Exhibit 99.1

2011 ANNUAL REPORT

ABOUT US

Elan, an Irish public company, has a long history as a pioneer in treating neurodegenerative disease. We have generated the core science and fundamental discoveries responsible for breakthrough compounds that profoundly impact multiple sclerosis and Crohn’s disease and that may have an impact on Alzheimer’s disease. Parkinson’s disease and the optimisation of our science across a broader spectrum of therapeutic applications are also very important to us.

As of December 2011, we employed over 400 people. Our principal research and development (R&D) facilities are located in the United States. Elan is headquartered in Dublin, Ireland and listed on the New York and Irish Stock Exchanges.

Contents

1	Investment Case
4	Letter from the Chairman
6	CEO Review
8	Operating Review

10 Tysabri

11 Science, Discovery and Translational Medicine

15 Scientific Collaborations and Relationships

16 Corporate Responsibility

22 Financial Information

Cover image

MRI of normal elderly brain; image courtesy of Drs. J. Suhy and J. Oh, Synarc

Elan Corporation, plc 2011 Annual Report 1

INVESTMENT CASE

Five Year Performance Trend 2007 - 2011

IFRS(1)
USD millions

Revenue

Operating Expenses(2)

-32%
'11 324
'10 349
'09 416
'08 491
'07 477

Adjusted EBITDA(3)

+$304m
'11 147
'10 63
'09 (21)
'08 (126)
'07 (157)

U.S. GAAP(1)
USD millions

Revenue

23% CAGR
'11 1,068
'10 896
'09 837
'08 699
'07 464

Operating Expenses(2)

-21%
'11 403
'10 421
'09 479
'08 524
'07 509

Adjusted EBITDA(3)

+$304m
'11 147
'10 63
'09 (21)
'08 (126)
'07 (157)

Elan Corporation, plc 2011 Annual Report 1

INVESTMENT CASE

Five Year Performance Trend 2007—2011

IFRS(1)

USD millions

Revenue

30% CAGR

‘11 661 ‘10 569 ‘09 545 ‘08 463 ‘07 230

Operating Expenses(2)

-32%

‘11 ‘10 ‘09 ‘08 ‘07

324

349

416

491

477

Adjusted EBITDA(3)

+$ 304m

‘11 ‘10 ‘09 ‘08 ‘07

147 63 (21) (126) (157)

U.S. GAAP(1)

USD millions

Revenue

23% CAGR

‘11 ‘10 ‘09 ‘08 ‘07

1,068 896 837 699 464

Operating Expenses(2)

-21%

‘11 ‘10 ‘09 ‘08 ‘07

403 421 479 524 509

Adjusted EBITDA(3)

+$ 304m

‘11 ‘10 ‘09 ‘08 ‘07

147 63 (21) (126) (157)

(1) On 16 September 2011, we completed the sale of our Elan Drug Technologies (EDT) business to Alkermes, Inc. The amounts shown in these charts exclude the results of EDT and relate to Elan’s continuing operations (IFRS) or pro forma Elan (U.S. GAAP) only. Refer to the ‘U.S.

GAAP Information’ section beginning on page 162 for a reconciliation of IFRS to pro forma Elan under U.S. GAAP. (2) Excludes other charges and gains. (3) Refer to page 36 for an explanation of Adjusted EBITDA.

2	Elan Corporation, plc 2011 Annual Report

INVESTMENT CASE

CONTINUED

2007 Q1 Q2 Q3 Q4

2008 Q1 Q2 Q3 Q4

2009 Q1 Q2 Q3 Q4

2010 Q1 Q2 Q3 Q4

2011 Q1 Q2 Q3 Q4

9,100

64,400

Elan Business Model

Scientific Discovery

· Biotech leader with neuroscience focus

· Inventor of Tysabri—blockbuster multiple sclerosis treatment

· Significant advances in Alzheimer’s disease—pioneered immune therapy approach

· Major current research focus on Parkinson’s disease—significant recent advances

· Leveraging scientific insights across spectrum of diseases in Neotope

· Access additional research expertise with external collaborations

Business Structure

· Infrastructure light business model

· Access non-core capabilities through collaborating and outsourcing

· High operational leverage in financial structure

Capital Structure

· Strong capital structure

· Net cash & investments

Scientific Discovery

Capital Business Structure Structure

Elan Corporation, plc 2011 Annual Report 3

Products and Pipeline

ALZHEIMER’S DISEASE

ELND005

Beta Secretase Research

BIPOLAR DISORDER

ELND005

PARKINSON’S DISEASE

Parkinson’s Research

MULTIPLE SCLEROSIS (WITH BIOGEN IDEC)

Tysabri (natalizumab) Relapsing Forms of Multiple Sclerosis

Tysabri (natalizumab) Secondary Progressive Multiple Sclerosis

Tysabri Subcutaneous

CROHN’S DISEASE (WITH BIOGEN IDEC)

Tysabri (natalizumab) (U.S.)

NEOTOPE (NEO-EPITOPE TARGETS INCLUDING AD, DIABETES)

Neotope Research

ONCLAVE (ONCOLOGY RELATED TARGETS)

Onclave Research

ALZHEIMER’S IMMUNOTHERAPHY PROGRAM1 (JOHNSON & JOHNSON AND PFIZER)

Bapineuzumab (AAB-001) Monoclonal Antibody Intravenous Bapineuzumab (AAB-001) Monoclonal Antibody Subcutaneous AAB-003 Monoclonal Antibody ACC-001 Immunoconjugate

DISCOVERY PRECLINICAL PHASE 1

PHASE 2

PHASE 3

FILED

APPROVED

MARKETED

1 As part of the Johnson & Johnson Transaction in September 2009, Janssen AI acquired substantially all of our assets and rights related to AIP (see page 12 for additional information).

4	Elan Corporation, plc 2011 Annual Report

LETTER FROM THE CHAIRMAN

Dear Shareholders,

When I wrote to you last year, having just been appointed Chairman, I told you that I had joined the Elan Board because of the Company’s proven scientific strength, its commitment to disciplined operational and financial management and its potential to build value for investors and improve the lives of patients suffering from some of the most severe neurodegenerative diseases. Since then I believe we have made excellent progress in moving the Company forward strategically.

Our scientific strength remains core to our Company and this year we have continued our work in multiple sclerosis (MS) and Alzheimer’s disease, increased our focus on Parkinson’s disease and also extended the application of proven science to other disease areas. We have made significant progress in a number of programmes both internally and with our collaborators. 2012 will be an important year in this regard.

The continuing success of Tysabri is highlighted by the 23% growth in in-market sales and 13% growth in patients on therapy in 2011. The sale of our Elan Drug Technologies (EDT) business to Alkermes announced in May and completed in September 2011 represented the combination of a long desired objective to position the Company as a dedicated biotechnology company focused on neurology and also to fundamentally address our debt. The disposal of EDT to Alkermes achieved this goal and also a positive net cash position including quoted investments.

Elan Corporation, plc 2011 Annual Report 5

The Alkermes transaction saw the departure of Shane Cooke as our Chief Financial Officer to Alkermes and his replacement with Nigel Clerkin, who I believe, based on his expertise, financial acumen and experience with Elan since 1998 will serve our company and shareholders very well. We wish all our former colleagues now at Alkermes the best and watch with interest their progress as a shareholder in their company.

One of the most important things the Board does is to appoint the Chief Executive Officer and as announced earlier this month, the process to find a successor to Kelly Martin, who has led the Company since 2003, is well advanced. I, together with our Board, decided to extend this process to enable Kelly to stay with us until the results of the bapineuzumab Phase 3 Alzheimer’s disease pivotal trials are released and assessed due to their potential importance to the Company. I am delighted that Kelly has agreed to remain with us as CEO.

An ongoing requirement of all Boards of Directors is also to continue to refresh and strengthen the Board and I am pleased that we have been able to attract the services of Andrew von Eschenbach and Hans Peter Hasler during the past year and I look forward to working with them along with the rest of the Board over the coming year.

Lastly, I would like to thank all our employees, the Board of Directors and you, our shareholders, for your continuing support.

Robert A. Ingram

Chairman,

Elan Board of Directors

Our scientific strength remains core to our Company and this year we have continued our work in MS and Alzheimer’s disease, increased our focus on Parkinson’s disease and also extended the application of proven science to other disease areas.

6	Elan Corporation, plc 2011 Annual Report

CEO REVIEW

Dear Shareholders,

2011 was a transformational year for Elan: we completed the planned separation of our highly successful Elan Drug Technologies (EDT) business thereby advancing a number of long-standing strategic and financial objectives; for Tysabri, we received regulatory approval in Europe and the United States for the inclusion in the drug label of anti-JC virus (JCV) antibody status as an additional factor to aid the medical profession in communicating potential risk factors associated with treatment. At a broader level, we continued to secure valuable collaborations that reduce the need for expensive infrastructure to develop new therapies, while potentially enabling the Company to benefit from scientific breakthroughs. Overall, it was an exceptional year, and Elan is well-placed to continue to build value for shareholders through disciplined investments in high-quality science, and further growth and expansion of our therapies.

In May 2011, we announced a definitive agreement to merge EDT with Alkermes, Inc. The transaction, which closed in September, accomplished our long-term goal of separating our EDT and BioNeurology businesses – two strong and successful businesses with very different business models – in a way that builds value for shareholders. The separation allows Elan to focus its core operations on research and early stage drug development, while advancing our pipeline.

Our operational performance was strong and met or exceeded our financial guidance for the year. Revenue performance was driven by our core business, and significant Tysabri growth, which we market and distribute with Biogen Idec, Inc. (Biogen Idec). Our recorded sales of Tysabri under IFRS increased by 25% over 2010 to $656.7 million for 2011, consistent with the 23% annual growth in global in-market net sales of Tysabri, which totalled $1,510.6 million in 2011 and benefited from a 16% annual growth in units sold. Continued cost discipline also significantly contributed to improved Adjusted EBITDA. The EDT transaction enabled us to reduce the debt on our balance sheet and further improve our capital structure. We reduced our total principal amount of debt by $660.5 million, or 51%, during the year.

Elan Corporation, plc 2011 Annual Report 7

In June 2011, the European Commission (EC) approved the inclusion of anti-JCV antibody status as an additional factor to aid in stratifying patients at risk for developing progressive multifocal leukoencephalopathy (PML). In January 2012, the U.S. Food and Drug Administration (FDA) approved a similar amendment to the label in the United States. As part of a standard review process, the EC concluded the quality, safety and efficacy of Tysabri continue to be adequately demonstrated and also renewed the EU five-year marketing authorisation.

Our Parkinson’s disease research group made substantial progress against specific targets, assisted by the advancement of proprietary animal models that we developed over the last few years.

We also announced important collaborations, through which we may be able to simultaneously increase the pace of advancement of promising therapies while limiting our investments in infrastructure. We announced a global technical development and manufacturing agreement for antibody based therapeutics with Boehringer Ingelheim and a relationship with Pharmaceutical Product Development, Inc. to focus on the advancement and execution of our clinical development portfolio. We also entered into a strategic business relationship with Proteostasis Therapeutics, Inc., focused on the discovery and development of disease modifying small molecule drugs and diagnostics for the treatment of neurodegenerative disorders and dementia related diseases including Alzheimer’s disease.

While Elan is, and will remain, focused on discovery of treatments for neurodegenerative disease we will seek to advance our science through separate entities where it makes sense in terms of a potential outcome.

We have a separate, wholly-owned subsidiary for the Neotope discovery platform, which spans multiple indications, called Neotope Biosciences Limited. In 2011 Onclave, also wholly owned, was established to develop the oncology related aspects of this platform.

Overall, we are very happy with the progress we made this year. We are proud that we have created an enterprise that is self-funding, due to our work to grow the top line and manage our cost structure. I am confident that there are exciting developments and discoveries ahead and I am looking forward to sharing our progress with you.

Kelly Martin

Chief Executive Officer

Highlights

EDT Transaction

The transaction achieved a long-term goal of focusing research and early stage drug development, building value for shareholders.

Tysabri

Our revenue from sales of Tysabri increased by 25% over 2010 to $656.7 million; 23% annual growth in global in-market net sales.

Anti-JCV antibody status added as a risk factor for PML in European and U.S. drug label.

Capital Structure

We decreased our debt by 51% and moved from net debt to net cash and investments.

8	Elan Corporation, plc 2011 Annual Report

OPERATING REVIEW

Elan’s business focuses on neurodegenerative diseases, such as Alzheimer’s disease and Parkinson’s disease; autoimmune diseases, including MS and Crohn’s disease, and neo-epitope based targets for treatments across a broad range of therapeutic indications.

We made significant changes during 2011, which resulted in a more refined focus on neuroscience. Facilitated by the sale of our EDT business, we reduced the total principal amount of our debt by 51%. We achieved revenue growth of over 16% and remained disciplined on cost. Finally, we made progress on Tysabri, particularly in relation to progress with risk stratification for PML.

Elan Corporation, plc 2011 Annual Report 9

Elan scientists have discovered a new adhesion molecule pathway involved in inflammation: Laminin 411 expressed within blood vessels, and MCAM expressed on a subset of highly pathogenic T cells in the circulation.

Red = pan-laminin Green = laminin 411/MCAM ligand Blue = nuclei of endothelial and infiltrating immune cells

(Image: K. Flanagan, Ph.D., Staff Scientist)

10 Elan Corporation, plc 2011 Annual Report

OPERATING REVIEW

CONTINUED

TYSABRI

Tysabri, an alpha-4 integrin inhibitor invented by Elan scientists and available since 2006, continues to be a successful therapy for MS, a neurological disorder involving central nervous system dysfunction among adults.

Tysabri is approved in more than 65 countries. Tysabri is approved in the United States as a monotherapy for relapsing forms of MS, generally for patients who have had an inadequate response to, or are unable to tolerate, an alternative MS therapy. In the European Union, it is approved for highly active relapsing-remitting MS (RRMS) in adult patients who have failed to respond to beta interferon or have rapidly evolving, severe RRMS.

Tysabri has advanced the treatment of MS patients with its established efficacy. Data from the Phase 3 AFFIRM trial, which was published in the New England Journal of Medicine, showed that after two years, Tysabri treatment led to a 68% relative reduction (p<0.001) in the annualised relapse rate when compared with placebo and reduced the relative risk of disability progression by 42% to 54% (p<0.001).

We continue to work closely with our collaborator on Tysabri, Biogen Idec, as well as the clinical and scientific communities, to generate significant understanding — in both efficacy and safety of the therapy — so it may be positioned for the clinical benefit of patients.

As at 31 December 2011, there were approximately 64,400 patients on Tysabri therapy worldwide, compared to 57,200 patients as at 31 December 2010, which represents an increase of 13%. In 2011, global in-market sales of Tysabri exceeded $1.5 billion and constituted approximately 12% of the global MS market by value.

Tysabri increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain which usually leads to death or severe disability. Infection by the JC virus (JCV) is required for

Tysabri, an alpha-4 integrin inhibitor invented by Elan scientists and available since 2006, continues to be a successful therapy for MS, a neurological disorder involving central nervous system dysfunction among adults.

the development of PML and patients who are anti-JCV antibody positive have a higher risk of developing PML. Recent studies suggest that irrespective of MS treatment, approximately 55% of MS patients are anti-JCV antibody positive. Factors that increase the risk of PML are presence of anti-JCV antibodies, prior immunosuppressant (IS) use, and longer Tysabri treatment duration. Patients who have all three risk factors have the highest risk of developing PML. Other serious adverse events that have occurred in Tysabri-treated patients include hypersensitivity reactions (for example, anaphylaxis) and infections, including opportunistic and other atypical infections. Clinically significant liver injury has also been reported in the post-marketing setting.

In the United States, Europe and in other countries, programmes are in place to inform patients of the risks associated with Tysabri therapy, including PML, and to enhance collection of post-marketing data on the safety and utilisation of Tysabri for MS. In 2011, we made significant progress in better understanding the risk of PML associated with Tysabri and in building awareness of Tysabri’s benefit/risk profile.

Tysabri – label updates provide a more informed “benefit/risk” analysis Europe

In June 2011, the EC approved the inclusion of the anti-JCV antibody status as an additional factor in stratifying patients at risk for developing PML in the Summary of Product Characteristics’ (SmPC) for Tysabri in the European Union. In addition, as part of a standard review process, the EC concluded the

Mitochondria are cellular organelles involved in energy production and important signaling processes. Mitochondrial damage, as pictured in this electron micrograph, is a common hallmark of neurodegeneration. We are working on specific mechanisms to prevent and repair mitochondrial damage.

(Image: J. Johnston, Ph.D., Vice President)

Elan Corporation, plc 2011 Annual Report 11

quality, safety and efficacy of Tysabri continues to be adequately demonstrated, and renewed Tysabri’s five year marketing authorisation in the EU.

The new SmPC language states that patients who are anti-JCV antibody positive are at an increased risk of developing PML compared to patients who are anti-JCV antibody negative. The SmPC language also states that patients who are anti-JCV antibody positive, have received prior IS therapy, and have received treatment with Tysabri for more than two years have the highest risk of developing PML.

This update to the SmPC was based on analysis of data from Biogen Idec’s and Elan’s quantitative risk stratification algorithm, which was presented at a number of major, international medical meetings. The revised SmPC will enable a more informed “benefit vs risk” discussion between patients and physicians, ultimately better stratifying the risk for those on or considering Tysabri as an appropriate therapy.

United States

We also made progress to stratify PML risk for MS patients in the United States. In January 2012, the U.S. Food and Drug Administration (FDA) approved an update to the Prescribing Information for Tysabri to include anti-JCV antibody status as a factor to help stratify the risk of PML in the Tysabri-treated population. The inclusion of anti-JCV antibody status as a risk factor along with prior IS use and treatment duration enables the identification of differing levels of risk and provides the information patients and physicians need to make a more informed treatment decision.

We developed a two-step enzyme-linked immunosorbent assay (ELISA) called STRATIFY JCV with Biogen Idec. The assay detects anti-JCV antibodies in the blood of patients, and is widely commercially available in Europe. In January 2012, the FDA cleared the assay for commercial use in the United States. As at 31 December 2011, over 80,000 tests had been administered using the assay.

Advancement with Tysabri risk stratification in 2011 exceeded our expectations, and is facilitating a more personalised approach to treatment selection.

Tysabri is marketed and distributed by Elan and Biogen Idec. For full prescribing information and more information about Tysabri, please visit www.elan.com or www.biogenidec.com. Information about Tysabri treatment for MS, including important safety information, is available at www.Tysabri.com.

Tysabri for Secondary Progressive Multiple Sclerosis

In 2011, Elan and Biogen Idec initiated patient enrolment in ASCEND, a Phase 3 trial to test the effectiveness of Tysabri treatment on the reduction of disability progression in subjects with secondary progressive MS.

SCIENCE, DISCOVERY AND TRANSLATIONAL MEDICINE

We started an initiative in 2010 to build the next generation of science and discovery, which continues today and is facilitated by our new business structure.

As part of this initiative, we established the Parkinson’s disease genetics (PDG) group which researches fundamental pathways of Parkinson’s biology, genetics-based animal models, and structural characterisation of genetic targets for drug design. A separate research group, which is called Neotope, is focused on creating novel monoclonal antibodies based on neo-epitope targets for the treatment of a broad range of therapeutic indications.

We plan to continue to make measured and disciplined investment in our Alzheimer’s disease and MS pipelines and to continue to utilise external collaborations and relationships to enhance our focus on scientific discovery, which is our key strength.

3	neurological disease areas of focus

In Alzheimer’s disease; targeting the clearance, disruption and aggregation of beta amyloid through a variety of approaches;

In Parkinson’s disease; targeting therapeutics against proteins genetically linked with the disease, including alpha-synuclein and Parkin;

In MS; blocking the entry of immune cells into the central nervous system through blocking the alpha-4 integrin.

12 Elan Corporation, plc 2011 Annual Report

OPERATING REVIEW

CONTINUED

Alzheimer’s Disease Programmes Our scientific Approach

Elan’s scientists have been leaders in

Alzheimer’s disease research for more than 25 years, and insights gained from our work are an important part of the scientific foundation of understanding this disease. We are known and respected for our innovative Alzheimer’s disease research and our commitment to creating new therapeutic opportunities for patients desperately in need of them.

Our scientific approach to treating Alzheimer’s disease has focused principally on beta amyloid. The process by which this protein is generated, aggregates and is ultimately deposited in the brain is often referred to as the beta amyloid cascade. The formation of beta amyloid plaques is the hallmark pathology of Alzheimer’s disease.

Beta amyloid, also known as Abeta, is a small part of a larger protein called the amyloid precursor protein (APP). Beta amyloid is formed when certain enzymes called secretases “clip” (or cleave) APP. It is becoming increasingly clear that once beta amyloid is released, it exists in multiple physical forms with distinct functional activities. It is believed that the toxic effects of these forms may be involved in the complex cognitive, functional and behavioural deficits characteristic of Alzheimer’s disease.

Beta amyloid immunotherapies (AIP)

Beta amyloid immunotherapy pioneered by our scientists involves the potential treatment of Alzheimer’s disease by inducing or enhancing the body’s immune response in order to clear toxic species of beta amyloid from the brain. In almost a decade of collaboration with Wyeth (which has been acquired by Pfizer Inc. (Pfizer)), our scientists developed a series of therapeutic monoclonal antibodies and active vaccination approaches that may have the ability to reduce or clear beta amyloid from the brain. These new approaches have the potential to alter the underlying cause of the disease by reducing a key pathway associated with it. The Alzheimer’s Immunotherapy Program (AIP) includes bapineuzumab (intravenous and subcutaneous delivery) and ACC-001, as well as other compounds.

Bapineuzumab is an experimental humanised monoclonal antibody delivered intravenously that is being studied as a potential treatment for mild to moderate Alzheimer’s disease. Bapineuzumab is thought to bind to and clear beta amyloid peptide in the brain. It is designed to provide antibodies to beta amyloid directly to the patient (passive immunotherapy), rather than prompting patients to produce their own immune responses (active immunotherapy).

As part of the Johnson & Johnson Transaction in 2009, Janssen Alzheimer Immunotherapy (Janssen AI), a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to the AIP collaboration. Under the terms of this transaction, Johnson & Johnson provided an initial $500 million funding to Janssen AI and we have a 49.9% shareholding in Janssen AI. In general, we are entitled to a 49.9% share of all net profits generated by Janssen AI beginning from the date Janssen AI becomes net profitable and certain royalty payments upon the commercialisation of products under the AIP collaboration. As at 31 December 2011, the remaining unspent amount of the $500.0 million funding commitment was $57.6 million. Based on current spend levels, we expect that we will be called upon to provide funding to Janssen AI commencing in the second quarter of 2012.

In January 2011, Johnson & Johnson and Pfizer reported that enrolment was completed for the North American Phase 3 trials and sub-studies of bapineuzumab. Bapineuzumab has received fast-track designation from the FDA, which means that it may receive expedited approval in certain circumstances, in recognition of its potential to address the significant unmet needs of patients with Alzheimer’s disease.

This electron micrograph demonstrates the structure of the neuronal synapse.

The small circles are neurotransmitter vesicles, and the dark area close to the bottom is the site where two neurons have come together to communicate. This structure is the basis for neuronal communication in the brain. We are studying changes to this structure that occur early in the disease process.

(Image: J. Johnston, Ph.D., Vice President)

Elan Corporation, plc 2011 Annual Report 13

The Phase 3 programme includes four randomised, double-blind, placebo-controlled studies across two subpopulations (based on ApoE4 genotype) with mild to moderate Alzheimer’s disease, with patients distributed between North America and the rest of world. Johnson & Johnson and Pfizer anticipate that the North American bapineuzumab Phase 3 trials will be completed in 2012 and Phase 3 rest of world trials will be completed in 2014.

ELND005, an Aß aggregation inhibitor

In 2006, we entered into an exclusive, worldwide collaboration with Transition Therapeutics, Inc. (Transition) for the joint development and commercialisation of a novel therapeutic agent for Alzheimer’s disease. The small molecule ELND005 (Scyllo-inositol) is a beta amyloid anti-aggregation agent that has been granted fast-track designation by the FDA. Preclinical data suggest that ELND005 may act through the mechanism of preventing and reversing the fibrilisation of beta amyloid (the aggregation of beta amyloid into clumps of insoluble oligomers), thus enhancing clearance of amyloid and preventing or reducing plaque deposition.

In December 2010, we modified our Collaboration Agreement with Transition and as a result, Transition is no longer funding any continuing development or commercialisation of ELND005 and has relinquished its 30% ownership of ELND005 to Elan. Under the modified agreement, we paid Transition $9.0 million in January 2011. While Transition is still eligible to receive a further $11.0 million payment upon the commencement of the next ELND005 clinical trial, it is no longer eligible to receive a $25.0 million milestone that would have been due upon the commencement of a Phase 3 trial for ELND005, under the terms of the original agreement.

In July 2011, Elan presented data from the Phase 2 clinical trial of ELND005 in mild to moderate Alzheimer’s disease patients at the Alzheimer’s Association International Conference 2011. Poster presentations on the safety and efficacy results of the Phase 2 randomised, placebo-controlled,

Johnson & Johnson and Pfizer anticipate that the North American bapineuzumab Phase 3 trials will be completed in 2012 and Phase 3 rest of world trials will be completed in 2014.

dose-ranging study of ELND005 in mild to moderate Alzheimer’s disease and on the population pharmacokinetic analysis of plasma, cerebrospinal fluid (CSF) and brain ELND005 in patients with mild to moderate Alzheimer’s disease were presented. An oral presentation on imaging and cerebrospinal fluid biomarker results of a Phase 2 dose-ranging study of ELND005 in mild to moderate Alzheimer’s disease was also presented.

In November 2011, ELND005 was featured during four oral presentations and on two posters, at the 4th Conference on Clinical Trials on Alzheimer’s disease, where new analyses were presented from the Phase 2 Alzheimer’s disease study. The presentations focused on treatment effects at earlier stages of the disease, using validated “composite” cognitive endpoints. These results support the general direction of the field for earlier intervention. In addition, data on ELND005’s role in reducing the emergence of neuropsychiatric symptoms in Alzheimer’s patients was highlighted. The results of the Phase 2 clinical study data of ELND005 in mild to moderate Alzheimer’s disease were published in Neurology, the peer-reviewed journal, in September 2011.

Electron micrograph of amyloid plaque in a mouse model of Alzheimer’s.

Amyloid is comprised of a dense mat of fibres that accumulate on the outside of neurons and impair their function. We have discovered numerous therapeutic intervention points to prevent, or remove, amyloid deposition in the brain.

(Image: J. Johnston, Ph.D., Vice President)

14 Elan Corporation, plc 2011 Annual Report

OPERATING REVIEW

CONTINUED

ELND005 may have additional applications in psychiatric indications such as bipolar disorder. Our goal is to initiate a proof of concept Phase 2 study in bipolar disorder in 2012, post-completion of discussions with therapeutic area experts and regulators.

In November 2011, we entered into a manufacturing agreement for the supply of the active pharmaceutical ingredient for ELND005 with Lonza Group AG.

Parkinson’s Disease Genetics

Parkinson’s disease is a slowly progressive disease of the nervous system and the second most common degenerative neurological disorder after Alzheimer’s disease. In general, it affects one in 100 people over the age of 60, though people younger than this also live with the disease.

Elan’s discovery approach, through our dedicated PDG group, is guided by our expertise in Alzheimer’s disease research. The goal of our discovery efforts is to pursue a number of genetically validated targets that could prevent the neurodegenerative cascade associated with Parkinson’s disease and other neurological disorders.

Like many other neurodegenerative disorders, Parkinson’s disease involves the formation and accumulation of misfolded proteins in the brain. Alpha-synuclein is a protein genetically linked to Parkinson’s disease — abnormal aggregates of alpha-synuclein, including fibrils and inclusions known as Lewy bodies, occur in degenerating neurons in brain regions controlling movement and can involve other regions of the brain as well. Alterations in alpha-synuclein are believed to play a critical role in Parkinson’s disease.

Our scientists are examining the different forms of alpha-synuclein and the role that they can play in normal and abnormal cellular functions, as well as the pathogenicity of alpha-synuclein in animal models of disease.

Parkin is a protein found in the brain that, like alpha-synuclein, has been genetically linked to Parkinson’s disease. Parkin may be involved

The goal of our discovery efforts is to pursue a number of genetically validated targets that could prevent the neurodegenerative cascade associated with Parkinson’s disease and other neurological disorders.

in the elimination of misfolded proteins within neurons, and has demonstrated neuroprotective capabilities in cells. Some familial forms of Parkinson’s disease have been linked to mutations in parkin, with more than 50% of early onset Parkinson’s disease being linked to a loss of parkin protein and function in neurons. Our scientists continue the process of determining how parkin can regulate the processes of neurodegeneration.

In addition to our dedicated internal research group, in 2011, we expanded our collaborative effort with the University of Cambridge, and also began working with Proteostasis Therapeutics, Inc. (Proteostasis) to help us advance more quickly from the laboratory to the clinic.

Neotope Biosciences Limited

Neotope Biosciences Limited (Neotope) is our wholly owned subsidiary that focuses on the discovery and development of antibodies to neo-epitope related targets for the potential treatment of a broad range of indications including amyloidosis, diabetes, cancer and macular degeneration. Neotope’s strategy is to apply its expertise in generating novel therapeutic antibodies working with a broad range of collaborators in specific disease models, to select candidates for further clinical development.

Approach

An epitope is the molecular target recognised by an antibody. A neo-epitope is formed upon a modification of a protein. Of particular interest are sites on proteins that become accessible only after modification, such as cleavage or other covalent modifications (for example, phosphorylation) or by misfolding into an abnormal shape. The neo-epitopes

Lewy bodies (dark brown circle) form in the neurons of patients with Parkinson’s disease. They are comprised of a protein called synuclein that has become dysfunctional and aggregated to cause disease. We are engaged in numerous projects to target the a-synuclein protein to prevent Lewy body formation.

(Image: J. Johnston, Ph.D., Vice President)

Elan Corporation, plc 2011 Annual Report 15

targeted by Neotope may occur as part of a disease-associated pathological process. For each neo-epitope target, Neotope is developing novel, specific monoclonal antibodies for the potential treatment of patients having a disease associated with the neo-epitope.

Programmes

Neotope’s portfolio of targets includes alpha-synuclein for the potential treatment of synucleinopathies, such as Lewy body dementia and Parkinson’s disease, tau for Alzheimer’s disease and other tauopathies. We also have a programme for type 2-diabetes. Additional discovery efforts target other disease indications such as age-related macular degeneration and cancer.

Onclave Therapeutics Limited

Our wholly owned subsidiary Onclave Therapeutics Limited (Onclave) was formed to develop assets originating from Elan that have potential application in oncology related diseases. Onclave’s lead programme, NEOD001, which originated from Neotope, is being investigated for the potential treatment of AL amyloidosis, a fatal disease involving abnormal accumulation of amyloid in organs and tissue. In 2011, Onclave filed for orphan drug designation of NEOD001. Onclave’s pipeline includes additional novel compounds with potential relevance in diverse cancer indications.

SCIENTIFIC COLLABORATIONS AND RELATIONSHIPS

Cambridge-Elan Centre—Parkinson’s and Alzheimer’s Disease Research

In November 2011, we launched a collaboration with the University of Cambridge, England, the Cambridge-Elan Centre for Research Innovation and Drug Discovery (Cambridge-Elan Centre). The goal of the Cambridge-Elan Centre is to discover novel compounds capable of altering the behaviour of proteins associated with neurodegenerative disorders that can be developed into new treatments.

The Cambridge-Elan Centre will bring together Elan’s more than two decades of experience in Alzheimer’s research and our knowledge of biology and model systems with the University of Cambridge’s pioneering contributions in the development of biophysical approaches to study the molecular basis of protein misfolding and aggregation, and their links to disease. This ten-year agreement paves the way for a long-term collaboration between the University of Cambridge and Elan.

Dublin Neurological Institute (DNI)

In November 2011, we entered into a sponsorship agreement with the DNI to provide financial support over a five year term for an initiative to support improved access and quality of neurological patient care in Ireland. The total financial support amount pledged by us to the DNI is €1.5 million.

University College Dublin (UCD)

In December 2011, we announced an initiative with UCD to support leadership in the global biotechnology industry, including the establishment of Europe’s first interdisciplinary Chair in the “Business of Biotechnology”. The initiative is expected to run for at least seven years and will include a contribution in excess of €3 million from Elan.

Proteostasis

We entered into a strategic business relationship with Proteostasis in May 2011. Our $20.0 million equity interest in Proteostasis represented approximately 24% of the equity of Proteostasis at the time of the investment and has been recorded as an equity method investment on our Consolidated Balance Sheet. The net loss recorded on the equity method investment in 2011 was $2.7 million.

Proteostasis has expertise in protein turnover and biological pathways, central to diseases associated with neurodegeneration, and is a complementary fit for our vision and scientific direction in Parkinson’s disease.

16 Elan Corporation, plc 2011 Annual Report

CORPORATE RESPONSIBILITY

PURSUING OPPORTUNITIES TO IMPROVE PEOPLE’S LIVES We see the brain as the last great frontier in scientific research and therapy development. There is no greater challenge and no greater opportunity to make a meaningful difference in patients’ lives.

Elan has a long history as a pioneer in treating neurodegenerative diseases. We have generated the core science and fundamental discoveries responsible for compounds that profoundly impact multiple sclerosis and that may have an impact on Alzheimer’s disease and eventually Parkinson’s disease. These discoveries have been fostered by a culture of scientific innovation and risk-taking in the pursuit of new therapies.

Our employees are committed to moving our pipeline from laboratory to clinic to the market. We are working every day to become the leading global neuroscience company, as we discover new science and deliver new therapies to help millions of patients around the world.

More than a vision, we see this as a moral responsibility.

Elan Corporation, plc 2011 Annual Report 17

This image demonstrates the fine structure of the cellular mitochondrial network in a cell expressing Parkin protein. Elan researchers have showed that this network is preserved under stress when Parkin is present.

Red = mitochondria Blue = nuclei

(Image: M. Velasquez, Associate Manager)

18 Elan Corporation, plc 2011 Annual Report

CORPORATE RESPONSIBILITY

CONTINUED

WHAT IT MEANS:

• Our Patients: We are committed to developing therapies that will improve lives and change the course of disease

• Our Employees: We aim to attract, develop, reward and retain the brightest and best people

• Our Environment: We aim to implement and uphold good environmental practices

• Our Community: We make an effort to support the local communities in which our patients, employees, investors and suppliers live

PATIENTS

Our progress, goals and achievements are underscored by a deep commitment to creating, sustaining and growing the unique patient relevance of Tysabri and our science and relationships. In addition to the advancement of Tysabri and our potential products and clinical studies, this fundamental focus on patients is evidenced by our collaborative research ventures, our patient assistance programmes and our intellectual property enabling the advancement of innovation. We remain committed to making a difference in the lives of patients and their families through our dedication to bringing innovations in science to fill significant unmet medical need.

Innovations in Science

For information on our R&D activities, please refer to the Operating Review on pages 8 to 15. In addition to our internal R&D programmes, we are involved in external innovation initiatives in the areas of Alzheimer’s disease and Parkinson’s disease.

During 2011, Elan worked with a number of bodies to advance the scientific and medical understanding of our key development targets including: Alzheimer’s Drug Discovery Foundation, a biomedical venture philanthropy; Parkinson’s Institute and Clinical Center, where we collaborated with world-class experts to expand the body of scientific knowledge around Parkinson’s disease and The Michael J. Fox Foundation for Parkinson’s Research, which included a grant programme, designed to identify and fund promising research projects. In addition, our extensive relationships with the Alzheimer’s Association and the Accelerate Cure/Treatments for Alzheimer’s Disease encompassed participation in the Research Roundtable, a consortium of scientific thought-leaders working to facilitate the development of new treatments, along with participation in a coalition of national organisations representing those seeking to accelerate the development of potential cures and treatments for Alzheimer’s disease.

Tysabri Financial Assistance Programme

Together with Biogen Idec we fund programmes to provide Tysabri patients with a wide range of support services and programmes to optimise access to Tysabri in the United States. Patients are partnered with a Financial Assistance Counsellor to develop the best financial solution for accessing Tysabri therapy, helping to ensure that no patient is denied treatment based solely on financial reasons. Financial assistance programmes encompass a number of options; are tailored to address the various needs of patients, including those uninsured, privately insured, or insured through Medicare; and include a co-pay assistance programme with a low monthly cap, subject to annual enrolment and income limit qualifications.

Elan Corporation, plc 2011 Annual Report 19

2011 IRISH INITIATIVES

In 2011, Elan announced a collaboration with the Dublin Neurological Institute where we will provide €1.5 million over the next five years to increase patient access to the highest quality of neurological care. Also in 2011, University College Dublin (UCD) and Elan announced the establishment of Europe’s first interdisciplinary Chair in the ‘Business of Biotechnology’ which will be supported by the UCD Smurfit Graduate School of Business and the UCD College of Science. Elan’s contribution is expected to be in excess of €3 million.

R&D and Commercial Practices

We have developed clear and accountable policies and procedures for all our medical and scientific practices to ensure comprehensive oversight of all our clinical, scientific, pharmacovigilance and medical governance issues is achieved.

We take our ethical and scientific responsibilities very seriously and demonstrate these aspects of our work in our relationships with clinical and medical personnel. We rigorously enforce anti-kickback statutes, which prohibit offering payment to induce the purchasing of products, as well as false claims legislation.

In addition, we aim to apply the highest standards in all our clinical and scientific research in every country in which we operate and with every group with whom we interact. The rights, safety and well being of the patients enrolled in our clinical trial programmes are the most important considerations and are protected at all times. We adhere to the International Conference on Harmonisation Good Clinical Practice Guidelines (which is the international ethical and scientific quality standard for designing, conducting, recording and reporting trials that involve participation of human subjects), FDA and international regulatory requirements and all E.U. Directives affecting clinical trial conduct.

EMPLOYEES

Our past and future achievements are

dependent on our employees. Our goal is to

attract, develop, reward and retain the brightest

and best people in all areas of our business.

At 31 December 2011, we employed 412

people (2010: 1,219) of which 51% were female

and 49% male (2010: 46% female and 54%

male).

Employee Engagement

We recognise the importance of good

communications and greater transparency. We

keep our employees informed and updated

on events affecting Elan. We offer several

channels where employees can report issues

anonymously. These include our toll-free

Compliance Line and Anonymous Web Form.

All Compliance Line reports are sent directly to

the Office of Compliance, which reports directly

to the CEO and has a dotted-line reporting

relationship to the Audit Committee and the

board of directors.

In 2011, we reported no lost time injuries, and medical treatment events continued to decline.

Incident Summary

‘11 17

‘10 21

‘09 25

20 Elan Corporation, plc 2011 Annual Report

CORPORATE RESPONSIBILITY

CONTINUED

Our employee compensation is based on a philosophy that emphasises pay-for-performance. The performance management process feeds into the compensation process and ensures that meritocracy is practised throughout the organisation.

We offer employees the opportunity to participate in the ownership of Elan through a variety of equity-based incentive schemes. Through our health insurance and retirement benefits, we encourage our employees to safeguard their own health and future and those of their families. Taken together and alongside the more traditional health and safety practices operated throughout the organisation, we are fully committed to ensuring our employees have well-rounded protection for their health and well being.

Health & Safety

We are conscious of our responsibilities and at all times promote a safe and healthy working environment. We are fully committed to the management of all aspects of our business to the highest health and safety standards. In order to achieve this we are committed to continuous improvement of safety management systems and performance. We continue to implement scalable solutions to enhance these programmes in alignment with certain international guidelines, including ISO 14001 and OHSAS 18001.

ENVIRONMENT

We are committed to responsible environmental practices, to operating in full compliance with all relevant regulatory requirements, and to establishing specific objectives and targets, where appropriate, as part of an overall Environmental Management System.

In September 2011, we completed the merger of our EDT business with Alkermes Inc. This transaction resulted in the transfer of several sites and as such had a substantial impact on the organisation’s geographical footprint. The results shown opposite reflect our San Francisco site only as this is now the major driver of our resource utilisation.

ENVIRONMENTAL PERFORMANCE

Waste: We collect information about five categories of waste: shredded paper waste; recyclable cardboard; plastic & glass waste; and general waste. There has been an overall decline in waste generated between 2010 and 2011, primarily due to consolidation of building footprints. Moving forward we expect a further reduction in waste as we introduce cafe composting and lab plastic use initiatives.

‘11 5.7

‘10 6.3 ‘09 4.1

Cubic yards of waste (000’s)

Water: Usage decreased from 2009 to 2010, despite an increase in square footage, and remained stable through 2011. The decrease in water demand was driven by decreases in use per square foot of research and office space. Much of this decrease is attributable to the construction of two state of the art buildings that maximised resource utilisation.

‘11 14 ‘10 14

‘09 36

Gallons of water per ft2 of floor space

Energy: Electricity usage reduced between 2010 and 2011 while gas consumption remained constant. Improvements in site design, and energy conservation initiatives (e.g. installation of customised Phoenix air valve systems in our laboratory hoods which reduce the costs of managing air flow) have in the main contributed to this saving.

‘11 1

30 1 ‘10 32 0.9 ‘09 32

Electricity use (KWH/ft2) Natural Gas use (Therms/ft2)

Elan Corporation, plc 2011 Annual Report 21

Our preventive approach to resource management is geared toward optimising natural resources and minimising the environmental impact. We are committed to optimising our use of these resources through further efficiency gains.

Our current resource consumption is directly related to our R&D activity levels. However, in the past consumption was more related to our manufacturing levels. The transfer of our manufacturing facilities and improvements in site design, newer buildings, and energy conservation initiatives has resulted in the use of electricity per square foot decreasing.

Moving forward into 2012 and recognising our responsibility to operate our business efficiently, we plan to implement new product development practices that use natural resources, consume energy and generate waste more efficiently. We are continuously evaluating ways to minimise these impacts by making changes across the organisation and through our supply network.

COMMUNITY

We strive to make a tangible contribution to the communities in which we operate, to the wider society and to fulfil our ethical, social and governance responsibilities. We recognise our responsibility as a public company and are committed to the maintenance of the highest standards of corporate governance. Further information on our corporate governance standards and activities are set out in our Corporate Governance Statement on pages 55 to 61 of this Annual Report.

We support a culture that encourages employees to give time and effort to their communities. At the corporate level we place a firm focus on causes that run closest to our scientific goals and support employees who contribute at a personal and/or local level.

TIME TO READ PROGRAMME

During 2011, employees from our Dublin office provided one-to-one reading support to disadvantaged school children, as part of a pilot reading support programme in conjunction with Business in the Community Ireland. The programme ran for 24 weeks and data from these sessions will be used by the Irish Department of Education to help them in deciding whether to roll the programme out nationwide.

WALK TO END ALZHEIMER’S

Over 100 Team Elan members participated in the 2011 Walk to End Alzheimer’s. Team Elan raised $47,500 for the Walk and Elan once again provided corporate sponsorship. Dale Schenk, our Chief scientific Officer, was the keynote speaker at the Alzheimer’s Association event, which is the group’s largest walk in the United States and benefits Alzheimer’s disease research and family programmes.

COMMITMENT

At Elan, we hold a fundamental belief that our science has the potential to improve patients’ lives. Our ultimate corporate responsibility remains our advocacy and advancement of this science.

Our pipeline and interests in developing compounds and investigative therapies reflects our commitment to bring innovative products to patients suffering from neurodegenerative disease.

Elan’s commitment to patients is reflected in all that we do: we are a company driven by the knowledge that our work is important and the desire to make a difference.

22 Elan Corporation, plc 2011 Annual Report

FINANCIAL INFORMATION

2011 HIGHLIGHTS

	IFRS[1]		U.S. GAAP[1]	
Revenue	$660.7m	+16%	$1,068.1m	+19%
Operating Expenses[2]	$323.9m	-7%	$403.1m	-4%
Adjusted EBITDA	$146.7m	+134%	$146.7m	+134%

22 Elan Corporation, plc 2011 Annual Report

FINANCIAL INFORMATION

2011 HIGHLIGHTS

IFRS(1)

Revenue

+16%

$660.7m

Operating Expenses(2)

-7%

$323.9m

Adjusted EBITDA

$146.7m +134%

U.S. GAAP(1)

Revenue

+19%

$1,068.1m

Operating Expenses(2)

-4%

$403.1m

Adjusted EBITDA

$146.7m +134%

(1) Amounts exclude the results of EDT and relate to Elan’s continuing operations (IFRS) or pro forma Elan (U.S. GAAP) only.

(2)	Excludes other charges.

Elan Corporation, plc 2011 Annual Report 23

Synuclein is a protein that becomes dysfunctional and pathogenic in neurons of patients with Parkinson’s disease. Elan scientists have discovered that synuclein also plays an important role in immune cell activity, as shown in this micrograph of a macrophage digesting a foreign particle.

Red = actin Green = a-synuclein Blue =nucleus

(Image: S. Gardai, Ph.D., Principal Scientist)

24	Elan Corporation, plc 2011 Annual Report

Terms

As used herein, “we”, “our”, “us”, “Elan” and the “Company” refer to Elan Corporation, plc (public limited company) (the Parent Company) and its consolidated subsidiaries (collectively “the Group”), unless the context requires otherwise.

Financial Statements

We prepare our Consolidated Financial Statements contained in this Annual Report in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS), and those parts of the Companies Acts, 1963 to 2009 applicable to companies reporting under IFRS. In addition to the Consolidated Financial Statements contained in this Annual Report, we also prepare separate Consolidated Financial Statements on Form 20-F pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The Form 20-F under U.S. GAAP is a separate document from this Annual Report. IFRS differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP, please refer to “U.S. GAAP Information”, beginning on page 162 of this Annual Report.

Trademarks

All product names appearing in italics are trademarks of Elan. Non-italicised products are trademarks of other companies.

Cautionary Factors That May Affect Future Results

Statements included herein that are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialise, our results could be materially affected.

This Annual Report contains forward-looking statements about our financial condition, results of operations and estimates, business prospects and products and potential products that involve substantial risks and uncertainties. These statements can be identified by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following:

•	we are substantially dependent on revenues from Tysabri® (natalizumab);

•	our long-term success depends upon the successful development and commercialisation of other product candidates;

•	we have substantial cash needs and we may not be successful in generating or otherwise obtaining the funds necessary to meet our cash needs;
•	restrictive covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions and could adversely affect us;

•	we depend on Johnson & Johnson, in addition to Pfizer Inc.(Pfizer), for the clinical development and potential commercialisation of bapineuzumab (AAB-001) and any other AIP products;

•

future returns from the Johnson & Johnson Transaction are dependent, in part, on the successful development and commercialisation of bapineuzumab and other potential Alzheimer’s Immunotherapy Program (AIP) products;

•	our industry is highly competitive;

•	if we are unable to obtain or enforce patent rights, trade secrets or other intellectual property, then our revenues and potential revenues may be materially reduced;

•	if there are significant delays in the manufacture or supply of Tysabri or in the supply of raw materials for Tysabri, then sales of Tysabri could be materially and adversely affected;

•	we are subject to pricing pressures and uncertainties regarding healthcare reimbursement and reform;

•

we settled with the U.S. government with respect to its investigation of the marketing practices concerning our former Zonegran® (zonisamide) product which required us to pay $203.5 million in criminal and civil fines and penalties and take other actions that could have a material adverse effect on us;

•	the pharmaceutical industry is subject to anti-kickback, bribery and false claims laws in the United States and elsewhere;

•	we are subject to extensive government regulation, which may adversely affect our ability to bring new products to market and may adversely affect Tysabri;
•	we own approximately six percent of Alkermes plc and our shares are subject to legal and contractual transfer restrictions;

•	our business exposes us to risks of environmental liabilities;

•

if we fail to comply with our reporting and payment obligations under the Medicaid rebate programme or other governmental pricing programmes, then we could be subject to material reimbursements, penalties, sanctions and fines;

•	we are subject to continuing potential product liability risks, in particular with respect to Tysabri, which could cost us material amounts of money;

•	we and some of our officers and directors were named as defendants in putative class actions; an adverse outcome in the class actions could result in a substantial judgement against us;

•	our sales and operations are subject to the risks of fluctuations in currency exchange rates and to the risk of a partial or total collapse of the euro; and

•	provisions of agreements to which we are a party may discourage or prevent a third party from acquiring us and could prevent our shareholders from receiving a premium for their shares.

We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

Elan Corporation, plc 2011 Annual Report	25

Financial Review

Introduction

This Annual Report for the year ended 31 December 2011 meets the reporting requirements pursuant to Irish Company law and the listing rules of the Irish Stock Exchange (Listing Rules).

This financial review primarily discusses:

•	Five-year selected financial data;

•	Current operations;

•

The results of the continuing operations of Elan for the year ended 31 December 2011, compared to the year ended 31 December 2010, and the reconciliation of net income/(loss) to Adjusted Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA)—non-GAAP measure;

•

The results of the discontinued operations of Elan. Following the divestment of Elan Drug Technologies (EDT) on 16 September 2011, the results of EDT are presented in the net income from discontinued operations line in the Consolidated Income Statement for 2011 and the comparative amounts have been restated to reflect this classification;

•	Liquidity and capital resources;

•	Financial risk management; and

•	Events after the balance sheet date.

Five-Year Selected Financial Data

The selected financial data set forth below is derived from our Consolidated Financial Statements in this Annual Report and our prior years’ Annual Reports, and should be read in conjunction with, and is qualified by reference to, the Operating Review on pages 8 to 15, the Financial Review on pages 26 to 44 and our Consolidated Financial Statements and related notes thereto.

Years Ended 31 December,	2011		2010		2009		2008		2007
Income Statement Data: (in $m, except for number of shares data):
Continuing operations
Total revenue	660.7		568.6		545.0		462.6		230.2
Operating profit/(loss)	64.7	(1)	(246.5	)(2)	(25.6	)(3)	(235.5	)(4)	(615.4	)(5)
Net loss from continuing operations	(230.3	)(6)	(374.9	)(7)	(213.2	)(8)	(127.4	)(9)	(739.7	)(10)
Adjusted EBITDA—continuing operations	146.7	(11)	62.7	(11)	(20.9)		(125.5)		(157.1)
Discontinued operations
Net income from discontinued operations	760.1	(12)	52.3	(13)	50.9	(14)	92.2		73.8	(15)
Adjusted EBITDA—discontinued operations	66.3	(16)	103.8	(16)	117.2		129.8		126.7

Basic earnings/(loss) per Ordinary Share
From continuing operations	(0.39)		(0.64)		(0.42)		(0.27)		(1.58)
From discontinued operations	1.29		0.09		0.10		0.19		0.16
Basic weighted-average number of shares outstanding (in millions)
—continuing and discontinued operations(17)	587.6		584.9		506.8		473.5		468.3

Diluted earnings/(loss) per Ordinary Share
From continuing operations	(0.39)		(0.64)		(0.42)		(0.27)		(1.58)
From discontinued operations	1.28		0.09		0.10		0.19		0.16
Diluted weighted-average number of shares outstanding (in millions)
—continuing operations(17)	587.6		584.9		506.8		473.5		468.3
Diluted weighted-average number of shares outstanding (in millions)
—discontinued operations(17)	593.5		587.7		509.6		479.0		474.8

26	Elan Corporation, plc 2011 Annual Report

Financial Review

At 31 December,	2011	2010	2009	2008	2007
Balance Sheet Data (in $m)
Cash and cash equivalents	271.7	422.5	836.5	375.3	423.5
Restricted cash—current and non-current	16.3	223.1	31.7	35.2	29.6
Available-for-sale investments—current	0.3	2.0	7.1	30.5	276.9
Investments in associates	681.7	209.0	235.0	—	—
Total assets	1,743.2	1,999.1	2,321.3	1,844.6	1,598.8
Long-term debt	603.9	1,249.1	1,508.6	1,743.4	1,738.4
Total shareholders’ equity/(deficit)	815.2	214.0	514.4	(223.4)	(388.4)

(1)	After other net charges of $25.9 million, primarily relating to severance, restructuring and other costs of $10.4 million, and facilities and other asset impairment charges of $15.5 million.

(2)	After a settlement provision charge of $206.3 million; a net gain on divestment of business of $0.3 million; and after other charges of $48.5 million, primarily relating to net severance, restructuring and other costs of $17.3 million, facilities and other asset impairment charges of $16.7 million, a legal settlement of $12.5 million and intangible asset impairment charges of $2.0 million.

(3)

After a net gain on divestment of business of $118.0 million; legal settlement gains of $18.0 million; and after other charges of $74.6 million, primarily relating to a $30.6 million impairment of the Prialt® intangible assets, severance, restructuring and other costs of $24.0 million, a $15.4 million facilities and other asset impairment charges, and a legal settlement of $4.6 million.

(4)	After other charges of $34.3 million, primarily relating to $22.1 million in net severance and restructuring costs, the write-off of deferred transaction costs of $7.5 million and a legal settlement of $4.7 million.

(5)

After other charges of $302.3 million, primarily relating to a $197.5 million impairment of the Prialt intangible assets, a $76.2 million impairment of the Maxipime® and Azactam® intangible and other assets and $28.6 million of net severance and restructuring costs.

(6)	After other net charges of $25.9 million, primarily relating to severance, restructuring and other costs of $10.4 million, and facilities and other asset impairment charges of $15.5 million; after a net loss on investments in associates of $75.9 million; after a net charge on debt retirement of $47.0 million; and after non cash tax charges of $60.8 million attributable to changes in the expected recoverability of U.S. federal and state deferred tax assets (DTAs).

(7)	After a settlement provision charge of $206.3 million; a net gain on divestment of business of $0.3 million; after other charges of $48.5 million, primarily relating to net severance, restructuring and other costs of $17.3 million, facilities and other asset impairment charges of $16.7 million, a legal settlement of $12.5 million and intangible asset impairment charges of $2.0 million; after a net loss on investment in associate of $26.0 million; and after a net charge on debt retirement of $3.0 million.

(8)	After a net gain on divestment of business of $118.0 million; legal settlement gains of $18.0 million; after other charges of $74.6 million, primarily relating to a $30.6 million impairment of the Prialt intangible assets, severance, restructuring and other costs of $24.0 million, a $15.4 million facilities and other asset impairment charges, and a legal settlement of $4.6 million; and after a net charge on debt retirement of $24.4 million.

(9)	After other charges of $34.3 million, primarily relating to $22.1 million in net severance and restructuring costs, the write-off of deferred transaction costs of $7.5 million and a legal settlement of $4.7 million; and after an income tax benefit of $270.1 million, which primarily resulted from the recognition of U.S. deferred tax benefits.

(10)	After other charges of $302.3 million, primarily relating to a $197.5 million impairment of the Prialt intangible assets, a $76.2 million impairment of the Maxipime and Azactam intangible and other assets and $28.6 million of net severance and restructuring costs and after a $7.7 million net charge on debt retirement.

(11)	Refer to page 35 for a reconciliation of the continuing operations’ Adjusted EBITDA to net loss from continuing operations and our reasons for presenting this non-GAAP measure.

(12)	Includes the net gain on divestment of the EDT business of $644.0 million and legal settlement gains of $84.5 million offset by other charges of $16.4 million primarily relating to $10.0 million in severance, restructuring and other costs and $6.4 million of asset impairment charges.

(13)	After other charges of $2.3 million primarily relating to severance, restructuring and other costs.

(14)	After other charges of $5.7 million primarily relating to severance, restructuring and other costs.

(15)	After other charges of $3.8 million primarily relating to severance, restructuring and other costs.

(16)	Refer to page 39 for a reconciliation of the discontinued operations’ Adjusted EBITDA to net income from discontinued operations and to page 36 for our reasons for presenting this non-GAAP measure.

(17)	Basic and diluted loss per share is based on the weighted-average number of outstanding Ordinary Shares and the effect of potentially dilutive securities including share options, Restricted Stock Units (RSUs), warrants and convertible debt securities, unless anti-dilutive.

Current Operations

Elan’s business focuses on neurodegenerative diseases, such as Alzheimer’s disease and Parkinson’s disease; autoimmune diseases, including multiple sclerosis (MS) and Crohn’s disease and neo-epitope based targets for treatments across a broad range of therapeutic indications.

On 16 September 2011, we completed the sale of our EDT business to Alkermes, Inc. EDT and Alkermes, Inc. were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, we received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc. Following the sale of 24.15 million of our Alkermes plc ordinary shares in March 2012, we continue to own 7.75 million ordinary shares, representing an approximate 6% equity interest in Alkermes plc. EDT developed and manufactured innovative pharmaceutical products to deliver clinically meaningful benefits to patients, using its extensive experience and proprietary drug technologies in collaboration with pharmaceutical companies.

For additional information on our current operations, please refer to the Operating Review on pages 8 to 15.

Elan Corporation, plc 2011 Annual Report	27

Results of Operations for the Years Ended 31 December 2011 and 2010

The selected financial data set forth below is derived from our Consolidated Financial Statements. The results of the EDT business unit, which are consistent with the segment results for EDT, are presented in the net income from discontinued operations line in the income statement for 2011 and the comparative amounts have been restated to reflect this classification. The net income from discontinued operations in 2011 also includes the $644.0 million net gain that we recorded on the divestment of the EDT business. The results from the continuing operations of Elan are consistent with the segment results for the BioNeurology business unit. Following the divestment of EDT, we are organised in a single operating segment structure.

	2011 $m	2010 $m	% increase/ (decrease)
Continuing operations
Product revenue	660.7	567.6	16%
Contract revenue	—	1.0	(100)%
Total revenue	660.7	568.6	16%
Cost of sales	246.0	212.0	16%
Gross profit	414.7	356.6	16%
Selling, general and administrative expenses	134.2	168.2	(20)%
Research and development expenses	215.8	228.9	(6)%
Settlement provision charge	—	206.3	(100)%
Net gain on divestment of business	—	(0.3)	(100)%
Operating profit/(loss)	64.7	(246.5)	(126)%
Interest expense	108.5	122.1	(11)%
Interest income	(0.9)	(2.7)	(67)%
Investment gains	(2.6)	(12.8)	(80)%
Net loss on investments in associates	75.9	26.0	192%
Net charge on debt retirement	47.0	3.0	1467%
Net interest and investment gains and losses	227.9	135.6	68%
Loss before tax	(163.2)	(382.1)	(57)%
Income tax expense/(benefit)	67.1	(7.2)	(1032)%
Net loss from continuing operations	(230.3)	(374.9)	(39)%
Discontinued operations
Net income from discontinued operations (net of tax)	760.1	52.3	1353%
Net income/(loss)	529.8	(322.6)	(264)%

28	Elan Corporation, plc 2011 Annual Report

Financial Review

Total Revenue

Total revenue increased 16% to $660.7 million in 2011 from $568.6 million in 2010. The increase was primarily driven by increased revenue from Tysabri, offset by the expected reduction in revenues from Maxipime, Azactam and Prialt. Revenue can be analysed as follows:

	2011 $m	2010 $m	% increase/ (decrease)
Product revenue:
Tysabri	656.7	524.5	25%
Azactam	0.9	27.2	(97)%
Maxipime	0.4	8.2	(95)%
Prialt	—	6.1	(100)%
Royalties	2.7	1.6	69%
Total product revenue	660.7	567.6	16%
Contract revenue	—	1.0	100%
Total revenue from BioNeurology business	660.7	568.6	16%

Tysabri

Global in-market net sales of Tysabri for the years ended 31 December were as follows:

	2011 $m	2010 $m	% increase
United States	746.5	593.2	26%
ROW	764.1	636.8	20%
Total Tysabri in-market net sales	1,510.6	1,230.0	23%

Tysabri in-market net sales were $1,510.6 million in 2011 and $1,230.0 million in 2010. The increase in 2011 reflects a 16% increase in units sold, higher pricing in the United States, and favourable exchange rate movements in the rest of world (ROW), partially reduced by a revenue reserve in Italy.

The revenue reserve in Italy relates to a notification received by Biogen Idec, Inc. (Biogen Idec) from the Italian National Medicines Agency, stating that sales of Tysabri had exceeded a limit established by the agency in 2007. Biogen Idec disagrees with this interpretation, and has filed an appeal seeking a ruling that Biogen Idec’s interpretation is valid and that the position of the agency is unenforceable, and hopes to have resolution in the first half of 2012. As a result of this dispute, Biogen Idec deferred $14.1 million of revenue recognised on in-market sales of Tysabri in Italy during the fourth quarter of 2011, and we expect that they will continue to defer a portion of in-market revenues on future sales of Tysabri for Italy until the matter is resolved. As a consequence of this deferral of in-market sales by Biogen Idec, we deferred $6.9 million of revenue in 2011 related to these sales, reflecting the operating and accounting arrangements between us.

As of the end of December 2011, approximately 64,400 patients were on therapy worldwide, including approximately 30,000 commercial patients in the United States and approximately 33,800 commercial patients in the ROW, representing an increase of 13% over the approximately 57,200 (revised) patients who were on therapy at the end of December 2010. The increase in Tysabri in-market net sales in 2010 reflected increased patient demand across global markets and a higher price in the United States, offset by exchange rate movements, a reduction in average infusions per patient and the impact of U.S. healthcare reform.

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Outside of the United States, Biogen Idec is responsible for distribution.

The Tysabri collaboration is a jointly controlled operation in accordance with International Accounting Standards (IAS) 31, “Interests in Joint Ventures” (IAS 31). A jointly controlled operation is an operation of a joint venture (as defined in IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or

Elan Corporation, plc 2011 Annual Report	29

other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finances, which represent its own obligations.

Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss, because certain Tysabri-related expenses are not shared through the collaboration and certain unique risks are retained by each party. The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration research and development (R&D) expenses within our R&D expenses).

The net Tysabri revenue of $656.7 million in 2011 (2010: $524.5 million) was calculated as follows:

	2011 $m	2010 $m	% increase
Tysabri in-market sales	1,510.6	1,230.0	23%
Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(685.3)	(589.2)	16%
Tysabri collaboration operating profit	825.3	640.8	29%
Elan’s 50% share of Tysabri collaboration operating profit	412.6	320.4	29%
Elan’s directly incurred costs	244.1	204.1	20%
Net Tysabri revenue	656.7	524.5	25%

Other Products

We ceased distributing Azactam as of 31 March 2010 and Maxipime as of 30 September 2010. The revenue for Azactam and Maxipime in 2011 relates to adjustments to discounts and allowances associated with sales prior to the cessation of distribution.

We divested our Prialt assets and rights to Azur Pharma International Limited (Azur) in May 2010. Prialt revenue was $6.1 million for 2010. Refer to page 31 and Note 7 to the Consolidated Financial Statements for additional information regarding this divestment.

Cost of Sales

Cost of sales increased 16% to $246.0 million in 2011 from $212.0 million in 2010. Included within cost of sales was a credit relating to other charges of $0.2 million (2010: $0.4 million expense), as described below. Excluding other charges, the gross margin on revenue was 63% in 2011 and 2010. The increase in gross profit, excluding other charges, from $357.0 million in 2010 to $414.5 million in 2011 principally reflects higher sales of Tysabri, which more than offset lower revenues from Maxipime, Azactam, and Prialt.

Included within cost of sales is $233.4 million of directly incurred collaboration expenses related to Tysabri for 2011 (2010: $188.1 million), resulting in a reported Tysabri gross margin of 65% in 2011 (2010: 64%). The reported Tysabri gross margin is impacted by the collaboration profit-sharing, commercial spend and operational arrangements.

Selling, General and Administrative Expenses

Total selling, general and administrative (SG&A) expenses decreased 20% to $134.2 million in 2011 from $168.2 million in 2010. Included within SG&A expenses were other charges of $8.5 million (2010: $24.3 million), as described below.

Excluding other charges, SG&A expenses decreased 13% to $125.7 million in 2011 from $143.9 million in 2010. The decrease is primarily as a result of lower support costs due to the realignment and restructuring of the R&D organisation in 2010. Included within total SG&A expenses is $10.7 million of directly incurred collaboration SG&A expenses related to Tysabri for 2011 (2010: $16.0 million), a decrease of 33%. The decrease is primarily due to lower sales headcount in 2011 compared to 2010.

Research and Development Expenses

Total R&D expenses decreased 6% to $215.8 million in 2011 from $228.9 million in 2010. Included within R&D expenses were other charges of $17.6 million (2010: $23.8 million), as described below.

Excluding other charges, R&D expenses decreased 3% to $198.2 million in 2011, compared to $205.1 million in 2010. The decrease is primarily as a result of lower costs due to the realignment and restructuring of the R&D organisation in 2010.

30	Elan Corporation, plc 2011 Annual Report

Financial Review

Settlement Provision Charge

In December 2010, we finalised the agreement-in-principle with the U.S. Attorney’s Office for the District of Massachusetts to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran (zonisamide), an antiepileptic prescription medicine that we divested in 2004. During 2010, we recorded a $206.3 million provision charge for the settlement, interest and related costs and the settlement was paid in March 2011.

This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

Net Gain on Divestment of Business

The net gain on divestment of business of $0.3 million recorded in 2010 is comprised of a $1.0 million gain related to a true-up of transaction costs associated with the 2009 divestment of substantially all of Elan’s assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer) to Janssen Alzheimer Immunotherapy (Janssen AI); and a $0.7 million loss on the divestment of our Prialt assets and rights to Azur in May 2010.

The net loss on divestment of our Prialt assets and rights of $0.7 million is comprised of total consideration of $14.6 million less the net book value of Prialt assets and transaction costs. Total consideration comprised cash proceeds received in 2010 of $5.0 million and the present value of deferred non-contingent consideration at the close of the transaction of $9.6 million, which is expected to be received during 2012. We are also entitled to receive additional performance-related milestones and royalties.

The net gain on divestment of the EDT business on 16 September 2011 is reported in the net income from discontinued operations line in the Consolidated Income Statement in 2011. Refer to Note 13 for additional information on the divestment of the EDT business.

Other Charges

The principal items classified as other charges include severance, restructuring and other costs, facilities and other asset impairment charges, legal settlements and intangible asset impairment charges. We believe that disclosure of significant other charges is meaningful because it provides additional information when analysing certain items.

Included within cost of sales, SG&A expenses and R&D expenses were total other charges of $25.9 million for 2011 and $48.5 million for 2010 consisting of the following:

2011

	Cost of Sales $m	SG&A $m	R&D $m	Total $m
(a) Severance, restructuring and other costs	(0.2)	5.9	4.7	10.4
(b) Facilities and other asset impairment charges	—	2.6	12.9	15.5
Total other net charges	(0.2)	8.5	17.6	25.9

2010

	Cost of Sales $m	SG&A $m	R&D $m	Total $m
(a) Severance, restructuring and other costs	0.4	6.5	10.4	17.3
(b) Facilities and other asset impairment charges	—	5.3	11.4	16.7
(c) Legal settlement	—	12.5	—	12.5
(d) Intangible asset impairment charges	—	—	2.0	2.0
Total other net charges	0.4	24.3	23.8	48.5

(a)	Severance, restructuring and other costs

During 2011, we incurred severance, restructuring and other costs of $10.4 million, principally relating to the reduction in our general and administration (G&A) and other support activities following the divestment of the EDT business.

Elan Corporation, plc 2011 Annual Report	31

During 2010, we incurred severance, restructuring and other costs of $17.3 million, principally associated with a realignment and restructuring of our R&D organisation, and reduction of related support activities.

(b)	Facilities and other asset impairment charges

During 2011, we incurred facilities and other asset impairment charges of $15.5 million, which is comprised of asset impairment charges of $3.6 million and lease charges of $11.9 million relating to the consolidation of our facilities in South San Francisco and the costs incurred after the divestment of the EDT business relating to the closure of the former EDT site in King of Prussia, Pennsylvania.

During 2010, we incurred facilities and other asset impairment charges of $16.7 million, which included asset impairment charges of $11.0 million and lease charges of $5.7 million relating to a consolidation of facilities in South San Francisco as a direct result of the realignment of our business.

(c)	Legal settlement

During 2010, we reached an agreement in principle with the direct purchaser class plaintiffs with respect to nifedipine. As part of the settlement, we agreed to pay $12.5 million in settlement of all claims associated with the litigation. In January 2011, the U.S. District Court for the District of Columbia approved the settlement and dismissed the case.

(d)	Intangible asset impairment charges

During 2010, we recorded an impairment charge of $5.0 million associated with the termination of the License Agreement with PharmatrophiX Inc. (PharmatrophiX). This charge is offset by a credit of $3.0 million associated with a deferred payment under the agreement.

Interest Expense

Total interest expense was $108.5 million in 2011 and $122.1 million in 2010.

The decrease of 11% in the interest expense in 2011 compared to 2010 is primarily due to debt refinancing transactions in 2011 and 2010. During 2011 and 2010, we repaid or refinanced $1.1 billion in debt as follows:

	2011 $m	2010 $m	Total $m
2011 Floating Rate Notes	—	(300.0)	(300.0)
2013 Floating Rate Notes	(10.5)	(139.5)	(150.0)
2013 Fixed Rate Notes	(449.5)	(15.5)	(465.0)
2016 Notes issued October 2009	(152.9)	—	(152.9)
2016 Notes issued August 2010	(47.6)	—	(47.6)
Total aggregate principal amount of debt redeemed	(660.5)	(455.0)	(1,115.5)
2016 Notes issued August 2010	—	200.0	200.0
Total aggregate principal amount of debt issued	—	200.0	200.0
Net reduction in total aggregate principal amount of debt	(660.5)	(255.0)	(915.5)

Interest Income

Total interest income decreased 67% to $0.9 million for 2011 from $2.7 million for 2010. The decrease is primarily attributable to the inclusion of net foreign exchange gains of $1.5 million in the interest income in 2010. We had foreign exchange losses in 2011.

Investment Gains

Net investment gains were $2.6 million in 2011, compared to $12.8 million in 2010. The net investment gains in 2011 are primarily related to the disposal of available-for-sale investment securities. The net investment gains in 2010 include a gain of $7.9 million related to a recovery realised on a previously impaired investment in auction rate securities (ARS) and gains on disposal of investment securities of $4.9 million.

32	Elan Corporation, plc 2011 Annual Report

Financial Review

For additional information on our available-for-sale investments, please refer to Note 19 to the Consolidated Financial Statements.

Net Loss on Investments in Associates

The net loss on investments in associates for the years ended 31 December consisted of the following:

	2011 $m	2010 $m
Janssen AI	65.0	26.0
Alkermes plc	8.2	—
Proteostasis	2.7	—
Total	75.9	26.0

Janssen AI

In September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialisation of the AIP to the extent the funding is required by the collaboration. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated before the initial $500.0 million funding commitment has been drawn down, Johnson and Johnson is not required to contribute the full $500.0 million. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. Based on current spend levels, we anticipate that we will be called upon to provide funding to Janssen AI commencing in the second quarter of 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, and if Johnson & Johnson elects to fund such an amount, our interest in Janssen AI could, at the option of Johnson & Johnson, be commensurately reduced.

Our equity interest in Janssen AI is recorded as an investment in associate on the Consolidated Balance Sheet at a carrying value at 31 December 2011 of $144.0 million (2010: $209.0 million). The carrying value is comprised of our proportionate 49.9% share of Janssen’s AIP assets (2011: $117.3 million; 2010: $117.3 million) and our proportionate 49.9% interest in the Johnson & Johnson contingent funding commitment (2011: $26.7 million; 2010: $91.7 million).

Our proportionate interest in the Johnson & Johnson contingent funding commitment was remeasured as at 31 December 2011 and 2010 to reflect changes in the probability that the cash will be spent and thereby give rise to the expected cash flows under the commitment, and to reflect the time value of money. The remeasurement of our proportionate interest in the Johnson & Johnson contingent funding commitment as at 31 December 2011 resulted in an increase in the carrying value of our investment in associate of $42.9 million (2010: $60.6 million). The following table sets forth the computation of the net loss on investment in Janssen AI for the years ended 31 December:

	2011 $m	2010 $m
Net loss reported by Janssen AI	216.3	173.6
Elan’s 49.9% proportionate interest of Janssen AI’s reported net loss	107.9	86.6
Remeasurement of Elan’s 49.9% proportionate interest in Johnson & Johnson funding commitment	(42.9)	(60.6)
Net loss on investment in Janssen AI reported in the Consolidated Income Statement	65.0	26.0

Alkermes plc

In connection with the divestment of our EDT business on 16 September 2011, we received 31.9 million ordinary shares of Alkermes plc, which represented approximately 25% of the equity of Alkermes plc at the close of the transaction. Our equity

Elan Corporation, plc 2011 Annual Report	33

interest in Alkermes plc was recorded as an investment in associate on the Consolidated Balance Sheet at an initial carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction. The carrying amount is approximately $300 million higher than our share of the book value of the net assets of Alkermes plc. Based on our preliminary assessment of the fair value of the net assets of Alkermes plc on the date of the transaction, this basis difference principally relates to identifiable intangible assets and goodwill attributable to the Alkermes, Inc. business prior to its acquisition of EDT.

For the year ended 31 December 2011, we recorded a net loss on the investment in associate of $8.2 million, representing our share of the net losses of Alkermes plc from the date of acquisition of the equity interest on 16 September 2011 through 31 December 2011 of $4.3 million, in addition to an expense of $3.9 million related to the amortisation of the basis difference.

On 13 March 2012, we announced that we had sold 24.15 million of the ordinary shares that we held in Alkermes plc for net proceeds of approximately $381 million after deduction of underwriter fees. We continue to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest, and our remaining shareholding is subject to legal and contractual transfer restrictions. As we no longer have the ability to exercise significant influence over Alkermes plc after the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc will be recorded as an available-for-sale investment.

Proteostasis

In May 2011, we entered into a strategic business relationship with Proteostasis Therapeutics, Inc. (Proteostasis) to advance Proteostasis’ platform for the discovery and development of disease-modifying, small molecule drugs and diagnostics for the treatment of neurodegenerative disorders.

Under terms of the agreement, we invested $20.0 million into equity capital of Proteostasis and became a 24% shareholder. We have the opportunity to invest an additional $30 million in collaboration funding over five years and obtained a right of first negotiation to exclusively license potential compounds.

Our $20.0 million equity interest in Proteostasis has been recorded as an investment in associate on the Consolidated Balance Sheet. The net loss recorded on the investment in associate in 2011 was $2.7 million, representing our share of the net losses of Proteostasis from the date of acquisition of the equity interest on 20 May 2011 through 31 December 2011.

Net Charge on Debt Retirement

2011

In 2011, following the divestment of EDT, we redeemed the outstanding aggregate principal amount of the 8.875% Senior Fixed Rate Notes due 2013 (the 2013 Fixed Rate Notes) of $449.5 million and the outstanding aggregate principal amount of the Senior Floating Rate Notes Due 2013 (the 2013 Floating Rate Notes) of $10.5 million. We also redeemed $152.9 million of the outstanding aggregate principal amount of the 8.75% Senior Notes due 2016 issued October 2009 (the 2016 Notes issued October 2009) and $47.6 million of the outstanding aggregate principal amount of the 8.75% Senior Notes due 2016 issued August 2010 (the 2016 Notes issued August 2010). Refer to Note 24 for additional information on the 2011 debt redemptions.

We recorded a net charge on debt retirement of $47.0 million in 2011 in connection with the redemption of this debt. This was comprised of early redemption premiums of $33.4 million, the write-off of unamortised deferred financing costs and original issue discounts of $10.2 million and transaction costs of $3.4 million.

2010

During 2010, we redeemed the $300.0 million in aggregate principal amount of the Senior Floating Rate Notes due 15 November 2011 (2011 Floating Rate Notes). We also redeemed $15.5 million of the outstanding aggregate principal amount of the 2013 Fixed Rate Notes and $139.5 million of the outstanding aggregate principal amount of the 2013 Floating Rate Notes. Refer to Note 24 for additional information on the 2010 debt redemptions.

We recorded a net charge on debt retirement of $3.0 million in 2010 in connection with the redemption of this debt, relating to the write-off of unamortised deferred financing costs associated with these notes.

34	Elan Corporation, plc 2011 Annual Report

Financial Review

For additional information regarding indebtedness, please refer to Note 24 to the Consolidated Financial Statements and to “Debt Facilities” in the Liquidity and Capital Resources section of this Financial Review.

Taxation

We had a net income tax expense of $67.1 million for 2011, compared to a net income tax benefit of $7.2 million for 2010.

The 2011 tax provision reflects federal and state taxes at standard rates in jurisdictions in which we operate, foreign withholding tax and a deferred tax expense of $75.1 million (2010: $8.1 million benefit).

The 2011 deferred tax expense for continuing operations of $75.1 million includes one-time non cash charges of $60.8 million. Of the $60.8 million one-time charges, $17.9 million is due to changes in the expected recoverability of our federal tax credits and $42.9 million arises due to the application of new state tax income attribution rules. Following the introduction of these new state tax income attribution rules, we no longer expect to benefit from certain state tax loss and credit carryforwards and have reduced our state DTA by this amount. We expect that our future state cash taxes and our future effective tax rates will be lower as a result of the application of the new rules, which became effective for tax years commencing on or after 1 January 2011. Both the $17.9 million federal tax credits and the $42.9 million state tax DTAs had been recognised in 2008 when it was considered more likely than not that the company would be able to utilise these benefits.

A net DTA existed at 31 December 2011; however, we have recognised only $279.8 million (2010: $336.7 million) of this net DTA on the balance sheet. The rest of our DTAs of $624.6 million (2010: $633.0 million) have not been recognised as it is not probable at this time that these assets will be realised in the future. At 31 December 2011, we have gross unused tax loss carryforwards of $3,187.8 million (2010: $3,917.3 million).

The DTAs or deferred tax liabilities are determined based on the differences between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements using the tax rates projected to be in effect for the periods in which the differences are to be utilised. A DTA is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. DTAs are reduced to the extent that it is no longer probable that the related income tax benefit will be realised.

Adjusted EBITDA from Continuing Operations—Non-GAAP Financial Information

A reconciliation of Adjusted EBITDA from continuing operations to net loss from continuing operations is set out in the table below.

	2011 $m	2010 $m
Net loss from continuing operations	(230.3)	(374.9)
Adjustments:
Interest expense	108.5	122.1
Interest income	(0.9)	(2.7)
Income tax expense/(benefit)	67.1	(7.2)
Depreciation and amortisation	29.8	32.1
Amortised fees, net	(0.6)	(0.2)
EBITDA	(26.4)	(230.8)
Share-based compensation expense	26.9	22.8
Net gain on divestment of businesses	—	(0.3)
Other charges	25.9	48.5
Settlement provision charge	—	206.3
Net loss on investments in associates	75.9	26.0
Net charge on debt retirement	47.0	3.0
Net investment gains	(2.6)	(12.8)
Adjusted EBITDA from continuing operations	146.7	62.7

Elan Corporation, plc 2011 Annual Report	35

Adjusted EBITDA is a non-GAAP measure of operating results. Elan’s management uses this measure to evaluate our operating performance and it is among the factors considered as a basis for our planning and forecasting for future periods. We believe that Adjusted EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.

Adjusted EBITDA is defined as net income or loss plus or minus net interest expense, income tax expense, depreciation and amortisation of costs and revenue, share-based compensation, net gain on divestment of business, other net charges, settlement provision charge, net loss on investments in associates, net investment gains and net charge on debt retirement. Adjusted EBITDA is not presented as, and should not be considered an alternative measure of, operating results or cash flows from operations, as determined in accordance with IFRS.

In 2011, we reported Adjusted EBITDA from continuing operations of $146.7 million, compared to Adjusted EBITDA of $62.7 million in 2010. The improvement reflects the 16% increase in revenue, improved operating margins and the 7% decrease in combined SG&A and R&D expenses (excluding other charges).

Net Income from Discontinued Operations

The results of the EDT business, which is presented as a discontinued operation, for the period beginning on 1 January 2011 and ending on 16 September 2011, the date of divestment of the EDT business, and for the year ended 31 December 2010 are set out below.

	2011 $m	2010 $m	% increase/ (decrease)
Product revenue	168.0	261.4	(36)%
Contract revenue	9.9	12.7	(22)%
Total revenue	177.9	274.1	(35)%
Cost of sales	67.2	118.1	(43)%
Gross profit	110.7	156.0	(29)%
Selling, general and administrative expenses	26.1	41.2	(37)%
Research and development expenses	48.9	53.7	(9)%
Legal settlement gains	(84.5)	—	100%
Operating profit	120.2	61.1	97%
Net interest expense	0.1	0.2	(50)%
Net income before tax of discontinued operations	120.1	60.9	97%
Income tax expense	4.0	8.6	(53)%
Net income from discontinued operations before net gain on divestment	116.1	52.3	122%
Net gain on divestment of EDT business	644.0	—	100%
Net income from discontinued operations (net of tax)	760.1	52.3	1353%

36	Elan Corporation, plc 2011 Annual Report

Financial Review

Total Revenue

Revenue from the EDT business for the period to 16 September 2011, when the EDT business was divested by Elan, was $177.9 million compared to $274.1 million in 2010. The EDT revenue can be analysed as follows:

	2011 $m	2010 $m	% decrease
Product revenue:
Manufacturing revenue and royalties:
TriCor® 145	35.5	54.5	(35)%
Focalin® XR/Ritalin® LA	25.9	33.0	(22)%
Ampyra®	22.6	56.8	(60)%
Verelan®	18.1	21.8	(17)%
Naprelan®	5.9	12.6	(53)%
Skelaxin®	—	5.9	(100)%
Other	60.0	76.8	(22)%
Total manufacturing revenue and royalties from the EDT business	168.0	261.4	(36)%
Contract revenue:
Research revenue	6.0	8.2	(27)%
Milestone payments	3.9	4.5	(13)%
Total contract revenue from the EDT business	9.9	12.7	(22)%
Total revenue from the EDT business	177.9	274.1	(35)%

Product revenue

Manufacturing revenue and royalties comprised revenue earned from products EDT manufactured for clients and royalties earned principally on sales by clients of products that incorporate EDT’s technologies.

Manufacturing revenue and royalties for the period up to 16 September 2011 were $168.0 million compared to $261.4 million in 2010. The decrease in 2011 was principally due to the divestment of EDT on 16 September 2011 and the timing of Ampyra revenues. The manufacturing and royalty revenue recorded for Ampyra in 2010 of $56.8 million included shipments to Acorda Therapeutics Inc. (Acorda) to satisfy Acorda’s initial stocking requirements for the launch of the product in March 2010, as well as build-up of safety stock supply. Elan recorded revenue upon shipment of Ampyra to Acorda, as this revenue was not contingent upon ultimate sale of the shipped product by Acorda or its customers. Consequently, revenue varied with shipments and was not based directly on in-market sales.

Except as noted above, no other single product accounted for more than 10% of EDT manufacturing revenue and royalties in 2011 or 2010. The royalties on products not manufactured by EDT were 34% of total manufacturing revenue and royalties in 2011 (2010: 32%).

Contract revenue

Contract revenue was $9.9 million for the period up to 16 September 2011 and $12.7 million in 2010. Contract revenue consisted of research revenue, license fees and milestones arising from R&D activities performed on behalf of third parties. The changes between 2011 and 2010 in contract revenue were primarily due to the level of external R&D projects and the timing of when milestones were earned.

Cost of Sales

Cost of sales were $67.2 million for the period up to 16 September 2011, compared to $118.1 million in 2010. Included within cost of sales were other charges of $0.2 million (2010: $2.1 million), as described below. Excluding other charges, the gross margin was 62% in 2011 and 58% in 2010. The decrease in the gross profit margin in 2011 primarily reflected the timing of the divestment of the EDT business and the Ampyra launch in 2010.

Elan Corporation, plc 2011 Annual Report	37

Selling, General and Administrative Expenses

SG&A expenses decreased 37% to $26.1 million in 2011 from $41.2 million in 2010. Included within SG&A expenses were other charges of $1.6 million for 2011 (2010: $0.2 million), as described below. Excluding other charges, SG&A expenses decreased 40% to $24.5 million in 2011, compared to $41.0 million in 2010. The decrease in SG&A expenses in 2011, compared to 2010, primarily reflected the timing of the divestment of the EDT business.

Research and Development

R&D expenses decreased 9% to $48.9 million in 2011 from $53.7 million in 2010. Included within R&D expenses were other charges of $14.6 million for 2011 (2010: $Nil), as described below. Excluding other charges, R&D expenses decreased 36% to $34.3 million in 2011, compared to $53.7 million in 2010. The decrease in R&D expenses in 2011, compared to 2010, primarily reflected the timing of divestment of the EDT business.

Other Charges

During 2011, EDT incurred severance, restructuring and other costs of $10.0 million (2010: $2.3 million) and asset impairment charges of $6.4 million (2010: $Nil) arising from the closure of the King of Prussia, Pennsylvania site in 2011. The severance and restructuring costs of $10.0 million included $0.2 million (2010: $2.1 million) recorded in cost of sales, $1.6 million (2010: $0.2 million) recorded in SG&A expenses and $8.2 million (2010: $Nil) recorded in R&D expenses. The entire asset impairment charge of $6.4 million (2010: $Nil) was recorded in R&D expenses.

In 2010, the severance, restructuring and other costs of $2.3 million arose from the realignment of resources to meet our business structure.

Legal Settlement Gains

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis Biosciences, Inc. (Abraxis, since acquired by Celgene Corporation) had infringed a patent owned by us in relation to the application of NanoCrystal® technology to Abraxane®. We were awarded $55 million, applying a royalty rate of 6% to sales of Abraxane from 1 January 2005 through 13 June 2008 (the date of the verdict), though the judge had yet to rule on post-trial motions or enter the final order. This award and damages associated with the continuing sales of the Abraxane product were subject to interest. In February 2011, we entered into an agreement with Abraxis to settle this litigation. As part of the settlement agreement with Abraxis, we received $78.0 million in full and final settlement in March 2011 and recorded a gain of this amount in the income statement. No continuing royalties will be received by us in respect of Abraxane.

During 2011, we entered into an agreement with Alcon Laboratories, Inc. (Alcon) to settle litigation in relation to the application of NanoCrystal technology. As part of the settlement agreement with Alcon, we received $6.5 million in full and final settlement.

Net Interest

Net interest expense of $0.1 million in 2011 (2010: $0.2 million) is related to foreign exchange losses.

Taxation

The income tax provision was $4.0 million in 2011, compared to $8.6 million in 2010. The income tax expense in 2011 includes a deferred tax expense of $3.2 million (2010: $7.5 million) primarily related to the DTA recognised in 2008, as the underlying loss carryforwards and other DTAs are utilised to shelter taxable income in the United States.

Net Gain on Divestment of EDT Business

On 16 September 2011, we announced the completion of the merger between Alkermes, Inc. and EDT following the approval of the merger by Alkermes, Inc. shareholders on 8 September 2011. Alkermes, Inc. and EDT were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, we received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc. At the close of the transaction, we held approximately 25% of the equity of Alkermes plc, with the existing shareholders of Alkermes, Inc. holding the remaining 75% of the equity. Alkermes plc shares are registered in the United States and trade on the NASDAQ stock market. Our equity interest in Alkermes plc was recorded as an investment in associate on the Consolidated Balance Sheet at an initial carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

38	Elan Corporation, plc 2011 Annual Report

Financial Review

The net gain recorded on divestment of the EDT business amounted to $644.0 million, and was calculated as follows:

$m
Cash consideration	500.0
Investment in Alkermes plc	528.6
Total consideration	1,028.6
Property, plant and equipment	(202.0)
Goodwill and other intangible assets	(68.6)
Working capital and other net assets	(73.4)
Pension plan curtailment gain	6.3
Foreign currency translation reserve	(11.1)
Transaction and other costs	(35.8)
Net gain on divestment of business	644.0

On 13 March 2012, we announced that we had sold 24.15 million of the ordinary shares that we held in Alkermes plc for net proceeds of approximately $381 million after deduction of underwriter fees. We continue to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest, and our remaining shareholding is subject to legal and contractual transfer restrictions. As we no longer have the ability to exercise significant influence over Alkermes plc after the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc will be recorded as an available-for-sale investment.

Adjusted EBITDA from Discontinued Operations—Non-GAAP Financial Information

A reconciliation of Adjusted EBITDA from discontinued operations to net income from discontinued operations is set out in the table below.

Refer to page 36 for information on the non-GAAP measure of operating results and our reasons for presenting it.

	2011 $m	2010 $m
Net income	760.1	52.3
Adjustments:
Net interest expense	0.1	0.2
Income tax expense	4.0	8.6
Depreciation and amortisation	8.5	32.7
Amortised fees, net	—	(0.2)
EBITDA	772.7	93.6
Share-based compensation expense	5.7	7.9
Net gain on divestment of businesses	(644.0)	—
Other charges	16.4	2.3
Legal settlement gains	(84.5)	—
Adjusted EBITDA from discontinued operations	66.3	103.8

Elan Corporation, plc 2011 Annual Report	39

Liquidity and Capital Resources

Cash and Cash Equivalents, Liquidity and Capital Resources

Our liquid resources and shareholders’ equity at 31 December were as follows:

	2011 $m	2010 $m		% increase/ (decrease)
Cash and cash equivalents	271.7	422.5		(36)%
Restricted cash—current	2.6	208.2	(1)	(99)%
Available-for-sale investments—current	0.3	2.0		(85)%
Total liquid resources	274.6	632.7		(57)%
Shareholders’ equity	815.2	214.0		281%

(1)	The amount at 31 December 2010 includes $203.7 million held in an escrow account in relation to the Zonegran settlement, which was subsequently paid in March 2011.

At 31 December 2011, our total cash and cash equivalents, current restricted cash and cash equivalents, and current investment securities of $274.6 million (2010: $632.7 million) included $235.8 million (2010: $435.8 million) that was held by foreign subsidiaries in the following jurisdictions:

	2011 $m	2010 $m		% increase/ (decrease)
United States	172.8	371.7	(1)	(54)%
Bermuda	38.0	51.3		(26)%
Other	25.0	12.8		95%
Total	235.8	435.8		(46)%

(1)	The amount as at 31 December 2010 includes current restricted cash and cash equivalents of $203.7 million held in an escrow account in relation to the Zonegran settlement.

There are currently no restrictions that would have a material adverse impact on the parent company or consolidated liquidity of Elan in relation to the intercompany transfer of cash held by our foreign subsidiaries.

For additional information on our liquidity and capital management, refer to Note 30(f) to the Consolidated Financial Statements.

Cash Flows Summary

Continuing and Discontinued Operations:

	2011 $m	2010 $m
Net cash provided by/(used in) operating activities	(111.2)	68.2
Net cash flows provided by/(used in) investing activities	651.5	(216.0)
Net cash flows used in financing activities	(691.0)	(266.1)
Effect of foreign exchange rate changes	(0.1)	(0.1)
Net decrease in cash and cash equivalents	(150.8)	(414.0)
Cash and cash equivalents at beginning of the year	422.5	836.5
Cash and cash equivalents at end of the year	271.7	422.5

40	Elan Corporation, plc 2011 Annual Report

Financial Review

Operating Activities

The components of net cash used in operating activities at 31 December were as follows:

	2011 $m	2010 $m
Adjusted EBITDA	213.0	166.5
Net interest and tax	(95.2)	(116.3)
Divestment of business—transaction costs	(34.1)	1.0
Other net charges	(153.0)	(33.8)
Working capital decrease/(increase)	(41.9)	50.8
Net cash provided by/(used in) operating activities	(111.2)	68.2

Net cash used in operating activities was $111.2 million in 2011 (2010: $68.2 million provided).

The improvement in Adjusted EBITDA net cash inflow from $166.5 million in 2010 to $213.0 million in 2011 was primarily driven by the 14% decrease in combined SG&A and R&D expenses and improved operating margins, offset by the reduction in total revenues following the divestment of EDT.

Net interest and tax are discussed further on pages 32 and 38 for net interest expense and on pages 35 and 38 for income taxes. The interest and tax expenses within net cash used in operating activities exclude net non-cash charges of $83.6 million in 2011 (2010: $4.8 million), comprised of net non-cash interest expenses of $5.3 million in 2011 (2010: $5.4 million) and a net non-cash tax charge of $78.3 million (2010: $0.6 million benefit).

The divestment of business charge of $34.1 million in 2011 includes the transaction costs and other cash charges related to the divestment of EDT. The divestment of business gain of $1.0 million in 2010 included the release of accruals for transaction costs associated with the divestment of the AIP business which took place in 2009.

The other net charges of $153.0 million in 2011 (2010: $33.8 million) were principally related to the other net charges described on pages 31 to 32 and page 38, adjusted to exclude non-cash other charges of $11.1 million in 2011 (2010: $17.0 million). The net cash outflow in 2011 is primarily attributable to the settlement provision charge outflow of $206.3 million related to the Zonegran settlement that was recognised in 2010 and paid in March 2011, and was partially offset by the receipt of legal settlement gains of $84.5 million during 2011.

The working capital increase in 2011 of $41.9 million is primarily due to expansion of the Tysabri business, an increase in EDT working capital prior to the divestment of this business and a lower debt interest accrual related to the debt retirement transactions during 2011. The working capital decrease in 2010 of $50.8 million was primarily driven by a significant increase in accruals, principally related to the increase in the Medicaid rebate accruals due to changes as a result of U.S healthcare reform and a decrease in inventories primarily related to lower levels of EDT finished goods inventory and discontinuation of Maxipime in 2010.

Investing Activities

Net cash provided by investing activities was $651.5 million in 2011. The primary component of cash provided by investing activities was the cash consideration received from the disposal of the EDT business of $500.0 million, in addition to the decrease in restricted cash balances due to payment of the amount held in escrow in respect of the Zonegran settlement of $203.7 million in March 2011, partially offset by capital expenditures of $38.8 million.

Net cash used in investing activities was $216.0 million in 2010. The primary component of cash used in investing activities was the increase in restricted cash in the year, which includes a transfer of $203.7 million into restricted cash in respect of the Zonegran settlement. Also included in investing activities are capital expenditures of $44.5 million, partially offset by investment disposal proceeds of $16.4 million and business disposal proceeds of $4.3 million.

Financing Activities

Net cash used by financing activities of $691.0 million in 2011 was primarily comprised of outflows of $697.3 million related to the debt redemption of the 2013 Fixed Rate Notes and the 2013 Floating Rate Notes and partial redemption of the 2016 Notes issued October 2009 and 2016 Notes issued August 2010. The principal amount of debt repaid was $660.5 million and cash debt retirement costs of $36.8 million were incurred upon early redemption of these notes.

Elan Corporation, plc 2011 Annual Report	41

Net cash used by financing activities of $266.1 million in 2010 was primarily comprised of outflows of $300.0 million related to the redemption of the 2011 Floating Rate Notes and $155.0 million related to the partial redemption of the 2013 Fixed Rate Notes and the 2013 Floating Rate Notes partially offset by proceeds from the issuance of $200.0 million (net of transaction costs of $12.9 million) of the 2016 Notes issued August 2010.

Debt Facilities

At 31 December 2011, we had outstanding debt of $624.5 million in aggregate principal amount, which consisted of the following:

$m
2016 Notes issued October 2009	472.1
2016 Notes issued August 2010	152.4
Total	624.5

Our substantial indebtedness could have important consequences to us. For example, it does or could:

•	Increase our vulnerability to general adverse economic and industry conditions;

•

Require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of our cash flow to fund R&D, working capital, capital expenditures, acquisitions, investments and other general corporate purposes;

•	Limit our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•	Place us at a competitive disadvantage compared to our competitors that have less debt; and

•	Limit our ability to borrow additional funds.

During 2011, as at 31 December 2011, and, as of the date of filing of this Annual Report, we were not in violation of any of our debt covenants. For additional information regarding our outstanding debt, refer to Note 24 to the Consolidated Financial Statements.

Commitments and Contingencies

For information regarding commitments and contingencies, refer to Note 32 to the Consolidated Financial Statements.

Contractual Obligations

The following table sets out at 31 December 2011, our main contractual obligations due by period for debt principal and interest repayments and operating leases. These represent the major contractual, future payments that may be made by Elan. The table does not include items such as expected capital expenditures on plant and equipment or future investments in financial assets. As at 31 December 2011, the directors had authorised capital expenditures, which had been contracted for, of $3.0 million (2010: $8.0 million), primarily related to leasehold improvements for our buildings in South San Francisco. As at 31 December 2011, the directors had authorised capital expenditures, which had not been contracted for, of $6.4 million (2010: $12.5 million).

	Total $m	Less than 1 Year $m	1-3 Years $m	3-5 Years $m	More than 5 Years $m
8.75% Notes issued October 2009	472.1	—	—	472.1	—
8.75% Notes issued August 2010	152.4	—	—	152.4	—
Total debt principal obligations	624.5	—	—	624.5	—
Debt interest payments	261.8	54.6	109.3	97.9
Operating lease obligations	216.7	32.4	42.4	29.3	112.6
Total contractual obligations	1,103.0	87.0	151.7	751.7	112.6

42	Elan Corporation, plc 2011 Annual Report

Financial Review

On 17 September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of our assets and rights related to the AIP. In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued American Depositary Receipts (ADRs) of Elan, representing 18.4% of our outstanding Ordinary Shares at the time. Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialisation of the AIP. As at 31 December 2011, the remaining unspent amount of the Johnson & Johnson $500.0 million funding commitment was $57.6 million (2010: $272.0 million), which reflects the $214.4 million utilised in 2011 (2010: $179.0 million). Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. Based on current spend levels, Elan anticipates that we may be called upon to provide funding to Janssen AI commencing in the second quarter of 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. The table above does not reflect any amounts in relation to future funding that Elan may provide.

In December 2010, we modified our Collaboration Agreement with Transition Therapeutics Inc. (Transition) and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement and we agreed to pay Transition $9.0 million, which we paid to them in January 2011. Under the modified Collaboration Agreement, Transition will be eligible to receive a further $11.0 million payment from us upon the commencement of the next ELND005 clinical trial, and will no longer be eligible to receive a $25.0 million milestone that would have been due upon the commencement of a Phase 3 trial for ELND005 under the terms of the original agreement.

As a consequence of Transition’s decision to exercise its opt-out right, it will no longer fund the development or commercialisation of ELND005 and has relinquished its 30% ownership of ELND005 to us. Consistent with the terms of the original agreement, following its opt-out decision, Transition will be entitled to receive milestone payments of up to $93.0 million (in addition to the $11.0 million described above), along with tiered royalty payments on net sales of ELND005 ranging in percentage from a high single digit to the mid teens, depending on level of sales.

At 31 December 2011, we had liabilities related to unrecognised tax benefits of $3.4 million (excluding total potential penalties and interest of $2.2 million). It is not possible to accurately assess the timing of or the amount of any settlement in relation to these liabilities.

At 31 December 2011, we had commitments to invest $2.6 million (2010: $3.4 million) in healthcare managed funds.

In disposing of assets or businesses, we often provide customary representations, warranties and indemnities (if any) to cover various risks. We do not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, we have no reason to believe that these uncertainties would have a material adverse effect on our financial condition or results of operations.

The two major rating agencies covering our debt, rate our debt as sub-investment grade. None of our debt has a rating trigger that would accelerate the repayment date upon a change in rating.

For information regarding the fair value of our debt, refer to Note 30 to the Consolidated Financial Statements.

Our debt ratings as at 31 December 2011 were as follows:

	Standard & Poor’s	Moody’s Investors Service
2016 Notes issued October 2009	B+	B2
2016 Notes issued August 2010	B+	B2

On 29 February 2012, Moody’s Investors Services upgraded the debt ratings on the 2016 Notes issued October 2009 and 2016 Notes issued August 2010 from B2 to B1.

Elan Corporation, plc 2011 Annual Report	43

Capital Expenditures

We believe that our current and planned research, product development and corporate facilities will adequately meet our current and projected needs. We will use our resources to make capital expenditures as necessary from time to time and also to make investments in the purchase or licensing of products and technologies and in marketing and other alliances with third parties to support our long-term strategic objectives.

Financial Risk Management

Our financial risk management objectives and policies and exposure to market risk are outlined in Note 30 to the Consolidated Financial Statements.

Events After the Balance Sheet Date

On 13 March 2012, we announced that we had sold 24.15 million of the ordinary shares that we held in Alkermes plc for net proceeds of approximately $381 million after deduction of underwriter fees. We continue to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest, and our remaining shareholding is subject to legal and contractual transfer restrictions. As we no longer have the ability to exercise significant influence over Alkermes plc after the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc will be recorded as an available-for-sale investment.

44	Elan Corporation, plc 2011 Annual Report

Board of Directors and Senior Management

Board of Directors and Senior Management

Directors

Robert A. Ingram (69)

Position	Date of Appointment	Tenure as at 31 December 2011
Non-Executive Director	3 December 2010	1 year
Chairman of the Board	26 January 2011	11 months
Member of the Nominating and Governance Committee (NGC)	26 January 2011	11 months

Mr. Ingram was appointed a director of Elan in December 2010, and assumed the role of chairman effective 26 January 2011. He is currently a general partner of Hatteras Venture Partners, and has served as an advisor to the chief executive officer (CEO) of GlaxoSmithKline plc since January 2010. Mr. Ingram served as vice chairman pharmaceuticals of GlaxoSmithKline, acting as a special advisor to the corporate executive team from January 2003 until December 2009. He was chief operating officer and president, pharmaceutical operations of GlaxoSmithKline from January 2001 to January 2003. Mr. Ingram was CEO of Glaxo Wellcome plc from 1997 to 2000, and chairman of Glaxo Wellcome Inc. from 1999 to 2000. He is lead director of CREE Inc. and Valeant Pharmaceuticals Inc. and a director of Allergan, Inc., HBM BioVentures AG and Edwards Lifesciences Corporation.

Lars Ekman, MD, PhD (62)

Position	Date of Appointment	Tenure as at 31 December 2011
Non-Executive Director	26 May 2005	6 years 7 months
Member and Chairman of the Science and Technology Committee	8 September 2006	5 years 3 months

Dr. Ekman was appointed a director of Elan in May 2005. He transitioned from his role as Elan’s president of R&D in 2007 to serve solely as a non-executive director. He joined Elan as executive vice president and president, global R&D, in 2001. Prior to joining Elan, Dr. Ekman was executive vice president, R&D, at Schwarz Pharma AG since 1997. From 1984 to 1997, Dr. Ekman was employed in a variety of senior scientific and clinical functions at Pharmacia (now Pfizer). Dr. Ekman is a board certified surgeon with a PhD in experimental biology and has held several clinical and academic positions in both the United States and Europe. He obtained his PhD and MD from the University of Gothenburg, Sweden. He serves as an executive partner to Sofinnova Ventures and as an advisor to Warburg Pincus. He is a director of Amarin Corporation, plc., Cebix Incorporated, InterMune, Inc., Ocera Inc and chairman of the board of Protox Therapeutics Inc.

Hans Peter Hasler (56)

Position	Date of Appointment	Tenure as at 31 December 2011
Non-Executive Director	15 September 2011	3 months
Member of the Leadership, Development and Compensation Committee (LDCC)	15 September 2011	3 months

Mr. Hasler was appointed a director of Elan in September 2011. He is currently the chairman of HBM Bioventures AG and principal of HPH Management GmbH. Previously, Mr. Hasler served with Biogen Idec in a number of key executive leadership roles from 2001 to 2009. Prior to his departure from Biogen Idec, Mr. Hasler served as its chief operating officer responsible for all commercial operations, business development, medical affairs and Biogen International. During his tenure at Biogen Idec, Mr. Hasler served as head of Global Neurology/Cardiovascular business and head of International business overseeing the launch of Tysabri in Europe and the management of Avonex. Before joining Biogen Idec, Mr. Hasler served as chief marketing officer and head of Global Strategic Marketing with Wyeth Pharmaceuticals.

Elan Corporation, plc 2011 Annual Report	45

Gary Kennedy (54)

Position	Date of Appointment	Tenure as at 31 December 2011
Non-Executive Director	26 May 2005	6 years 7 months
Member of the Audit Committee	9 September 2005	6 years 3 months
Chairman of the Audit Committee	24 May 2007	4 years 7 months
Member of the LDCC	26 August 2009	2 years 4 months

Mr. Kennedy was appointed a director of Elan in May 2005, and is currently a director of Greencore Group plc, IBRC Limited, Friends First, and serves as a board member to a number of private companies. From May 1997 to December 2005, he was group director, finance and enterprise technology, at Allied Irish Banks, plc (AIB) and a member of the main board of AIB, and was also on the board of M&T, AIB’s associate in the United States. Prior to that, Mr. Kennedy was group vice president at Nortel Networks Europe after starting his management career at Deloitte & Touche. He served on the board of the Industrial Development Authority of Ireland for 10 years until he retired in December 2005 and is a Fellow of Chartered Accountants Ireland.

Patrick Kennedy (42)

Position	Date of Appointment	Tenure as at 31 December 2011
Non-Executive Director	22 May 2008	3 years 7 months
Member of the LDCC	10 September 2008	3 years 3 months
Chairman of the LDCC	29 January 2009	2 years 11 months

Mr. Kennedy was appointed a director of Elan in May 2008. He is currently chief executive of Paddy Power plc, an international betting and gaming group, listed on both the London and Irish Stock Exchanges; and is also a director of Bank of Ireland. Mr. Kennedy was previously chief financial officer of Greencore Group plc and prior to that worked with McKinsey & Company in both their London and Dublin offices. Mr. Kennedy also previously worked with KPMG’s corporate finance arm, splitting his time between Dublin and the Netherlands. Mr. Kennedy is a graduate of University College Dublin, Trinity College Dublin and a Fellow of Chartered Accountants Ireland.

Giles Kerr (52)

Position	Date of Appointment	Tenure as at 31 December 2011
Non-Executive Director	13 September 2007	4 years 3 months
Member of the Audit Committee	31 January 2008	3 years 11 months
Member of the NGC	27 January 2010	1 year 11 months

Mr. Kerr was appointed a director of Elan in September 2007. He is currently the director of finance with the University of Oxford, England, and a fellow of Keble College. At present Mr. Kerr is a member of the board and the chairman of the audit committee of Victrex plc and BTG plc. He is also a director of Isis Innovation Ltd and a number of other private companies. Previously, Mr. Kerr was the group finance director and chief financial officer of Amersham plc, and prior to that, he was a partner with Arthur Andersen in the United Kingdom. Mr. Kerr is a Fellow of the Institute of Chartered Accountants in England and Wales.

G. Kelly Martin (53)

Position	Date of Appointment	Tenure as at 31 December 2011
Executive Director & CEO	4 February 2003	8 years 10 months

Mr. Martin was appointed a director of Elan in February 2003 following his appointment as president and CEO. Before joining Elan, Mr. Martin spent more than 20 years at Merrill Lynch & Co., Inc., where he held a broad array of operating responsibilities.

46	Elan Corporation, plc 2011 Annual Report

Board of Directors and Senior Management

Kieran McGowan (68)

Position	Date of Appointment	Tenure as at 31 December 2011
Non-Executive Director	1 December 1998	13 years 1 month
Lead Independent Director	1 February 2006	5 years 11 months
Member of the NGC	31 May 2002	9 years 7 months
Chairman of the NGC	9 September 2005	6 years 3 months

Mr. McGowan was appointed a director of Elan in December 1998. He is currently chairman of CRH, plc and is also a director of Charles Schwab Worldwide Funds, plc, as well as sitting on the board of a number of private companies. From 1990 until his retirement in December 1998, Mr. McGowan was chief executive of the Industrial Development Authority of Ireland, and served as president of the Irish Management Institute. In addition, Mr. McGowan has also chaired the Governing Authority at University College Dublin.

Kyran McLaughlin (67)

Position	Date of Appointment	Tenure as at 31 December 2011
Non-Executive Director	30 January 1998	13 years 11 months
Member of the NGC	31 May 2002	9 years 7 months

Mr. McLaughlin was appointed a director of Elan in January 1998 and served as chairman from January 2005 to January 2011. He is deputy chairman at Davy, Ireland’s largest stockbroker firm. He is also a director of Ryanair Holdings plc and is a director of a number of private companies.

Donal O’Connor (61)

Position	Date of Appointment	Tenure as at 31 December 2011
Non-Executive Director	22 May 2008	3 years 7 months
Member of the Audit Committee	10 September 2008	3 years 3 months
Member of the LDCC	26 May 2010	1 year 7 months

Mr. O’Connor was appointed a director of Elan in May 2008 and is also a director of Readymix plc, the administrator of Icarom plc and is a director of a number of private companies. Mr. O’Connor was the government appointed chairman of Anglo Irish Bank Limited from December 2008 to June 2010. Prior to joining the Elan Board, Mr. O’Connor was the senior partner of PricewaterhouseCoopers in Ireland from 1995 until 2007. He was also a member of the PricewaterhouseCoopers Global Board and was a former chairman of the Eurofirms Board. Mr. O’Connor is a graduate of University College Dublin and a Fellow of Chartered Accountants Ireland.

Richard Pilnik (55)

Position	Date of Appointment	Tenure as at 31 December 2011
Non-Executive Director	16 July 2009	2 years 5 months

Mr. Pilnik was elected a director of Elan in July 2009. Mr. Pilnik served in several leadership positions during his 25-year career at Eli Lilly & Company, most recently as group vice president and chief marketing officer, where he was responsible for commercial strategy, market research and medical marketing. Currently, Mr. Pilnik serves as executive vice president and president of Quintiles Commercial Solutions, which is a global pioneer in pharmaceutical services. Mr. Pilnik holds a B.A. from Duke University and an M.B.A. from the Kellogg School of Management at Northwestern University.

Elan Corporation, plc 2011 Annual Report	47

Dennis J. Selkoe, MD (68)

Position	Date of Appointment	Tenure as at 31 December 2011
Non-Executive Director(1)	1 July 1996	15 years 4 months
Member of the Science and Technology Committee	26 August 2009	2 years 4 months
Member of the NGC	27 January 2010	1 year 11 months

(1)	Retired as a director 16 July 2009 and subsequently reappointed on 26 August 2009.

Dr. Selkoe was appointed a director of Elan in July 1996, following the acquisition of Athena Neurosciences, where he served as a director since July 1995. Dr. Selkoe was a scientific founder of Athena Neurosciences. Dr. Selkoe, a neurologist, is the Vincent and Stella Coates Professor of Neurologic Diseases at Harvard Medical School and co-director of the Center for Neurologic Diseases at the Brigham and Women’s Hospital.

Andrew von Eschenbach, MD (70)

Position	Date of Appointment	Tenure as at 31 December 2011
Non-Executive Director	15 September 2011	3 months
Member of the Science and Technology Committee	15 September 2011	3 months

Dr. von Eschenbach was appointed a director of Elan in September 2011. He is currently the President of Samaritan Health Initiatives Inc., a health care policy consultancy. He previously served as Commissioner of the U.S. Food and Drug Administration (FDA) from 2005 to 2009. Prior to that he served as the Director of the National Cancer Institute and held a number of leadership roles at the University of Texas’ M.D. Anderson Cancer Center. He was educated at St. Joseph’s University, Philadelphia and received his M.D. from Georgetown University. His current responsibilities include serving on the boards of BioTime Inc. and its subsidiary OncoCyte Corporation, HistoSonics Inc., Viamet Pharmaceuticals, Focused Ultrasound Surgery Foundation, and the National Comprehensive Cancer Centers Network Foundation. He also serves on the advisory boards of the Chugai Pharmaceutical International Advisory Council and GE Heathymagination, the scientific advisory board of Arrowhead Research Corporation and the Johnson & Johnson Corporate Office of Science & Technology External Scientific Advisory Board and is a Senior Fellow at the Milken Institute and director of the FDA Project at the Manhattan Institute.

Senior Management

Nigel Clerkin (38)

Executive Vice President and Chief Financial Officer

Mr. Clerkin was named chief financial officer in May 2011. Prior to that, he had served as senior vice president, finance and group controller since January 2004. He previously held a number of financial and strategic planning positions since joining Elan in January 1998. Mr. Clerkin is a Fellow of Chartered Accountants Ireland and a graduate of Queen’s University Belfast.

William F. Daniel (60)

Executive Vice President and Company Secretary

Mr. Daniel was appointed a director of Elan in February 2003 and served until July 2007. He has served as the company secretary since December 2001, having joined Elan in March 1994 as group financial controller. From 1990 to 1992, Mr. Daniel was financial director of Xtravision, plc. Mr. Daniel is a Fellow of Chartered Accountants Ireland, a chartered director and a graduate of University College Dublin.

Fabiana Lacerca-Allen (44)

Chief Compliance Officer

Ms. Lacerca-Allen joined Elan as senior vice president, chief compliance officer in June 2010. Ms. Lacerca-Allen has more than 18 years of compliance and legal experience at Fortune 500 companies and law firms in the United States and in

48	Elan Corporation, plc 2011 Annual Report

Board of Directors and Senior Management

Argentina. She joined Elan from Mylan Laboratories, where she was senior vice president and chief compliance officer and led Mylan’s compliance programs, including the establishment of policies and compliance processes. Prior to her role with Mylan, Ms. Lacerca-Allen served as legal compliance director for Bristol-Myers Squibb where she was a member of the executive team for Latin America, Canada and Puerto Rico and led all compliance initiatives in those regions. She has also held significant positions with Microsoft, Merck, Sharpe & Dohme (a subsidiary of Merck) and AT&T Capital.

Grainne McAleese (32)

Group Controller and Principal Accounting Officer

Ms. McAleese was appointed group controller and principal accounting officer of Elan in June 2011. Since joining Elan in July 2004, Ms. McAleese has worked in a number of roles in the Group Finance area. Prior to joining Elan, she worked with PricewaterhouseCoopers in New York and KPMG in Dublin. Ms. McAleese is a Certified Public Accountant in the United States, a Fellow of Chartered Accountants Ireland and a graduate of Dublin City University.

John B. Moriarty Jr. (44)

Senior Vice President and General Counsel

Mr. Moriarty was named general counsel in March 2010, having joined Elan in December 2008 as senior vice president, legal-commercial operations and litigation. Prior to joining Elan, Mr. Moriarty worked at Amgen, where he served as executive director and associate general counsel, global commercial operations, and was Amgen’s senior counsel, complex litigation, products liability and government investigations. Before working at Amgen, Mr. Moriarty was in private practice with a national law firm where his areas of expertise included reimbursement (Medicare, Medicaid and third-party payment programs), federal and state government investigations and proceedings, and corporate internal investigations. Earlier in his career, he was a healthcare fraud prosecutor in the Virginia Office of the Attorney General and also served for two years as a Special Assistant United States Attorney for healthcare fraud. Mr. Moriarty graduated from the University of Virginia, with distinction, and the University of Georgia School of Law, cum laude.

Grainne Quinn, MD (42)

Chief Medical Officer

Dr. Quinn was appointed chief medical officer in October 2011. Dr. Quinn joined Elan in January 2009, and in April 2010 was named vice president of Elan’s global pharmacovigilance and risk management group, which she continues to manage. Prior to joining Elan, Dr. Quinn worked with Quintiles Ireland Ltd., where she held several leadership positions, including executive director, medical and scientific services, global head of safety physicians. In addition, she has practiced as an internist in Boston, Massachusetts, and Minneapolis, Minnesota. Dr. Quinn earned her medical degree from the Royal College of Surgeons in Ireland, and received her board certification in internal medicine in 1995 from the American Board of Internal Medicine.

Elan Corporation, plc 2011 Annual Report	49

Directors’ Report

Introduction

The directors submit their Annual Report, together with the audited financial statements of Elan Corporation, plc, for the year ended 31 December 2011. The Corporate Governance Statement and the reports of the respective committee chairmen, which are set out on pages 55 to 76, form part of this Directors’ Report.

Review of the Business, Key Performance Indicators and Future Developments

Elan Corporation, plc, an Irish public limited company, is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. Our shares trade on the New York and Irish Stock Exchanges and our principal R&D facilities are located in the United States.

Prior to the divestment of the EDT business, our business was organised into two business units: BioNeurology and EDT. BioNeurology engages in research, development and commercial activities primarily in the areas of Alzheimer’s disease, Parkinson’s disease and MS. EDT developed and manufactured innovative pharmaceutical products that deliver clinically meaningful benefits to patients, using its extensive experience and proprietary drug technologies in collaboration with pharmaceutical companies. Following the divestment of EDT on 16 September 2011, we are organised in a single reporting unit structure.

The key performance indicators (KPIs) used by management to monitor the performance of the Company include the number of Tysabri commercial patients and Tysabri global in-market sales, the status of our R&D pipeline, revenue, operating expenses, operating income/(loss) and Adjusted EBITDA. Segment performance is evaluated based on operating profit/(loss) and Adjusted EBITDA.

The Letter from the Chairman and the CEO Review on pages 4 to 7, the Operating Review on pages 8 to 15 and the Financial Review on pages 26 to 44 contain a review of the business, including the above KPIs, and anticipated future developments.

Principal Risks and Uncertainties

Our future operating performance is subject to certain risks and uncertainties. These include, but are not limited to, the following principal items:

•

Any negative developments relating to Tysabri, such as safety or efficacy issues (including deaths and increased incidence of cases of progressive multifocal leukoencephalopathy (PML), the introduction or greater acceptance of competing products, including potentially biosimilars, or adverse regulatory or legislative developments may reduce our revenues and adversely affect our results of operations;

•	The potential for the successful development and commercialisation of additional products;

•	Our ability to maintain financial flexibility and sufficient cash, cash equivalents, and investments and other assets capable of being monetised to meet our liquidity requirements;

•	Whether restrictive covenants in our debt obligations will adversely affect us;

•

Our dependence on Johnson & Johnson and Pfizer for the development and potential commercialisation, and the funding potentially required from us for such development and potential commercialisation, of bapineuzumab and any other potential products in the AIP;

•

The effects of our settlement with the U.S. government relating to marketing practices with respect to our former Zonegran product, which required us to pay $203.5 million in fines and to take other actions that could have a material adverse effect on Elan;

•

The success of our R&D activities and R&D activities in which we retain an interest, including, in particular, whether the Phase 3 clinical trials for bapineuzumab (AAB-001) are successful, and the speed with which regulatory authorisations and product launches may be achieved; and

50	Elan Corporation, plc 2011 Annual Report

Directors’ Report

•

Johnson & Johnson is our largest shareholder with an 18.2% interest in our outstanding ordinary shares and is largely in control of our remaining interest in the AIP, Johnson & Johnson’s interest in Elan and the AIP may discourage others from seeking to work with or acquire us.

For further discussion of these items and other risks that may impact our business, please refer to the “Risk Factors” section of this Annual Report. Information on legal proceedings involving Elan is provided in Note 34 to the Consolidated Financial Statements.

Events After the Balance Sheet Date

For information on events after the balance sheet date, please refer to Note 37 to the Consolidated Financial Statements.

Research and Development

During the year ended 31 December 2011, our total expenditures on R&D amounted to $264.7 million, compared to $282.6 million for the year ended 31 December 2010.

Financial Results and Dividends

The results for the year are set out beginning on page 80 of this Annual Report. The directors do not propose the payment of a dividend.

Financial Risk Management

Our financial risk management objectives and policies and exposure to market risk are outlined in Note 30 to the Consolidated Financial Statements.

International Financial Reporting Standards

This Annual Report for the year ended 31 December 2011 is prepared in accordance with IFRS as adopted by the European Union and meets the reporting requirements pursuant to Irish company law and the Listing Rules. Separately, we also prepare an Annual Report on Form 20-F pursuant to the rules and regulations of the SEC and in accordance with U.S. GAAP, which differ in certain significant respects from IFRS. The Annual Report on Form 20-F under U.S. GAAP is a separate document from this Annual Report. Refer to the “U.S. GAAP Information”, beginning on page 162 for a discussion of the significant differences between IFRS and U.S. GAAP.

Directors

The names of the directors are shown on pages 45 to 48. Dr. von Eschenbach and Mr. Hasler were appointed to the board on 15 September 2011. Mr. Frick retired from the board on 26 May 2011 and Mr. Cooke retired from the board on 15 September 2011.

Directors’ and Secretary’s Interests

The beneficial interests of those persons who were directors and the secretary of Elan Corporation, plc at 31 December 2011, including their spouses and children under 18 years of age, are shown in the Report of the LDCC on page 67.

Transactions with Directors

There were no transactions with directors during the year ended 31 December 2011 other than as outlined in Note 35 to the Consolidated Financial Statements.

Elan Corporation, plc 2011 Annual Report	51

Significant Shareholdings

The following table sets forth disclosure of major holdings of voting rights that have been notified (and not amended or withdrawn) to us as at 16 March 2012 and significant shareholdings which are known to us as at that date:

Name of Owner or Identity of Group	No. of Shares		Date of Disclosure(1)	Percent of Issued Share Capital(2)
Janssen Pharmaceuticals	107,396,285	(3)	18 September 2009	18.2%
Fidelity Management and Research Company	70,508,640		17 February 2012	11.9%
Wellington Management	37,305,855	(4)	31 December 2011	6.3%
Invesco Limited	29,861,469		7 February 2012	5.1%
Blackrock Inc.	23,735,433		28 September 2011	4.0%
All directors and officers as a group (17 persons)	6,394,862	(5)	16 March 2012	1.1%

(1)	Since the date of disclosure, the interest of any person listed above in our Ordinary Shares may have increased or decreased. No requirement to notify us of any change would have arisen unless the holding moved up or down through a whole number percentage level.

(2)	Based on 591.2 million Ordinary Shares outstanding on 16 March 2012.

(3)	Shares were issued as part of the Johnson & Johnson Transaction. Refer to page 178 for additional information.

(4)	Sourced from SEC filings.

(5)	Includes 5.6 million Ordinary Shares issuable upon exercise of currently exercisable options held by directors and officers as a group as of 16 March 2012.

Except for these interests, we have not been notified at 16 March 2012 of any interest of 3% or more of our issued share capital. Neither Janssen Pharmaceuticals, Fidelity Management and Research Company, Wellington Management, Invesco Limited nor Blackrock Inc. has voting rights different from other shareholders.

We, to our knowledge, are not directly or indirectly owned or controlled by another entity or by any government. We do not know of any arrangements, the operation of which might result in a change of control of the Company.

Share Capital

A total of 591,203,274 Ordinary Shares of Elan were issued and outstanding at 16 March 2012, of which 3,163 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of ADRs. 493,615,553 Ordinary Shares were represented by our American Depositary Shares (ADSs), evidenced by ADRs, issued by Citibank N.A., as depositary, pursuant to a deposit agreement. At 16 March 2012, the number of holders of record of Ordinary Shares was 7,472, which includes 10 holders of record in the United States, and the number of registered holders of ADRs was 3,017. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

For additional information regarding our share capital, refer to Note 27 to the Consolidated Financial Statements.

Accounting Records

The directors believe that they have complied with Section 202 of the Companies Act, 1990 with regard to books of account by employing financial personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of Elan Corporation, plc are maintained at our office in Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland.

Political Donations

During 2011, there were no political contributions that require disclosure under the Electoral Act, 1997 (2010: $Nil).

Subsidiary Companies

For additional information regarding significant subsidiary undertakings, please refer to Note 39 to the Consolidated Financial Statements.

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Directors’ Report

Corporate Governance

The Corporate Governance Statement on pages 55 to 61 forms part of this Directors’ Report.

We have a secondary listing on the Irish Stock Exchange (ISE). For this reason, we are not subject to the same ongoing listing requirements as those which would apply to any Irish company with a primary listing on the ISE, including the requirement that certain transactions require the approval of shareholders. For further information, shareholders should consult their own financial adviser.

Authority to Purchase Own Shares

At our 2011 Annual General Meeting (AGM), shareholders passed special resolutions which authorise the Company to purchase and sell its own shares. The Company may purchase up to 15% of its own shares at a price in line with the formula approved by shareholders at the AGM. The authority is valid until the earlier of the date of the next AGM or 25 November 2012.

Change of Control Provisions

For information regarding certain change of control provisions of agreements to which we are a party, please refer to page 184 in the “Risk Factors” section of this Annual Report. Details of the change in control provisions included in the employment agreement with our CEO are set forth in the Directors’ Remuneration section of this Directors’ Report. In addition, our equity plans contain change of control provisions which can allow for accelerated vesting of equity awards in the event of a change of control of the Company. Details of the rules concerning the appointment and removal of the directors are set out in the Articles of Association.

There are no provisions in our Memorandum and Articles of Association:

•	Delaying or prohibiting a change in control of Elan that operate only with respect to a merger, acquisition or corporate restructuring;

•	Discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or

•	Governing changes in capital, where such provisions are more stringent than those required by law.

We have not received any notifications from shareholders (as shareholders are obliged to do) regarding any agreements between shareholders which might result in restrictions on the transfer of shares.

Information regarding the structure of our share capital is set forth in Note 27 to the Consolidated Financial Statements. Information regarding the provisions contained in our Memorandum and Articles of Association are set forth below.

Memorandum and Articles of Association

Our Memorandum of Association sets out the objects and powers of the Company. Our Articles of Association detail the rules regarding the internal operation of the Company, including:

•	The rights, preferences and dividends attaching to our shares;

•	The operation of general meetings, including notice, proxies and voting;

•	The rules relating to directors, such as their appointment, retirement, re-election, powers, responsibilities and indemnification; and

•	Liquidation rights.

Our Memorandum and Articles of Association may only be amended by special resolution of the shareholders. The rights attaching to the different classes of shares may be varied by special resolution passed at a class meeting of that class of shareholders. The additional issuance of further shares ranking pari passu with, or subordinate to, an existing class shall not, unless specified by the Articles of Association or the conditions of issue of that class of shares, be deemed to be a variation of the special rights attaching to that class of shares.

Elan Corporation, plc 2011 Annual Report	53

Auditors

In accordance with Section 160(2) of the Companies Act, 1963, the auditors, KPMG, Chartered Accountants, will continue in office.

On behalf of the board,

Robert A. Ingram,	G. Kelly Martin,
Chairman	Chief Executive Officer
23 March 2012

54	Elan Corporation, plc 2011 Annual Report

Corporate Governance Statement

Corporate Governance Statement

Policies

We are committed to the adoption and maintenance of the highest standards of corporate governance and compliance and have applied the provisions and principles of the U.K. Corporate Governance Code (the Code) as issued by the Financial Reporting Council (FRC) in June 2010 and adopted by the ISE.

In October 2011, we applied to the ISE for the re-classification of the listing of our Ordinary Shares on the Official List of the ISE from a primary listing to a secondary listing and this became effective on 3 November 2011. There was no change to our listing on the New York Stock Exchange (NYSE) and our Ordinary Shares continue to be traded on the main market for listed securities of the ISE. The provisions of the Irish Corporate Governance Annex do not apply to the Company.

Our corporate governance guidelines (the Guidelines), which have been adopted by the board of directors cover the mission of the board, director responsibilities, board structure (including the roles of the chairman, CEO and the lead independent director, board composition, independent directors, definition of independence, board membership criteria, selection of new directors, time limits and mandatory retirement, board composition and evaluation), leadership development (including formal evaluation of the chairman and CEO, succession planning and director development), board committees, board meeting proceedings, board and independent director access to top management, independent advice and board interaction with institutional investors, research analysts and media.

Our policy is to conduct our business in compliance with all applicable laws, rules and regulations and therefore our employees are expected to perform to the highest standards of ethical conduct, consistent with legal and regulatory requirements. Our Code of Conduct applies to directors, officers and employees and provides guidance on how to fulfill these requirements, how to seek advice and resolve questions about the appropriateness of conduct, and how to report possible violations of our legal obligations or ethical principles. All employees have a mandatory compliance objective, which accounts for 10% of their performance goals and objectives. This is designed to ensure that employees comply with our Code of Conduct and all policies and procedures that govern our daily business activities. Our Corporate Compliance Office manages our corporate compliance programme, which establishes a framework for adherence to applicable laws, rules and regulations and ethical standards, as well as a mechanism for preventing and reporting breaches. An executive-level Corporate Compliance Steering Committee also provides oversight of our compliance activities.

The Guidelines, the Committee Charters and Code of Conduct are available on our website, www.elan.com. Any amendments to, or waivers from the Code of Conduct, will also be posted to our website. There have been no such waivers.

Board Role and Responsibilities

The board is responsible to the shareholders for ensuring that the Company is appropriately managed and that it achieves its objectives.

The board regularly reviews its responsibilities and those of its committees and management. The board meets regularly throughout the year, and all of the directors have full and timely access to the information necessary to enable them to discharge their duties. At board and committee meetings, directors receive regular reports on the Company’s financial position, risk management, key business issues and other material issues. The board held eight scheduled meetings in 2011. In addition, three meetings were held to deal with specific matters as they arose.

The board has reserved certain matters to its exclusive jurisdiction, thereby maintaining control of the Company and its future direction. All directors are appointed by the board, as nominated by its NGC, and subsequently elected by shareholders. Procedures are in place whereby directors and committees, in furtherance of their duties, may take independent professional advice, if necessary, at our expense.

Subject to certain limited exceptions, directors may not vote on matters in which they have a material interest. In the absence of an independent quorum, the directors may not vote compensation to themselves or any member of the board of directors. Directors are entitled to remuneration as shall, from time to time, be voted to them by ordinary resolution of the shareholders and to be paid such expenses as may be incurred by them in the course of the performance of their duties as

Elan Corporation, plc 2011 Annual Report	55

directors. Directors who take on additional committee assignments or otherwise perform additional services for the Company, outside the scope of their ordinary duties as directors, shall be entitled to receive such additional remuneration as the board may determine. The directors may exercise all of the powers of the Company to borrow money. These powers may be amended by special resolution of the shareholders. There is no requirement for a director to hold shares.

The board has delegated authority over certain areas of our activities to four standing committees, as more fully described below.

Board Composition

The Company’s Articles of Association provide that the number of directors will be no less than three and no more than fifteen. Currently the board comprises the non-executive chairman, 11 other non-executive directors and one executive director. The board considers that the current board size is appropriate and facilitates the work of the board and its committees whilst being small enough to maintain flexibility and to carry out its duties in a timely fashion.

The NGC keeps the composition and skills profile of the board and its committees under review and recommends changes where appropriate. The board seeks to ensure that it has an appropriate mix of skills and experience in areas such as science, pharmaceuticals, finance, governance, management and general business amongst others. The board is satisfied that it has an appropriate balance of skills, experience, independence and knowledge of the Company to enable them to discharge their duties and responsibilities effectively. Further information on the work of the NGC is set out in its report on page 75.

Chairman

The roles of the chairman and CEO are separated. The chairman of the board is responsible for the leadership and management of the board. Our CEO is responsible for the operation of the business of the Company.

On 26 January 2011, Mr. Ingram replaced Mr. McLaughlin as chairman. Other significant commitments of the chairman are set out on page 45. On appointment, the chairman fulfilled the independence criteria set out in our Guidelines and the Code.

Lead Independent Director

The chair of the NGC serves as the lead independent director. The lead independent director coordinates, in a lead capacity, the other independent directors and provides ongoing and direct feedback from the directors to the chairman and the CEO. The specific responsibilities of the lead independent director are set out in our Guidelines. Mr. McGowan has served as the lead independent director since 1 February 2006.

56	Elan Corporation, plc 2011 Annual Report

Corporate Governance Statement

Board Tenure

Under the terms of our Articles of Association, directors serve for a term of three years expiring at the AGM in the third year following their election at an AGM or as the case may be, their re-election at the AGM. Directors are not required to retire at any set age. Following our adoption of the requirements of the Code, all directors will stand for annual re-election with effect from the 2012 AGM.

The directors may from time to time appoint any person to be a director either to fill a casual vacancy or as an additional director. A director so appointed shall hold office until the conclusion of the AGM immediately following their appointment, where they shall retire and may offer themselves for election.

A director retiring at an AGM shall retain office until the close or adjournment of the meeting. No person shall be eligible for election or re-election to the office of director at any General Meeting unless recommended by the directors or proposed by a duly qualified and authorised member within the prescribed time period.

Induction and Development

Directors are provided with extensive induction materials on appointment and meet with key executives, with a particular focus on ensuring non-executive directors are fully informed on issues of relevance to the Company and its operations. All directors are encouraged to update and refresh their skills and knowledge, for example, through attending courses on technical areas or external briefings for non-executive directors.

Independence of Directors

Under our Guidelines, at minimum, two-thirds of the board are required to be independent. In addition to the provisions of the Code, we adopted a definition of independence based on the rules of the NYSE, the exchange on which the majority of our shares are traded. For a director to be considered independent, the board must affirmatively determine that he or she has no material relationship with the Company. The specific criteria that affect independence are set out in the Guidelines and include former employment with the Company, former employment with the Company’s independent auditors, receipt of compensation other than directors’ fees, material business relationships and interlocking directorships.

In December 2011, the board considered the independence of each non-executive director, with the exception of Dr. Ekman who had retired as a full-time executive of the Company on 31 December 2007, and considers that the following non-executive directors, Mr. Hasler, Mr. Ingram, Mr. Gary Kennedy, Mr. Patrick Kennedy, Mr. Kerr, Mr. McGowan, Mr. McLaughlin, Mr. O’Connor, Mr. Pilnik, Dr. Selkoe and Dr. von Eschenbach, who represent in excess of two-thirds of the board were independent in character and judgement and there are no relationships or circumstances that are likely to affect their independent judgement. Under the Guidelines and the NYSE definition of independence, Dr. Ekman is considered to be an independent director as he has retired more than three years previously. However, in line with the provisions of the Code, the board has determined that he will not be considered independent until five years has elapsed since his full time employment with the Company ceased.

In reaching this conclusion, the board gave due consideration to participation by board members in our equity compensation plans. The board also considered the positions of Mr. McLaughlin, Mr. McGowan and Dr. Selkoe who have served as non-executive directors for in excess of nine years. Mr. McLaughlin is deputy chairman of Davy, the Company’s broker and sponsor on the ISE and Dr. Selkoe has an ongoing consultancy agreement with the Company, details of both these

Elan Corporation, plc 2011 Annual Report	57

arrangements are set out in detail in Note 35 to the Consolidated Financial Statements. Additionally, up to 2009 Mr. Hasler served as chief operating officer of Biogen Idec, our collaborator on Tysabri. It is the board’s view that each of these non-executive directors discharges his duties in a thoroughly independent manner and constructively and appropriately challenges the executive directors and the board. For these reasons, the board considers that they are independent.

Conflicts of Interest

In January 2011, the board adopted a comprehensive Conflicts of Interests Policy for the board which sets out procedures covering the identification and management of such conflicts. The policy covers directors’ personal interests which may conflict with the interests of the Company, interfere with the director’s ability to perform his or her duties and responsibilities to the Company or give rise to a situation where a director may receive an improper personal benefit because of his or her position. The policy also extends to the director’s immediate family.

Where a director considers that they may have a conflict of interest with respect to any matter they must immediately notify this to the chairman of the Audit Committee or, if the chairman of the Audit Committee is the interested director, to the lead independent director. The Audit Committee (excluding, if applicable, the interested director) considers each notification to determine whether a conflict of interest exists. Until the Audit Committee has completed its determination the director will not participate in any vote, deliberation or discussion on the potential conflict with any other director or employee of the Company and the director will not be furnished with any board materials relating, directly or indirectly, to the potential conflict.

Board Effectiveness

Our Guidelines require that the board will conduct a self-evaluation at least annually to determine whether it and its committees are functioning effectively. An evaluation of the performance of the board and board committees was conducted during the year by the lead independent director through meetings with each member of the board. The results were presented to the NGC and to the board. The board concluded that it and its committees had operated satisfactorily during the year.

In December 2011, the lead independent director completed a separate evaluation of the CEO, the results of which were presented to the board in executive session.

In 2010, McKenna, Long & Aldridge LLP completed two reports which encompassed a thorough evaluation of the functioning of the board and its committees. The board intends to conduct a further external evaluation of its own performance and processes and that of its committees and individual directors in 2013.

Board Committees

The board currently has four committees to assist it in exercising its authority. The current committees of the board are the Audit Committee, the LDCC, the NGC and the Science and Technology Committee. The Commercial Committee was abolished in April 2011.

Each of the committees has a charter under which authority is delegated to it by the board. The charter for each committee is available on our website, www.elan.com, or from the company secretary on request. Reports of each committee are set out on pages 62 to 76.

58	Elan Corporation, plc 2011 Annual Report

Corporate Governance Statement

Board and Board Committee Meetings

The following table shows the number of scheduled board and board committee meetings held and attended by each director and the secretary during the year. In addition to regular scheduled board and board committee meetings, a number of other meetings were held to deal with specific matters. If directors are unable to attend a board or board committee meeting because of a prior unavoidable engagement, they are provided with all the documentation and information relevant to that meeting and are encouraged to discuss issues arising in that meeting with the chairman, CEO or company secretary.

	Board		Audit Committee	LDCC	NGC	Science & Technology Committee
Directors
Robert A. Ingram	8/8		—	—	4/4	—
Shane Cooke(1)	7/7		—	—	—	—
Lars Ekman	8/8		—	—	—	2/2
Jonas Frick(2)	4/5		—	—	—	—
Hans Peter Hasler(3)	2/2		—	1/1	—	—
Gary Kennedy	8/8		8/8	4/4	—	—
Patrick Kennedy	8/8		—	4/4	—	—
Giles Kerr	8/8		7/8	—	4/4	—
G. Kelly Martin	8/8		—	—	—	—
Kieran McGowan	6/8		—	—	4/4	—
Kyran McLaughlin	8/8		—	—	4/4	—
Donal O’Connor	8/8		8/8	4/4	—	—
Richard Pilnik	7/8		—	—	—	—
Dennis J. Selkoe	6/8		—	—	4/4	2/2
Andrew von Eschenbach(3)	1/2	(4)	—	—	—	1/1
Secretary
William F. Daniel	8/8		8/8	3/4	4/4	2/2

(1)	Resigned as a director on 15 September 2011

(2)	Resigned as a director on 26 May 2011

(3)	Appointed as a director on 15 September 2011

(4)	Dr. von Eschenbach joined the board on 15 September 2011, however, due to a prior outstanding commitment could not attend the board meeting on 1 December 2011

Company Secretary

All directors have access to the advice and services of the company secretary. The company secretary supports the chairman in ensuring the board functions effectively and fulfils its role. He is secretary to the Audit Committee, the LDCC, the NGC and the Science and Technology Committee. The company secretary ensures compliance with applicable rules and regulations. The appointment and removal of the company secretary is a matter for the board.

Relations with Shareholders

We communicate regularly with our shareholders throughout the year, specifically following the release of quarterly and annual results, and after major developments. Our website, www.elan.com, is the primary method of communication for the majority of our shareholders. We publish our annual report and accounts, quarterly results, Form 20-F, notice of AGM and other public announcements on our website. In addition, our AGMs, quarterly conference calls and presentations at healthcare investor conferences are webcast and are available on our website.

The directors consider it important to understand the views of shareholders and, in particular, any issues which concern them. The board periodically receives presentations on investor perceptions and during the year the NGC met with a number of institutional shareholders to discuss issues facing the Company.

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Our investor relations department, with offices in Ireland and the United States, provides a point of contact for shareholders and full contact details are set out on the investor relations section of our website. Shareholders can also submit an information request through the shareholder services section of our website.

Annual General Meeting

The principal forum for discussion with shareholders is our AGM and shareholder participation is encouraged. Formal notification, together with an explanation of each proposed resolution, is sent to shareholders at least 21 calendar days in advance of the AGM. At the meeting, the CEO provides a summary of the period’s events after which the board and senior management are available to answer questions from shareholders. All directors normally attend the AGM and shareholders are invited to ask questions during the meeting and to meet with directors after the formal proceedings have ended.

The business to be conducted at the AGM is divided between ordinary and special business. Ordinary business includes the consideration of the accounts and the directors’ and auditor’s reports, the election and/or re-election of directors, and the re-appointment of the auditors. All other matters are considered special business.

All ordinary shareholders are entitled to attend and vote at general meetings. Shareholders also have a right to ask questions related to items on the agenda and to have such questions answered, subject to certain restrictions imposed by law. Shareholders may appoint a proxy (or proxies) to attend, speak, ask questions and vote on their behalf.

In accordance with the Code, the Company counts all proxy votes. On each resolution that is voted on with a show of hands, the Company indicates the level of proxies lodged, the number of votes for and against each resolution and the number of votes withheld. This information is made available on our website following the AGM.

Going Concern

The directors, having made inquiries, including consideration of the factors discussed in the Liquidity and Capital Resources section on page 40 of this Annual Report, believe that the Company has adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to adopt the going concern basis in preparing our Consolidated Financial Statements.

Internal Control

The board of directors has overall responsibility for our system of internal control and for monitoring its effectiveness. The system of internal control is designed to provide reasonable, but not absolute, assurance against material misstatement or loss. The key procedures that have been established to provide effective internal control include:

•	A clear focus on business objectives is set by the board having considered the risk profile of the Company;

•	A formalised risk reporting system, with significant business risks addressed at each board meeting;

•

A clearly defined organisational structure under the day-to-day direction of our CEO. Defined lines of responsibility and delegation of authority have been established within which our activities can be planned, executed, controlled and monitored to achieve the strategic objectives that the board has adopted for the Company;

•	A comprehensive system for reporting financial results to the board, including a budgeting system with an annual budget approved by the board;

•

A system of management and financial reporting, treasury management and project appraisal—the system of reporting covers trading activities, operational issues, financial performance, working capital, cash flow and asset management;

•

Preparation and issue of financial reports to shareholders and the markets, including the Consolidated Financial Statements, is overseen by the Audit Committee. The Group’s financial reporting process is controlled using documented accounting policies and reporting formats, supplemented by detailed instructions and guidance on reporting requirements. Our processes support the integrity and quality of data by arrangements for segregation of duties. Each reporting entity’s financial information is subject to scrutiny at reporting entity and Group level by senior management. The Group’s financial reports and financial guidance are also reviewed by the Audit Committee of the board in advance of being presented to the full board for their review and approval; and

60	Elan Corporation, plc 2011 Annual Report

Corporate Governance Statement

•

To support our system of internal control, we have separate Corporate Compliance and Internal Audit departments. Each of these departments reports periodically to the Audit Committee. The Internal Audit function includes responsibility for the Company’s compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

In accordance with the revised FRC (Turnbull) guidance for directors on internal control published in October 2005, “Internal Control: Revised Guidance for Directors on the Combined Code”, the board confirms that there is an ongoing process for identifying, evaluating and managing any significant risks faced by the group, that it has been in place for the year under review and up to the date of approval of the financial statements and this process is regularly reviewed. The directors reviewed our system of internal control and also examined the full range of risks affecting us and the appropriateness of the internal control structures to manage and monitor these risks. This process involved a confirmation that appropriate systems of internal control were in place throughout the financial year and up to the date of signing of the Consolidated Financial Statements. It also involved an assessment of the ongoing process for the identification, management and control of the individual risks and of the role of the various risk management functions and the extent to which areas of significant challenges facing us are understood and are being addressed. No material unaddressed issues emerged from this assessment.

Compliance Statement

The directors confirm that the Company has complied throughout the year ended 31 December 2011 with the provisions of the Code. We follow a U.S. style compensation system for our senior management and our non-executive directors. As a result, we include the non-executive directors in our equity compensation plans. In accordance with the Code, we sought and received shareholder approval to make certain equity grants to our non-executive directors at our 2004 AGM.

This Corporate Governance Statement forms part of the Directors’ Report.

Robert A. Ingram,	G. Kelly Martin
Chairman	Chief Executive Officer
23 March 2012

Elan Corporation, plc 2011 Annual Report	61

Report of the Audit Committee

The Audit Committee held eight scheduled meetings in 2011. Details of meeting attendance by Audit Committee members are included in the table on page 59. In addition three further meetings were held to deal with specific matters.

Committee Membership

Name	Status During 2011
Gary Kennedy (Chairman)	Member for the whole period
Giles Kerr	Member for the whole period
Donal O’Connor	Member for the whole period

The current members of the Audit Committee are all non-executive directors of the Company. The board considers each member to be independent under the Guidelines, the Code and the criteria of the NYSE corporate governance listing standards concerning the composition of Audit Committee.

The board is satisfied that at least one member of the Audit Committee has recent and relevant financial experience. The board has determined that Mr. Kennedy, Mr. Kerr and Mr. O’Connor are Audit Committee financial experts for the purposes of the Sarbanes-Oxley Act of 2002.

Role and Focus

The Audit Committee helps the board in its general oversight of the Company’s accounting and financial reporting practices, internal controls and audit functions, and is directly responsible for the appointment, compensation and oversight of the work of our independent auditors.

The core responsibilities of the Audit Committee include reviewing and reporting to the board on:

•	Matters relating to the periodic financial reporting prepared by the Company;

•	The independent auditors’ qualifications and independence;

•	The performance of the internal auditor and the corporate compliance functions;

•	Compliance with legal and regulatory requirements including the operation of the Company’s Securities Trading Policy and Code of Conduct;

•	The Company’s overall framework for internal control over financial reporting and other internal controls and processes; and

•	The Company’s overall framework for risk management.

The Audit Committee oversees the maintenance and review of the Company’s Code of Conduct. It has established procedures for the receipt and handling of complaints concerning accounting or audit matters.

The Audit Committee appoints and agrees on the compensation for the independent external auditors subject, in each case, to the approval of the Company’s shareholders at general meeting. It maintains policies and procedures for the pre-approval of all audit services and permitted non-audit services undertaken by the independent external auditor. The principal purpose of these policies and procedures is to ensure that the independence of the independent external auditor is not impaired. The policies and procedures cover three categories of work: audit services, audit-related services and non-audit services. The pre-approval procedures permit certain audit, audit-related and non-audit services to be performed by the independent external auditor during the year subject to fee limits agreed with the Audit Committee in advance. Authority to approve, between Audit Committee meetings, work in excess of the pre-agreed fee limits is delegated to members of the Audit Committee if required. Regular reports to the full Audit Committee are also provided for and, in practice, are a standing agenda item at Audit Committee meetings.

62	Elan Corporation, plc 2011 Annual Report

Report of the Audit Committee

Following the entering into of a Corporate Integrity Agreement between the Company and the Office of Inspector General of the U.S. Department of Health and Human Services, the Audit Committee, on behalf of the board of directors, is responsible for the review and oversight of matters related to compliance with federal healthcare programme requirements, FDA requirements and the obligations of the Corporate Integrity Agreement.

Activities Undertaken During the Year

The Audit Committee held a number of private meetings without management present with the Company’s general counsel, chief compliance officer and head of internal audit and with the engagement partner from the Company’s independent external auditors. The purpose of these meetings was to facilitate free and open discussions between the Audit Committee members and those individuals separate from the main sessions of the Audit Committee, which were attended by the chief financial officer, the group controller and the Company’s general counsel.

At each regularly scheduled board meeting, the chairman of the Audit Committee reported to the board on the principal matters covered at the preceding Audit Committee meetings. The minutes of all Audit Committee meetings were also circulated to all board members. During 2011, the Audit Committee considered and reviewed various aspects of the Company and its business including, but not limited to the matters referred to below.

•	The Company’s financial reports and financial guidance were reviewed and various accounting matters and policies were considered.

•

Reports were received from the independent external auditors concerning their audit strategy, the planning and the results of their audit of the financial statements of the Company and from management, the internal audit function and chief compliance office on the effectiveness of the Company’s system of internal controls and, in particular, its internal control over financial reporting.

•

The Audit Committee reviewed the operations of the Company’s Code of Conduct, the employee helpline and email system. No material issues were reported through this route during the year. No waivers to the Code of Conduct were made in 2011.

•	The implementation of the measures required under the terms of the Corporate Integrity Agreement between the Company and the Inspector General of the U.S. Department of Health and Human Services.

•	Reviewed and approved, or recommended for approval to the board of directors, various aspects of the EDT/Alkermes transaction entered into in May 2011 and completed in September 2011.

•	Reviewed proposals for the restructuring of the Company’s debts.

•	Reviewed correspondences between the Company and the SEC.

•

The Audit Committee reviewed the further implementation of the comprehensive enterprise-wide risk management process in the Company, including the role of the Turnbull Guidance for Directors, other corporate governance measures and the utilisation of the insurance function in the control and management Company wide risk.

•

Matters concerning the internal audit function, corporate compliance function and financial functions were reviewed. The Company’s continuing work to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 was monitored by the Audit Committee.

•	The Audit Committee charter, the Company’s Security Trading policy and the operation of the Audit Committee were reviewed during 2011.

•

The amount of audit and non-audit fees of the independent auditor was monitored throughout 2011. The Audit Committee was satisfied throughout the year that the objectivity and independence of the independent external auditor were not in any way impaired by either the nature of the non-audit work undertaken, the level of non-audit fees charged for such work or any other facts or circumstances.

On behalf of the Audit Committee,

Gary Kennedy

Chairman of the Audit Committee and Non-Executive Director

23 March 2012

Elan Corporation, plc 2011 Annual Report	63

Report of the Leadership Development and Compensation Committee

The LDCC held four scheduled meetings in 2011. Details of meeting attendance by LDCC members are included in the table on page 59. In addition, three meetings were held to deal with specific matters.

Committee Membership

Name	Status During 2011
Patrick Kennedy (Chairman)	Member for the whole period
Hans Peter Hasler	Member from 15 September 2011
Gary Kennedy	Member for the whole period
Donal O’Connor	Member for the whole period

The LDCC is composed entirely of independent non-executive directors. Each member of the committee is nominated to serve for a three-year term subject to a maximum of two terms of continuous service.

Role and Focus

The LDCC reviews the Company’s compensation philosophy and policies with respect to executive compensation, fringe benefits and other compensation matters. The LDCC determines, amongst other things, the compensation, terms and conditions of employment of the CEO and other executive directors. In addition, the LDCC reviews the recommendations of the CEO with respect to the remuneration and terms and conditions of employment of our senior management. The LDCC also exercises all the powers of the board of directors to issue Ordinary Shares on the exercise of share options and vesting of RSUs and to generally administer our equity award plans.

Remuneration Policy

Our policy on executive directors’ remuneration is to set remuneration levels that are appropriate for our senior executives having regard to their substantial responsibilities, their individual performance and the Company’s performance as a whole. The LDCC sets remuneration levels after reviewing remuneration packages of executives in the pharmaceutical and biotech industries. The LDCC takes external advice from independent benefit consultants and considers Section D of the Code. The typical elements of the remuneration package for executive directors include basic salary and benefits, annual cash incentive bonus, pensions and participation in equity award plans. The LDCC grants equity awards to encourage identification with shareholders’ interests.

The LDCC has engaged Semler Brossy Consulting Group, LLC (SBCG) as independent compensation consultants to ensure that it receives objective advice in making recommendations to the board on compensation matters and to assist the LDCC in fulfilling its mission of actively overseeing the design and operation of Elan’s compensation programme on behalf of the board of directors. The services provided by SBCG include, among other things: regular attendance at LDCC meetings; review of the LDCC’s charter and terms of reference; updates on trends in compensation, corporate governance, and regulatory/accounting developments; review and update of peer groups; evaluation of the market competitiveness of current compensation; review and provide updates on evolving practice in the area of severance; and input to discussions on CEO pay and CEO recommendations for senior executives. SBCG do not provide any other services to Elan.

Elements of Non-Executive Director Remuneration

Non-executive directors are compensated with fee payments and equity awards with additional payments where directors are members of board committees. Non-executive directors may elect to receive their fee payments in the form of RSUs, which will vest on the earlier of 90 days after retirement from the board or 10 years. In 2011, Dr. Ekman, Mr. McGowan and Mr. McLaughlin elected to receive their fee payments in the form of RSUs. Non-executive directors are also reimbursed for reasonable travel expenses to and from board meetings.

64	Elan Corporation, plc 2011 Annual Report

Report of the Leadership Development and Compensation Committee

Elements of Executive Director Remuneration

Executive Directors’ Basic Salary

The basic salaries of executive directors are reviewed annually having regard to personal performance, Company performance and market practice.

Annual Cash Incentive Bonus

We operate a cash bonus plan in which all employees, including executive directors, are eligible to participate if and when we achieve our strategic and operating goals. Bonuses are not pensionable. The cash bonus plan operates on a calendar year basis. We measure our performance against a broad series of financial, operational and scientific objectives and measurements and set annual metrics relating to them. A bonus target, expressed as a percentage of basic salary, is set for all employees. Payment will be made based on a combination of individual, team, group and company performance.

Share-Based Compensation

It is our policy, in common with other companies operating in the biotechnology industry, to award share options and RSUs to management and employees, in line with the best interests of the Company. In 2006, shareholders approved the Elan Corporation, plc 2006 Long Term Incentive Plan (2006 LTIP) which was subsequently amended and restated. Equity awards are usually awarded annually if and when we achieve our strategic and operating goals. Equity awards are also granted to some individuals on joining the Company. The equity awards under this plan generally vest between one and four years and do not contain any performance conditions other than service.

In addition, we have an EEPP in which our employees, including executive directors, are eligible to participate. This plan allows eligible employees to purchase shares at a discount of up to 15% of the lower of the fair market value at the beginning or last trading day of the offering period. Purchases are limited and subject to certain U.S. Internal Revenue Code (IRC) restrictions.

Compensation of Directors and Officers

For the year ended 31 December 2011, we incurred total short-term and post-employment benefits expense of $7.8 million (2010: $8.5 million) in relation to all directors and officers as a group that served during the year (19 persons; 2010: 21 persons). In addition, we incurred share-based compensation expense of $8.1 million in 2011, in relation to the directors and officers that served during the year (2010: $8.9 million). We reimburse directors and officers for their actual business-related expenses. We also maintain certain health and medical benefit plans for our employees in which our executive directors and officers participate.

Elan Corporation, plc 2011 Annual Report	65

Directors and Remuneration

	2011 Salary/Fees $	2011 Bonus $	2011 Pension $	2011 Benefit in Kind $	2011 Total $	2010 Total $
Executive Directors:
G. Kelly Martin	1,000,000	1,875,000	7,350	2,760	2,885,110	1,965,096
Shane Cooke(1)	359,037	—	87,913	20,644	467,594	1,199,994
Total	1,359,037	1,875,000	95,263	23,404	3,352,704	3,165,090
Non-Executive Directors:
Robert A. Ingram(2)	240,793	—	—	—	240,793	4,334
Lars Ekman(3)	78,503	—	—	—	78,503	82,452
Jonas Frick(4)	25,714	—	—	—	25,714	67,500
Hans Peter Hasler(5)	19,626	—	—	—	19,626	—
Gary Kennedy	92,500	—	—	—	92,500	92,500
Patrick Kennedy	75,000	—	—	—	75,000	75,000
Giles Kerr	82,500	—	—	—	82,500	81,563
Kieran McGowan(3)	95,000	—	—	—	95,000	86,923
Kyran McLaughlin(2)(3)	84,292	—	—	—	84,292	300,000
Donal O’Connor	82,500	—	—	—	82,500	77,452
Richard Pilnik	60,604	—	—	—	60,604	71,971
Dennis J. Selkoe(6)	130,000	—	—	—	130,000	134,111
Andrew von Eschenbach(5)	19,626	—	—	—	19,626	—
Total	2,445,695	1,875,000	95,263	23,404	4,439,362	4,238,896

(1)	Retired as a director on 15 September 2011.

(2)	On 26 January 2011, Robert A. Ingram replaced Kyran McLaughlin as chairman of the board.

(3)	2011 fee was received in the form of RSUs which vest on the earlier of 90 days after retirement from the board or 10 years.

(4)	Retired as a director on 26 May 2011.

(5)	Appointed as a director on 15 September 2011.

(6)	Includes fees of $50,000 in 2011 and 2010 under a consultancy agreement.

In addition to the above, directors receive share-based awards, which are outlined in detail on pages 68 to 70 of this Annual Report. For the year ended 31 December 2011, we incurred total share-based compensation expense of $6.2 million (2010: $5.5 million) in relation to directors.

Payments to Former Directors

Agreements with Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C.

On 17 September 2010, we entered into agreements with Mr. Schuler and Mr. Bryson whereby we agreed to pay to Mr. Schuler and Mr. Bryson the aggregate amount of $300,000 in settlement of all costs, fees and expenses incurred by them in respect of any and all matters relating to the Irish High Court litigation and the SEC investigation of Mr. Schuler. Under the agreements, Mr. Schuler and Mr. Bryson agreed to resign from the board, and they subsequently resigned on 29 October 2010.

On 8 June 2009, we entered into an agreement with Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C. (an affiliate of Mr. Schuler and a shareholder of the Company) (collectively “the Crabtree Group”). Pursuant to this Agreement, we agreed to nominate Mr. Schuler and Mr. Bryson for election as directors of the Company at the 2009 AGM. Mr. Schuler and Mr. Bryson irrevocably agreed to resign as directors of the Company effective on the first date on which Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C. cease to beneficially own, in aggregate, at least 0.5% of the Company’s issued share capital. The Agreement also included a standstill provision providing that, until the later of 31 December 2009, amended to 1 January 2012, pursuant to the 2010 agreement, and the date that was three months after the date on which

66	Elan Corporation, plc 2011 Annual Report

Report of the LDCC

Mr. Schuler and Mr. Bryson ceased to be directors of the Company, none of Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. or any of their respective affiliates would, among other things, acquire any additional equity interest in the Company if, after giving effect to the acquisition, Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. and their affiliates would own more than 3% of the Company’s issued share capital. Finally, we agreed to reimburse the Crabtree Group for $500,000 of documented out-of-pocket legal expenses incurred by their outside counsel in connection with the Agreement and the matters referenced in the Agreement.

Dr. Bloom

On 17 July 2009, Elan Pharmaceuticals, Inc. (EPI) entered into a consultancy agreement with Dr. Bloom under which Dr. Bloom agreed to provide consultant services to Elan with respect to the treatment and/or prevention of neurodegenerative diseases and to act as an advisor to the science and technology committee. Effective 17 July 2011, this agreement was extended for a further year (“the Amended Agreement”) and we pay Dr. Bloom a fee of $12,500 per quarter under the Amended Agreement. This agreement can be terminated by either party upon 30 days written notice. Under the consultancy agreements, Dr. Bloom received $44,674 in 2011 (2010: $58,125, of which $18,152 related to services rendered during 2009).

Mr. Cooke

In connection with the EDT transaction and Mr. Cooke’s transfer of employment from the Company to Alkermes plc, the Company and Mr. Cooke agreed on 16 September 2011, that if his employment with Alkermes plc is terminated otherwise than for disciplinary reasons, and the date of expiry of notice of his termination of employment is not later than 15 August 2012, we will make up the shortfall, if any, between the severance amount payable to him by Alkermes plc, and the amount that he would have received under our current Elan severance plan had his employment continued and been terminated by us.

Directors’ and Secretary’s Interests

At 31 December 2011, the beneficial interests of those persons who were directors and the secretary of Elan Corporation, plc, including their spouses and children under 18 years of age, were as follows:

	Ordinary Shares; Par Value €0.05 Cents Each
Directors	2011(2)	2010(2)
Robert A. Ingram	—	—
Lars Ekman	90,387	90,387
Hans Peter Hasler(1)	—	—
Gary Kennedy	7,650	7,650
Patrick Kennedy	10,500	10,500
Giles Kerr	—	—
G. Kelly Martin	147,476	152,996
Kieran McGowan	6,200	1,200
Kyran McLaughlin	190,000	190,000
Donal O’Connor	18,900	18,900
Richard Pilnik	—	—
Dennis J. Selkoe	180,675	180,675
Andrew von Eschenbach(1)	—	—
Secretary
William F. Daniel	46,274	73,246

(1)	Appointed as a director on 15 September 2011

(2)	No director or executive officer beneficially owns 1% or more of our outstanding shares as of 31 December 2011, or as of 31 December 2010.

Elan Corporation, plc 2011 Annual Report	67

Directors’ and Secretary’s Options and Restricted Stock Units

	Date of Grant	At 31 December 2010(1)	Exercise Price $	Granted 2011(1)	Exercised or Vested/ Cancelled 2011(1)	Market Price at Exercise/ Vest Date	At 31 December 2011(1)	Earliest Vest Date	Option Expiry/ RSU Latest Vest Date
Robert A. Ingram	9 February 2011	—	RSU	29,412	—	—	29,412		9 February 2021	(2)
	9 February 2011	—	RSU	29,412	—	—	29,412		9 February 2021	(3)
		—		58,824	—	—	58,824
Lars Ekman	14 February 2008	10,000	RSU	—	—	—	10,000		14 February 2018	(2)
	11 February 2009	7,500	RSU	—	—	—	7,500		11 February 2019	(2)
	26 May 2010	23,855	RSU	—	—	—	23,855		26 May 2020	(2)
	9 February 2011	—	RSU	18,382	—	—	18,382		9 February 2021	(2)
	21 April 2011	—	RSU	2,745	—	—	2,745		21 April 2021	(3)
	28 July 2011	—	RSU	1,685	—	—	1,685		28 July 2021	(3)
	28 October 2011	—	RSU	1,544	—	—	1,544		28 October 2021	(3)
		41,355		24,356	—		65,711
Hans Peter Hasler(4)	—	—		—	—		—
Gary Kennedy	26 May 2005	15,000	$8.05	—	—	—	15,000	26 May 2007	25 May 2015
	1 February 2006	10,000	$15.90	—	—	—	10,000	1 February 2008	31 January 2016
	21 February 2007	10,000	$13.95	—	—	—	10,000	21 February 2009	20 February 2017
	14 February 2008	10,000	RSU	—	—	—	10,000		14 February 2018	(2)
	11 February 2009	7,500	RSU	—	—	—	7,500		11 February 2019	(2)
	26 May 2010	23,855	RSU	—	—	—	23,855		26 May 2020	(2)
	9 February 2011	—	RSU	18,382	—	—	18,382		9 February 2021	(2)
		76,355		18,382	—		94,737
Patrick Kennedy	22 May 2008	20,000	$25.09	—	—	—	20,000	22 May 2009	21 May 2018
	11 February 2009	7,500	RSU	—	—	—	7,500		11 February 2019	(2)
	26 May 2010	23,855	RSU	—	—	—	23,855		26 May 2020	(2)
	9 February 2011	—	RSU	18,382	—	—	18,382		9 February 2021	(2)
		51,355		18,382	—		69,737
Giles Kerr	13 September 2007	20,000	$19.51	—	—	—	20,000	13 September 2008	12 September 2017
	14 February 2008	10,000	RSU	—	—	—	10,000		14 February 2018	(2)
	11 February 2009	7,500	RSU	—	—	—	7,500		11 February 2019	(2)
	26 May 2010	23,855	RSU	—	—	—	23,855		26 May 2020	(2)
	9 February 2011	—	RSU	18,382	—	—	18,382		9 February 2021	(2)
		61,355		18,382	—		79,737
G. Kelly Martin	6 February 2003	944,000	$3.85	—	—	—	944,000	31 December 2003	5 February 2013
	13 November 2003	1,000,000	$5.28	—	—	—	1,000,000	31 December 2003	12 November 2013
	10 March 2004	60,000	$16.27	—	—	—	60,000	1 January 2005	9 March 2014
	10 March 2005	280,000	$7.47	—	—	—	280,000	1 January 2006	9 March 2015
	7 December 2005	750,000	$12.03	—	—	—	750,000	31 December 2006	6 December 2015
	21 February 2007	494,855	$13.95	—	—	—	494,855	21 February 2008	20 February 2017
	14 February 2008	329,590	$25.01	—	—	—	329,590	14 February 2009	13 February 2018
	18 September 2009	150,000	$7.18	—	—	—	150,000	18 March 2012	17 September 2019
	11 February 2010	673,797	$7.05	—	—		673,797	11 February 2011	10 February 2020
	11 February 2010	124,113	RSU	—	41,371	$6.86	82,742	11 February 2011	11 February 2013
	9 February 2011	—	$6.80	932,134	—	—	932,134	9 February 2012	8 February 2021
	9 February 2011	—	RSU	136,029	—	—	136,029	9 February 2012	9 February 2014
		4,806,355		1,068,163	41,371		5,833,147

68	Elan Corporation, plc 2011 Annual Report

Report of the LDCC

	Date of Grant	At 31 December 2010(1)	Exercise Price $	Granted 2011(1)	Exercised or Vested/ Cancelled 2011(1)	Market Price at Exercise/ Vest Date	At 31 December 2011(1)	Earliest Vest Date	Option Expiry/ RSU Latest Vest Date
Kieran McGowan	2 March 2001	5,000	$54.85	—	5,000	—	—	2 March 2002	1 March 2011
	10 March 2004	40,000	$16.27	—	—	—	40,000	10 March 2005	9 March 2014
	March 10, 2005	7,500	$7.47	—	—	—	7,500	1 January 2006	9 March 2015
	1 February 2006	10,000	$15.90	—	—	—	10,000	1 February 2008	31 January 2016
	21 February 2007	10,000	$13.95	—	—	—	10,000	21 February 2009	20 February 2017
	14 February 2008	10,000	RSU	—	—	—	10,000		14 February 2018	(2)
	11 February 2009	7,500	RSU	—	—	—	7,500		11 February 2019	(2)
	26 May 2010	23,855	RSU	—	—	—	23,855		26 May 2020	(2)
	9 February 2011	—	RSU	18,382	—	—	18,382		9 February 2021	(2)
	21 April 2011	—	RSU	2,980	—	—	2,980		21 April 2021	(3)
	28 July 2011	—	RSU	2,093	—	—	2,093		28 July 2021	(3)
	28 October 2011	—	RSU	1,956	—	—	1,956		28 October 2021	(3)
		113,855		25,411	5,000		134,266
Kyran McLaughlin	2 March 2001	5,000	$54.85	—	5,000	—	—	2 March 2002	1 March 2011
	10 March 2004	40,000	$16.27	—	—	—	40,000	10 March 2005	9 March 2014
	10 March 2005	7,500	$7.47	—	—	—	7,500	1 January 2006	9 March 2015
	1 February 2006	10,000	$15.90	—	—	—	10,000	1 February 2008	31 January 2016
	21 February 2007	10,000	$13.95	—	—	—	10,000	21 February 2009	20 February 2017
	14 February 2008	10,000	RSU	—	—	—	10,000		14 February 2018	(2)
	11 February 2009	11,250	RSU	—	—	—	11,250		11 February 2019	(2)
	26 May 2010	28,626	RSU	—	—	—	28,626		26 May 2020	(2)
	9 February 2011	—	RSU	18,382	—	—	18,382		9 February 2021	(2)
	21 April 2011	—	RSU	4,224	—	—	4,224		21 April 2021	(3)
	28 July 2011	—	RSU	1,487	—	—	1,487		28 July 2021	(3)
	28 October 2011	—	RSU	1,390	—	—	1,390		28 October 2021	(3)
		122,376		25,483	5,000		142,859
Donal O’Connor	22 May 2008	20,000	25.09	—	—	—	20,000	22 May 2009	21 May 2018
	11 February 2009	7,500	RSU	—	—	—	7,500		11 February 2019	(2)
	26 May 2010	23,855	RSU	—	—	—	23,855		26 May 2020	(2)
	9 February 2011	—	RSU	18,382	—	—	18,382		9 February 2021	(2)
		51,355		18,382	—		69,737
Richard Pilnik	26 May 2010	23,855	RSU	—	—	—	23,855		26 May 2020	(2)
	9 February 2011	—	RSU	18,382	—	—	18,382		9 February 2021	(2)
		23,855		18,382	—		42,237
Dennis J. Selkoe	10 March 2004	40,000	$16.27	—	40,000	—	—	10 March 2005	16 July 2011
	10 March 2005	7,500	$7.47	—	7,500	—	—	1 January 2006	16 July 2011
	1 February 2006	10,000	$15.90	—	10,000	—	—	1 February 2008	16 July 2011
	21 February 2007	10,000	$13.95	—	10,000	—	—	21 February 2009	16 July 2011
	26 May 2010	23,855	RSU	—	—	—	23,855		26 May 2020	(2)
	9 February 2011	—	RSU	18,382	—	—	18,382		9 February 2021	(2)
		91,355		18,382	67,500		42,237
Andrew Von Eschenbach(4)	—	—		—	—		—

Elan Corporation, plc 2011 Annual Report	69

	Date of Grant	At 31 December 2010(1)	Exercise Price $	Granted 2011(1)	Exercised or Vested/ Cancelled 2011(1)	Market Price at Exercise/ Vest Date	At 31 December 2011(1)	Earliest Vest Date	Option Expiry/ RSU Latest Vest Date
Secretary
William F. Daniel	2 March 2001	25,000	$54.85	—	25,000	—	—	1 January 2002	1 March 2011
	1 March 2002	30,000	$14.07	—	—	—	30,000	1 January 2003	29 February 2012
	1 May 2003	6,000	$3.84	—	—	—	6,000	1 January 2004	30 April 2013
	10 March 2004	30,000	$16.27	—	—	—	30,000	1 January 2005	9 March 2014
	10 March 2005	50,000	$7.47	—	—	—	50,000	1 January 2006	9 March 2015
	1 February 2006	47,925	$15.90	—	—	—	47,925	1 January 2007	31 January 2016
	21 February 2007	69,372	$13.95	—	—	—	69,372	21 February 2008	20 February 2017
	21 February 2007	2,689	RSU	—	2,689	$6.55	—	21 February 2008	21 February 2011
	14 February 2008	17,758	$25.01	—	—	—	17,758	14 February 2009	13 February 2018
	14 February 2008	4,998	RSU	—	2,499	$6.94	2,499	14 February 2009	14 February 2012
	11 February 2009	77,643	$7.75	—	—	—	77,643	11 August 2011	10 February 2019
	11 February 2009	18,479	RSU	—	18,479	$9.86	—	11 August 2011	11 August 2011
	11 February 2010	51,337	$7.05	—	—	—	51,337	11 February 2011	10 February 2020
	11 February 2010	28,369	RSU	—	9,457	$6.72	18,912	11 February 2011	11 February 2013
	9 February 2011	—	$6.80	103,458	—	—	103,458	9 February 2012	8 February 2021
	9 February 2011	—	RSU	45,294	—	—	45,294	9 February 2012	9 February 2014
		459,570		148,752	58,124		550,198

(1)	The amounts shown represent the number of Ordinary Shares callable by options or Ordinary Shares issuable upon the vesting of RSUs

(2)	Will vest, after 90 days if after having served for a minimum of three years the non-executive director retires or is removed from the board of directors for any reason other than cause, or on the tenth anniversary of the grant date.

(3)	RSUs granted in fulfillment of director’s fee, and will vest, after 90 days if the non-executive director concerned retires or is removed from the board of directors for any reason other than cause, or on the tenth anniversary of the grant date.

(4)	Appointed as a director on 15 September 2011

During the year ended 31 December 2011 the closing market price ranged from $5.83 to $13.85 per ADS. The closing market price at 16 March 2012, on the NYSE, of our ADSs was $14.54.

The following changes in directors’ and secretary’s interests occurred between 31 December 2011 and 16 March 2012:

	Grant Date	Exercise Price for Options	No. of Options	No. of RSUs
Directors
Robert A. lngram	9 February 2012	—	—	30,372
Lars Ekman	9 February 2012	—	—	16,610	(1)
Hans Peter Hasler	9 February 2012	—	—	15,186
Gary Kennedy	9 February 2012	—	—	15,186
Patrick Kennedy	9 February 2012	—	—	15,186
Giles Kerr	9 February 2012	—	—	15,186
G. Kelly Martin	9 February 2012	$13.17	225,000	37,500
Kieran McGowan	9 February 2012	—	—	16,989	(2)
Kyran McLaughlin	9 February 2012	—	—	16,467	(3)
Donal O’Connor	9 February 2012	—	—	15,186
Richard Pilnik	9 February 2012	—	—	15,186
Dennis J. Selkoe	9 February 2012	—	—	15,186
Andrew von Eschenbach	9 February 2012	—	—	15,186
Secretary
William F. Daniel	9 February 2012	$13.17	105,146	37,965

(1)	Includes 1,424 RSUs granted in fulfillment of director’s fee for September to December 2011.

(2)	Includes 1,803 RSUs granted in fulfillment of director’s fee for September to December 2011.

(3)	Includes 1,281 RSUs granted in fulfillment of director’s fee for September to December 2011.

70	Elan Corporation, plc 2011 Annual Report

Report of the LDCC

	Date	RSUs Vested	Options Exercised	ADRs Sold
Directors
G. Kelly Martin	9 February 2012	45,343	—	—
G. Kelly Martin	10 February 2012	—	—	15,405
G. Kelly Martin	13 February 2012	41,371	—	—
G. Kelly Martin	14 February 2012	—	—	14,819
Secretary
William F. Daniel	9 February 2012	15,098	—	11,324
William F. Daniel	13 February 2012	9,456	—	7,092
William F. Daniel	14 February 2012	2,499	—	1,874

Executive Directors’ Pension Arrangements

Pensions for executive directors are calculated on basic salary only (no incentive or benefit elements are included).

From July 2001 to December 2004, Mr. Cooke participated in a defined benefit pension plan, which is designed to provide eligible employees based in Ireland two-thirds of their basic salary at retirement at age 60 for full service. Mr. Cooke left the service of the Company in September 2011 and on that date had a total accumulated accrued annual benefit of €15,290 (2010: €15,290). Between December 2004 and September 2011 Mr. Cooke participated in a small self-administered pension fund to which we contributed.

Mr. Martin participates in a defined contribution plan (401(k) plan) for U.S. based employees.

Non-executive directors do not receive pensions.

For additional information on pension benefits for our employees, refer to Note 16 to the Consolidated Financial Statements

Directors’ Service Contracts

On 7 January 2003, we and EPI entered into an agreement with Mr. G. Kelly Martin such that Mr. Martin was appointed president and CEO effective 3 February 2003.

Effective 7 December 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continues to serve as our CEO with an initial base annual salary of $798,000. Mr. Martin is eligible to participate in our annual bonus plan, performance-based stock awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual installments (the 2005 Options). Mr. Martin’s employment agreement was amended on 19 December 2008 to comply with the requirements of Section 409A of the IRC.

On 2 June 2010, Elan and Mr. Martin agreed to amend his 2005 employment contract from an open-ended agreement to a fixed term agreement. Under this 2010 agreement, Mr. Martin committed to remain in his current roles as CEO and director of the Company through to 1 May 2012. It was agreed that upon the completion of this fixed term Mr. Martin will then serve the board as executive adviser through to 31 January 2013. Under this amendment, Mr. Martin’s base salary was increased from $800,000 to $1,000,000 per year effective 1 June 2010 and when Mr. Martin moves to the role of executive adviser, his base salary will be reduced to $750,000 per year, he will not be eligible for a bonus and he will resign from the board. On 1 March 2012, it was announced that Mr. Martin would remain with the Company until the data from the bapineuzumab Phase 3 pivotal trials has been shared publicly, evaluated and assessed.

The agreement, as amended, continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled. In general, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability) or Mr. Martin leaves for good reason, we will pay Mr. Martin a lump sum equal to two (three, in the event of a change in control) times his salary and target bonus and his options will be exercisable until the earlier of (i) 31 January 2015 or

Elan Corporation, plc 2011 Annual Report	71

(ii) tenth anniversary of the date of grant. In the event of a change in control, his options will be exercisable until the earlier of (i) three years from the date of termination, or 31 January 2015, whichever is later or (ii) the tenth anniversary of the date of grant of the stock option.

In the event of such an involuntary termination (other than as the result of a change in control), Mr. Martin will, for a period of two years (three years in the event of a change in control), or, if earlier, the date Mr. Martin obtains other employment, continue to participate in our health and medical plans and we shall pay Mr. Martin a lump sum of $50,000 to cover other costs and expenses. Mr. Martin will also be entitled to career transition assistance and the use of an office and the services of a full-time secretary for a reasonable period of time not to exceed two years (three years in the event of a change in control).

In addition, if it is determined that any payment or distribution to Mr. Martin would be subject to excise tax under Section 4999 of the IRC, or any interest or penalties are incurred by Mr. Martin with respect to such excise tax, then Mr. Martin shall be entitled to an additional payment in an amount such that after payment by Mr. Martin of all taxes on such additional payment, Mr. Martin retains an amount of such additional payment equal to such excise tax amount.

The agreement also obligates us to indemnify Mr. Martin if he is sued or threatened with suit as the result of serving as our officer or director. We will be obligated to pay Mr. Martin’s attorney’s fees if he has to bring an action to enforce any of his rights under the employment agreement.

Mr. Martin is eligible to participate in the retirement, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

No other director has an employment contract extending beyond 12 months or pre-determined compensation on termination which exceeds one year’s salary.

72	Elan Corporation, plc 2011 Annual Report

Report of the LDCC

Non-Executive Directors’ Terms of Appointment

Period	Three-year term which can be extended by mutual consent, contingent on satisfactory performance and re-election at the AGM.
Termination	By the director or the Company at each party’s discretion without compensation.
Fees(1)	Board Membership Fees
	Chairman’s Fee	$150,000	(2)
	Director’s Fee	$55,000
	Additional Board/Committee Fees
	Lead Independent Director’s Fee	$20,000
	Audit Committee Chairman’s Fee	$25,000	(3)
	Audit Committee Member’s Fee	$15,000
	Other Committee Chairman’s Fee	$20,000	(3)
	Other Committee Member’s Fee	$12,500
Equity	Non-executive directors are entitled to be considered for an annual equity award, based on the recommendation of the LDCC and supported by the advice of the LDCC’s compensation consultants. Such equity awards are normally granted in February of each year and are currently made in the form of RSUs. The awards made in February 2012 had the following grant date fair values:
	Chairman	$400,000	(2)
	Other non-executive directors	$200,000
Expenses	Reimbursement of travel and other expenses reasonably incurred in the performance of their duties.
Time commitment	Five scheduled in-person board meetings, the AGM and relevant committee meetings depending upon board/committee requirements and general corporate activity.
	Non-executive board members are also expected to be available for a number of unscheduled board and committee meetings, where applicable, as well as to devote appropriate preparation time ahead of each meeting.
Confidentiality	Information acquired by each director in carrying out their duties is deemed confidential and cannot be publicly released without prior clearance from the chairman of the board.

(1)	Non-executive directors can elect to receive their fee payments in the form of RSUs, which will vest on the earlier of 90 days after their retirement from the board or after 10 years. In 2011 Dr. Ekman, Mr. McGowan and Mr. McLaughlin elected to receive their fee payments in the form of RSUs.

(2)	The chairman’s compensation for 2012 consists of a fee of $150,000 (2011: $250,000) and RSUs with a grant date fair value of $400,000 (2011:$200,000), amounting to a total value of $550,000 in 2012 (2011: $450,000). The chairman does not receive additional compensation for sitting on board committees

(3)	Inclusive of committee membership fee.

External Appointments and Retention Fees

Executive directors may, subject to approval, accept external appointments as non-executive directors of other companies and retain any related fees paid to them.

Activities Undertaken During the Year

During the year, the LDCC reviewed the non-executive directors remuneration policy, the CEO and executive management compensation plans and the appropriateness of the 2011 Elan performance goals and objectives for all staff. In addition, the LDCC continued to monitor general compensation trends and CEO compensation in particular.

Elan Corporation, plc 2011 Annual Report	73

The LDCC also reviewed and commented on the arrangements for succession planning, severance packages and general talent management at Elan during the period. The committee was further involved in responding to the developments in the talent pool following the sale of the EDT business. The committee also engaged in a review of its charter with slight amendments recommended for implementation in early 2012.

On behalf of the LDCC

Patrick Kennedy

Chairman of the LDCC and Non-Executive Director

23 March 2012

74	Elan Corporation, plc 2011 Annual Report

Report of the Nominating and Governance Committee

Report of the Nominating and Governance Committee

The NGC held four scheduled meetings in 2011. Details of meeting attendance by NGC members are included in the table on page 59. In addition there was one meeting held to deal with specific matters.

Committee Membership

Name	Status During 2011
Kieran McGowan (Chairman)	Member for the whole period
Robert Ingram	Member from 26 January 2011
Kyran McLaughlin	Member for the whole period
Giles Kerr	Member for the whole period
Dennis Selkoe	Member for the whole period

Role and Focus

The NGC reviews, on an ongoing basis, the membership of the board of directors and of the board committees and the performance of the directors. It recommends new appointments to fill any vacancy that is anticipated or arises on the board of directors. The NGC reviews and recommends changes in the functions of the various committees of the board. The guidelines and the charter of the committee set out the manner in which the performance evaluation of the board, its committees and the directors is to be performed and by whom.

Activities Undertaken During the Year

In December 2010, following a comprehensive selection process overseen by the NGC, Mr. Robert Ingram was appointed as a non-executive director and subsequently as chairman on 26 January 2011.

Under his employment agreement, Mr. Martin has agreed to serve as CEO and a director until 1 May 2012. During 2011, the NGC engaged CT Partners to assist the committee and the board of directors in recruiting a new CEO to succeed Mr. Martin in 2012. On 1 March 2012, it was announced that Mr. Martin would remain as CEO until data from the bapineuzumab Phase 3 pivotal trials has been shared publicly, evaluated and assessed.

Over the past number of years the board has engaged in an intensive process of board refreshment and renewal with over half of current directors being appointed during the previous six years. This process has continued, overseen by the NGC, in 2011 with the search for and appointment of two new directors, Mr. Hasler and Dr. von Eschenbach, as well as the consideration of a number of other candidates. In considering director appointments, the NGC evaluates the balance of skills, experience, independence and knowledge of the Company on the board and compares this to the needs of the Company. This analysis allows the NGC to determine the role and capabilities required for a particular appointment. In assembling candidate lists, the NGC uses external search firms as well as considering candidates recommended by board members and/or shareholders.

During the year, the NGC reviewed the membership of the board’s committees and recommended a number of changes. The NGC also undertook a review of board and CEO performance, making recommendations and reporting its findings to the board and senior management.

On behalf of the NGC,

Kieran McGowan

Chairman of the NGC and Non-Executive Director

23 March 2012

Elan Corporation, plc 2011 Annual Report	75

Report of the Science and Technology Committee

The Science and Technology Committee held two scheduled meetings in 2011. Details of meeting attendance by Science and Technology Committee members are included in the table on page 59.

Committee Membership

Name	Status During 2011
Lars Ekman (Chairman)	Member for the whole period
Dennis Selkoe	Member for the whole period
Andrew von Eschenbach	Member from 15 September 2011

Role and Focus

The Science and Technology Committee advises the board in its oversight of matters pertaining to our research and technology strategy and provides a perspective on those activities to the board. It does so by reviewing the discovery approaches within our internal research effort and external innovation network and by reviewing internal and external technology capabilities against long-term trends and advancements.

Activities Undertaken During the Year

During the year the Science and Technology Committee met with the research & development leadership team and senior management and reviewed the direction and progress of the Company’s clinical programs.

On behalf of the Science and Technology Committee,

Lars Ekman

Chairman of the Science and Technology Committee and Non-Executive Director

23 March 2012

76	Elan Corporation, plc 2011 Annual Report

Statement of Directors’ Responsibilities

Statement of Directors’ Responsibilities in Respect of the Annual Report and the Financial Statements

The directors are responsible for preparing the Annual Report and the Group and Parent Company Financial Statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and Parent Company Financial Statements for each financial year. Under that law, the directors are required to prepare the Group Financial Statements in accordance with IFRS as adopted by the European Union and have elected to prepare the Parent Company Financial Statements in accordance with IFRS as adopted by the European Union and as applied in accordance with the Companies Acts, 1963 to 2009.

The Group and Parent Company Financial Statements are required by law and IFRS as adopted by the European Union to present fairly the financial position and performance of the Group and the Parent Company. The Companies Acts, 1963 to 2009 provide, in relation to such financial statements, that references in the relevant part of these Acts to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the Group and Parent Company Financial Statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state that the financial statements comply with IFRS as adopted by the European Union as applied in accordance with the Companies Acts, 1963 to 2009; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Parent Company will continue in business.

Under applicable law and the requirements of the Listing Rules issued by the ISE, the directors are also responsible for preparing a Directors’ Report and reports relating to directors’ remuneration and corporate governance that comply with that law and those rules. In particular, in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 (the Transparency Regulations), the directors are required to include in their report a fair review of the business and a description of the principal risks and uncertainties facing the Group and the Parent Company and a responsibility statement relating to these and other matters, included below.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Group and Parent Company and enable them to ensure that its financial statements comply with the Companies Acts, 1963 to 2009, and, as regards to the Group Financial Statements, Article 4 of IAS Regulation. They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Responsibility Statement, in accordance with the Transparency Regulations

Each of the directors, whose names and functions are listed on pages 45 to 48 of this Annual Report, confirm that, to the best of each person’s knowledge and belief:

•

the Group and Parent Company Financial Statements, prepared in accordance with IFRS as adopted by the European Union and as applied in accordance with the Companies Acts, 1963 to 2009, give a true and fair view of the assets, liabilities and financial position of the group and parent company at 31 December 2011 and the profit of the Group and loss of the Parent Company for the year then ended; and

•

the Directors’ Report contained in the Annual Report includes a fair review of the development and performance of the business and the position of the Group and Parent Company, together with a description of the principal risks and uncertainties that they face.

On behalf of the board,

Robert A. Ingram,	G. Kelly Martin,
Chairman	Chief Executive Officer
23 March 2012

Elan Corporation, plc 2011 Annual Report	77

Independent Auditor’s Report

To the Members of Elan Corporation, plc

We have audited the Group and Parent Company Financial Statements (the financial statements) of Elan Corporation, plc for the year ended 31 December 2011, which comprise the Consolidated and Parent Company Income Statements, the Consolidated and Parent Company Statements of Comprehensive Income, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Cash Flow Statements, the Consolidated and Parent Company Statements of Changes in Shareholders’ Equity and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company’s members, as a body, in accordance with Section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditor

The directors’ responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the Statement of Directors’ Responsibilities on page 77.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (United Kingdom and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with IFRS as adopted by the European Union and have been properly prepared in accordance with the Companies Acts, 1963 to 2009 and, in the case of the Group Financial Statements, Article 4 of the IAS Regulation.

We also report to you whether, in our opinion: proper books of account have been kept by the company; whether at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the company; and whether the information given in the Directors’ Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit, and whether the Parent Company Financial Statements are in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors’ remuneration and directors’ transactions is not disclosed and, where practicable, include such information in our report.

We are required by law to report to you our opinion as to whether the description of the main features of the internal control and risk management systems in relation to the process for preparing the consolidated Group Financial Statements, set out in the annual Corporate Governance Statement is consistent with the Consolidated Financial Statements. In addition, we review whether the Corporate Governance Statement reflects the company’s compliance with the nine provisions of the UK Corporate Governance Code, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Letter from the Chairman, the Letter from the CEO, the Operating Review, the Financial Review, the Directors’ Report, the Corporate Governance Statement, the Report of the Audit Committee, the Report of the Leadership, Development and Compensation Committee, the Report of the Nominating and Governance Committee, the Report of the Science and Technology Committee and the Report of the Commercial Committee. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

78	Elan Corporation, plc 2011 Annual Report

Independent Auditor’s Report

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (United Kingdom and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s and company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

•

the Group and Parent Company Financial Statements give a true and fair view, in accordance with IFRS as adopted by the European Union, and as applied in accordance with the provisions of the Companies Acts, 1963 to 2009, of the state of affairs of the Group and Parent company as at 31 December 2011 and of the profit (in the case of the Group) and the loss (in the case of the Company) for the year then ended;

•	the Group Financial Statements have been properly prepared in accordance with the Companies Acts, 1963 to 2009 and Article 4 of the IAS Regulation; and

•	the Parent Company Financial Statements have been properly prepared in accordance with the Companies Acts, 1963 to 2009.

Other matters

We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The Parent Company Financial Statements are in agreement with the books of account.

In our opinion the information given in the Directors’ Report and the description in the annual Corporate Governance Statement of the main features of the internal control and risk management systems in relation to the process for preparing the consolidated Group Financial Statements is consistent with the consolidated Group Financial Statements.

The net assets of the parent company, as stated in the parent company balance sheet on page 86, are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2011 a financial situation which under Section 40 (1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the company.

Ruaidhri Gibbons

For and behalf of

KPMG

Chartered Accountants, Statutory Audit Firm

Dublin, Ireland

23 March 2012

Elan Corporation, plc 2011 Annual Report	79

Financial Statements

Consolidated Income Statement

For the Year Ended 31 December 2011

	Notes	2011 $m	2010 $m
Continuing operations
Product revenue		660.7	567.6
Contract revenue		—	1.0
Total revenue	4,5	660.7	568.6
Cost of sales	8	246.0	212.0
Gross profit		414.7	356.6
Selling, general and administrative expenses	8	134.2	168.2
Research and development expenses	8	215.8	228.9
Net gain on divestment of business	7	—	(0.3)
Settlement provision charge	6	—	206.3
Operating profit/(loss)		64.7	(246.5)
Interest expense	9	108.5	122.1
Interest income	9	(0.9)	(2.7)
Investment gains	9	(2.6)	(12.8)
Net loss on investments in associates	10	75.9	26.0
Net charge on debt retirement	9	47.0	3.0
Net interest and investment gains and losses		227.9	135.6
Loss before tax	11	(163.2)	(382.1)
Income tax expense/(benefit)	12	67.1	(7.2)
Net loss from continuing operations		(230.3)	(374.9)
Discontinued operations
Net income from discontinued operations (net of tax)	13	760.1	52.3
Net income/(loss) for the year		529.8	(322.6)
Basic earnings/(loss) per Ordinary Share
From continuing operations	14	$(0.39)	$(0.64)
From discontinued operations	14	$1.29	$0.09
Basic weighted-average shares outstanding (in millions)—continuing and discontinued operations	14	587.6	584.9
Diluted earnings/(loss) per Ordinary Share
From continuing operations	14	$(0.39)	$(0.64)
From discontinued operations	14	$1.28	$0.09
Diluted weighted-average shares outstanding (in millions)—continuing operations	14	587.6	584.9
Diluted weighted-average shares outstanding (in millions)—discontinued operations	14	593.5	587.7

The net income/(losses) for 2011 and 2010 are wholly attributable to the owners of the Parent Company. The accompanying notes are an integral part of these financial statements.

Robert A. Ingram, chairman	G. Kelly Martin, chief executive officer

80	Elan Corporation, plc 2011 Annual Report

Financial Statements

Consolidated Statement of Comprehensive Income

For the Year Ended 31 December 2011

	Note	2011 $m	2010 $m
Net income/(loss) for the year		529.8	(322.6)
Other comprehensive income/(loss):
Foreign currency translation—reclassification on disposal of EDT		11.1	(0.1)
Available-for-sale investments	19	(2.4)	(4.2)
Other comprehensive income/(loss) for the year		8.7	(4.3)
Total comprehensive income/(loss) for the year		538.5	(326.9)

The total comprehensive income and losses for continuing and discontinued operations for 2011 and 2010 are wholly attributable to the owners of the Parent Company.

Total comprehensive income/(losses) for 2011 and 2010 arise from:

	2011 $m	2010 $m
Continuing operations	(232.7)	(379.1)
Discontinued operations	771.2	52.2
Total comprehensive income/(loss) for the year	538.5	(326.9)

The accompanying notes are an integral part of these financial statements.

Robert A. Ingram, chairman	G. Kelly Martin, chief executive officer

Elan Corporation, plc 2011 Annual Report	81

Consolidated Balance Sheet

At 31 December 2011

	Notes	2011 $m	2010 $m
Non-Current Assets
Goodwill and other intangible assets	17	141.0	225.7
Property, plant and equipment	18	83.2	287.5
Investments in associates	10	681.7	209.0
Available-for-sale investments	19	8.4	8.9
Deferred tax asset	12	279.8	336.7
Restricted cash and cash equivalents	23	13.7	14.9
Other non-current assets	20	40.4	34.6
Total Non-Current Assets		1,248.2	1,117.3
Current Assets
Inventory	21	23.8	39.0
Accounts receivable	22	167.7	191.6
Other current assets	20	25.7	15.4
Income tax prepayment	12	3.2	3.1
Available-for-sale investments	19	0.3	2.0
Restricted cash and cash equivalents	23	2.6	208.2
Cash and cash equivalents		271.7	422.5
Total Current Assets		495.0	881.8
Total Assets		1,743.2	1,999.1
Non-Current Liabilities
Long-term debt	24	603.9	1,249.1
Other liabilities	25	42.3	40.1
Income tax payable	12	5.5	14.2
Total Non-Current Liabilities		651.7	1,303.4
Current Liabilities
Accounts payable		46.4	39.2
Accrued and other liabilities	25	229.2	235.5
Provisions	26	0.7	207.0
Total Current Liabilities		276.3	481.7
Total Liabilities		928.0	1,785.1
Shareholders’ Equity
Share capital	27	36.2	35.9
Share premium		7,093.3	7,087.3
Share-based compensation reserve		250.7	235.0
Foreign currency translation reserve		(0.1)	(11.2)
Available-for-sale investment reserve		(1.5)	0.9
Retained loss	29	(6,563.4)	(7,133.9)
Total Shareholders’ Equity		815.2	214.0
Total Shareholders’ Equity and Liabilities		1,743.2	1,999.1

The accompanying notes are an integral part of these financial statements.

Robert A. Ingram, chairman	G. Kelly Martin, chief executive officer

82	Elan Corporation, plc 2011 Annual Report

Financial Statements

Consolidated Statement of Cash Flows

For the Year Ended 31 December 2011

	2011 $m	2010 $m
Net income/(loss)	529.8	(322.6)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation and amortisation	38.3	64.8
Net gain on divestment of business	(645.6)	—
EDT divestment transaction costs	(34.1)	—
Gain on sale of investments	(2.6)	(12.8)
Impairment of property, plant and equipment	10.0	11.0
Impairment of intangible assets	0.3	5.9
Settlement provision charge	—	206.3
Share-based compensation expense	35.3	31.7
Net loss on investments in associates	75.9	26.0
Debt interest expense	106.5	121.9
Interest income	(0.9)	(1.2)
Income tax expense	71.1	1.4
Net charge on debt retirement	47.0	3.0
Other	(2.2)	(0.6)
	228.8	134.8
Decrease in accounts receivable	23.9	0.8
Decrease/(increase) in prepayments and other assets	(12.2)	13.0
Decrease in inventory	15.2	14.2
Increase in accounts payable and accrued and other liabilities	19.0	21.6
Decrease in other liabilities relating to Zonegran settlement	(206.3)	—
Decrease in working capital from divestment of EDT business	(70.9)	—
Cash provided by/(used in) operations	(2.5)	184.4
Interest received	0.9	1.4
Interest paid	(108.1)	(117.2)
Income taxes paid	(1.5)	(0.4)
Net cash provided by/(used in) operating activities	(111.2)	68.2
Investing activities
Decrease/(increase) in restricted cash	206.8	(191.4)
Proceeds from disposal of property, plant and equipment	1.3	0.1
Purchase of property, plant and equipment	(27.3)	(40.9)
Purchase of intangible and other assets	(11.5)	(3.6)
Purchase of investment in associate	(20.0)	—
Purchase of non-current available-for-sale investments	(0.6)	(0.9)
Proceeds from disposal of current available-for-sale investments	0.3	8.5
Proceeds from disposal of non-current available-for-sale investments	2.5	7.9
Proceeds from business disposal	500.0	—
Proceeds from product disposal	—	4.3
Net cash provided by/(used in) investing activities	651.5	(216.0)
Financing activities
Proceeds from share based compensation share issuances	6.3	1.8
Repayment of loans	(697.3)	(455.0)
Net proceeds from debt issuances	—	187.1
Net cash used in financing activities	(691.0)	(266.1)
Effect of foreign exchange rate changes	(0.1)	(0.1)
Net decrease in cash and cash equivalents	(150.8)	(414.0)
Cash and cash equivalents at the beginning of the year	422.5	836.5
Cash and cash equivalents at the end of the year	271.7	422.5

The accompanying notes are an integral part of these financial statements.

Elan Corporation, plc 2011 Annual Report	83

Consolidated Statement of Changes in Shareholders’ Equity

For the Year Ended 31 December 2011

	Number of Shares m	Share Capital $m	Share Premium $m	Share-Based Compensation Reserve $m	Foreign Currency Translation Reserve $m	Available-for- sale Investment Reserve $m	Retained Loss $m	Total Amount $m
Balances at 1 January 2010	583.9	35.8	7,085.6	237.2	(11.1)	5.1	(6,838.2)	514.4
Comprehensive income/(loss):
Net loss	—	—	—	—	—	—	(322.6)	(322.6)
Other comprehensive income/(loss):
Foreign currency translation	—	—	—	—	(0.1)	—	—	(0.1)
Available-for-sale investments	—	—	—	—	—	(4.2)	—	(4.2)
Total other comprehensive loss								(4.3)
Total comprehensive loss								(326.9)
Transactions with owners of the Company, recognised directly in equity:
Issue of share capital, net of issue costs	1.3	0.1	1.7	—	—	—	—	1.8
Share-based compensation cost	—	—	—	31.4	—	—	—	31.4
Share-based compensation—deferred tax	—	—	—	(6.7)	—	—	—	(6.7)
Transfer of exercised and expired share-based awards	—	—	—	(26.9)	—	—	26.9	—
Balances at 31 December 2010	585.2	35.9	7,087.3	235.0	(11.2)	0.9	(7,133.9)	214.0
Comprehensive income/(loss):
Net income	—	—	—	—	—	—	529.8	529.8
Other comprehensive income/(loss):
Foreign currency translation—reclassification on disposal of EDT	—	—	—	—	11.1	—	—	11.1
Available-for-sale investments	—	—	—	—	—	(2.4)	—	(2.4)
Total other comprehensive income								8.7
Total comprehensive income								538.5
Transactions with owners of the Company, recognised directly in equity:
Issue of share capital, net of issue costs	4.1	0.3	6.0	—	—	—	—	6.3
Share-based compensation cost	—	—	—	35.0	—	—	—	35.0
Share-based compensation—deferred tax	—	—	—	21.4	—	—	—	21.4
Transfer of exercised and expired share-based awards	—	—	—	(40.7)	—	—	40.7	—
Balances at 31 December 2011	589.3	36.2	7,093.3	250.7	(0.1)	(1.5)	(6,563.4)	815.2

The accompanying notes are an integral part of these financial statements.

84	Elan Corporation, plc 2011 Annual Report

Financial Statements

Parent Company Income Statement and Statement of Comprehensive Income

For the Year Ended 31 December 2011

	Notes		2011 $m	2010 $m
Continuing operations
Product revenue			—	—
Contract revenue			—	—
Total revenue			—	—
Cost of sales			—	—
Gross profit			—	—
Selling, general and administrative expenses			43.8	63.7
Research and development expenses			—	—
Operating loss			(43.8)	(63.7)
Interest expense			—	—
Net interest and investment gains and losses			—	—
Loss before tax	38	(a)	(43.8)	(63.7)
Income tax expense/(benefit)	38	(b)	—	—
Net loss/comprehensive loss from continuing operations			(43.8)	(63.7)
Discontinued operations
Net income/comprehensive income from discontinued operations	38	(c)	6.3	—
Net loss/comprehensive loss for the year			(37.5)	(63.7)

The Parent Company had no other comprehensive (loss)/income during 2011 or 2010.

The accompanying notes are an integral part of these financial statements.

Robert A. Ingram, chairman	G. Kelly Martin, chief executive officer

Elan Corporation, plc 2011 Annual Report	85

Parent Company Balance Sheet

At 31 December 2011

	Notes	2011 $m	2010 $m
Non-Current Assets
Investments	38(d)	1,570.6	1,634.7
Other non-current assets	38(e)	27.0	10.5
Total Non-Current Assets		1,597.6	1,645.2
Current Assets
Other current assets	38(f)	2,629.2	2,651.9
Cash and cash equivalents		0.8	0.3
Total Current Assets		2,630.0	2,652.2
Total Assets		4,227.6	4,297.4
Non-Current Liabilities
Other liabilities		—	—
Total Non-Current Liabilities		—	—
Current Liabilities
Accrued and other liabilities	38(g)	1,264.8	1,338.4
Total Current Liabilities		1,264.8	1,338.4
Total Liabilities		1,264.8	1,338.4
Shareholders’ Equity
Share capital		36.2	35.9
Share premium		7,093.3	7,087.3
Share-based compensation reserve		136.7	142.4
Retained loss	38(h)	(4,303.4)	(4,306.6)
Total Shareholders’ Equity		2,962.8	2,959.0
Total Shareholders’ Equity and Liabilities		4,227.6	4,297.4

The accompanying notes are an integral part of these financial statements.

Robert A. Ingram, chairman	G. Kelly Martin, chief executive officer

86	Elan Corporation, plc 2011 Annual Report

Financial Statements

Parent Company Statement of Cash Flows

For the Year Ended 31 December 2011

	2011 $m	2010 $m
Net loss	(37.5)	(63.7)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	1.6	1.2
Pension plan curtailment gain	(6.3)	—
	(42.2)	(62.5)
Decrease/(increase) in accounts receivable and other assets	(10.2)	0.5
Decrease in amounts due to/from group undertakings	46.7	57.2
Decrease in accounts payable and other accrued liabilities	(0.1)	(0.2)
Net cash used in operating activities	(5.8)	(5.0)
Financing activities:
Proceeds from share based compensation share issuances	6.3	1.8
Net cash provided by financing activities	6.3	1.8
Net increase/(decrease) in cash and cash equivalents	0.5	(3.2)
Cash and cash equivalents at the beginning of the year	0.3	3.5
Cash and cash equivalents at the end of the year	0.8	0.3

The accompanying notes are an integral part of these financial statements.

Elan Corporation, plc 2011 Annual Report	87

Parent Company Statement of Changes in Shareholders’ Equity

For the Year Ended 31 December 2011

	Number of Shares m	Share Capital $m	Share Premium $m	Share -Based Compensation Reserve $m	Retained Loss $m	Total Amount $m
Balances at 1 January 2010	583.9	35.8	7,085.6	137.9	(4,269.8)	2,989.5
Comprehensive income/(loss):
Net loss	—	—	—	—	(63.7)	(63.7)
Transactions with owners of the Company, recognised directly in equity:
Issue of share capital, net of issue costs	1.3	0.1	1.7	—	—	1.8
Share-based compensation cost	—	—	—	31.4	—	31.4
Transfer of exercised and expired share-based awards	—	—	—	(26.9)	26.9	—
Balances at 31 December 2010	585.2	35.9	7,087.3	142.4	(4,306.6)	2,959.0
Comprehensive income/(loss):
Net loss	—	—	—	—	(37.5)	(37.5)
Transactions with owners of the Company, recognised directly in equity:
Issue of share capital, net of issue costs	4.1	0.3	6.0	—	—	6.3
Share-based compensation cost	—	—	—	35.0	—	35.0
Transfer of exercised and expired share-based awards	—	—	—	(40.7)	40.7	—
Balances at 31 December 2011	589.3	36.2	7,093.3	136.7	(4,303.4)	2,962.8

The accompanying notes are an integral part of these financial statements.

88	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

1.	Basis of Preparation

Elan Corporation, plc, an Irish public limited company (also referred to hereafter as “we”, “our”, “us”, “Elan” and “the Company”), is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is +353-1-709-4000. Our principal research and development (R&D) facilities are located in the United States.

These Consolidated and Parent Company Financial Statements have been prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (IFRS), which are effective for accounting periods ending on or before 31 December 2011, and with those parts of the Companies Acts, 1963 to 2009 applicable to companies reporting under IFRS. In addition to these Consolidated Financial Statements, we also prepare separate Consolidated Financial Statements on Form 20-F pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). IFRS differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP, please refer to “U.S. GAAP Information”, on pages 162 to 171 of this Annual Report.

These Consolidated and Parent Company Financial Statements are presented in U.S. dollars, being the functional currency of the Parent Company and most of the Group companies. They are prepared on the historical cost basis, except for certain financial assets and derivative financial instruments, which are stated at fair value.

The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The judgements, estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results could differ materially from these estimates. The areas involving a high degree of judgement and the areas where estimates and assumptions are critical to the Consolidated Financial Statements are discussed in Note 3.

Our directors believe that we have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to prepare our Consolidated and Parent Company Financial Statements on a going concern basis.

The Consolidated and Parent Company Financial Statements were authorised for issue by the directors on 23 March 2012.

2.	Significant Accounting Policies

The following accounting policies have been applied in the preparation of our Consolidated and Parent Company Financial Statements.

a	Statement of compliance

The Consolidated and Parent Company Financial Statements have been prepared in accordance with IFRS as adopted by the EU, which are effective for accounting periods ending on or before 31 December 2011, further to the International Accounting Standards (IAS) Regulation (EC 1606/2002) and with those parts of the Companies Acts, 1963 to 2009 applicable to companies reporting under IFRS.

The following new interpretations and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2011.

•	Revised IAS 24, “Related Party Disclosures”;

•	IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”;

•	IFRIC 14 (Amendment), “Prepayments of a Minimum Funding Requirement”;

•	Amendment to IAS 32, “Financial instruments: Presentation”, on classification of rights issues.

Elan Corporation, plc 2011 Annual Report	89

We have considered all of these revised standards and the new or revised interpretations but they are either not applicable, or currently do not have a material impact on the Consolidated and Parent Company Financial Statements.

We have also considered all new IFRS standards and amendments to existing standards that have been issued by the International Accounting Standards Board (IASB) and endorsed by the European Union, but are not yet effective and have not been early adopted in the Consolidated and Parent Company Financial Statements.

The Amendment to IFRS 7 “Financial Instruments Disclosures—Transfers of Financial Assets”, is effective for years beginning on or after 1 July 2011 and is not expected to have a material impact on the Consolidated and Parent Company Financial Statements.

b	Basis of consolidation

The Consolidated Financial Statements include the accounts of Elan and all of our subsidiary undertakings, which are entities under our control. Control exists when we have the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. All intercompany account balances, transactions, and any unrealised gains and losses or income and expenses arising from intercompany transactions have been eliminated in preparing the Consolidated Financial Statements. Our subsidiary undertakings have the same financial year-end as Elan Corporation, plc. We use the equity method to account for investments in associate undertakings.

Our collaboration with Biogen Idec, Inc. (Biogen Idec) for Tysabri® (natalizumab) is a jointly controlled operation in accordance with IAS 31, “Interests in Joint Ventures” (IAS 31). A jointly controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

c	Revenue

We recognise revenue from the sale of our products, royalties earned and contract arrangements. Our revenues are classified into two categories: product revenue and contract revenue.

Product Revenue—Product revenue includes: (i) the sale of our products; (ii) royalties; (iii) manufacturing fees; and (iv) revenue from a jointly controlled operation (Tysabri).

We recognise revenue from product sales when there is persuasive evidence that an arrangement exists, title passes, the price is fixed or determinable, and collectability is reasonably assured. Revenue is recorded net of applicable sales tax and sales discounts and allowances, which are described below.

i.	The sale of products consists of the sale of pharmaceutical drugs, primarily to wholesalers and physicians.

ii.	We earn royalties on licensees’ sales of our products or third-party products that incorporate our technologies. Royalties are recognised as earned in accordance with the contract terms when royalties can be reliably measured and collectability is reasonably assured.

iii.	We received manufacturing fees for products that were manufactured by Elan Drug Technologies (EDT) on behalf of other third-party customers.

iv.	The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we record our share of the collaboration operating loss within operating expenses. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, in addition to recording our directly incurred expenses within operating expenses, we recognise as revenue our share of the collaboration profit from the sale of Tysabri plus our directly incurred collaboration expenses related to these sales, which are primarily comprised of royalties, that we incur and are payable by us to third parties and are reimbursed by the collaboration.

We record sales on a gross basis (except for Tysabri, for which we recognise as revenue our share of the collaboration profit plus our directly incurred expenses; for additional information on the accounting for Tysabri revenue, refer to Note 4)

90	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

and make various deductions to arrive at net revenue as reported in the Consolidated Income Statement. Details of the estimates and judgements involved in estimating these deductions are set out in Note 3(c), Critical Accounting Estimates and Judgements.

Contract Revenue—Contract revenue generally arose from EDT contracts to perform R&D services on behalf of clients, or technology licensing to third parties. Contract revenue is recognised when earned and non-refundable, and when we have no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract. Contract research revenue consists of payments or milestones arising from R&D activities we perform on behalf of third parties.

We do not conduct our sales using the consignment model. All of our product sales transactions are based on normal and customary terms whereby title to the product and substantially all of the risks and rewards transfer to the customer upon either shipment or delivery. Furthermore, we do not have an incentive programme that would compensate a wholesaler for the costs of holding inventory above normal inventory levels thereby encouraging wholesalers to hold excess inventory.

d	Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale, and (i) represents a separate major line of business or geographical area of operations; (ii) is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale.

Any gain or loss from disposal of a business, together with the results of these operations until the date of disposal, is reported separately in the discontinued operations line of the Consolidated Income Statement and comparative information is restated accordingly. Balance sheet and cash flow information related to discontinued operations is disclosed separately in the notes.

e	Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation and impairment losses. Depreciation is computed using the straight-line method based on the following estimated useful lives:

Buildings	15-40 years
Plant and equipment	3-10 years
Leasehold improvements	Shorter of expected useful life or lease term

Land is not depreciated as it is deemed to have an indefinite useful life.

f	Goodwill and other intangible assets

Patents, licences and acquired in-process research and development (IPR&D) are stated at cost less accumulated amortisation and impairments. Patents and licences are amortised on a straight-line basis over their expected useful lives, which range between 2 to 20 years. Acquired IPR&D is capitalised and amortised on a straight-line basis over its estimated useful economic life. The useful economic life commences upon generation of economic benefits relating to the acquired IPR&D. The method of amortisation chosen best reflects the manner in which individual intangible assets are consumed. Any development costs incurred and associated with acquired licences, patents, know-how or marketing rights are expensed as incurred, unless the criteria for recognition of an internally generated intangible asset are met.

Goodwill arising on acquisitions is stated at cost less any accumulated impairments. Goodwill is allocated to assets that are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units), and is not subject to amortisation but is tested at least annually for impairment. Following the divestment of the EDT business on 16 September 2011, Elan is comprised of a single reporting unit. As part of this divestment, we disposed of the entire carrying value of our goodwill of $45.2 million, which was allocated to the EDT business.

The costs of acquiring and developing computer software for internal use are capitalised as intangible assets where the software supports a significant business system and the expenditure leads to the creation of a durable asset. Computer software is amortised over four years.

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Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding is expensed as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is expensed when incurred, unless the criteria for recognition of an internally generated intangible asset are met. Regulatory and other uncertainties generally mean that such criteria are not met. To date, we have not had any development expenditures that have met the criteria for recognition of an internally generated intangible asset.

g	Investments in associates

Janssen AI

As part of the transaction whereby Janssen Alzheimer Immunotherapy (Janssen AI), a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to our Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (which has been acquired by Pfizer Inc. (Pfizer)), we received a 49.9% equity investment in Janssen AI. Johnson & Johnson also committed to fund up to an initial $500.0 million towards the further development and commercialisation of the AIP to the extent the funding is required by the collaboration.

Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. Based on current spend levels, we anticipate that we will be called upon to provide funding to Janssen AI commencing in the second quarter of 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, and if Johnson & Johnson elects to fund such an amount, our interest in Janssen AI could, at the option of Johnson & Johnson, be commensurately reduced.

We have recorded our investment in Janssen AI as an investment in an associate on the Consolidated Balance Sheet as we have the ability to exercise significant influence, but not control or joint control, over the investee. The investment was recognised initially based on the estimated fair value of the investment acquired, representing our proportionate 49.9% share of Janssen AI’s AIP assets along with the fair value of our proportionate interest in the Johnson & Johnson contingent funding commitment, and is accounted for using the equity method.

Under the equity method, investors are required to recognise their share of post-acquisition changes in net assets of an investee. Accordingly, during the period that the funding of Janssen AI is provided exclusively by Johnson & Johnson, our proportionate interest in the Johnson & Johnson funding commitment is remeasured at each reporting date to reflect any changes in the expected cash flows and this remeasurement, along with the recognition of our proportionate share of the other changes in the net assets of Janssen AI, results in changes in the carrying value of the investment in associate that are reflected in the Consolidated Income Statement.

Alkermes plc and Proteostasis Therapeutics, Inc.

Our investments in Alkermes plc and Proteostasis Therapeutics, Inc. (Proteostasis) are recorded as investments in associates on the Consolidated Balance Sheet as we have the ability to exercise significant influence, but not control, over the investees. The investments were initially recognised based on the estimated fair value of the investment acquired. Under the equity method, we recognise our share of the earnings or losses of our investees, adjusted for the basis differences, where applicable, in the Consolidated Income Statement with a corresponding increase or decrease in the carrying amount of the investments on the Consolidated Balance Sheet.

Our investments in associates are reviewed for impairment whenever events or circumstances indicate the fair value of the investment has fallen below our carrying amount. The factors affecting the assessment of impairments include both general financial market conditions and factors specific to the investee. When such a decline is deemed to be significant and prolonged, an impairment charge is recorded for the difference between the investment’s carrying amount and its estimated recoverable amount at the time. In making the determination as to whether a decline is significant or prolonged, we consider such factors as the duration and extent of the decline and the investee’s financial and operating performance. Differing assumptions could affect whether an investment is impaired in any period, or the amount of the impairment.

92	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

h	Impairment of non-financial assets

Goodwill and intangible assets not yet available for use are not subject to amortisation and are tested for impairment at least annually. Additionally, non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use. For the purposes of impairment testing, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units). When reviewing carrying values, we assess R&D risk, commercial risk, revenue and cost projections, our expected sales and marketing support, our allocation of resources, the impact of competition, including generic competition, the impact of any reorganisation or change of business focus, the level of third-party interest in our intangible assets and market conditions.

Impairment losses in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce, on a pro rata basis, the carrying amount of the other assets in the unit.

Impairment losses in respect of goodwill are not reversed. For other assets, an impairment loss may be reversed to the extent that the asset’s original carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

The critical estimates and judgements relating to the impairment of certain assets are described in detail in Note 3(a).

i	Available-for-sale investments

Available-for-sale securities are those investments either designated as available-for-sale investments or not specifically categorised as held-for-trading, held-to-maturity or as loans and receivables. They are stated at fair value and changes in fair value (other than impairments) are recognised in other comprehensive income. Any interest income on debt securities is recognised in the income statement as it accrues, using the effective interest rate method. Available-for-sale securities may also include certain embedded derivatives that are not closely related to the host contract. In these cases, the embedded derivative is accounted for separately from the host contract and changes in fair value related to the embedded features are recorded in the income statement.

The fair value of investments classified as available-for-sale is their quoted market price at the balance sheet date. Where market values for investments are not readily available, a number of valuation methodologies are employed to estimate fair value. These include the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flows. Investments are assessed for potential impairment at each balance sheet date. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original carrying value is considered in determining whether the securities are impaired. If any such evidence exists, an impairment loss is recognised in the income statement. Impairment losses recognised in the income statement on available-for-sale equity securities are not reversed through the income statement if there is a subsequent increase in value.

j	Derivative financial instruments

We enter into transactions in the normal course of business using certain financial instruments in order to economically hedge against exposures to fluctuating foreign exchange and interest rates. A derivative is a financial instrument or other contract whose value changes in response to a change in some underlying variable, that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a future date. We do not enter into derivative financial instruments for trading or speculative purposes. All derivatives are recorded at fair value on the balance sheet. We had entered into a number of forward foreign exchange contracts at various rates of exchange that required us to sell U.S. dollars for euro and sell euro for U.S. dollars on various dates during 2011 and 2010. These forward contracts expired on various dates throughout 2011 and 2010 and there were no forward contracts outstanding as at 31 December 2011 or 2010.

k	Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities on acquisition of three months or less.

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l	Inventory

Inventory is stated at the lower of cost and net realisable value. In the case of raw materials and supplies, cost is calculated on a first-in, first-out basis and includes the expenditure incurred in acquiring the inventories and bringing them to their existing location and condition (e.g. the purchase price, including import duties, transport and handling costs and any other directly attributable costs, less trade discounts). In the case of work-in-progress and finished goods, cost comprises direct labour, material costs and attributable overheads based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

m	Foreign currency

Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognised in the income statement.

The functional currency of Elan and most of our subsidiaries is U.S. dollars. For those subsidiaries with non-U.S. dollar functional currency, their assets and liabilities are translated using year-end rates and income and expenses are translated at average rates where they represent a reasonable approximation of the actual rates relating to the dates of the underlying transaction. The cumulative effect of exchange differences arising on consolidation of the net investment in foreign subsidiaries is recorded in other comprehensive income.

n	Pension and other post-employment benefit plans

We have two defined benefit pension plans covering eligible employees based in Ireland. These plans are managed externally and the related pension costs and liabilities are assessed at least annually in accordance with the advice of a professionally qualified actuary using the projected unit credit method. Obligations in respect of each plan are determined by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Pension obligations are measured as the present value of estimated future cash flows, discounted at rates reflecting the yields of high-quality corporate bonds. Plan assets are measured at fair value using bid prices at the balance sheet date.

When the benefits of a plan are increased, the portion of the increased benefit relating to past service by employees is recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised in profit or loss immediately.

We recognise actuarial gains and losses using the corridor method. Under the corridor method, to the extent that any cumulative unrecognised net actuarial gain or loss exceeds 10 percent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets, that portion is recognised over the expected average remaining working lives of the plan participants. Otherwise, the actuarial gain or loss is not recognised.

When the plan assets exceed liabilities at the balance sheet date, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any currently available future refunds from the plan or reductions in future contributions to the plan. The Parent Company, as legal sponsor for the plans, recognises any such asset or liabilities related to the schemes.

We recognise gains and losses on the curtailment or settlement of a defined benefit plan when the curtailment or settlement occurs. The gains or losses on curtailment or settlement comprise any resulting change in the fair value of plan assets, any change in the present value of pension obligation, and any related actuarial gains and losses and past service cost that had not previously been recognised. All unrecognised actuarial gains and losses related to the curtailed portion of the pension obligation are allocated on the date of curtailment in determining the curtailment gain or loss to be recognised in profit or loss.

Employees of various Group companies based in Ireland are members of the schemes. The contribution costs of the defined benefit schemes are being borne by the relevant Group company, by way of intercompany charge.

In addition, we have a number of other defined contribution benefit plans. The cost of providing these plans is expensed as incurred.

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Notes to the Consolidated Financial Statements

o	Leasing

Property, plant and equipment, acquired under a lease that transfers substantially all of the risks and rewards of ownership to us are classified as finance leases and are capitalised on the balance sheet. An asset acquired by finance lease is stated at an amount equal to the lower of its fair value or the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses, and is shown as property, plant and equipment. Finance charges on finance leases are expensed over the term of the lease to give a constant periodic rate of interest charge in proportion to the capital balances outstanding.

All other leases that are not finance leases are considered operating leases. Rentals on operating leases are expensed on a straight-line basis over the term of the lease. Leased property, plant and equipment sub-let to third parties are classified according to their substance as either finance or operating leases. All such arrangements that we have entered into as lessor are operating leases. Income received as lessor is recognised on a straight-line basis over the period of the lease.

p	Share-based compensation

Share-based compensation expense for equity-settled awards made to employees and directors is measured and recognised based on their estimated grant date fair values. These awards include employee share options, restricted stock units (RSUs) and share purchases related to our employee equity purchase plan (EEPP).

Share-based compensation cost for RSUs awarded to employees and directors is measured based on the closing fair market value of the Company’s shares on the date of grant. Share-based compensation cost for share options awarded to employees and directors and shares issued under our EEPP is estimated at the grant date based on each option’s fair value as calculated using an option-pricing model. The value of awards expected to vest is recognised as an expense in profit or loss over the requisite service periods.

Share-based compensation expense for equity-settled awards to non-employees in exchange for goods or services is based on the fair value of the awards measured when services are rendered, as the fair value of the goods or services received cannot be estimated reliably.

Estimating the fair value of share-based awards as of the grant date, or when the services are rendered, using an option-pricing model, such as the binomial model, is affected by our share price as well as assumptions regarding a number of complex variables. These variables, and the assumptions used in determining them, are described in detail in Note 3(d).

q	Provisions and contingencies

A provision is recognised in the balance sheet when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefit will be required to settle the obligation and the amount of the obligation can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, where the amount of the obligation cannot be measured with reasonable reliability or it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The estimates and judgements associated with the accounting for contingencies relating to actual or potential administrative proceedings are described in detail in Note 3(e).

r	Income tax

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities at rates expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to either other comprehensive income or shareholders’ equity, in which case the deferred tax is also recorded in either other comprehensive income or shareholders’ equity, respectively. The critical estimates and judgements relating to the accounting for income taxes are described in detail in Note 3(f).

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s	Financing costs

Debt financing costs comprise transaction costs and original issue discount on borrowings. Debt financing costs are allocated to financial reporting periods over the term of the related debt using the effective interest rate method. The carrying amount of debt includes related unamortised debt financing costs.

t	Investments in subsidiaries

The Parent Company holds investments in Group companies, which are carried at cost less any impairments. Investments in Group companies include a contribution for share-based compensation relating to share-based payments made to employees of subsidiary undertakings.

3. Critical Accounting Estimates and Judgements

The Consolidated Financial Statements include certain judgements and estimates based on management’s historical experience. Estimates and judgements are used in determining key items such as the carrying values of long-lived assets, estimating sales discounts and allowances, the fair value of share-based compensation, the accounting for contingencies, and the accounting for income taxes, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

a	Impairment of intangible assets and property, plant and equipment

The total carrying amount of intangible assets and goodwill amounted to $141.0 million at 31 December 2011 (2010: $225.7 million) and the total carrying amount of our property, plant and equipment was $83.2 million at 31 December 2011 (2010: $287.5 million).

Intangible assets with estimable useful lives are amortised on a straight-line basis over their respective estimated useful lives to their estimated residual values and, as with other long-lived assets such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill is tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

When reviewing the carrying values of intangible assets, and property, plant and equipment for impairment, we assess R&D risk, commercial risk, revenue and cost projections, our expected sales and marketing support, our allocation of resources, the impact of competition, including generic competition, the impact of any reorganisation or change of business focus, the level of third-party interest in our intangible assets and market conditions.

Where the carrying value of an asset or cash-generating unit exceeded its recoverable amount, the carrying values of those assets have been written down to their recoverable amounts. The results of certain impairment tests on intangible assets with estimable useful lives are discussed below. As the impairment analysis is principally based on discounted estimated cash flows, actual outcomes could vary significantly from such estimates. If we were to use different estimates, particularly with respect to the likelihood of R&D success, the likelihood and date of commencement of generic competition or the impact of any reorganisation or change of business focus, then an additional material impairment charge could arise. We believe that we have used reasonable estimates in assessing the carrying values of our intangible assets.

As part of the EDT divestment transaction on 16 September 2011, we disposed of the entire carrying value of our goodwill of $45.2 million which was allocated to the EDT business. We also disposed of other intangible assets related to EDT with a net book value of $23.4 million and property, plant and equipment with a net book value of $202.0 million related to EDT as part of this transaction.

During 2011, we recorded a property, plant and equipment asset impairment charge of $10.0 million relating to the decision to close EDT’s King of Prussia, Pennsylvania, site and the consolidation of facilities in South San Francisco. The asset impairment charge related to EDT’s King of Prussia, Pennsylvania, site of $6.4 million is reported in the net income from discontinued operations line in the income statement.

During 2010, we recorded an intangible asset impairment charge of $5.0 million associated with the termination of the License Agreement with PharmatrophiX Inc. (PharmatrophiX) and a property, plant and equipment asset impairment charge of $11.0 million related to a consolidation of facilities in South San Francisco as a direct result of a realignment of the BioNeurology business.

96	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

b	Investment in Janssen AI

Our equity interest in Janssen AI is recorded as an investment in associate on the Consolidated Balance Sheet at 31 December 2011 at a carrying amount of $144.0 million (2010: $209.0 million). The carrying amount is comprised of our proportionate 49.9% share of Janssen’s AIP assets (2011: $117.3 million; 2010: $117.3 million) and our proportionate 49.9% interest in the Johnson & Johnson contingent funding commitment (2011: $26.7 million; 2010: $91.7 million).

Our proportionate interest in the Johnson & Johnson contingent funding commitment was remeasured as at 31 December 2011 and 2010 to reflect changes in the probability that the cash will be spent and thereby give rise to the expected cash flows under the commitment, and to reflect the time value of money. As at 31 December 2011, the range of assumed probabilities applied to the expected cash flows was 95%-79% (2010: 95%-43%). The range of discount rates applied remained at 1%-1.5% (2010: 1%-1.5%), which was also the range used for initial recognition. The remeasurement of our proportionate interest in the Johnson & Johnson contingent funding commitment as at 31 December 2011 resulted in an increase in the carrying value of our investment in associate of $42.9 million (2010: $60.6 million), which was offset by our share of Janssen AI’s losses of $107.9 million (2010: $86.6 million), resulting in a net loss of $65.0 million in the Consolidated Income Statement for the year ended 31 December 2011 (2010: $26.0 million).

If the assumed probabilities applied to the expected cash flows were each increased by 5% giving rise to a range of 100%-84% as at 31 December 2011, the remeasurement of our proportionate interest in the Johnson & Johnson contingent funding commitment would have resulted in an increase in the carrying value of our investment in associate of $44.3 million, which would be offset by our share of Janssen AI’s losses of $107.9 million, resulting in a net loss of $63.6 million in the Consolidated Income Statement for the year ended 31 December 2011. If the assumed probabilities applied to the expected cash flows were each decreased by 5% giving rise to a range of 90%-74% as at 31 December 2011, the remeasurement of our proportionate interest in the Johnson & Johnson contingent funding commitment would have resulted in an increase in the carrying value of our investment in associate of $41.4 million, which would be offset by our share of Janssen AI’s losses of $107.9 million, resulting in a net loss of $66.5 million in the Consolidated Income Statement for the year ended 31 December 2011.

As at 31 December 2011, the carrying amount of our Janssen AI investment of $144.0 million (2010: $209.0 million) is approximately $230 million (2010: approximately $270 million) below our share of the book value of the net assets of Janssen AI. This difference principally relates to the lower estimated value of Janssen AI’s AIP assets when the investment was initially recorded, as well as the probability adjustment factor that we have incorporated into the carrying value of our 49.9% interest in the Johnson & Johnson contingent funding commitment. In relation to the AIP assets, in the event that an AIP product reaches market, our proportionate share of Janssen AI’s results will be adjusted over the estimated remaining useful lives of those assets to recognise the difference in the carrying values. In relation to the Johnson & Johnson contingent funding commitment, the differences in the carrying values is adjusted through the remeasurement of our proportionate interest at each reporting date, as described above. In general, the difference in the carrying amounts is expected to decrease in future periods as time progresses.

c	Sales discounts and allowances

We recorded sales discounts and allowances of $188.8 million (2010: $127.5 million), as a deduction from gross sales in 2011.

Sales discounts and allowances include charge-backs, Medicaid rebates, managed healthcare rebates and other contract discounts, cash and other discounts, sales returns, and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgements, and we use information from both internal and external sources to generate reasonable and reliable estimates. We believe that we have used reasonable judgements in assessing our estimates, and this is borne out by our historical experience. At 31 December 2011, we had total accruals of $45.5 million (2010: $37.9 million) for sales discounts and allowances, of which approximately 97%, 2% and 1% (2010: 90.0%, 4.6% and 4.2%) related to Tysabri, Maxipime® and Azactam®, respectively. We have almost six years of experience for Tysabri and we ceased distributing Maxipime on 30 September 2010 and Azactam on 31 March 2010, after more than 10 years experience with both products.

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Charge-backs

In the United States, we participate in charge-back programmes with a number of entities, principally the Public Health Service (PHS), the U.S. Department of Defense, the U.S. Department of Veterans Affairs, group purchasing organisations and other parties whereby pricing on products is extended below wholesalers’ list prices to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between these entities’ acquisition cost and the lower negotiated price back to us. We account for charge-backs by reducing accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and programme basis, and current contract prices under the charge-back programmes. We consider vendor payments, estimated levels of inventory in the wholesale distribution channel, and our claim processing time lag and adjust accounts receivable and revenue periodically throughout each year to reflect actual and future estimated experience.

As described above, there are a number of factors involved in estimating the charge-backs accrual, but the principal factor relates to our estimate of the levels of inventory in the wholesale distribution channel. At 31 December 2011, Tysabri represented approximately 99.7% of the total charge-backs accrual balance of $6.3 million (2010: $7.2 million). If we were to increase our estimated level of inventory in the wholesale distribution channel by one month’s worth of demand for Tysabri, the accrual for charge-backs would increase by approximately $12.1 million. We believe that our estimate of the levels of inventory for Tysabri in the wholesale distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information.

Medicaid rebates

In the United States, we are required by law to participate in state government-managed Medicaid programmes, as well as certain other qualifying federal and state government programmes whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these other qualifying federal and state government programmes are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on our estimates of Medicaid claims, Medicaid payments, claims processing lag time, inventory in the distribution channel as well as legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programmes, and any new information regarding changes in the Medicaid programmes’ regulations and guidelines that would impact the amount of the rebates on a product-by-product basis. We adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience. At 31 December 2011, Tysabri represented approximately 98.8% of the total Medicaid rebates accrual balance of $27.9 million (2010: $18.5 million).

Cash and other discounts

Cash and other discounts include cash discounts, generally at 2% of the sales price, as an incentive for prompt payment by customers in the United States. We account for cash discounts by reducing accounts receivable by the full amount of the discounts. We consider payment performance of each customer and adjust the accrual and revenue periodically throughout each year to reflect actual experience and future estimates.

Managed healthcare rebates and other contract discounts

We offer rebates and discounts to managed healthcare organisations in the United States. We account for managed healthcare rebates and other contract discounts by establishing an accrual equal to our estimate of the amount attributable to a sale. We determine our estimate of this accrual primarily based on historical experience on a product-by-product and programme basis and current contract prices. We consider the sales performance of products subject to managed healthcare rebates and other contract discounts, processing claim lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

98	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

Sales returns

We account for sales returns by reducing accounts receivable in an amount equal to our estimate of revenue recorded for which the related products are expected to be returned.

Our sales returns accrual is estimated principally based on historical experience, the estimated shelf life of inventory in the distribution channel, price increases and our return goods policy (goods may only be returned six months prior to expiration date and for up to 12 months after expiration date). We also take into account product recalls and introductions of generic products. All of these factors are used to adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

In the event of a product recall, product discontinuance or introduction of a generic product, we consider a number of factors, including the estimated level of inventory in the distribution channel that could potentially be returned, historical experience, estimates of the severity of generic product impact, estimates of continuing demand and our return goods policy. We consider the reasons for, and impact of, such actions and adjust the sales returns accrual and revenue as appropriate.

As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the shelf life of inventory in the distribution channel. At 31 December 2011, 80.2% of the total sales returns accrual balance of $5.1 million (2010: $6.3 million) related to Tysabri. We believe, based upon both the estimated shelf life and also our historical sales returns experience, that the vast majority of this inventory will be sold prior to the expiration dates, and accordingly believe that our sales returns accrual is appropriate.

During 2011, we recorded adjustments of $1.7 million (2010: $0.4 million) to decrease the sales returns accrual related to sales made in prior periods.

Other adjustments

In addition to the sales discounts and allowances described above, we make other sales adjustments primarily related to estimated obligations for credits to be granted to wholesalers under wholesaler service agreements we have entered into with many of our pharmaceutical wholesale distributors in the United States. Under these agreements, the wholesale distributors have agreed, in return for certain fees, to comply with various contractually defined inventory management practices and to perform certain activities such as providing weekly information with respect to inventory levels of product on hand and the amount of out-movement of product. As a result, we, along with our wholesale distributors, are able to manage product flow and inventory levels in a way that more closely follows trends in prescriptions. We generally account for these other sales discounts and allowances by establishing an accrual in an amount equal to our estimate of the adjustments attributable to the sale. We generally determine our estimates of the accruals for these other adjustments primarily based on contractual agreements and other relevant factors, and adjust the accruals and revenue periodically throughout each year to reflect actual experience.

Use of information from external sources

We use information from external sources to identify prescription trends and patient demand, including inventory pipeline data from three major drug wholesalers in the United States. The inventory information received from these wholesalers is a product of their record-keeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. We also receive information from IMS Health, a supplier of market research to the pharmaceutical industry, which we use to project the prescription demand-based sales for our pharmaceutical products. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information is itself in the form of estimates, and reflect other limitations, including lags between the date as at which third-party information is generated and the date on which we receive such information.

For additional information on our sales discounts and allowances, refer to Note 4.

d	Share-based compensation

In 2011, we recognised total expense for share-based compensation of $35.3 million (2010: $31.7 million). The fair value of share options awarded to employees, directors and non-employees is calculated using a binomial option-pricing model and

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the fair value of options issued under our EEPP is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our share options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our EEPP have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for these options. The amount recognised as an expense is adjusted each period to reflect actual and estimated future levels of vesting based on the satisfaction of service conditions.

Estimating the fair value of share-based awards at grant or vest date using an option-pricing model, such as the binomial model, is affected by our share price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected share price volatility over the term of the awards, risk-free interest rates, and actual and projected employee exercise behaviours. If factors change and/or we employ different assumptions in estimating the fair value of share-based awards in future periods, the compensation expense that we record for future grants may differ significantly from what we have recorded in the Consolidated Financial Statements. However, we believe we have used reasonable assumptions to estimate the fair value of our share-based awards. For additional information on our share-based compensation, refer to Note 28.

e	Provisions and contingent liabilities relating to actual or potential administrative proceedings

We are currently involved in certain legal and administrative proceedings, relating to securities matters, patent matters, antitrust matters and other matters, some of which are described in Note 34. We assess the likelihood of any adverse outcomes to these proceedings, including legal matters, as well as probable losses. We record provisions when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Provisions are remeasured at each balance sheet date based on the best estimate of the settlement amount. As at 31 December 2011, we had provided for $0.7 million (2010: $207.0 million), representing our estimate of the costs for the current resolution of these matters.

In March 2011, we paid $203.5 million relating to the agreement-in-principle announced in July 2010, which was finalised with the U.S. Attorney’s Office for the District of Massachusetts in December 2010 to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran® (zonisamide), an antiepileptic prescription medicine that we divested in 2004. At 31 December 2010, we held $203.7 million in an escrow account to cover the settlement amount and during 2010 we recorded a $206.3 million reserve charge for the settlement, interest and related costs. This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

We developed estimates in consultation with outside counsel handling our defence in these matters using the facts and circumstances known to us. The factors that we consider in developing our legal settlements provision include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the product and assessment of the science subject to the litigation, and the likelihood of settlement and state of settlement discussions, if any. We believe that the legal settlement provision that we have established is appropriate based on current facts and circumstances. However, it is possible that other people applying reasonable judgement to the same facts and circumstances could develop a different liability amount. The nature of these matters is highly uncertain and subject to change. As a result, the amount of our liability for certain of these matters could exceed or be less than the amount of our estimates, depending on the outcome of these matters.

f	Income taxes

A deferred tax asset (DTA) is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. DTAs are reduced to the extent that it is no longer probable that the related income tax benefit will be realised. Significant judgement is required in determining whether it is probable that sufficient future taxable profits will be available against which the asset can be utilised. Our judgements take into account projections of the amount and category of future taxable income, such as income from operations or capital gains income. Actual operating

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Notes to the Consolidated Financial Statements

results and the underlying amount and category of income in future years could render our current assumptions of recoverability of net DTAs inaccurate. At 31 December 2011 and 2010, we believe there is evidence to support the generation of sufficient future income to conclude that it is probable that the DTAs recognised will be realised in future years.

Significant estimates and judgements are also required in determining our income tax expense. Some of these estimates are based on management’s interpretations of jurisdiction-specific tax laws or regulations and the likelihood of settlement related to tax audit issues. Various internal and external factors may have favourable or unfavourable effects on our future effective income tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, past and future levels of R&D spending, likelihood of settlement, and changes in overall levels of income before taxes. For additional information on our income taxes, refer to Note 12.

4. Revenue

Revenue for the years ended 31 December consisted of the following:

	2011 $m	2010 $m
Product revenue
Tysabri	656.7	524.5
Azactam	0.9	27.2
Maxipime	0.4	8.2
Prialt®	—	6.1
Royalties	2.7	1.6
Total Product Revenue	660.7	567.6
Contract Revenue	—	1.0
Total revenue from the BioNeurology business	660.7	568.6

The Tysabri collaboration is a jointly controlled operation in accordance with IAS 31. A jointly controlled operation is an operation of a joint venture (as defined by IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, in any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we do not recognise any Tysabri product revenue. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, we recognise as revenue our share of the collaboration profit from the sale of Tysabri plus our directly incurred collaboration expenses on these sales, which are primarily comprised of royalties, that we incur and are payable by us to third parties and are reimbursed by the collaboration. Accordingly, we recognised product revenue from Tysabri in 2011 and 2010 because the Tysabri collaboration incurred an operating profit during 2011 and 2010. Our actual operating profit on Tysabri differs from our share of the collaboration operating profit because certain Tysabri-related expenses are not shared through the collaboration, and certain unique risks are retained by each party.

Global in-market net sales of Tysabri were as follows:

	2011 $m	2010 $m
United States	746.5	593.2
Rest of World (ROW)	764.1	636.8
Total Tysabri global in-market net sales	1,510.6	1,230.0

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For 2011, we recorded net Tysabri revenue of $656.7 million, which was calculated as follows:

	U.S. 2011 $m	ROW 2011 $m	Total 2011 $m
Tysabri in-market sales	746.5	764.1	1,510.6
Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(336.0)	(349.3)	(685.3)
Tysabri collaboration operating profit	410.5	414.8	825.3
Elan’s 50% share of Tysabri collaboration operating profit	205.2	207.4	412.6
Elan’s directly incurred costs	133.9	110.2	244.1
Net Tysabri revenue	339.1	317.6	656.7

For 2010, we recorded net Tysabri revenue of $524.5 million, which was calculated as follows:

	U.S. 2010 $m	ROW 2010 $m	Total 2010 $m
Tysabri in-market sales	593.2	636.8	1,230.0
Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(285.4)	(303.8)	(589.2)
Tysabri collaboration operating profit	307.8	333.0	640.8
Elan’s 50% share of Tysabri collaboration operating profit	153.9	166.5	320.4
Elan’s directly incurred costs	112.3	91.8	204.1
Net Tysabri revenue	266.2	258.3	524.5

We ceased distributing Azactam as of 31 March 2010, and Maxipime as of 30 September 2010. The revenue for these products in 2011 relates to adjustments to discounts and allowances associated with sales prior to the cessation of distribution. We divested our Prialt assets and rights in May 2010.

The table below summarises our sales discounts and allowances to adjust gross sales to net revenue for the years ended 31 December for each significant category.

	2011 $m	2010 $m
Gross sales subject to discounts and allowances (including Tysabri U.S. in-market sales)	936.6	762.2
Sales discounts and allowances:
Charge-backs	(116.4)	(71.2)
Medicaid rebates	(26.6)	(20.4)
Cash and other discounts	(25.5)	(18.7)
Managed healthcare rebates and other contract discounts	(7.4)	(3.9)
Sales returns	(0.7)	(2.0)
Other adjustments	(12.2)	(11.3)
Total sales discounts and allowances	(188.8)	(127.5)
Net sales subject to discounts and allowances	747.8	634.7
Tysabri U.S. net revenue adjustment	(407.4)	(327.0)
Net Tysabri ROW revenue	317.6	258.3
Royalties	2.7	1.6
Contract revenue	—	1.0
Net revenue	660.7	568.6

102	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

Total sales discounts and allowances were 20.2% of gross revenue subject to discounts and allowances in 2011 and 16.7% in 2010, as detailed in the rollforward below and as further explained in the following paragraphs.

Charge-backs as a percentage of gross revenue subject to discounts and allowances were 12.4% in 2011 and 9.3% in 2010. The increase is due to the expansion of the 340(b) PHS programme and the increase in the minimum discount extended to our 340(b) customers, both of which resulted from the U.S. healthcare reform legislation enacted through the Patient Protection Affordable Care Act (PPACA) in 2010. The increases are also attributable to increases in the discounts due to the changes in Tysabri’s wholesaler acquisition cost price.

The Medicaid rebates as a percentage of gross revenue subject to discounts and allowances were 2.8% in 2011 and 2.7% in 2010. The increase is primarily due to the extension of Medicaid rebates to drugs supplied to enrollees of Medicaid managed care organisations (MCOs) and the increase in the rebate due to wholesaler acquisition cost price changes in Tysabri. The extension of the Medicaid rebates to drugs supplied to enrollees of MCOs was introduced by the U.S. healthcare reform legislation.

Cash and other discounts as a percentage of gross revenue subject to discounts and allowances were 2.7% in 2011 and 2.5% 2010. Cash and other discounts include cash discounts, generally at 2% of the sales price, as an incentive for prompt payment by customers in the United States.

The managed healthcare rebates and other contract discounts as a percentage of gross revenue subject to discounts and allowances were 0.8% in 2011 and 0.5% in 2010. The increase is primarily attributable to the increase in the number of qualified patients that are eligible for the Tysabri patient co-pay assistance programme.

Sales returns as a percentage of gross revenue subject to discounts and allowances were 0.1% in 2011 and 0.3% in 2010. The decrease is primarily attributable to the changes in the product mix during 2010.

The following table sets forth the activities and ending balances of each significant category of adjustments for the sales discounts and allowances:

	Chargebacks $m	Medicaid Rebates $m	Cash and Other Discounts $m	Managed Healthcare Rebates and Other Contract Discounts $m	Sales Returns $m	Other Adjustments $m	Total $m
Balances at 1 January 2010	5.6	8.9	2.0	0.6	7.8	1.6	26.5
Accrual related to sales made in current period	71.2	20.4	18.7	3.9	2.4	11.3	127.9
Accrual related to sales made in prior periods	—	—	—	—	(0.4)	—	(0.4)
Returns and payments	(69.6)	(10.8)	(17.9)	(3.9)	(3.5)	(10.4)	(116.1)
Balances at 31 December 2010	7.2	18.5	2.8	0.6	6.3	2.5	37.9
Accrual related to sales made in current period	116.4	26.6	25.5	7.4	2.4	12.2	190.5
Accrual related to sales made in prior periods	—	—	—	—	(1.7)	—	(1.7)
Returns and payments	(117.3)	(17.2)	(25.3)	(6.6)	(1.9)	(12.9)	(181.2)
Balances at 31 December 2011	6.3	27.9	3.0	1.4	5.1	1.8	45.5

5. Operating Segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM). Our CODM has been identified as Mr. G. Kelly Martin, chief executive officer (CEO). On 16 September 2011, we announced the completion of the merger between Alkermes, Inc. and EDT. Prior to the divestment of the EDT business, our business was organised into two business units: BioNeurology and EDT, and our CEO reviewed the business from this perspective. BioNeurology engages in research, development and commercial activities primarily in the areas of

Elan Corporation, plc 2011 Annual Report	103

Alzheimer’s disease, Parkinson’s disease and multiple sclerosis (MS). EDT developed and manufactured innovative pharmaceutical products that deliver clinically meaningful benefits to patients, using its extensive experience and proprietary drug technologies in collaboration with pharmaceutical companies. Following the divestment of EDT, we are organised in a single operating segment structure.

Segment performance is evaluated based on operating income/(loss) and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA). Interest income, interest expense, investments and income tax expense are managed on a group basis therefore these items are not allocated between operating segments for the purposes of the information presented to the CODM, and are accordingly omitted from the measures of segment profit or loss. Segment liabilities are not allocated and reported to the CODM, and consequently are not disclosed below.

Our segment results of operations and revenue for the years ended 31 December 2011 and 2010 for our BioNeurology business unit are disclosed below. The segment results of operations and revenue for the EDT business for the period beginning on 1 January 2011 and ending on 16 September 2011, the date of divestment of the EDT business, and for the year ended 31 December 2010 are also disclosed below.

The same accounting principles used for the Group as a whole are applied to segment reporting. Inter-segment pricing is determined on an arm’s length basis.

	Continuing operations		Discontinued operations		Total
	BioNeurology		EDT
	2011 $m	2010 $m	2011 $m	2010 $m	2011 $m	2010 $m
Segment Revenue
Segment revenue	660.7	568.6	178.1	275.4	838.8	844.0
Less intersegment sales	—	—	(0.2)	(1.3)	(0.2)	(1.3)
Total revenue from external customers	660.7	568.6	177.9	274.1	838.6	842.7
Cost of sales	246.0	212.0	67.2	118.1	313.2	330.1
Gross margin	414.7	356.6	110.7	156.0	525.4	512.6
Operating expenses:
Selling, general and administrative expenses	134.2	168.2	26.1	41.2	160.3	209.4
Research and development expenses	215.8	228.9	48.9	53.7	264.7	282.6
Settlement provision charge	—	206.3	—	—	—	206.3
Net gain on divestment of business	—	(0.3)	—	—	—	(0.3)
Legal settlement gains	—	—	(84.5)	—	(84.5)	—
Total operating expenses/(gains)	350.0	603.1	(9.5)	94.9	340.5	698.0
Segment operating profit/(loss)	64.7	(246.5)	120.2	61.1	184.9	(185.4)
Segment Adjusted EBITDA	146.7	62.7	66.3	103.8	213.0	166.5
Other segment information:
Gain on disposal of EDT	—	—	(644.0)	—	(644.0)	—
Depreciation and amortisation	29.8	32.1	8.5	32.7	38.3	64.8
Share-based compensation expense	27.5	23.8	7.8	7.9	35.3	31.7
Intangible asset impairment charges	0.3	5.9	—	—	0.3	5.9
Property, plant and equipment impairment charges	10.0	11.0	—	—	10.0	11.0
Investments in associates	681.7	209.0	—	—	681.7	209.0
Capital expenditures	23.8	37.8	7.6	15.4	31.4	53.2

104	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

Reconciliation of segment results to net loss:

	Continuing operations		Discontinued operations		Total
	BioNeurology		EDT
	2011 $m	2010 $m	2011 $m	2010 $m	2011 $m	2010 $m
Segment Adjusted EBITDA	146.7	62.7	66.3	103.8	213.0	166.5
Depreciation and amortisation	(29.8)	(32.1)	(8.5)	(32.7)	(38.3)	(64.8)
Amortised fees	0.6	0.2	—	0.2	0.6	0.4
Share-based compensation expense(1)	(26.9)	(22.8)	(5.7)	(7.9)	(32.6)	(30.7)
Net gain on divestment of business	—	0.3	—	—	—	0.3
Other charges	(25.9)	(48.5)	(16.4)	(2.3)	(42.3)	(50.8)
Legal settlement gains	—	—	84.5	—	84.5	—
Settlement provision charge	—	(206.3)	—	—	—	(206.3)
Segment operating profit/(loss)	64.7	(246.5)	120.2	61.1	184.9	(185.4)
Net interest and investment gains and losses	227.9	135.6	0.1	0.2	228.0	135.8
Income tax expense	67.1	(7.2)	4.0	8.6	71.1	1.4
Gain on sale of discontinued operation	—	—	(644.0)	—	(644.0)	—
Net income/(loss)	(230.3)	(374.9)	760.1	52.3	529.8	(322.6)

(1)	Share-based compensation expense excludes share-based compensation included in other charges of $1.1 million (2010: $1.0 million), and a share-based compensation expense of $1.6 million (2010: $Nil) included in the gain on sale of discontinued operation.

Segment revenue:

For an analysis of the BioNeurology revenue, please refer to Note 4. For an analysis of the EDT revenue, please refer to Note 13.

Goodwill:

	2011 $m	2010 $m
BioNeurology	—	—
EDT	—	45.2
Total goodwill	—	45.2

As part of the EDT transaction with Alkermes, Inc., we disposed of the entire carrying value of goodwill of $45.2 million which was allocated to the EDT business. For additional information on this transaction, refer to Note 13.

Segment total assets:

	2011 $m	2010 $m
BioNeurology	1,743.2	1,549.2
EDT	—	449.9
Total assets	1,743.2	1,999.1

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Entity-wide disclosures

For fiscal years 2011 and 2010 our revenue is presented below by geographical area. Similarly, total assets, property, plant and equipment, and goodwill and intangible assets are presented below on a geographical basis at 31 December 2011 and 2010.

Revenue by region from continuing operations (by destination of customers):

	2011 $m	2010 $m
Region:
United States	343.1	306.1
Rest of world	317.6	262.5
Total revenue from continuing operations	660.7	568.6

For an analysis of the revenue from discontinued operations by region, please refer to Note 13.

Non-current assets by region at 31 December 2011 were as follows:

	Property, Plant & Equipment $m	Other Intangible Assets $m	Investment in Associate $m	Other Non- Current Assets $m	Total Non-current Assets(1) $m
Region:
Country of domicile—Ireland	4.8	121.9	681.7	7.7	816.1
United States	78.4	4.6	—	5.7	88.7
Rest of world	—	14.5	—	—	14.5
Total assets	83.2	141.0	681.7	13.4	919.3

(1)	Non-current assets exclude financial instruments, DTAs and pension assets.

Non-current assets by region at 31 December 2010 were as follows:

	Property, Plant & Equipment $m	Goodwill and Other Intangible Assets $m	Investment in Associate $m	Other Non- Current Assets $m	Total Non-current Assets(1) $m
Region:
Country of domicile–Ireland	171.0	148.0	209.0	5.7	533.7
United States	116.5	61.4	—	18.4	196.3
Rest of world	—	16.3	—	—	16.3
Total assets	287.5	225.7	209.0	24.1	746.3

(1)	Non-current assets exclude financial instruments, DTAs and pension assets.

Major customers

In 2011, AmerisourceBergen Corporation accounted for 60% (2010: 52%) and Biogen Idec accounted for 25% (2010: 22%) of continuing revenue. No other customer or collaborator accounted for more than 10% of total revenue from continuing operations in 2011 and 2010.

6. Settlement Provision Charge

In December 2010, we finalised the agreement-in-principle with the U.S. Attorney’s Office for the District of Massachusetts to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran, an antiepileptic prescription medicine that we divested in 2004. During 2010, we recorded a $206.3 million provision charge for the settlement, interest and related costs and the settlement was paid in March 2011.

106	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

7. Net Gain on Divestment of Business

The net gain on divestment of business of $0.3 million recorded in 2010 is comprised of a $1.0 million gain related to a true-up of transaction costs associated with the 2009 divestment of substantially all of Elan’s assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer) to Janssen AI; and a $0.7 million loss on the divestment of our Prialt assets and rights to Azur Pharma International Limited (Azur) in May 2010.

The net loss on divestment of our Prialt assets and rights of $0.7 million is comprised of total consideration of $14.6 million less the net book value of Prialt assets and transaction costs. Total consideration comprised cash proceeds received in 2010 of $5.0 million and the present value of deferred non-contingent consideration at the close of the transaction of $9.6 million, which is expected to be received during 2012. We are also entitled to receive additional performance-related milestones and royalties.

The net gain on divestment of the EDT business on 16 September 2011 is reported in the net income from discontinued operations line in the Consolidated Income Statement in 2011. Refer to Note 13 for additional information on the divestment of the EDT business.

8. Other Charges

The principal items classified as other charges include severance, restructuring and other costs, facilities and other asset impairment charges, legal settlement and intangible asset impairment charges. We believe that disclosure of significant other charges is meaningful because it provides additional information when analysing certain items.

Included within cost of sales, selling, general and administrative (SG&A) expenses and R&D expenses were total other charges of $25.9 million for 2011 and $48.5 million for 2010 consisting of the following:

2011

	Cost of Sales $m	SG&A $m	R&D $m	Total $m
(a) Severance, restructuring and other costs	(0.2)	5.9	4.7	10.4
(b) Facilities and other asset impairment charges	—	2.6	12.9	15.5
Total other net charges	(0.2)	8.5	17.6	25.9

2010

	Cost of Sales $m	SG&A $m	R&D $m	Total $m
(a) Severance, restructuring and other costs	0.4	6.5	10.4	17.3
(b) Facilities and other asset impairment charges	—	5.3	11.4	16.7
(c) Legal settlement	—	12.5	—	12.5
(d) Intangible asset impairment charges	—	—	2.0	2.0
Total other net charges	0.4	24.3	23.8	48.5

(a)	Severance, restructuring and other costs

During 2011, we incurred severance, restructuring and other costs of $10.4 million, principally relating to the reduction in our general and administration (G&A) and other support activities following the divestment of the EDT business.

During 2010, we incurred severance, restructuring and other costs of $17.3 million, principally associated with a realignment and restructuring of our R&D organisation, and reduction of related support activities.

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(b)	Facilities and other asset impairment charges

During 2011, we incurred facilities and other asset impairment charges of $15.5 million, which is comprised of asset impairment charges of $3.6 million and lease charges of $11.9 million relating to the consolidation of our facilities in South San Francisco and the costs incurred after the divestment of the EDT business relating to the closure of the former EDT site in King of Prussia, Pennsylvania.

During 2010, we incurred facilities and other asset impairment charges of $16.7 million, which included asset impairment charges of $11.0 million and lease charges of $5.7 million relating to a consolidation of facilities in South San Francisco as a direct result of the realignment of our business.

(c)	Legal settlement

During 2010, we reached an agreement in principle with the direct purchaser class plaintiffs with respect to nifedipine. As part of the settlement, we agreed to pay $12.5 million in settlement of all claims associated with the litigation. In January 2011, the U.S. District Court for the District of Columbia approved the settlement and dismissed the case.

(d)	Intangible asset impairment charges

During 2010, we recorded an impairment charge of $5.0 million associated with the termination of the License Agreement with PharmatrophiX. This charge is offset by a credit of $3.0 million associated with a deferred payment under the agreement.

9. Net Interest and Investment Gains and Losses

For the year ended 31 December 2011, net interest and investment gains and losses consisted of the following:

	2011 $m	2010 $m
Interest expense (including amortisation of deferred financing costs):
Interest on 2016 Notes issued October 2009	54.8	56.9
Interest on 2013 Fixed Rate Notes	32.9	42.2
Interest on 2016 Notes issued August 2010	18.3	7.1
Interest on 2013 Floating Rate Notes	0.5	5.5
Interest on 2011 Floating Rate Notes	—	10.2
Total debt interest expense	106.5	121.9
Net foreign exchange losses	0.7	—
Other financial losses	1.3	0.2
Interest expense	108.5	122.1
Interest income:
Interest income	(0.9)	(1.2)
Net foreign exchange gains	—	(1.5)
Interest income	(0.9)	(2.7)
Investment (gains)/losses:
Gains on disposal of investments	(2.4)	(12.8)
Derivative fair value gains	—	(1.2)
Other	(0.2)	1.2
Investment gains	(2.6)	(12.8)
Net losses on investments in associates (refer to Note 10)	75.9	26.0
Net charge on debt retirement	47.0	3.0
Net interest and investment gains and losses	227.9	135.6

108	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

Investment Gains and Losses

Net investment gains were $2.6 million in 2011, compared to $12.8 million in 2010. The net investment gains in 2011 are primarily related to the disposal of investment securities. The net investment gains in 2010 include a gain of $7.9 million related to a recovery realised on a previously impaired investment in auction rate securities (ARS) and gains on disposal of investment securities of $4.9 million.

The framework used for measuring the fair value of our investment securities is described in Note 30.

For additional information on our available-for-sale investments, please refer to Note 19.

Net Charge on Debt Retirement

2011

In 2011, following the divestment of EDT, we redeemed the outstanding aggregate principal amount of the 8.875% Senior Fixed Rate Notes due 2013 (the 2013 Fixed Rate Notes) of $449.5 million and the outstanding aggregate principal amount of the Senior Floating Rate Notes Due 2013 (the 2013 Floating Rate Notes) of $10.5 million. We also redeemed $152.9 million of the outstanding aggregate principal amount of the 8.75% Senior Notes due 2016 issued October 2009 (the 2016 Notes issued October 2009) and $47.6 million of the outstanding aggregate principal amount of the 8.75% Senior Notes due 2016 issued August 2010 (the 2016 Notes issued August 2010). Refer to Note 24 for additional information on the 2011 debt redemptions.

We recorded a net charge on debt retirement of $47.0 million in 2011 in connection with the redemption of this debt. This was comprised of early redemption premiums of $33.4 million, the write-off of unamortised deferred financing costs and original issue discounts of $10.2 million and transaction costs of $3.4 million.

2010

During 2010, we redeemed the $300.0 million in aggregate principal amount of the Senior Floating Rate Notes due 15 November 2011 (2011 Floating Rate Notes). We also redeemed $15.5 million of the outstanding aggregate principal amount of the 2013 Fixed Rate Notes and $139.5 million of the outstanding aggregate principal amount of the 2013 Floating Rate Notes. Refer to Note 24 for additional information on the 2010 debt redemptions.

We recorded a net charge on debt retirement of $3.0 million in 2010 in connection with the redemption of this debt, relating to the write-off of unamortised deferred financing costs associated with these notes.

10. Investments in Associates

The carrying amount of the investments in associates for the years ended 31 December consisted of the following:

	Janssen AI $m	Alkermes $m	Proteostasis $m	Total $m
1 January 2010	235.0	—	—	235.0
Net losses on investments in associates	(26.0)	—	—	(26.0)
31 December 2010	209.0	—	—	209.0
Addition	—	528.6	20.0	548.6
Net losses on investments in associates	(65.0)	(8.2)	(2.7)	(75.9)
31 December 2011	144.0	520.4	17.3	681.7

Janssen AI

In September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialisation of the AIP to the extent the funding is required by the collaboration. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated before the initial $500.0 million funding commitment has been

Elan Corporation, plc 2011 Annual Report	109

drawn down, Johnson & Johnson is not required to contribute the full $500.0 million. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. Based on current spend levels, we anticipate that we will be called upon to provide funding to Janssen AI commencing in the second quarter of 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, and if Johnson & Johnson elects to fund such an amount, our interest in Janssen AI could, at the option of Johnson & Johnson, be commensurately reduced.

In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. In general, Elan is entitled to a 49.9% share of all net profits generated by Janssen AI beginning from the date Janssen AI becomes net profitable and certain royalty payments upon the commercialisation of products under the AIP collaboration. Our equity interest in Janssen AI is recorded as an investment in associate on the Consolidated Balance Sheet at 31 December 2011, at a carrying value of $144.0 million (2010: $209.0 million). The carrying value is comprised of our proportionate 49.9% share of Janssen’s AIP assets (2011: $117.3 million; 2010: $117.3 million) and our proportionate 49.9% interest in the Johnson & Johnson contingent funding commitment (2011: $26.7 million; 2010: $91.7 million).

Our proportionate interest in the Johnson & Johnson contingent funding commitment was remeasured as at 31 December 2011 and 2010 to reflect changes in the probability that the cash will be spent and thereby give rise to the expected cash flows under the commitment, and to reflect the time value of money. As at 31 December 2011, the range of assumed probabilities applied to the expected cash flows was 95%-79% (2010: 95%-43%). The range of discount rates applied remained at 1%-1.5% (2010: 1%-1.5%), which was also the range used for initial recognition. The remeasurement of our proportionate interest in the Johnson & Johnson contingent funding commitment as at 31 December 2011 resulted in an increase in the carrying value of our investment in associate of $42.9 million (2010: $60.6 million). The following table sets forth the computation of the net loss on investment in associate for the years ended 31 December:

	2011 $m	2010 $m
Net loss reported by Janssen AI	216.3	173.6
Elan’s 49.9% proportionate interest of Janssen AI’s reported net loss	107.9	86.6
Remeasurement of Elan’s 49.9% proportionate interest in Johnson & Johnson funding commitment	(42.9)	(60.6)
Net loss on investment in Janssen AI reported in the Consolidated Income Statement	65.0	26.0

As at 31 December 2011, the carrying value of our Janssen AI investment of $144.0 million (2010: $209.0 million) is approximately $230 million (2010: $270 million) below our share of the book value of the net assets of Janssen AI. This difference principally relates to the lower estimated value of Janssen AI’s AIP assets when the investment was initially recorded, as well as the probability adjustment factor that we have incorporated into the carrying value of our 49.9% interest in the Johnson & Johnson contingent funding commitment. In relation to the AIP assets, in the event that an AIP product reaches market, our proportionate share of Janssen AI’s results will be adjusted over the estimated remaining useful lives of those assets to recognise the difference in the carrying values. In relation to the Johnson & Johnson contingent funding commitment, the difference in the carrying values is adjusted through the remeasurement of our proportionate interest at each reporting date, as described above. In general, the difference in the carrying values is expected to decrease in future periods as time progresses.

As at 31 December 2011, the remaining unspent amount of the initial $500.0 million funding commitment was $57.6 million (2010: $272.0 million).

110	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

Summarised financial information of Janssen AI is presented below. The balance sheet amounts are presented as at 31 December of each year. The income statement amounts are for the years to 31 December 2011 and 2010.

	2011 $m	2010 $m
Current assets	12.9	14.3
Non-current assets	804.6	992.5
Current liabilities	60.2	34.5
Non-current liabilities	8.9	9.0
R&D expenses for the year	185.3	141.2
Net loss for the year	216.3	173.6

Alkermes plc

In connection with the divestment of our EDT business on 16 September 2011, we received 31.9 million ordinary shares of Alkermes plc, which represented approximately 25% of the equity of Alkermes plc at the close of the transaction. Our equity interest in Alkermes plc was recorded as an investment in associate on the Consolidated Balance Sheet at a carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction. The carrying amount is approximately $300 million higher than our share of the book value of the net assets of Alkermes plc. Based on our preliminary assessment of the fair value of the net assets of Alkermes plc on the date of the transaction, this basis difference principally relates to identifiable intangible assets and goodwill attributable to the Alkermes, Inc. business prior to its acquisition of EDT. The fair value of this investment at 31 December 2011 was $553.8 million, based on a closing share price of $17.36.

For the year ended 31 December 2011, we recorded a net loss on the investment in associate of $8.2 million, representing our share of the net losses of Alkermes plc from the date of acquisition of the equity interest on 16 September 2011 through 31 December 2011 of $4.3 million, in addition to an expense of $3.9 million related to the amortisation of the basis difference.

Summarised financial information of Alkermes plc, as reported, as at 31 December 2011 is presented below.

2011 $m
Current assets	375.1
Non-current assets	1,130.7
Current liabilities	97.2
Non-current liabilities	503.8

On 13 March 2012, we announced that we had sold 24.15 million of the ordinary shares that we held in Alkermes plc for net proceeds of approximately $381 million after deduction of underwriter fees. We continue to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest, and our remaining shareholding is subject to legal and contractual transfer restrictions. As we no longer have the ability to exercise significant influence over Alkermes plc after the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc will be recorded as an available-for-sale investment.

For additional information on the EDT transaction with Alkermes, Inc. refer to Note 13.

Proteostasis

In May 2011, we entered into a strategic business relationship with Proteostasis to advance Proteostasis’ platform for the discovery and development of disease-modifying, small molecule drugs and diagnostics for the treatment of neurodegenerative disorders.

Under the terms of the agreement, we invested $20.0 million into equity capital of Proteostasis and became a 24% shareholder. We have the opportunity to invest an additional $30 million in collaboration funding over five years and obtained a right of first negotiation to exclusively license potential compounds.

Elan Corporation, plc 2011 Annual Report	111

Our $20.0 million equity interest in Proteostasis has been recorded as an investment in associate on the Consolidated Balance Sheet. The net loss recorded on the investment in associate in 2011 was $2.7 million, representing our share of the net losses of Proteostasis from the date of acquisition of the equity interest on 20 May 2011 through 31 December 2011.

11. Loss Before Tax

The loss before tax from continuing and discontinued operations has been arrived at after charging the following items:

	2011 $m	2010 $m
Auditor’s remuneration:
Audit services(1)	1.1	1.1
Other assurance services(2)	0.7	0.7
Tax advisory services(3)	0.8	0.3
	2.6	2.1
The following fees were payable to other KPMG firms outside of Ireland:
Audit services	0.2	0.2
Tax advisory services	0.4	0.3
Total fees	3.2	2.6
Directors’ emoluments:
Share-based compensation expense	6.2	5.5
Fees	1.1	1.2
Other emoluments and benefits in kind	3.3	3.1
Pension contributions	0.1	0.1
Payments to retired directors	—	0.1
Total directors’ emoluments	10.7	10.0
Amortisation of intangible and other assets	18.4	29.9
Depreciation of property, plant and equipment	19.9	34.9
Gain on disposal of property, plant and equipment	(0.2)	(0.1)
Impairment of property, plant and equipment	10.0	11.0
Impairment of intangible assets	0.3	5.9
Gain on divestment of EDT business	(644.0)	—
Operating lease rentals:
Premises	23.4	27.3
Plant and equipment	0.4	0.6
Sublease income	2.8	2.3

(1)	Audit services include audit of our Consolidated Financial Statements. In 2011, $0.1 million (2010: $0.1 million) of audit services fees relates to the Parent Company.

(2)	Other assurance services are for assurance and related services that are traditionally performed by the independent auditor, including comfort letters, statutory audits, interim reviews, due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

(3)	Tax fees consist of fees for professional services for tax compliance, tax advice and tax planning. This category includes fees related to preparation and review of tax returns.

For additional information regarding directors’ shareholdings, share options and compensation, please refer to the Report of the Leadership, Development and Compensation Committee (LDCC) on pages 64 to 74 which forms part of the Directors’ Report.

112	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

12. Income Tax

The components of the income tax expense for the years ended 31 December from continuing and discontinued operations were as follows:

	2011 $m	2010 $m
Continuing Operations
Current tax (benefit)/expense	(8.0)	0.9
Deferred tax expense/(benefit)—origination and reversal of timing differences	75.1	(8.1)
Income tax expense/(benefit)—continuing operations	67.1	(7.2)
Discontinued Operations
Current tax expense	0.8	1.1
Deferred tax expense	3.2	7.5
Income tax expense—discontinued operations	4.0	8.6
Total Operations
Current tax (benefit)/expense	(7.2)	2.0
Deferred tax expense/(benefit)—origination and reversal of timing differences	78.3	(0.6)
Total income tax expense	71.1	1.4

The 2011 income tax expense for continuing and discontinued operations of $71.1 million reflects federal and state taxes at standard rates in the jurisdictions in which we operate, foreign withholding tax and includes a deferred tax expense of $78.3 million.

The 2010 income tax expense for continuing and discontinued operations of $1.4 million reflects state taxes, Irish income derived from qualifying patents, other taxes in jurisdictions in which we operate, foreign withholding tax and a net deferred tax credit of $0.6 million.

The 2011 deferred tax expense for continuing and discontinued operations of $78.3 million includes one-time non cash charges of $60.8 million. Of the $60.8 million one-time charges, $17.9 million is due to changes in the expected recoverability of our federal tax credits and $42.9 million arises due to the application of new state tax income attribution rules. Following the introduction of these new state tax income attribution rules, we no longer expect to benefit from certain state tax loss and credit carryforwards and have reduced our state DTAs by this amount. We expect that our future state cash taxes and our future effective tax rates will be lower as a result of the application of the new rules, which became effective for tax years commencing on or after 1 January 2011. Both the $17.9 million federal tax credits and the $42.9 million state tax DTAs had been recognised in 2008 when it was considered more likely than not that the company would be able to utilise these benefits. The movements in the deferred tax balances are set out in the tables on pages 115.

The net deferred tax credit for continuing and discontinued operations of $0.6 million for 2010 relates to the net origination of temporary differences.

Elan Corporation, plc 2011 Annual Report	113

A reconciliation of the expected tax expense for continuing and discontinued operations is computed by applying the standard Irish tax rate to profit/(loss) before tax and the reconciliation to the actual tax expense is as follows:

	2011 $m	2010 $m
Net loss before tax from continuing operations	(163.2)	(382.1)
Net income before tax from discontinued operations	764.1	60.9
Net income before tax (continuing and discontinued operations)	600.9	(321.2)
Irish standard tax rate	12.5%	12.5%
Taxes at the Irish standard rate	75.1	(40.2)
Irish income at rates other than the standard rate	(47.8)	(0.6)
Foreign income at rates other than the Irish standard rate	(29.7)	(68.7)
Impact of new state tax rules	42.9	—
Losses creating no income tax benefit	1.5	46.7
Zonegran settlement	—	59.2 (1)
Non-deductible expenses	7.7	3.4
R&D tax credit	(0.4)	(2.3)
Change in expected recovery of DTAs	17.9	—
Other	3.9	3.9
Income tax expense on loss	71.1	1.4

(1)	$169.2 million of the $206.3 million settlement provision charge related to the Zonegran global settlement resolving all U.S. federal and related state Medicaid claims will not be deductible for tax purposes, thus creating a $59.2 million difference in the 2010 tax rate reconciliation.

The Irish income rate differential reconciling item of $47.8 million for the year ended 31 December 2011, primarily relates to an Irish capital gains tax participation exemption following the sale of EDT.

The foreign rate differential reconciling item of $29.7 million for the year ended 31 December 2011, was comprised of a $33.2 million tax reduction related to the Bermudian income, partially offset by an increase in tax of $2.0 million related to the U.S. income and an increase of $1.5 million related to ROW income.

The foreign rate differential reconciling item of $68.7 million for the year ended 31 December 2010, was comprised of a $46.4 million tax reduction related to the Zonegran settlement charge of $206.3 million, and a $33.5 million tax reduction related to Bermudian income, partially offset by an increase in tax of $11.2 million related to U.S. income.

Our net deferred taxation asset at 31 December was as follows:

	2011 $m	2010 $m
Deferred taxation liabilities:
Property, plant and equipment	(0.3)	(4.4)
Total deferred taxation liabilities	(0.3)	(4.4)
Deferred taxation assets:
Reserves/provisions, tax credits and capitalised items	85.0	140.4
Deferred interest	5.1	3.2
Net operating losses	6.1	35.2
Share-based compensation – net operating losses	165.7	157.5
Share-based compensation – outstanding awards	18.2	4.8
Total deferred taxation assets	280.1	341.1
Net deferred taxation asset	279.8	336.7

114	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

The movement in temporary differences during the year were as follows:

	Balance 1 January 2011 $m	Recognised in Profit or Loss $m	Recognised in Equity $m	Balance 31 December 2011 $m
Deferred taxation liabilities:
Property, plant and equipment	(4.4)	4.1	—	(0.3)
Total deferred taxation liabilities	(4.4)	4.1	—	(0.3)
Deferred taxation assets:
Reserves/provisions, tax credits and capitalised items	140.4	(55.4)	—	85.0
Deferred interest	3.2	1.9	—	5.1
Net operating losses	35.2	(29.1)	—	6.1
Share-based compensation—net operating losses	157.5	0.2	8.0	165.7
Share-based compensation—outstanding awards	4.8	—	13.4	18.2
Total deferred taxation asset	341.1	(82.4)	21.4	280.1
Net deferred taxation asset	336.7	(78.3)	21.4	279.8

	Balance 1 January 2010 $m	Recognised in Profit or Loss $m	Recognised in Equity $m	Balance 31 December 2010 $m
Deferred taxation liabilities:
Property, plant and equipment	(7.6)	3.2	—	(4.4)
Total deferred taxation liabilities	(7.6)	3.2	—	(4.4)
Deferred taxation assets:
Reserves/provisions, tax credits and capitalised items	166.4	(26.0)	—	140.4
Deferred interest	—	3.2	—	3.2
Net operating losses	21.0	14.2	—	35.2
Share-based compensation—net operating losses	159.4	6.0	(7.9)	157.5
Share-based compensation—outstanding awards	4.9	—	(0.1)	4.8
Total deferred taxation asset	351.7	(2.6)	(8.0)	341.1
Net deferred taxation asset	344.1	0.6	(8.0)	336.7

The following DTAs have not been recognised in the balance sheet as it is not probable that the assets will be realised in the future:

	2011 $m	2010 $m
Net operating losses	317.5	399.2
Tax credits	52.2	5.5
Reserves/provision and capitalised items	10.6	12.8
Deferred interest	231.3	212.2
Other	13.0	3.3
Total	624.6	633.0

Elan Corporation, plc 2011 Annual Report	115

The gross amount of unused tax loss carryforwards with their expiry dates is as follows:

	Ireland 2011 $m	U.S. State 2011 $m	U.S. Federal 2011 $m	Rest of World 2011 $m	Total 2011 $m
One year	—	2.3	—	8.6	10.9
Two years	—	—	—	5.5	5.5
Three years	—	—	—	—	—
Four years	—	41.0	—	—	41.0
Five years	—	83.3	—	—	83.3
More than five years	2,477.0	74.8	494.6	0.7	3,047.1
Total	2,477.0	201.4	494.6	14.8	3,187.8

	Ireland 2010 $m	U.S. State 2010 $m	U.S. Federal 2010 $m	Rest of World 2010 $m	Total 2010 $m
One year	—	—	—	8.7	8.7
Two years	—	2.3	—	6.6	8.9
Three years	—	—	—	5.5	5.5
Four years	—	—	—	—	—
Five years	—	41.7	—	—	41.7
More than five years	3,155.5	178.4	517.1	1.5	3,852.5
Total	3,155.5	222.4	517.1	22.3	3,917.3

At 31 December 2011, certain of our Irish subsidiaries had net operating loss carryovers for income tax purposes of $2,477.0 million. These can be carried forward indefinitely but are limited to the same trade/trades.

At 31 December 2011, certain U.S. subsidiaries had net operating loss carryovers for federal income tax purposes of approximately $494.6 million and for state income tax purposes of approximately $201.4 million. These net operating losses include stock option deductions. The federal net operating losses expire from 2018 to 2031. The state net operating losses expire from 2012 to 2031. In addition, at 31 December 2011, certain U.S. subsidiaries had federal research and orphan drug credit carryovers of $52.3 million and alternative minimum tax (AMT) credits of $6.0 million. The $38.2 million of research credits will expire from 2018 through 2031 and the $14.1 million of orphan drug credits will expire from 2013 through 2020. It is more likely than not that $4.4 million of the orphan drug credits and $17.9 million of research credits will not be utilised before they expire therefore we have not recognised these credits as a deferred tax benefit. The AMT credits will not expire. Certain U.S. subsidiaries also had state credit carryovers of $45.9 million ($29.9 million net of federal tax benefit), mostly state research credits, which can be carried to subsequent tax years indefinitely. However due to changes to state tax income attribution rules it is more likely than not that the U.S. subsidiaries will not benefit from its state research credit carryovers therefore we have not recognised these credits as a deferred tax benefit. We may have had “changes in ownership” as described in the U.S. Internal Revenue Code (IRC) Section 382 in 2011. We do not think the effects from potential IRC Section 382 limitations will have a significant impact on the utilisation of net operating losses.

The remaining loss carryovers of $14.8 million have arisen in The Netherlands and are subject to time limits and other local rules.

No taxes have been provided for the unremitted earnings of our overseas subsidiaries as any tax basis differences relating to investments in these overseas subsidiaries are considered to be permanent in duration. Cumulative unremitted earnings of overseas subsidiaries totalled approximately $2,973.9 million at 31 December 2011 (2010: $2,708.9 million). Unremitted earnings may be liable to overseas taxes or Irish taxation if they were to be distributed as dividends. It is impracticable to determine at this time the potential amount of additional tax due upon remittance of such earnings.

116	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

Our tax balance at 31 December was as follows:

	2011 $m	2010 $m
Income tax prepayments	(3.2)	(3.1)
Income tax payable—non-current	5.5	14.2
Income tax payable—current	0.1	—
Total	2.4	11.1

13. Discontinued Operations

On 16 September 2011, we announced the completion of the merger between Alkermes, Inc. and EDT following the approval of the merger by Alkermes, Inc. shareholders on 8 September 2011. Alkermes, Inc. and EDT were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, we received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc common stock. At the close of the transaction, we held approximately 25% of the equity of Alkermes plc, with the existing shareholders of Alkermes, Inc. holding the remaining 75% of the equity. Alkermes plc shares are registered in the United States and trade on the NASDAQ stock market. Our equity interest in Alkermes plc was recorded as an investment in associate on the Consolidated Balance Sheet at an initial carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

On 13 March 2012, we announced that we had sold 24.15 million of the ordinary shares that we held in Alkermes plc for net proceeds of approximately $381 million after deduction of underwriter fees. We continue to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest, and our remaining shareholding is subject to legal and contractual transfer restrictions. As we no longer have the ability to exercise significant influence over Alkermes plc after the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc will be recorded as an available-for-sale investment.

The results of EDT are presented as a discontinued operation in the 2011 Consolidated Income Statement and the comparative amounts have been restated to reflect this classification.

Elan Corporation, plc 2011 Annual Report	117

(a)	Income statement

The income statement financial information relating to the EDT business for the period to 16 September 2011, the date of divestment of the EDT business, and for the year ended 31 December 2010 is set out below:

	2011 $m	2010 $m
Product revenue	168.0	261.4
Contract revenue	9.9	12.7
Total revenue	177.9	274.1
Cost of sales	67.2	118.1
Gross profit	110.7	156.0
Selling, general and administrative expenses	26.1	41.2
Research and development expenses	48.9	53.7
Legal settlement gains	(84.5)	—
Operating profit	120.2	61.1
Net interest expense	0.1	0.2
Net income before tax from discontinued operations	120.1	60.9
Income tax expense	4.0	8.6
Net income before net gain on divestment from discontinued operations	116.1	52.3
Net gain on divestment of EDT business	644.0	—
Net income from discontinued operations (net of tax)	760.1	52.3
Basic earnings per Ordinary Share	1.29	0.09
Diluted earnings per Ordinary Share	1.28	0.09

(b)	Cash flows

There were no cash flows from financing activities attributable to EDT in the period to 16 September 2011 and for the year ended 31 December 2010. The net cash flows attributable to the operating and investing activities relating to the EDT business for the period to 16 September 2011, the date of divestment of the EDT business, and for the year ended 31 December 2010 are disclosed below:

	2011 $m	2010 $m
Net cash provided by operating activities	114.4	112.3
Net cash used in investing activities	(7.8)	(15.3)
Net cash provided by discontinued operation	106.6	97.0

118	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

(c)	Revenue

Revenue relating to the EDT business for the period to 16 September 2011, the date of divestment of the EDT business, and for the year ended 31 December 2010 is disclosed below:

	2011 $m	2010 $m
Product revenue:
Manufacturing revenue and royalties:
TriCor® 145	35.5	54.5
Focalin® XR/Ritalin® LA	25.9	33.0
Ampyra®	22.6	56.8
Verelan®	18.1	21.8
Naprelan®	5.9	12.6
Skelaxin®	—	5.9
Other	60.0	76.8
Total manufacturing revenue and royalties	168.0	261.4
Contract revenue:
Research revenue	6.0	8.2
Milestone payments	3.9	4.5
Total contract revenue	9.9	12.7
Total revenue from the EDT business	177.9	274.1

Revenue by region (by destination of customer) relating to the EDT business for the period to 16 September 2011, the date of divestment of the EDT business, and for the year ended 31 December 2010 is disclosed below:

	2011 $m	2010 $m
Region:
Country of domicile–Ireland	37.7	56.0
United States	117.3	189.6
Rest of world	22.9	28.5
Total revenue from EDT business	177.9	274.1

(d)	Other charges

Other charges relating to the EDT business for the period to 16 September 2011, the date of divestment of the EDT business, and for the year ended 31 December 2010 are disclosed below:

2011

	Cost of Sales $m	SG&A $m	R&D $m	Total $m
Severance, restructuring and other costs	0.2	1.6	8.2	10.0
Asset impairment charges	—	—	6.4	6.4
Total other charges from discontinued operations	0.2	1.6	14.6	16.4

Elan Corporation, plc 2011 Annual Report	119

2010

	Cost of Sales $m	SG&A $m	R&D $m	Total $m
Severance, restructuring and other costs	2.1	0.2	—	2.3
Total other charges from discontinued operations	2.1	0.2	—	2.3

During 2011, EDT incurred severance, restructuring and other costs of $10.0 million (2010: $2.3 million), and asset impairment charges of $6.4 million (2010: $Nil) arising from the closure of the King of Prussia, Pennsylvania site in 2011. The severance, restructuring and other costs of $2.3 million in 2010 arose from the realignment of resources to meet our business structure.

(e)	Legal settlement gains

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis Biosciences, Inc. (Abraxis, since acquired by Celgene Corporation) had infringed a patent owned by us in relation to the application of NanoCrystal® technology to Abraxane®. We were awarded $55 million, applying a royalty rate of 6% to sales of Abraxane from 1 January 2005 through 13 June 2008 (the date of the verdict), though the judge had yet to rule on post-trial motions or enter the final order. This award and damages associated with the continuing sales of the Abraxane product were subject to interest. In February 2011, we entered into an agreement with Abraxis to settle this litigation. As part of the settlement agreement with Abraxis, we received $78.0 million in full and final settlement in March 2011 and recorded a gain of this amount. No continuing royalties will be received by us in respect of Abraxane.

During 2011, we entered into an agreement with Alcon Laboratories, Inc. (Alcon) to settle litigation in relation to the application of NanoCrystal technology. As part of the settlement agreement with Alcon, we received $6.5 million in full and final settlement.

(f)	Net gain on divestment of EDT business

The net gain recorded on divestment of the EDT business amounted to $644.0 million, principally reflecting the carrying amount of our investment in Alkermes plc at the close of the transaction and the $500.0 million in total cash consideration less the carrying amount of the divested net assets of the EDT business along with transaction and other costs.

The net gain of $644.0 million recorded in 2011 was calculated as follows:

$m
Cash consideration	500.0
Investment in Alkermes plc	528.6
Total consideration	1,028.6
Property, plant and equipment	(202.0)
Goodwill and other intangible assets	(68.6)
Working capital and other net assets	(73.4)
Pension plan curtailment gain	6.3
Foreign currency translation reserve	(11.1)
Transaction and other costs	(35.8)
Net gain on divestment of business	644.0

14. Net Loss Per Share

Basic earnings/(loss) per share is computed by dividing the net income/(loss) for the period available to ordinary shareholders by the weighted average number of Ordinary Shares outstanding during the period. Diluted earnings/(loss) per share is computed by dividing the net income/(loss) for the period by the weighted average number of Ordinary Shares outstanding and, when dilutive, adjusted for the effect of all potentially dilutive shares, including share options and RSUs.

120	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

The following table sets forth the computation for basic and diluted net loss per share for the years ended 31 December:

	2011	2010
Numerator (amounts in $m):
Basic and diluted net loss from continuing operations	$(230.3)	$(374.9)
Basic and diluted net income from discontinued operations	$760.1	$52.3

Basic earnings/(loss) per share
Denominator (amounts in millions):
Basic weighted-average shares outstanding (in millions)—continuing and discontinued operations	587.6	584.9
Basic earnings/(loss) per share:
From continuing operations	$(0.39)	$(0.64)
From discontinued operations	$1.29	$0.09

Diluted earnings/(loss) per share
Denominator (amounts in millions):
Diluted weighted-average shares outstanding (in millions)—continuing operations	587.6	584.9
Diluted weighted-average shares outstanding (in millions)—discontinued operations	593.5 (1)	587.7	(1)
Diluted earnings/(loss) per share:
From continuing operations	$(0.39)	$(0.64)
From discontinued operations	$1.28	$0.09

(1)	Since there was net income from discontinued operations in 2011 and 2010, the dilutive potential shares are not anti-dilutive for the discontinued earnings per share.

As at 31 December 2011, there were 23.4 million (2010: 22.9 million) share options and RSUs outstanding that could potentially have had a dilutive impact on EPS from continuing operations but were anti-dilutive in 2011 and 2010.

15. Payroll and Related Benefits

The aggregate payroll costs of employees from continuing and discontinued operations were as follows:

	2011 $m	2010 $m
Wages and salaries	126.5	152.2
Social security costs	9.6	11.3
Pension costs of defined contribution plans	3.6	4.5
Share-based compensation	35.3	31.7
Pension plan curtailment gain	(6.3)	—
Charge in respect of defined benefit plans	4.5	3.7

Total payroll costs	173.2	203.4

The average number of employees was as follows:

	2011	2010
R&D	341	477
Manufacturing	344	499
Sales and administration	217	297
Average number of persons employed	902	1,273

At 31 December 2011, we had 412 employees (2010: 1,219 employees) worldwide.

Elan Corporation, plc 2011 Annual Report	121

16. Pension and Other Employee Benefit Plans

Pensions

(i)	Defined benefit schemes

We fund the pensions of certain employees based in Ireland through two defined benefit plans. These plans were closed to new entrants from 31 March 2009 and a defined contribution plan was established for employees in Ireland hired after this date.

In general, on retirement, eligible employees in the staff scheme are entitled to a pension calculated at 1/60th (1/52nd for the executive scheme) of their final salary for each year of service, subject to a maximum of 40 years (35 years in the executive scheme). These plans are managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a qualified professional actuary. The investments of the plans at 31 December 2011 consisted of units held in independently administered funds.

The principal actuarial assumptions used for the purpose of the actuarial valuations were as follows:

	31 December 2011	31 December 2010
Discount rate	4.3%	4.7%
Return on plan assets	5.5%	6.2%
Inflation rate	2.0%	2.1%
Pension increases in payment (where applicable)(1)	2.0%	2.1%
Future salary increases	3.4%	3.5%

(1)	Pension increases in payment are in line with inflation (capped at 5%) for certain members and nil for other members.

The discount rate of 4.3% at 31 December 2011 was determined by reference to yields on high-quality fixed-income investments, having regard to the duration of the plans’ liabilities. The average duration of both defined benefit plans is greater than 20 years. Since no significant market exists for high-quality fixed income investments in Ireland and, following the crisis in the credit markets, the number of AA-rated corporate bonds with long durations is limited, the assumed discount rate of 4.3% per annum at 31 December 2011, was determined based on a yield curve derived by reference to government bonds with an added corporate bond spread derived from the Merrill Lynch 10+ AA corporate bond index.

As at 31 December 2011, the expected long-term rate of return on assets of 5.5% (2010: 6.2%) was calculated based on the assumptions of the following returns for each asset class:

	31 December 2011	31 December 2010
Equities	7.0%	7.3%
Property	6.0%	6.3%
Bonds	3.5%	3.8%
Cash	2.0%	2.1%
Absolute return fund	6.0%	5.5%

As at 31 December 2011, the assumed return on equities has been derived as the assumed return on bonds plus an assumed equity risk premium of 3.5% (2010: 3.5%).

As at 31 December 2011, the expected return on property has been chosen by allowing for a property risk premium of 2.5% (2010: 2.5%) above the expected return on bonds.

The expected government bond returns are set equal to the yield on the government bonds of appropriate duration as at the date of measurement.

The investment in an absolute return fund aims to provide an absolute return with a lower volatility than the target returns.

In Ireland, post-retirement mortality rates are calculated using 62% of the mortality rates of the PNML00 mortality tables for males and 70% of the mortality rates of the PNFL00 mortality tables for females. To make an allowance for expected future

122	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

increases in average life expectancy, plan benefit obligations for each plan member are increased by 0.39% per annum to retirement age. This approach to post-retirement mortality is used in the standard transfer value basis set out in Actuarial Standard of Practice ASP Pen-2, issued by the Society of Actuaries in Ireland.

The average life expectancy of a current pensioner retiring at the age of 65:

	2011	2010
Females	23.4	23.3
Males	21.7	21.6

The average life expectancy in years of a pensioner retiring at the age of 65 in 10 years:

	2011	2010
Females	24.4	24.3
Males	22.6	22.5

The average life expectancy in years of a pensioner retiring at the age of 65 in 20 years:
	2011	2010
Females	25.3	25.2
Males	23.5	23.4

The amount recognised in the Consolidated Balance Sheet in respect of our defined benefit plans is as follows:

	2011 $m	2010 $m
Present value of defined benefit obligations	(99.7)	(97.3)
Fair value of plan assets	87.5	77.4
Present value of unfunded status	(12.2)	(19.9)
Unamortised net actuarial losses	39.2	30.4
Net asset	27.0	10.5

Amounts recognised in the Consolidated Income Statement in respect of our defined benefit plans:

	2011 $m	2010 $m
Service cost	3.4	3.2
Interest cost	4.6	4.2
Expected return on plan assets	(5.0)	(4.9)
Amortisation of net actuarial loss	1.5	1.2
Curtailment gain	(6.3)	—
Net periodic pension costs	(1.8)	3.7

Elan Corporation, plc 2011 Annual Report	123

Changes in the present value of the defined benefit obligations of the plans are as follows:

	2011 $m	2010 $m
Defined benefit obligation at 1 January	97.3	87.5
Service cost	3.4	3.2
Interest cost	4.6	4.2
Plan participants’ contributions	1.5	1.7
Actuarial loss	6.7	7.8
Benefits paid and other disbursements	(1.6)	(1.3)
Curtailment gain	(8.8)	—
Foreign currency exchange rate changes	(3.4)	(5.8)
Defined benefit obligation at 31 December	99.7	97.3

Changes in the fair value of the plans’ assets are as follows:

	2011 $m	2010 $m
Fair value of the plan assets at 1 January	77.4	71.3
Expected return on plan assets	5.0	4.9
Actuarial (loss)/gain on plan assets	(7.7)	2.5
Employer contribution	16.2	3.0
Plan participants’ contributions	1.5	1.7
Benefits paid and other disbursements	(1.6)	(1.4)
Foreign currency exchange rate changes	(3.3)	(4.6)
Fair value of plan assets at 31 December	87.5	77.4

Following the divestment of the EDT business on 16 September 2011, the pension accrual ceased for EDT active members of the defined benefit pension plans. This resulted in a curtailment gain of $6.3 million, comprised of an $8.8 million reduction in the defined benefit obligation offset by $2.2 million related to the allocation of unrecognised actuarial losses associated with the curtailed portion of the pension obligation and $0.3 million related to foreign exchange. This curtailment gain has been reported as part of the net gain on divestment of the EDT business and is included in the net income from discontinued operation line item in the Consolidated Income Statement. For additional information on the divestment of the EDT business, please refer to Note 13.

The fair value of the plans’ assets at 31 December is analysed as follows:

	2011 $m	2010 $m
Equities	41.2	46.6
Bonds	16.2	16.0
Absolute return fund	17.9	14.1
Cash	11.6	—
Property	0.6	0.7
Total fair value of plan assets	87.5	77.4

The plans’ assets do not include any of our own financial instruments, nor any property occupied by, or other assets used by us.

124	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

A portion of the assets are allocated to low-risk investments, which are expected to move in a manner consistent with that of the liabilities. The balances of the assets are allocated to performance-seeking investments designed to provide returns in excess of the growth in liabilities over the long term. The key risks relating to the plan assets are as follows:

•

Interest rate risk—the risk that changes in interest rates result in a change in value of the liabilities not reflected in the changes in the asset values. This risk is managed by allocating a portion of the trusts’ assets to assets that are expected to behave in a manner similar to the liabilities.

•

Inflation risk—the risk that the inflation-linked liabilities of salary growth and pension increases increase at a faster rate than the assets held. This risk is managed by allocating a portion of the plans’ to investments with returns that are expected to exceed inflation.

•

Market risk—the risk that the return from assets is not sufficient to meet liabilities. This risk is managed by monitoring the performance of the assets and requesting regular valuations of the liabilities. A professionally qualified actuary performs regular valuations of the plans and the progress of the assets is examined against the plans’ funding target. Further, the assets of the plans are invested in a range of asset classes in order to limit exposure to any particular asset class or security.

•

Manager risk—the risk that the chosen manager does not meet its investment objectives, or deviates from its intended risk profile. This risk is managed by regularly monitoring the managers responsible for the investment of the assets relative to the agreed objectives and risk profile.

•

Cash flow risk—the risk that the cash flow needs of the plan requires a disinvestment of assets at an inopportune time. As part of the asset allocation strategy, the proportion of assets held by the plans in liability matching assets will explicitly consider the cash flows expected to arise in the near term.

The history of the plans for the current and prior periods is as follows:

	2011 $m	2010 $m	2009 $m	2008 $m	2007 $m
Present value of the defined benefit obligation	(99.7)	(97.3)	(87.5)	(64.3)	(67.7)
Fair value of plan assets	87.5	77.4	71.3	50.9	76.5
(Unfunded)/overfunded status	(12.2)	(19.9)	(16.2)	(13.4)	8.8
Experience adjustments on plan assets	(7.7)	2.5	11.9	(33.0)	(6.3)
Experience adjustments on plan liabilities	0.5	1.8	3.7	(1.4)	(1.8)

We expect to contribute approximately $2.7 million to our defined benefit plans in 2012.

At 31 December 2011, the impact of certain changes in the principal assumptions on the projected benefit obligation, service cost and net periodic pension cost is as follows:

	increase/(decrease) in Defined Benefit Obligation $m	increase/(decrease) in Service Cost $m	increase/(decrease) in Net Periodic Pension Cost $m
Increase of 0.25% in discount rate	(6.8)	(0.1)	(0.6)
Decrease of 0.25% in discount rate	7.4	0.1	0.6
Increase of 0.25% in salary and inflation rates	7.0	0.1	0.9
Decrease of 0.25% in salary and inflation rates	(6.5)	(0.1)	(0.9)
Increase of one year in life expectancy	2.8	—	0.4
Decrease of one year in life expectancy	(2.8)	—	(0.4)
Increase of 0.25% in pension increase assumption	2.7	—	0.3
Decrease of 0.25% in pension increase assumption	(2.5)	—	(0.3)

Elan Corporation, plc 2011 Annual Report	125

(ii)	Defined contribution schemes

We operate a number of defined contribution retirement plans. The costs of these plans are charged to the income statement in the period they are incurred. In 2011, total expense related to the defined contribution plans was $3.6 million (2010: $4.5 million).

Employee Savings and Retirement Plan 401(k)

We maintain a 401(k) retirement savings plan for our employees based in the United States. Participants in the 401(k) plan may contribute up to 80% of their annual compensation (prior to 1 January 2010, participants could contribute up to a maximum of 100% of their annual compensation), limited by the maximum amount allowed by the IRC. We match 3% of each participating employee’s annual compensation on a quarterly basis and may contribute additional discretionary matching up to another 3% of the employee’s annual qualified compensation. Our matching contributions are vested immediately. In 2011, we recorded $3.2 million (2010: $4.0 million) of expense in connection with the matching contributions under the 401(k) plan.

Irish Defined Contribution Plan

On 1 April 2009, we introduced a defined contribution plan for employees based in Ireland who joined the Company on or after that date. Under the plan, we will match up to 15% of each participating employee’s annual eligible income on a monthly basis. For 2011, we recorded $0.4 million (2010: $0.5 million) of expense in connection with the matching contributions under the Irish defined contribution plan.

17. Goodwill and Other Intangible Assets

	Patents, Licences & Other $m	Acquired IPR&D $m	Goodwill $m	Total $m
Cost:
At 1 January 2010	905.5	361.9	45.2	1,312.6
Additions	3.4	9.0	—	12.4
Impairment	—	(5.0)	—	(5.0)
Disposals	(517.0)	(267.9)	—	(784.9)
At 31 December 2010	391.9	98.0	45.2	535.1
Additions	2.6	—	—	2.6
Impairment	(0.3)	—	—	(0.3)
Disposals	(127.4)	(41.6)	(45.2)	(214.2)
At 31 December 2011	266.8	56.4	—	323.2
Accumulated amortisation:
At 1 January 2010	(748.4)	(300.9)	—	(1,049.3)
Amortised in year	(26.0)	(3.9)	—	(29.9)
Impairment	(0.9)	—	—	(0.9)
Disposals	502.8	267.9	—	770.7
At 31 December 2010	(272.5)	(36.9)	—	(309.4)
Amortised in year	(15.9)	(2.5)	—	(18.4)
Disposals	124.1	21.5	—	145.6
At 31 December 2011	(164.3)	(17.9)	—	(182.2)
Net book value: 31 December 2011	102.5	38.5	—	141.0
Net book value: 31 December 2010	119.4	61.1	45.2	225.7

126	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

At 31 December 2011, the components of the carrying value of patents, licences and acquired IPR&D, which have remaining useful lives between 1 and 10 years, were as follows:

	2011 $m	2010 $m
Tysabri	111.4	125.9
Other intangible assets	29.6	54.6
Total patents, licences and acquired IPR&D	141.0	180.5

On 16 September 2011, we announced the completion of the merger between Alkermes, Inc. and EDT. As part of this transaction, we disposed of patents, licenses, intellectual property and other intangible assets related to EDT with a net book value of $23.4 million. We also disposed of goodwill of $45.2 million which was allocated to the EDT business. For additional information on this transaction, refer to Note 13.

In 2011, we also recorded an impairment charge of $0.3 million (2010: $0.9 million) in respect of computer software which will no longer be utilised.

In December 2010, we modified our Collaboration Agreement with Transition Therapeutics, Inc. (Transition) and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement. Under this amendment, we agreed to pay Transition $9.0 million, which has been capitalised in acquired IPR&D. The $9.0 million payment was made in January 2011. Under the modified Collaboration Agreement, Transition will be eligible to receive a further $11.0 million payment upon the commencement of the next ELND005 clinical trial, and will no longer be eligible to receive a $25.0 million milestone payment that would have been due upon the commencement of a Phase 3 trial for ELND005 under the terms of the original agreement.

We divested our Prialt assets and rights to Azur in May 2010. As part of the Prialt divestment, we disposed of patents, licenses and intellectual property with a net book value of $14.0 million (comprised of cost of $93.5 million net of accumulated amortisation of $79.5 million) and acquired IPR&D with a net book value of $Nil (cost of $260.9 million less accumulated amortisation of $260.9 million). For additional information relating to the net loss on Prialt divestment, please refer to Note 7. Other disposals during 2010 include the write-off of the fully amortised Maxipime and Azactam intangible assets as we ceased distribution of both products in 2010 (comprised of cost of $409.0 million net of accumulated amortisation of $409.0 million).

During 2010, we recorded an impairment charge of $5.0 million associated with the termination of the Licence Agreement with PharmatrophiX.

We have acquired and have entered into collaboration agreements with companies engaged in R&D activities as we expect the intellectual property created through those companies’ R&D processes to result in a future earnings stream. Acquired IPR&D represents a portion of the acquisition purchase price or collaboration licence fee that we attribute to the value of the R&D activity undertaken by those companies prior to the acquisition or collaboration, as applicable. It is not a payment for R&D activity but rather for the value created through previous R&D activity. Acquired IPR&D is capitalised as an intangible asset and is amortised over its useful economic life. The useful economic life is the period over which we expect to derive economic benefits. The useful economic life of acquired IPR&D generally commences upon the generation of product revenue from the acquired IPR&D. Pharmaceutical products cannot be marketed until the successful completion of R&D and the receipt of regulatory approval to market.

Elan Corporation, plc 2011 Annual Report	127

The amortisation charge for total intangible assets is recognised in the following line items in the Consolidated Income Statement:

	2011 $m	2010 $m
Cost of sales	11.1	11.1
Selling, general and administrative expenses	3.5	4.5
Research and development expenses	2.6	2.5
Amortisation charge—continuing operations	17.2	18.1
Amortisation charge—discontinued operations	1.2	11.8
Total amortisation charge for intangible assets	18.4	29.9

18. Property, Plant and Equipment

	Land &(1) Buildings $m	Plant & Equipment $m	Total $m
Cost:
At 1 January 2010	353.0	304.5	657.5
Additions	24.3	16.5	40.8
Disposals	(1.4)	(1.1)	(2.5)
At 31 December 2010	375.9	319.9	695.8
Additions	19.4	9.4	28.8
Impairment	(29.8)	(14.6)	(44.4)
Disposals	(283.3)	(250.8)	(534.1)
At 31 December 2011	82.2	63.9	146.1
Accumulated depreciation:
At 1 January 2010	(143.1)	(221.6)	(364.7)
Charged in year	(13.4)	(21.5)	(34.9)
Impairment	(10.7)	(0.3)	(11.0)
Disposals	—	2.3	2.3
At 31 December 2010	(167.2)	(241.1)	(408.3)
Charged in year	(8.6)	(11.3)	(19.9)
Impairment	21.5	12.9	34.4
Disposals	132.6	198.3	330.9
At 31 December 2011	(21.7)	(41.2)	(62.9)
Net book value: 31 December 2011	60.5	22.7	83.2
Net book value: 31 December 2010	208.7	78.8	287.5

(1)	Land and buildings include leasehold improvement assets.

On 16 September 2011, we announced the completion of the merger between Alkermes, Inc. and EDT. In connection with this transaction, we disposed of land and buildings with a net book value of $150.7 million and plant and equipment with a net book value of $51.3 million related to EDT. For additional information on this transaction, refer to Note 13.

During 2011, we recorded an asset impairment charge of $10.0 million in the Consolidated Income Statement relating to a consolidation of facilities in South San Francisco and the closure of EDT’s King of Prussia, Pennsylvania site. In 2010, the asset impairment charge of $11.0 million related to the consolidation of facilities in South San Francisco.

The net book value of assets acquired under capital leases at 31 December 2011 amounted to $Nil (2010: $1.5 million). Depreciation expense for these assets for the year ended 31 December 2011 amounted to $0.3 million (2010: $1.4 million).

128	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

The depreciation charge for property, plant and equipment is recognised in the following line items in the income statement:

	2011 $m	2010 $m
Cost of sales	—	0.7
Selling, general and administrative expenses	8.1	9.0
Research and development expenses	4.5	4.3
Depreciation charge—continuing operations	12.6	14.0
Depreciation charge—discontinued operations	7.3	20.9
Total depreciation charge for property, plant and equipment	19.9	34.9

19. Available-for-Sale Investments

Non-current available-for-sale investments include the following:

	2011 $m	2010 $m
Unquoted equity securities	8.4	8.7
Debt securities—non-current	—	0.2
Available-for-sale investments—non-current	8.4	8.9

During 2011, we disposed of our non-current debt securities. At 31 December 2010, the non-current debt securities balance consisted of an investment in ARS, which had a fair market value of $0.2 million, including an unrealised loss of $0.1 million.

Non-current unquoted equity securities are comprised of the fair value of investments in small privately held biotechnology companies.

Current available-for-sale investments include the following:

	2011 $m	2010 $m
Quoted equity securities	0.3	2.0
Available-for-sale investments—current	0.3	2.0

At 31 December 2011 and 2010, current available-for-sale securities consisted of equity investments in emerging pharmaceutical and biotechnology companies. The fair value of these securities was $0.3 million at 31 December 2011 (2010: $2.0 million).

Movements on available-for-sale investments in equity were as follows:

	2011 $m	2010 $m
Net loss recorded in other comprehensive income	(2.4)	—
Net loss transferred from other comprehensive income to the income statement	—	(4.2)
Total	(2.4)	(4.2)

Elan Corporation, plc 2011 Annual Report	129

20. Other Assets

	2011 $m	2010 $m
Other non-current assets:
Pension assets	27.0	10.5
Deferred consideration	—	10.2
Other non-current assets	13.4	13.9
Total other non-current assets	40.4	34.6

	2011 $m	2010 $m
Other current assets:
Deferred consideration	11.4	—
Prepayments	10.8	11.6
Other receivables	3.5	3.8
Total other current assets	25.7	15.4

The deferred consideration balance relates to the present value of deferred non-contingent consideration receivable from Azur in respect of the divestment of the Prialt assets and rights in May 2010. The deferred non-contingent consideration receivable balance has been reclassified from other non-current assets as we expect to receive this consideration during 2012.

21. Inventory

Our product inventory at 31 December consisted of the following:

	2011 $m	2010 $m
Raw materials	—	10.0
Work-in-process	—	6.0
Finished goods	23.8	23.0
Total inventory	23.8	39.0

The replacement cost of inventory does not differ materially from its carrying value. The decrease in the inventory balance is principally due to the divestment of the EDT business. The expense recognised in respect of write-downs of inventory was $1.0 million (2010: $4.9 million).

22. Accounts Receivable

Our accounts receivable at 31 December consisted of the following:

	2011 $m	2010 $m
Accounts receivable	167.7	192.0
Less amounts provided for doubtful accounts	—	(0.4)
Accounts receivable, net	167.7	191.6

The decrease in the accounts receivable balance is principally due to the divestment of the EDT business. For additional information, refer to Note 13.

130	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

Our provision for doubtful debts activity was as follows:

	2011 $m	2010 $m
Provision for doubtful debts:
Balance at 1 January	(0.4)	(0.4)
Income statement charge	—	(0.4)
Reversal of prior year allowance	0.4	—
Amounts utilised	—	0.4
Balance at 31 December	—	(0.4)

The following customer or collaborator account for more than 10% of our accounts receivable at 31 December 2011 and 2010:

	2011	2010
AmerisourceBergen Corp.	65%	44%
Biogen Idec	35%	25%

No other customer or collaborator accounted for more than 10% of our accounts receivable balance at either 31 December 2011 or 2010.

At 31 December 2011, trade receivables of $Nil (2010: $0.6 million) were past due but not impaired. The ageing analysis of these trade receivables is as follows:

	2011 $m	2010 $m
Up to 3 months	—	0.6

At 31 December 2011, trade receivables of $Nil (2010: $0.4 million) were impaired and provided for.

23. Restricted Cash

We had total restricted cash (current and non-current) of $16.3 million at 31 December 2011 (2010: $223.1 million), which relates to amounts pledged to secure certain letters of credit. As at 31 December 2010, $203.7 million of the total restricted cash balance related to an amount placed in an escrow account to cover the proposed Zonegran settlement amount. The Zonegran settlement was paid in March 2011. For additional information on the Zonegran settlement, refer to Note 6.

24. Long-Term Debt

Our long-term debt is carried at amortised cost and consisted of the following at 31 December:

	Original Maturity	2011 $m	2010 $m
2016 Notes issued October 2009	October 2016	459.7	605.9
2016 Notes issued August 2010	October 2016	144.2	187.7
2013 Fixed Rate Notes	December 2013	—	445.1
2013 Floating Rate Notes	December 2013	—	10.4
Total long-term debt		603.9	1,249.1

2016 Notes issued October 2009

In October 2009, we completed the offering and sale of $625.0 million in aggregate principal amount of the 2016 Notes issued October 2009, issued by Elan Finance plc and guaranteed by Elan Corporation, plc and certain of our subsidiaries. The 2016 Notes issued October 2009 bear interest at an annual rate of 8.75%. On 16 September 2011, we issued an offer (the Asset Sale Offer) to purchase up to $721.2 million in aggregate principal amount of the Senior Notes consisting of the

Elan Corporation, plc 2011 Annual Report	131

2013 Fixed Rate Notes, the 2013 Floating Rate Notes, the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010, in accordance with the terms of the indenture governing these notes, at a purchase price of 100% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of payment. The Asset Sale Offer expired on 14 October 2011 and holders of $0.5 million of the 2016 Notes issued October 2009 tendered their notes. On 20 October 2011, we repurchased $152.4 million in aggregate principal amount of the 2016 Notes issued October 2009 in a separate private transaction.

At any time prior to 15 October 2012, we may redeem the outstanding 2016 Notes issued October 2009, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium and accrued but unpaid interest. We may redeem the 2016 Notes issued October 2009, in whole or in part, beginning on 15 October 2012 at an initial redemption price of 108.75% of their principal amount, which decreases to par over time, plus accrued and unpaid interest. In addition, at any time prior to 15 October 2012, we may redeem up to 35% of the 2016 Notes issued October 2009, using the proceeds of certain equity offerings at a redemption price of 108.75% of the principal, plus accrued and unpaid interest.

Interest is paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2011 amounted to $54.8 million (2010: $56.9 million). At 31 December 2011, interest accrued was $8.6 million (2010: $11.4 million).

The outstanding principal amount of the 2016 Notes issued October 2009 was $472.1 million at 31 December 2011 (2010: $625.0 million), and has been recorded net of the unamortised financing costs of $12.4 million (2010: $19.1 million).

2016 Notes issued August 2010

In August 2010, we completed the offering and sale of $200.0 million in aggregate principal amount of the 2016 Notes issued August 2010, issued by Elan Finance plc and guaranteed by Elan Corporation, plc and certain of our subsidiaries. The 2016 Notes issued August 2010 bear interest at an annual rate of 8.75%. On 20 October 2011, we repurchased $47.6 million in aggregate principal amount of the 2016 Notes issued August 2010 in a private transaction.

At any time prior to 15 October 2012, we may redeem the outstanding 2016 Notes issued August 2010, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium and accrued but unpaid interest. We may redeem the outstanding 2016 Notes issued August 2010, in whole or in part, beginning on 15 October 2012 at an initial redemption price of 108.75% of their principal amount, which decreases to par over time, plus accrued and unpaid interest. In addition, at any time prior to 15 October 2012, we may redeem up to 35% of the 2016 Notes issued August 2010, using the proceeds of certain equity offerings at a redemption price of 108.75% of the principal, plus accrued and unpaid interest.

Interest is paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2011 amounted to $18.3 million (2010: $7.1 million). At 31 December 2011, interest accrued was $2.8 million (2010: $3.7 million).

The outstanding principal amount of the 2016 Notes issued October 2009 was $152.4 million at 31 December 2011 (2010: $200.0 million), and has been recorded net of the unamortised financing costs of $8.2 million (2010: $12.3 million).

2013 Fixed Rate Notes

In November 2006, we completed the offering and sale of $465.0 million in aggregate principal amount of the 2013 Fixed Rate Notes, issued by Elan Finance plc. Elan Corporation, plc and certain of our subsidiaries have guaranteed the 2013 Fixed Rate Notes. The 2013 Fixed Rate Notes bear interest at an annual rate of 8.875%. Under the terms of our debt covenants, we were required to apply some of the proceeds received from the 17 September 2009 transaction with Johnson & Johnson to make a pro-rata offer to repurchase a portion of our debt at par. Accordingly, on 30 August 2010, we issued an offer to purchase up to $186.0 million in aggregate principal amount of the 2013 Floating Rate Notes and the 2013 Fixed Rate Notes in accordance with the terms of the indenture governing these notes, at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest to the date of payment. The offer closed on 30 September 2010 and we received tenders in respect of $15.5 million in principal amount of the 2013 Fixed Rate Notes.

132	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

Under the Asset Sale Offer discussed above, holders of $4.0 million in aggregate principal amount of the 2013 Fixed Rate Notes tendered their notes on 14 October 2011. On 16 September 2011, we also announced a cash tender offer (the Tender Offer) for the outstanding $449.5 million in aggregate principal amount of the 2013 Fixed Rate Notes. The total consideration for the Tender Offer was $1,032.39 per $1,000 principal amount of the 2013 Fixed Rate Notes, plus accrued and unpaid interest to the date of payment. The Tender Offer expired on 14 October 2011 and holders of $443.7 million in aggregate principal amount of the 2013 Fixed Rate Notes tendered their notes. On 1 December 2011, we repurchased the remaining $1.8 million in aggregate principal amount of the 2013 Fixed Rate Notes.

Interest was paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2011 amounted to $32.9 million (2010: $42.2 million).

2013 Floating Rate Notes

In November 2006, we also completed the offering and sale of $150.0 million in aggregate principal amount of the 2013 Floating Rate Notes, also issued by Elan Finance plc. The 2013 Floating Rate Notes bear interest at an annual rate, adjusted quarterly, equal to the three-month London Interbank Offer Rate (LIBOR) plus 4.125%. Elan Corporation, plc and certain of our subsidiaries have guaranteed the 2013 Floating Rate Notes. As described above, we issued an offer to purchase up to $186.0 million in aggregate principal amount of 2013 Floating Rate Notes and the 2013 Fixed Rate Notes in accordance with the terms of the indenture governing these notes. The offer closed on 30 September 2010 and we received tenders in respect of $139.5 million in principal amount of the 2013 Floating Rate Notes.

On 16 September 2011, we issued an Asset Sale Offer as described further above to purchase up to $721.2 million in aggregate principal amount of the Senior Notes consisting of the 2013 Fixed Rate Notes, the 2013 Floating Rate Notes, the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010 in accordance with the terms of the indenture governing these notes, at a purchase price of 100% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of payment. The Asset Sale Offer expired on 14 October 2011 and holders of $7.3 million in aggregate principal amount of the 2013 Floating Rate Notes tendered their notes. On 16 September 2011, we also announced the election to redeem all of the 2013 Floating Rate Notes not purchased in the Asset Sale Offer. Pursuant to this redemption, $3.2 million in aggregate principal amount of the 2013 Floating Rate Notes were redeemed at a redemption price of 100% of the aggregate principal amount thereof, plus accrued but unpaid interest thereon to the date of payment.

Interest was paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2011 amounted to $0.5 million (2010: $5.5 million).

Covenants

The agreements governing some of our outstanding long-term indebtedness contain various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratios, however, they do restrict within certain limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into certain transactions with related parties;

•	Enter into certain types of investment transactions;

•	Engage in certain asset sales or sale and leaseback transactions;

•	Pay dividends or buy back our Ordinary Shares; and

•	Consolidate, merge with, or sell substantially all our assets to another entity.

The breach of any of these covenants may result in a default under the applicable agreement, which could result in the indebtedness under the agreement becoming immediately due and payable and may result in a default under our other indebtedness subject to cross acceleration provisions.

Elan Corporation, plc 2011 Annual Report	133

25. Accrued and Other Liabilities

Our accrued and other liabilities at 31 December consisted of the following:

	2011 $m	2010 $m
Non-current liabilities:
Deferred rent	17.0	18.8
Other liabilities	25.3	21.3
Non-current liabilities	42.3	40.1

	2011 $m	2010 $m
Current liabilities:
Accrued royalties payable	73.3	63.3
Payroll and related taxes	32.5	40.9
Accrued rebates	31.7	22.6
Sales and marketing accruals	23.4	22.0
Clinical trial accruals	15.2	13.8
Accrued interest	11.4	18.3
Restructuring accrual (see below)	9.7	12.9
Deferred rent	1.9	3.5
Transition Collaboration Agreement modification payment	—	9.0
Other accruals	30.1	29.2
Current liabilities	229.2	235.5

Restructuring Accrual

The following summarises activities related to the restructuring accrual:

Total $m
Balance at 1 January 2010	4.1
Restructuring and other charges	19.4
Reversal of prior year accrual	(0.5)
Cash payments	(9.1)
Non-cash movements	(1.0)
Balance at 31 December 2010	12.9
Restructuring and other charges	20.4
Reversal of prior year accrual	(1.0)
Cash payments	(21.5)
Non-cash movements	(1.1)
Balance at 31 December 2011	9.7

During 2011, we incurred severance, restructuring and other costs of $20.4 million (2010: $19.6 million) from continuing and discontinued operations arising principally from restructuring activities. The severance and restructuring accruals held at 31 December 2011 are expected to be utilised within 12 months. For additional information, refer to Note 8 and Note 13.

134	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

26. Provisions

At 31 December 2011, we had a provisions balance of $0.7 million (2010: $207.0 million). The balance at 31 December 2010 included a $206.3 million settlement provision relating to the Zonegran settlement, interest and related costs. Consistent with the terms of the agreement-in-principle announced in July 2010, we paid $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims in March 2011. For further information, please refer to Notes 6 and 34.

27. Share Capital

Authorised Share Capital	No. of Ordinary Shares
At 31 December 2011 and 2010:
Ordinary Shares (par value 5 euro cent)	810,000,000
Executive Shares (par value 1.25 euro) (Executive Shares)	1,000
“B” Executive Shares (par value 5 euro cent) (“B” Executive Shares)	25,000

	At 31 December 2011			At 31 December 2010
Issued and Fully Paid Share Capital	Number	Percentage of Total Share Capital	$000s	Number	Percentage of Total Share Capital	$000s
Ordinary Shares	589,346,275	100%	36,158	585,201,576	100%	35,850
Executive Shares	1,000	—	2	1,000	—	2
“B” Executive Shares	21,375	—	2	21,375	—	2

The Executive Shares do not confer on the holders thereof the right to receive notice of, attend or vote at any of our meetings, or the right to be paid a dividend out of our profits, except for such dividends as the directors may from time to time determine.

The “B” Executive Shares confer on the holders thereof the same voting rights as the holders of Ordinary Shares. The “B” Executive Shares do not confer on the holders thereof the right to be paid a dividend out of our profits except for such dividends as the directors may from time to time determine.

28. Share-based Compensation

We grant equity awards from the Long Term Incentive Plan (2006 LTIP), which provides for the issuance of stock options, RSUs and other equity awards. Our equity award programme is a long-term retention programme that is intended to attract, retain and motivate employees, directors and consultants of Elan and our affiliates, and to align the interests of these parties with those of shareholders. We consider our equity award programme critical to our operation and productivity. Equity awards are settled through the issuance of new shares.

In May 2008, our shareholders approved an amendment to the 2006 LTIP that provides for an additional 18,000,000 shares to be made available for issuance under the 2006 LTIP. As at 31 December 2011, there were 6,082,810 shares available for issuance under the 2006 LTIP (2010: 11,662,210 shares).

Share Options

Share options are granted at the price equal to the market value at the date of grant and will expire on a date not later than 10 years after their grant. Options generally vest between one and four years from the grant date.

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The following table summarises the number of options outstanding as at 31 December (in thousands):

	Outstanding
	2011	2010
1996 Plan	3,663	4,231
1998 Plan	123	472
1999 Plan	3,364	4,073
2006 LTIP	12,301	9,432
Total	19,451	18,208

The total employee and non-employee share options outstanding and exercisable are summarised as follows:

	No. of Options (In thousands)	WAEP(1)
Outstanding at 31 December 2009	18,227	$15.57
Exercised	(163)	2.54
Granted	2,422	6.74
Forfeited	(440)	9.28
Expired	(1,838)	30.71
Outstanding at 31 December 2010	18,208	$13.14
Exercised	(713)	6.22
Granted	4,241	7.62
Forfeited	(489)	8.84
Expired	(1,796)	32.01
Outstanding at 31 December 2011	19,451	$10.55
Exercisable at 31 December 2011	13,891	$11.51

(1)	Weighted-average exercise price.

The weighted-average share price at the date of exercise for share options exercised during the year was $10.29 (2010: $6.52).

At 31 December 2011, the range of exercise prices and weighted-average remaining contractual life of outstanding and exercisable options were as follows:

	Options Outstanding			Options Exercisable
	Options Outstanding	Weighted- Average Remaining Contractual Life	WAEP	Options Outstanding	Weighted- Average Remaining Contractual Life	WAEP
	(In thousands)	(In years)		(In thousands)	(In years)
$1.93-$10.00	11,907	6.4	$6.65	6,791	4.6	$6.17
$10.01-$25.00	6,094	4.4	14.47	5,845	4.2	14.59
$25.01-$35.80	1,450	5.1	26.12	1,255	4.9	26.10
$1.93-$35.80	19,451	5.7	$10.55	13,891	4.4	$11.51

Equity-settled share-based payments made to employees have been recognised in the financial statements based on the fair value of the awards measured at the date of grant. We use the graded-vesting attribution method for recognising share-based compensation expense over the requisite service period for each separately vesting tranche of award as though the awards were, in substance, multiple awards.

136	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

Equity-settled share-based payments made to non-employees have been recognised in the financial statements based on the fair value of the awards on the vest date; which is the date at which the commitment for performance by the non-employees to earn the awards is reached and also the date at which the non-employees’ performance is complete.

The fair value of stock options is calculated using a binomial option-pricing model and the fair value of options issued under our EEPP is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our stock options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our EEPP have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for our EEPP. The amount recognised as an expense is adjusted each period to reflect actual and estimated future levels of vesting.

We use the implied volatility for traded options on our stock with remaining maturities of at least one year to determine the expected volatility assumption required in the binomial model. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our stock option awards. The dividend yield assumption is based on the history and expectation of dividend payouts.

As share-based compensation expense recognised in the Consolidated Income Statement is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. Forfeitures were estimated based on historical experience and our estimate of future turnover.

The estimated weighted-average grant date fair value of individual options granted during 2011 and 2010 was $3.53 and $3.73, respectively. The fair value of options was estimated using the binomial option-pricing model with the following weighted-average assumptions:

	2011	2010
Risk-free interest rate	1.56%	2.04%
Expected volatility	52.4%	65.4%
Expected dividend yield	—	—
Expected life(1)	—	—

(1)

The expected lives of options granted in 2011 and 2010, as derived from the output of the binomial model, ranged from 4.8 years to 7.5 years in both years. The contractual life of the options, which is not later than 10 years from the date of grant, is used as an input into the binomial model.

Restricted Stock Units

The RSUs generally vest between one and three years from the date of grant and shares are issued to RSU holders as soon as practicable following vesting. The fair value of services received in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date, for directors and employees, and as services are rendered for non-employees.

Elan Corporation, plc 2011 Annual Report	137

The non-vested RSUs are summarised as follows:

	No. of RSUs (In thousands)	Weighted Average Grant Date Fair Value
Non-vested at 31 December 2009	3,020	$14.06
Granted	2,957	6.87
Vested	(781)	17.81
Forfeited	(554)	9.65
Non-vested at 31 December 2010	4,642	$9.38
Granted	3,312	6.82
Vested	(3,052)	9.47
Forfeited	(1,000)	7.45
Non-vested at 31 December 2011	3,902	$7.63

Employee Equity Purchase Plan

We operate an EEPP for eligible employees based in the United States and, from 1 January 2012 for eligible employees based in Ireland. The EEPP for U.S. based employees is a qualified plan under Sections 421 and 423 of the IRC. The EEPP allows eligible employees to purchase shares at 85% of the lower of the fair market value at the beginning of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 (fair market value) per calendar year; 2,000 shares per six-month offering period and, for U.S. based employees, subject to certain IRC restrictions.

In total, 3,000,000 shares have been made available for issuance under the EEPP. In 2011, 237,631 shares (2010: 470,412 shares) were issued under the EEPP. As at 31 December 2011, 143,761 shares (2010: 381,392 shares) were available for future issuance under the EEPP.

The weighted-average fair value of options granted under the EEPP during the 12 months ended 31 December 2011 was $2.30 (2010: $1.84). The estimated fair values of these options were charged to expense over the respective six-month offering periods. The estimated fair values of options granted under the EEPP in the years ended 31 December, were calculated using the following inputs into the Black-Scholes option-pricing model:

	2011	2010
Weighted-average share price	$8.00	$5.61
Weighted-average exercise price	$6.80	$4.77
Expected volatility(1)	49.7%	63.9%
Expected life	6 months	6 months
Expected dividend yield	—	—
Risk-free interest rate	0.16%	0.21%

(1)	The expected volatility was determined based on the implied volatility of traded options on our shares.

Share-based Compensation Expense

As part of the transaction on 17 September 2009, under which Janssen AI acquired substantially all of our assets and rights related to the AIP and we received a 49.9% equity interest in Janssen AI, a number of Elan employees transferred employment to Janssen AI. In connection with this transaction, we continue to grant annual equity and equity-based compensation awards under the 2006 LTIP (and any successor or replacement or additional plan) to each transferred employee. Beginning in 2010, these awards are granted at the same time as such awards are granted to Elan employees; on terms and conditions, including vesting, that are no less favourable than those granted to similarly situated Elan employees; and with a grant date fair value that is equal to similarly situated Elan employees who received the same performance rating from Elan as the transferred employees received from Janssen AI. The total amount of expense in 2011

138	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

relating to equity-settled share-based awards held by former Elan employees that transferred to Janssen AI was $2.4 million (2010: $0.4 million). This expense has been recognised in the R&D expense line item in the Consolidated Income Statement.

The total net expense of $35.3 million relating to equity-settled share-based compensation has been recognised in the following line items in the Consolidated Income Statement at 31 December of each year:

	2011 $m	2010 $m
Cost of sales	0.2	0.1
Selling, general and administrative expenses(1)	13.6	13.0
Research and development expenses(2)	13.7	10.7
Share based compensation expense—continuing operations	27.5	23.8
Share based compensation expense—discontinued operations(3)	7.8	7.9
Total	35.3	31.7

(1)	SG&A expenses in 2011 included $0.3 million (2010: $Nil) that has been recorded in other charges.

(2)	R&D expenses in 2011 included $0.3 million (2010: $1.0 million) that has been recorded in other charges.

(3)	Share based compensation expense in 2011 for discontinued operations includes $1.6 million (2010: $Nil) that has been recorded in net gain on divestment of business and $0.5 million (2010: $Nil) that has been recorded in other net charges.

Share-based compensation arose under the following awards:

	2011 $m	2010 $m
RSUs	20.7	17.2
Stock options	14.0	13.6
EEPP	0.6	0.9
Total	35.3	31.7

29. Retained Loss

Retained loss at 31 December consisted of the following:

	2011 $m	2010 $m
Holding company	(4,303.4)	(4,306.6)
Subsidiary undertakings	(1,685.7)	(2,253.0)
Goodwill written-off	(574.3)	(574.3)
Retained loss	(6,563.4)	(7,133.9)

30. Financial Risk Management

We are exposed to various financial risks arising in the normal course of business. Our financial risk exposures are predominantly related to changes in foreign currency exchange rates and interest rates, as well as the creditworthiness of our counterparties.

We manage our financial risk exposures through the use of derivative financial instruments, where appropriate. A derivative is a financial instrument or other contract whose value changes in response to a change in some underlying variable that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a later date. We do not enter into derivatives for trading or speculative purposes. All derivative contracts entered into are in liquid markets with credit-approved parties. The treasury function operates within strict terms of reference that have been approved by our board of directors. We had entered into a number of forward foreign exchange contracts at various rates of exchange that required us to sell euro for U.S. dollars on various dates during 2011 and 2010. These forward contracts expired on various dates throughout 2011 and 2010 and there were no forward contracts

Elan Corporation, plc 2011 Annual Report	139

outstanding as at 31 December 2011 or 2010. The quantitative data shown in the table in Note 30(d) are not unrepresentative of our foreign exchange exposure during the years ended 31 December 2011 and 2010.

a	Fair values

Fair value is the amount at which a financial instrument could be exchanged in an arms-length transaction between informed and willing parties, other than in a forced or liquidation sale. The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted prices used for financial assets held by us is the current bid price. The fair value of financial instruments that are not traded in an active market is determined using valuation methodologies including the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flows. We make assumptions for valuation methodologies that are based on market conditions existing at each balance sheet date. Quoted market prices are used for long-term debt. The contractual amounts payable less impairment provision of trade receivables and payables are assumed to approximate their fair values.

The carrying value and fair value of financial assets by category were as follows:

	Available- for-Sale $m	Fair Value Through Income Statement $m	Loans and Receivables $m	Total Carrying Value $m	Fair Value $m
At 31 December 2011:
Cash and cash equivalents	—	—	271.7	271.7	271.7
Restricted cash	—	—	16.3	16.3	16.3
Available-for-sale investments	8.7	—	—	8.7	8.7
Accounts receivable	—	—	167.7	167.7	167.7
Other receivables and non-current assets(1)	—	—	28.3	28.3	28.3
Total financial assets at 31 December 2011	8.7	—	484.0	492.7	492.7
At 31 December 2010:
Cash and cash equivalents	—	—	422.5	422.5	422.5
Restricted cash	—	—	223.1	223.1	223.1
Available-for-sale investments	10.9	—	—	10.9	10.9
Accounts receivable	—	—	191.6	191.6	191.6
Other receivables and non-current assets(1)	—	—	23.3	23.3	23.3
Total financial assets at 31 December 2010	10.9	—	860.5	871.4	871.4

(1)	Excludes maintenance spare parts of $Nil (2010: $4.4 million), pension asset of $27.0 million (2010: $10.5 million) and other non-financial assets of $10.8 million in 2011 (2010: $11.8 million).

140	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

The carrying value and fair value of our financial liabilities, which are all held at amortised cost, were as follows:

	Carrying Value $m	Fair Value $m
At 31 December 2011:
2016 Notes issued October 2009	459.7	503.4	(1)
2016 Notes issued August 2010	144.2	161.7	(1)
Accounts payable	46.4	46.4
Accrued and other financial liabilities(2)	203.1	203.1
Total financial liabilities at 31 December 2011	853.4	914.6
At 31 December 2010:
2013 Fixed Rate Notes	445.1	458.5	(1)
2013 Floating Rate Notes	10.4	10.5	(1)
2016 Notes issued October 2009	605.9	624.2	(1)
2016 Notes issued August 2010	187.7	193.4	(1)
Accounts payable	39.2	39.2
Accrued and other financial liabilities(2)	212.3	212.3
Total financial liabilities at 31 December 2010	1,500.6	1,538.1

(1)	The fair values of our debt instruments were based on unadjusted quoted prices.

(2)	Excludes total deferred rent of $18.9 million (2010: $22.3 million) and other non-financial liabilities of $49.5 million (2010: $41.0 million).

We disclose our financial instruments that are measured in the balance sheet at fair value using the following fair value hierarchy for valuation inputs. The hierarchy prioritises the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2:	Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The following table sets forth our assets that are measured at fair value on the balance sheet as at 31 December 2011:

	Quoted Prices in Active Markets Level 1 $m	Other Observable Inputs Level 2 $m	Unobservable Inputs Level 3 $m	2011 Total $m
Available-for-sale investments	0.3	—	8.4	8.7

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The following table sets forth our assets that are measured at fair value on the balance sheet as at 31 December 2010:

	Quoted Prices in Active Markets Level 1 $m	Other Observable Inputs Level 2 $m	Unobservable Inputs Level 3 $m	2010 Total $m
Available-for-sale investments	2.0	—	8.9	10.9

The following table sets forth the changes in Level 3 instruments for the year ended 31 December 2011:

	Auction Rate Securities $m	Unquoted Equity Securities $m	Total $m
At 1 January 2011	0.2	8.7	8.9
Additions	—	0.6	0.6
Gains recognised in income statement	—	—	—
Net losses recognised in other comprehensive income	—	(0.9)	(0.9)
Disposals	(0.2)	—	(0.2)
At 31 December 2011	—	8.4	8.4

The following table sets forth the changes in Level 3 instruments for the year ended 31 December 2010:

	Auction Rate Securities $m	Warrants $m	Unquoted Equity Securities $m	Total $m
At 1 January 2010	0.4	0.4	9.1	9.9
Additions	—	—	0.9	0.9
Gains recognised in income statement	—	1.2	—	1.2
Net losses recognised in other comprehensive income	(0.2)	—	(1.3)	(1.5)
Disposals	—	(1.6)	—	(1.6)
At 31 December 2010	0.2	—	8.7	8.9

We have employed a number of valuation methodologies to estimate the fair value of our Level 3 instruments. These include the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flows. The impact of all reasonably possible changes to the significant inputs into each of these valuation methodologies does not have a significant impact on the fair value.

We did not hold any liabilities that are measured at fair value on the balance sheet at 31 December 2011 (2010: $Nil).

b	Interest Rate Risk

Interest Rate Risk on Financial Liabilities

Our long term debt at 31 December 2011 is all at fixed rates; therefore we are not exposed to cash flow interest rate risk in relation to our debt at 31 December 2011. During 2011, following the divestment of EDT, we redeemed the outstanding aggregate principal amount of the 2013 Fixed Rate Notes of $449.5 million and the outstanding aggregate principal amount of the 2013 Floating Rate Notes of $10.5 million. We also redeemed $152.9 million of the outstanding aggregate principal amount of the 2016 Notes issued October 2009 and $47.6 million of the 2016 Notes issued August 2010.

142	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

The following table summarises the maturities and interest rate associated with our interest-bearing financial liabilities outstanding at 31 December 2011:

2016 $m
Aggregate principal amount of fixed rate debt	624.5
Average interest rate	8.75%
Total aggregate principal amount of debt	624.5
Weighted-average interest rate	8.75%

The following table summarises the maturities and market risks associated with our interest-bearing financial liabilities outstanding at 31 December 2010:

	2013 $m	2016 $m	Total $m
Aggregate principal amount of fixed rate debt(1)	449.5	825.0	1,274.5
Average interest rate	8.875%	8.75%	8.79%
Aggregate principal amount of variable rate debt(2)	10.5	—	10.5
Average interest rate(3)	4.43%	—	4.43%
Total aggregate principal amount of debt	460.0	825.0	1,285.0
Weighted-average interest rate	8.77%	8.75%	8.76%

(1)	Represents 99.2% of all outstanding debt.

(2)	Represents 0.8% of all outstanding debt.

(3)	The variable rate debt bears interest at a rate of three-month LIBOR plus plus 4.125%. To calculate the estimated future average interest rates on the variable rate debt, we used LIBOR at 31 December 2010.

The cash flow interest rate risk exposure arising on our variable rate debt is partially offset by the variable interest rates on our cash and liquid resources, which are linked to similar short-term benchmarks as our variable rate debt.

Interest Rate Risk on Investments

Our liquid funds are invested primarily in U.S. dollars except for the working capital balances of subsidiaries operating outside of the United States. Interest rate changes affect the returns on our investment funds. Our exposure to interest rate risk on liquid funds is actively monitored and managed with an average duration of less than three months. By calculating an overall exposure to interest rate risk rather than a series of individual instrument cash flow exposures, we can more readily monitor and hedge these risks. Duration analysis recognises the time value of money and in particular, prevailing interest rates by discounting future cash flows.

The interest rate risk profile of our investments at 31 December 2011 was as follows:

	Fixed $m	Floating $m	No Interest $m	Total $m
Cash and cash equivalents	—	271.7	—	271.7
Restricted cash—current	—	13.7	—	13.7
Restricted cash—non-current	—	2.6	—	2.6
Available-for-sale investments—current	—	—	0.3	0.3
Available-for-sale investments—non-current	—	—	8.4	8.4

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The interest rate risk profile of our investments at 31 December 2010 was as follows:

	Fixed $m	Floating $m	No Interest $m	Total $m
Cash and cash equivalents	—	422.5	—	422.5
Restricted cash—current (1)	—	208.2	—	208.2
Restricted cash—non-current	—	14.9	—	14.9
Available-for-sale investments—current	—	—	2.0	2.0
Available-for-sale investments—non-current	—	0.2	8.7	8.9

(1)	Includes $203.7 million held in an escrow account in relation to the Zonegran settlement.

Variable interest rates on cash and liquid resources are generally based on the appropriate Euro Interbank Offered Rate, LIBOR or bank rates dependent on principal amounts on deposit.

A 10% increase in market rates of interest relating to our investments and variable rate debt would have decreased the net income by less than $0.1 million in 2011 (2010: $0.2 million). A 10% decrease in market rates of interest would have had the equal but opposite effect on the net income/(loss) in 2011 and 2010.

c	Credit Risk

Our treasury function transacts business with counterparties that are considered to be low investment risk. Credit limits are established commensurate with the credit rating of the financial institution that business is being transacted with. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet, as shown in the table in Note 30(a).

At 31 December 2011, our cash and cash equivalents balance was $271.7 million (2010: $422.5 million). We transact with a variety of high credit quality financial institutions for the purpose of placing deposits. We actively monitor our credit exposure to ensure compliance with the counterparty risk limits of the treasury policy approved by the Audit Committee of the board. As at 31 December 2011, $132.1 million (2010: $189.4 million) of the cash and cash equivalents balance is invested in U.S. Treasuries funds and we consider the associated sovereign risk to be remote. In addition, as at 31 December 2011, we hold $139.6 million (2010: $208.5 million) on deposit with board approved counterparty banks and financial institutions. These deposits have maturities of one month or less. Our restricted cash balances are all on deposit with banks and financial institutions with minimum independent credit ratings of “A”.

For customers, we have a credit policy in place that involves credit evaluation and ongoing account monitoring.

At the balance sheet date, we have a significant concentration of credit risk given that our main customer and collaborator, Amerisource Bergen and Biogen Idec account for 100% of our accounts receivable balance at 31 December 2011 (2010: 69%). However, we do not believe our credit risk in relation to this customer and collaborator is significant, as they each have an investment grade credit rating. No other customer or collaborator accounted for more than 10% of our accounts receivable balance at 31 December 2010.

The maximum exposure to credit risk for accounts receivable at 31 December by geographic region was as follows:

	2011 $m	2010 $m
United States	167.5	165.4
Ireland	0.2	16.0
Rest of world	—	10.2
Total	167.7	191.6

At 31 December 2011, $Nil (2010: $0.6 million) trade receivables of our total accounts receivable balance was past due but not impaired. At 31 December 2011, we had provisions for doubtful debts of $Nil (2010: $0.4 million).

144	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

d	Foreign currency risk

We are a multinational business operating in a number of countries and the U.S. dollar is the primary currency in which we conduct business. The U.S. dollar is used for planning and budgetary purposes and is the functional currency for financial reporting. We do, however, have revenues, costs, assets and liabilities denominated in currencies other than U.S. dollars. We have no material subsidiaries with a functional currency other than the U.S. dollar. Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognised in the income statement.

We actively manage our foreign exchange exposures to reduce the exchange rate volatility on our results of operations. The principal foreign currency risk to which we are exposed relates to movements in the exchange rate of the U.S. dollar against the euro. The main exposure is revenue received in euro arising from sales of Tysabri in the European Union and expenses denominated in euro from our corporate office in Dublin. We closely monitor expected euro cash flows to identify exposures and, if considered appropriate, enter into forward foreign exchange contracts or other derivative instruments to further reduce our foreign currency risk.

During 2011, average exchange rates were $1.393 = €1.00. During 2011 and 2010, we entered into a number of forward foreign exchange contracts at various rates of exchange that required us to sell U.S. dollars for euro and sell euro for U.S. dollars on various dates during 2011 and 2010. These forward contracts expired on various dates throughout 2011 and 2010 and there were no forward contracts outstanding as of 31 December 2011 or 2010. We recorded a net gain of $0.7 million (2010: $0.5 million) on the forward exchange contracts during the year.

The table below shows our currency exposure. Such exposure comprises the monetary assets and monetary liabilities that are not denominated in the functional currency of the operating unit involved. At 31 December, these exposures were as follows:

Net Foreign Currency	Functional Currency of Group Operation
Monetary Assets/(Liabilities)	2011 $m	2010 $m
Sterling	—	0.3
Euro	(2.1)	15.8
Total	(2.1)	16.1

A 10% strengthening of the U.S. dollar against the following currencies at 31 December would have increased/(decreased) shareholders’ equity and net loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	At 31 December 2011		At 31 December 2010
	Equity $m	Net Loss $m	Equity $m	Net Loss $m
Euro	—	(0.2)	—	1.6

A 10% weakening of the U.S. dollar against the above currencies would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

e	Equity Price Risk

We do not have material equity price risk associated with our available-for-sale investments.

f	Liquidity and Capital

We define liquid resources as the total of our cash and cash equivalents, current restricted cash and current available-for-sale investment securities. We define capital as our shareholders’ equity.

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Our objectives when managing our liquid resources are:

•

To maintain adequate liquid resources to fund our ongoing operations and safeguard our ability to continue as a going concern, so that we can continue to provide benefits to patients and create value for investors;

•	To have available the necessary financial resources to allow us to invest in areas that may deliver future benefits for patients and create value for shareholders; and

•	To maintain sufficient financial resources to mitigate against risks and unforeseen events.

Liquid and capital resources are monitored on the basis of the total amount of such resources available and our anticipated requirements for the foreseeable future. Our liquid resources and shareholders’ equity at 31 December were as follows:

	2011 $m	2010 $m
Cash and cash equivalents	271.7	422.5
Restricted cash—current	2.6	208.2	(1)
Available-for-sale investments—current	0.3	2.0
Total liquid resources	274.6	632.7
Shareholders’ equity	815.2	214.0

(1)	Current restricted cash and cash equivalents at 31 December 2010 included $203.7 million held in an escrow account in relation to the Zonegran settlement, which was paid in March 2011.

At 31 December 2011, our total cash and cash equivalents, current restricted cash and cash equivalents, and current investment securities of $274.6 million (2010: $632.7 million) included $235.8 million (2010: $435.8 million) that was held by foreign subsidiaries in the following jurisdictions:

	2011 $m	2010 $m
United States	172.8	371.7	(1)
Bermuda	38.0	51.3
Other	25.0	12.8
Total	235.8	435.8

(1)	The amount as at 31 December 2010 includes current restricted cash and cash equivalents of $203.7 million held in an escrow account in relation to the Zonegran settlement.

There are currently no restrictions that would have a material adverse impact on the parent company or consolidated liquidity of Elan in relation to the intercompany transfer of cash held by our foreign subsidiaries.

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with an original maturity of three months or less to be cash equivalents. Our primary source of funds at 31 December 2011 consisted of cash and cash equivalents of $271.7 million, which excludes current restricted cash of $2.6 million and current available-for-sale investments of $0.3 million.

For details of the banks and financial institutions in which we hold our cash and cash equivalents and restricted cash balances, refer to Note 30(c). For details of our available-for-sale investments, refer to Note 19.

In 2011, following the divestment of EDT, we redeemed the outstanding aggregate principal amount of the 2013 Fixed Rate Notes of $449.5 million and the outstanding aggregate principal amount of the 2013 Floating Rate Notes of $10.5 million. We also redeemed $152.9 million of the outstanding aggregate principal amount of the 2016 Notes issued October 2009 and $47.6 million of the outstanding aggregate principal amount of the 2016 Notes issued August 2010.

Following these debt redemptions, the principal amount of our debt has been reduced from $1,285.0 million at 31 December 2010 to $624.5 million at 31 December 2011.

At 31 December 2011, our shareholders’ equity was $815.2 million, compared to $214.0 million at 31 December 2010. The increase is primarily due to the net income during the year. The net income for 2011 included the $644.0 million net gain on divestment of the EDT business and the $75.9 million net loss on investments in associates.

146	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

The 31.9 million ordinary shares of Alkermes plc received in connection with the EDT divestment represented approximately 25% of the equity of Alkermes plc at the close of the transaction on 16 September 2011. Our equity interest in Alkermes plc was recorded as an investment in associate on the Consolidated Balance Sheet at an initial carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction. On 13 March 2012, we announced that we had sold 24.15 million of the ordinary shares that we held in Alkermes plc for net proceeds of approximately $381 million after deduction of underwriter fees. We continue to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest, and our remaining shareholding is subject to legal and contractual transfer restrictions. As we no longer have the ability to exercise significant influence over Alkermes plc after the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc will be recorded as an available-for-sale investment.

We believe that we have sufficient current cash, liquid resources, realisable assets and investments to meet our liquidity requirements for the foreseeable future. Longer term liquidity requirements and debt repayments will need to be met out of available cash resources, future operating cash flows, financial and other asset realisations and future financing. However, events, including a material deterioration in our operating performance as a result of our inability to sell significant amounts of Tysabri, material adverse legal judgements, fines, penalties or settlements arising from litigation or governmental investigations, failure to successfully develop and receive marketing approval for products under development (in particular, bapineuzumab) or the occurrence of other circumstances or events described in the “Risk Factors” section on pages 176 to 184 of this Annual Report, could materially and adversely affect our ability to meet our longer term liquidity requirements.

We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec for the development of Tysabri. We expect to commit significant cash resources to the development and commercialisation of products in our development pipeline.

We continually evaluate our liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. We may raise additional capital; restructure or refinance outstanding debt; repurchase material amounts of outstanding debt (the 2016 Notes issued October 2009 and the 2016 Notes issued August 2010) or equity; consider the sale of interests in subsidiaries, investment securities or other assets, including our shares in Alkermes plc (subject to the lock-up restrictions); or take a combination of such steps or other steps to increase or manage our liquidity and capital resources. Any such actions or steps, including any repurchase of outstanding debt or equity, could be material. In the normal course of business, we may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investments and other business opportunities. In the event of any future acquisitions, capital expenditures, investments or other business opportunities, we may consider using available cash or raising additional capital, including the issuance of additional debt.

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The maturity of the contractual undiscounted cash flows (including estimated future interest payments on debt) of our financial liabilities were as follows:

	Total Carrying Value $m	Total Contractual Cash Flows $m	Less than 1 Year $m	1-3 Years $m	3-5 Years $m	More than 5 Years $m
At 31 December 2011:
2016 Notes issued October 2009	459.7	670.0	41.3	82.6	546.1	—
2016 Notes issued August 2010	144.2	216.3	13.3	26.7	176.3	—
Accounts payable	46.4	46.4	46.4	—	—	—
Accrued and other financial liabilities(1)	203.1	203.1	199.2	—	—	3.9
Total at 31 December 2011	853.4	1,135.8	300.2	109.3	722.4	3.9
At 31 December 2010:
2013 Fixed Rate Notes	445.1	566.0	39.9	526.1	—	—
2013 Floating Rate Notes(2)	10.4	11.9	0.5	11.4	—	—
2016 Notes issued October 2009	605.9	941.7	54.7	109.4	109.4	668.2
2016 Notes issued August 2010	187.7	301.3	17.5	35.0	35.0	213.8
Accounts payable	39.2	39.2	39.2	—	—	—
Accrued and other financial liabilities(1)	212.3	212.3	206.8	—	—	5.5
Total at 31 December 2010	1,500.6	2,072.4	358.6	681.9	144.4	887.5

(1)	Excludes total deferred rent of $18.9 million (2010: $22.3 million) and total other non-financial liabilities of $49.5 million (2010: $41.0 million).

(2)	The 2013 Floating Rate Notes bore interest at a rate, adjusted quarterly, equal to three-month LIBOR plus 4.125%. To calculate our estimated future interest payments at 31 December 2010, we used the LIBOR at the year-end date.

31. Leases

Operating Leases

We lease certain of our facilities under non-cancellable operating lease agreements that expire at various dates through 2025. The major components of our operating leases that were in effect at 31 December 2011 are as described below.

In August 1998, we entered into an agreement for the lease of four buildings located in South San Francisco, California. These buildings were to be utilised for R&D, administration and other corporate functions. The leases expire between December 2012 and December 2014. Thereafter, we have an option to renew for two additional five-year periods.

In June 2007, we entered into a lease agreement for a building in South San Francisco, California. The lease term for this building commenced in March 2009, and the building is utilised for R&D, sales and administrative functions. The lease term is 15 years, with an option to renew for one additional five-year period.

In December 2007, we entered into a lease agreement for a building in South San Francisco, California. The lease term commenced in January 2010, and the building is be utilised for R&D, sales and administrative functions. The lease term is 15 years, with an option to renew for one additional five-year period.

In September 2004, we entered into a lease agreement for our corporate headquarters located in the Treasury Building, Dublin, Ireland. This lease expires in July 2014, with an option to renew for two additional 10-year periods. In April 2008, we entered into another lease agreement for additional space at the Treasury Building. This lease expires in July 2014, with an option to renew for two additional 10-year periods.

We closed the New York office in March 2009 and recognised a corresponding onerous lease provision. The lease period expires in February 2015. The future rental commitments relating to this lease are included in the table below.

In September 2009, we entered into agreements with Janssen AI for laboratory and office space in South San Francisco which was no longer being utilised by our R&D, sales and administrative functions. In May 2010, we amended one of the agreements with Janssen AI, and added additional space in South San Francisco. One of the agreements expired in December 2011, with the remaining agreements due to expire between December 2012 and November 2014.

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Notes to the Consolidated Financial Statements

In January 2010, we entered into a subleasing agreement with Janssen AI for office space at the Treasury Building, Dublin, Ireland. The lease period will expire in June 2014.

In March 2010, we entered into a lease agreement for another building in South San Francisco, California with a commencement date of November 2010. The building is being utilised by our Neotope R&D function. The lease term is 10 years.

In December 2011, we closed the facility located in King of Prussia, Pennsylvania and recognised a corresponding onerous lease provision. The two leases expire between April 2019 and May 2020. The future rental commitments relating to the leases are included in the table below. Approximately 25,000 square feet of this space was sublet in February 2012.

In addition, we also have various operating leases for equipment and vehicles, with lease terms that range from three to five years.

We recorded expense under operating leases of $23.8 million in 2011 (2010: $27.9 million). We recorded income under our operating subleasing agreement of $2.8 million in 2011 (2010: $2.3 million).

As at 31 December 2011, our future minimum rental commitments for operating leases with non-cancellable terms in excess of one year are as follows:

	2011 $m		2010 $m
Less than one year	32.4		32.6
Between one and five years	71.7		89.7
More than five years	112.6		127.3
Total	216.7	(1)	249.6

(1)	The future minimum rental commitments include the commitments in respect of lease contracts where the future lease commitments exceed the future expected economic benefit that we expect to derive from the leased asset.

Finance Leases

There were no finance leases in place at 31 December 2011. In 2010, the net book value of assets acquired under finance leases was $1.5 million, which included $71.8 million of accumulated depreciation. The depreciation expense related to assets under finance leases for 2011 and 2010 was $0.3 million and $1.4 million, respectively.

In prior years, we disposed of plant and equipment and subsequently leased them back and also entered into an arrangement with a third-party bank, the substance of which allows us a legal right to require a net settlement of our obligations under the leases. The cash and borrowings relating to the previous sale and leaseback transactions were offset in the 2010 Consolidated Financial Statements in the amount of $31.2 million. These arrangements were terminated during 2011. We incurred a charge of $0.1 million in the termination of the leases.

32. Commitments and Contingencies

The following capital commitments for the purchase of property, plant and equipment had been authorised by the directors at 31 December:

	2011 $m	2010 $m
Contracted for	3.0	8.0
Not-contracted for	6.4	12.5
Total	9.4	20.5

At 31 December 2011, we had commitments to invest $2.6 million (2010: $3.4 million) in healthcare managed funds.

For information on lease commitments, refer to Note 31. For litigation and administrative proceedings related to contingencies, refer to Note 34. For information on commitments in relation to our collaboration agreements, where applicable, refer to Note 33.

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33. Development and Marketing Collaboration Agreements

Biogen Idec

In August 2000, we entered into a development and marketing collaboration agreement with Biogen Idec, successor to Biogen, Inc., to collaborate in the development and commercialisation of Tysabri for MS and Crohn’s disease, with Biogen Idec acting as the lead party for MS and Elan acting as the lead party for Crohn’s disease.

In November 2004, Tysabri received regulatory approval in the United States for the treatment of relapsing forms of MS. In February 2005, Elan and Biogen Idec voluntarily suspended the commercialisation and dosing in clinical trials of Tysabri. This decision was based on reports of serious adverse events involving cases of progressive multifocal leukoencephalopathy (PML), a rare and potentially fatal, demyelinating disease of the central nervous system.

In June 2006, the U.S. Food and Drug Administration (FDA) approved the reintroduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and has subsequently been received in a number of other countries. The distribution of Tysabri in both the United States and the European Union commenced in July 2006. Global in-market net sales of Tysabri in 2011 were $1,510.6 million (2010: $1,230.0 million), consisting of $746.5 million (2010: $593.2 million) in the U.S. market and $764.1 million (2010: $636.8 million) in the ROW.

In January 2008, the FDA approved the supplemental Biologics License Application (sBLA) for Tysabri for the treatment of patients with Crohn’s disease, and Tysabri was launched in this indication at the end of the first quarter of 2008. In December 2008, we announced a realignment of our commercial activities in Tysabri for Crohn’s disease, shifting our efforts from a traditional sales model to a model based on clinical support and education.

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution.

The Tysabri collaboration is a jointly controlled operation in accordance with IAS 31. A jointly controlled operation is an operation of a joint venture (as defined in IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finances, which represent its own obligations.

Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss, because certain Tysabri-related expenses are not shared through the collaboration and certain unique risks are retained by each party.

The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, in any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we do not recognise any Tysabri product revenue. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, we recognise as revenue our share of the collaboration profit from sales of Tysabri, plus our directly incurred collaboration expenses on these sales, which are primarily comprised of royalties, that we incur and are payable by us to third parties and are reimbursed by the collaboration.

As a result of the strong growth in Tysabri sales, in July 2008, we made an optional payment of $75.0 million to Biogen Idec in order to maintain our approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $700.0 million. In addition, in December 2008, we exercised our option to pay a further $50.0 million milestone to Biogen Idec in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. There are no further milestone payments required for us to retain our approximate 50% profit share.

The collaboration agreement will expire in November 2019, but may be extended by mutual agreement of the parties. If the agreement is not extended, then each of Biogen Idec and Elan has the option to buy the other party’s rights to Tysabri upon expiration of the term. Each party has a similar option to buy the other party’s rights to Tysabri if the other party undergoes a

150	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

change of control (as defined in the collaboration agreement). In addition, each of Biogen Idec and Elan can terminate the agreement for convenience or material breach by the other party, in which case, among other things, certain licenses, regulatory approvals and other rights related to the manufacture, sale and development of Tysabri are required to be transferred to the party that is not terminating for convenience or is not in material breach of the agreement.

For additional information relating to Tysabri, refer to Note 4.

Johnson & Johnson AIP Agreements

On 17 September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of our assets and rights related to the AIP. In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued American Depositary Receipts (ADRs) of Elan, representing 18.4% of our outstanding Ordinary Shares at the time. Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialisation of the AIP. As of 31 December 2011, the remaining unspent amount of the Johnson & Johnson $500.0 million funding commitment was $57.6 million (2010: $272.0 million), which reflects the $214.4 million utilised in 2011 (2010: $179.0 million). Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. Based on current spend levels, we anticipate that we will be called upon to provide funding to Janssen AI commencing in the second quarter of 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, and if Johnson & Johnson elects to fund such an amount, our interest in Janssen AI could, at the option of Johnson & Johnson, be commensurately reduced.

In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. In general, Elan is entitled to a 49.9% share of all net profits generated by Janssen AI beginning from the date Janssen AI becomes net profitable and certain royalty payments upon the commercialisation of products under the AIP collaboration. The AIP represented our interest in that collaboration to research, develop and commercialise products for the treatment and/or prevention of neurodegenerative conditions, including Alzheimer’s disease. Janssen AI has assumed our activities with Pfizer under the AIP. Under the terms of the Johnson & Johnson Transaction, if we undergo a change of control, an affiliate of Johnson & Johnson will be entitled to purchase our 49.9% interest in Janssen AI at the then fair value.

Transition Therapeutics Collaboration Agreements

In September 2006, we entered into an exclusive, worldwide collaboration with Transition for the joint development and commercialisation of a novel therapeutic agent for Alzheimer’s disease. The small molecule, ELND005, is a beta amyloid anti-aggregation agent that has been granted fast track designation by the FDA. In December 2007, the first patient was dosed in a Phase 2 clinical study. This 18-month, randomised, double-blind, placebo-controlled, dose-ranging study was designed to evaluate the safety and efficacy of ELND005 in approximately 340 patients with mild to moderate Alzheimer’s disease. In December 2009, we announced that patients would be withdrawn from the two highest dose groups due to safety concerns. In August 2010, Elan and Transition announced the top-line summary results of the Phase 2 clinical study and in September 2011, the Phase 2 clinical study data was published in the journal Neurology. The study’s cognitive and functional co-primary endpoints did not achieve statistical significance. The 250mg twice daily dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid (CSF), in a subgroup of patients who provided CSF samples. This dose achieved targeted drug levels in the CSF and showed some effects on clinical endpoints in an exploratory analysis.

In December 2010, we modified our Collaboration Agreement with Transition and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement. Under this amendment, we paid Transition $9.0 million and Transition will be eligible to receive a further $11.0 million payment upon the commencement of the next ELND005 clinical trial, and will no longer be eligible to receive a $25.0 million milestone that would have been due upon the commencement of a Phase 3 trial for ELND005 under the terms of the original agreement.

As a consequence of Transition’s decision to exercise its opt-out right, it will no longer fund the development or commercialisation of ELND005 and has relinquished its 30% ownership of ELND005 to us. Consistent with the terms of the

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original agreement, following its opt-out decision, Transition will be entitled to receive milestone payments of up to $93.0 million (in addition to the $11.0 million described above), along with tiered royalty payments ranging in percentage from a high single digit to the mid teens (subject to offsets) based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialisation.

The term of the Collaboration Agreement runs until we are no longer developing or commercialising ELND005. We may terminate the Collaboration Agreement upon not less than 90 days notice to Transition and either party may terminate the Collaboration Agreement for material breach or because of insolvency of the other party. In addition, if we have not initiated a new ELND005 clinical trial by 31 December 2012, or otherwise paid Transition $11.0 million by 31 January 2013, the Collaboration Agreement will terminate.

We are continuing to explore pathways forward for the ELND005 asset.

34. Litigation

We are involved in legal and administrative proceedings that could have a material adverse effect on us.

Zonegran matter

In January 2006, we received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran, an antiepileptic prescription medicine that we divested to Eisai Inc. in April 2004.

In December 2010, we finalised our agreement with the U.S. Attorney’s Office for the District of Massachusetts to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran. In addition, we pleaded guilty to a misdemeanor violation of the U.S. Federal Food, Drug, and Cosmetic (FD&C) Act and entered into a Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programmes and the FDA. If we materially fail to comply with the requirements of U.S. federal healthcare programmes or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance programme or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us.

In March 2011, we paid $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims. During 2010, we recorded a $206.3 million charge for the settlement, interest and related costs.

This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

Patent matter

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis (since acquired by Celgene Corporation) had infringed a patent owned by us in relation to the application of NanoCrystal technology (the NanoCrystal technology was transferred to Alkermes in connection with the sale of our EDT business in September 2011) to Abraxane. The judge awarded us $55 million, applying a royalty rate of 6% to sales of Abraxane from 1 January 2005 through 13 June 2008 (the date of the verdict). This award and damages associated with the continuing sales of the Abraxane product were subject to interest.

In February 2011, we entered into an agreement with Abraxis to settle this litigation. As part of the settlement agreement with Abraxis, we received $78.0 million in full and final settlement. No continuing royalties will be received by us in respect of Abraxane.

In May 2011, we entered into an agreement with Alcon to settle litigation also in relation to the application of NanoCrystal technology in connection with Alcon’s marketing of particular products. As part of the settlement agreement with Alcon, we received $6.5 million in May 2011 in full and final settlement.

152	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

Securities matters

In March 2005, we received a letter from the SEC stating that the SEC’s Division of Enforcement was conducting an informal inquiry into actions and securities trading relating to Tysabri events. The SEC’s inquiry primarily relates to events surrounding the 28 February 2005 announcement of the decision to voluntarily suspend the marketing and clinical dosing of Tysabri. We have provided materials to the SEC in connection with the inquiry but have not received any additional requests for information or interviews relating to the inquiry.

The SEC notified us in January 2009 that the SEC was conducting an informal inquiry primarily relating to the 31 July 2008 announcement concerning the initial two Tysabri-related PML cases that occurred subsequent to the resumption of marketing Tysabri in 2006. We have provided the SEC with materials in connection with the inquiry.

On 24 September 2009, we received a subpoena from the SEC’s New York Regional Office requesting records relating to an investigation captioned In the Matter of Elan Corporation, plc. The subpoena requested records and information relating to the 31 July 2008 announcement of the two Tysabri-related PML cases as well as records and information relating to the 29 July 2008 announcement at the International Conference of Alzheimer’s Disease concerning the Phase 2 trial data for bapineuzumab. In July 2011, we received a supplemental request for documents from the SEC related to this matter. We have provided the SEC with materials in connection with the investigation.

We and some of our officers and directors were named as defendants in five putative class action lawsuits filed in the U.S. District Court for the Southern District of New York in 2008. The cases were consolidated as In Re: Elan Corporation Securities Litigation. The plaintiffs’ Consolidated Amended Complaint was filed on 17 August 2009, and alleged claims under the U.S. federal securities laws and sought damages on behalf of all purchasers of our shares during periods ranging between 21 May 2007 and 21 October 2008. The complaints alleged that we issued false and misleading public statements concerning the safety and efficacy of bapineuzumab. On 23 July 2010, a securities case was filed in the U.S. District Court for the Southern District of New York. This case was accepted by the court as a “related case” to the existing 2008 matter. The 2010 case purported to be filed on behalf of all purchasers of Elan call options during the period from 17 June 2008 to 29 July 2008. On 10 August 2011, the court dismissed the class action lawsuits with prejudice. The “related case” plaintiffs have appealed the dismissal to the U.S. Court of Appeals for the Second Circuit.

We and some of our officers and directors were named as defendants in a securities case filed 24 June 2010 in the U.S. District Court in the Northern District of California. The complaint alleged that during the June/July 2008 timeframe we disseminated materially false and misleading statements/omissions related to Tysabri and bapineuzumab. Plaintiffs alleged that they lost collectively approximately $4.5 million. On 4 October 2011, the court dismissed the lawsuit with prejudice. The plaintiffs have appealed the dismissal to the U.S. Court of Appeals for the Ninth Circuit.

We and some of our officers were named as defendants in a putative class action lawsuit filed in the U.S. District Court for the Southern District of New York on 23 February 2011. The plaintiffs’ complaint alleged claims under U.S. federal securities laws and sought damages on behalf of all purchasers of our shares during the period between 2 July 2009 and 5 August 2009. The complaint alleged that we issued false and misleading public statements concerning the Johnson & Johnson Transaction. On 10 November 2011, the court dismissed the lawsuit with prejudice.

Antitrust matters

In 2002 and 2003, 10 actions were filed in the U.S. District Courts (seven in the District of Columbia and three in the Southern District of New York) claiming that we (and others) violated federal and state antitrust laws based on licensing and manufacturing arrangements between Elan, Teva Pharmaceuticals Inc. and Biovail Corporation (Biovail) relating to nifedipine. The complaints sought various forms of remedy, including damages and injunctive relief. The actions were brought by putative classes of direct purchasers, individual direct purchasers, and putative classes of indirect purchasers. On 29 May 2003, the Judicial Panel for Multidistrict Litigation coordinated and consolidated for pre-trial proceedings all pending cases in the U.S. District Court for the District of Columbia. In late 2007, we entered into a settlement agreement with the indirect purchaser class resulting in a dismissal of that segment of the lawsuit. In December 2009, we entered into a separate settlement agreement with the individual “opt-out” direct purchasers and agreed to pay $4.6 million to this opt-out direct purchaser class resulting in a dismissal of the second segment of the litigation. In October 2010, we agreed to pay $12.5 million to settle the third and final piece of this litigation. In January 2011, the U.S. District Court for the District of Columbia approved the settlement and dismissed the case.

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Tysabri product liability lawsuits

We and our collaborator Biogen Idec are co-defendants in product liability lawsuits arising out of the occurrence of PML and other serious adverse events, including deaths, which occurred in patients taking Tysabri. We expect additional product liability lawsuits related to Tysabri to be filed. While we intend to vigorously defend these lawsuits, we cannot predict how these cases will be resolved. Adverse results in one or more of these lawsuits could result in substantial monetary judgements against us.

35. Related Parties

We have a related party relationship with our subsidiary and our associate undertakings (see Note 39 for a list of these undertakings), directors and officers. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

The total compensation of our key management personnel, defined as our current and former directors and officers that served during the year (2011: 19 persons; 2010: 21 persons), was as follows (including severance payments):

	2011 $m	2010 $m
Share-based compensation	8.1	8.9
Short-term employee benefits	7.3	8.3
Post-employment benefits	0.5	0.2
Total	15.9	17.4

Janssen AI

Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to the AIP with Wyeth (which has been acquired by Pfizer) in September 2009. In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI which has been recorded as an investment in associate on the Consolidated Balance Sheet at 31 December 2011. For additional information relating to our investment in associate, refer to Note 10.

Following the divestment of the AIP business to Janssen AI in September 2009, we provided administrative, I.T., and R&D transition services to Janssen AI, and recorded fees of $3.7 million in 2010 related to these transition services. These activities ceased in December 2010, with the exception of I.T. related services. We recorded fees of $0.3 million in 2011 related to I.T. services. We also received sublease rental income of $2.2 million in 2011 (2010: $2.3 million) from Janssen AI in respect of agreements for office and laboratory space in South San Francisco and office space in Dublin. The total expense in 2011 relating to equity-settled share based awards held by former Elan employees that transferred to Janssen AI was $2.4 million (2010: $0.4 million). At 31 December 2011, we had a balance owing to us from Janssen AI of $Nil (2010: $0.2 million).

Alkermes plc

In connection with the divestment of our EDT business on 16 September 2011, we received $500.0 million in cash consideration and 31.9 million ordinary shares of Alkermes plc, which represented approximately 25% of the equity of Alkermes plc at the close of the transaction. Our equity interest in Alkermes plc was recorded as an investment in associate on the Consolidated Balance Sheet at a carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

On 13 March 2012, we announced that we had sold 24.15 million of the ordinary shares that we held in Alkermes plc for net proceeds of approximately $381 million after deduction of underwriter fees. We continue to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest, and our remaining shareholding is subject to legal and contractual transfer restrictions. As we no longer have the ability to exercise significant influence over Alkermes plc after the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc will be recorded as an available-for-sale investment.

154	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

Following the divestment of the EDT business to Alkermes plc, we provided administrative and I.T. transition services to Alkermes plc, and recorded fees of $1.1 million in 2011 related to these transition services. At 31 December 2011, we had a balance owing to us from Alkermes plc of $1.9 million; which includes an amount of $1.2 million owed to us in respect of the EDT divestment transaction working capital adjustment.

Transactions with Directors

Except as set out below, there are no service contracts in existence between any of the directors and Elan:

Dr. Ekman

Effective 31 December 2007, Dr. Lars Ekman resigned from his operational role as president of R&D and has continued to serve as a member of the board of directors of Elan.

Under the agreement reached with Dr. Ekman, we agreed by reference to Dr. Ekman’s contractual entitlements and in accordance with our severance plan to (a) make a lump-sum payment of $2,500,000; (b) make milestone payments to Dr. Ekman, subject to a maximum amount of $1,000,000, if we achieve certain milestones in respect of our Alzheimer’s disease programme; (c) accelerate the vesting of, and grant a two-year exercise period, in respect of certain of his equity awards, with a cash payment being made in respect of one grant of RSUs (which did not permit accelerated vesting); and (d) continue to make annual pension payments in the amount of $60,000 per annum, provide the cost of continued health coverage and provide career transition services to Dr. Ekman for a period of up to two years. A total severance charge of $3.6 million was expensed in 2007 for Dr. Ekman, excluding potential future success milestone payments related to our Alzheimer’s disease programme. To date, none of the milestones has been triggered, and they remain in effect.

Mr. Martin

On 7 January 2003, we and Elan Pharmaceuticals, Inc. (EPI) entered into an agreement with Mr. G. Kelly Martin such that Mr. Martin was appointed president and CEO effective 3 February 2003.

Effective 7 December 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continues to serve as our CEO with an initial base annual salary of $798,000. Mr. Martin is eligible to participate in our annual bonus plan, performance-based stock awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual installments (the 2005 Options). Mr. Martin’s employment agreement was amended on 19 December 2008 to comply with the requirements of Section 409A of the IRC.

On 2 June 2010, Elan and Mr. Martin agreed to amend his 2005 employment contract from an open-ended agreement to a fixed term agreement. Under this 2010 agreement, Mr. Martin committed to remain in his current roles as CEO and director of the Company through to 1 May 2012. It was agreed that upon the completion of this fixed term Mr. Martin will then serve the board as executive adviser through to 31 January 2013. Under this amendment, Mr. Martin’s base salary was increased from $800,000 to $1,000,000 per year effective 1 June 2010 and when Mr. Martin moves to the role of executive adviser, his base salary will be reduced to $750,000 per year, he will not be eligible for a bonus and he will resign from the board. On 1 March 2012, it was announced that Mr. Martin would remain with the Company until bapineuzumab data has been shared publicly, evaluated and assessed.

The agreement, as amended, continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled. In general, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability) or Mr. Martin leaves for good reason, we will pay Mr. Martin a lump sum equal to two (three, in the event of a change in control) times his salary and target bonus and his options will be exercisable until the earlier of (i) 31 January 2015 or (ii) tenth anniversary of the date of grant. In the event of a change in control, his options will be exercisable until the earlier of (i) three years from the date of termination, or 31 January 2015, whichever is later or (ii) the tenth anniversary of the date of grant of the stock option.

In the event of such an involuntary termination (other than as the result of a change in control), Mr. Martin will, for a period of two years (three years in the event of a change in control), or, if earlier, the date Mr. Martin obtains other employment, continue to participate in our health and medical plans and we shall pay Mr. Martin a lump sum of $50,000 to cover other

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costs and expenses. Mr. Martin will also be entitled to career transition assistance and the use of an office and the services of a full-time secretary for a reasonable period of time not to exceed two years (three years in the event of a change in control).

In addition, if it is determined that any payment or distribution to Mr. Martin would be subject to excise tax under Section 4999 of the IRC, or any interest or penalties are incurred by Mr. Martin with respect to such excise tax, then Mr. Martin shall be entitled to an additional payment in an amount such that after payment by Mr. Martin of all taxes on such additional payment, Mr. Martin retains an amount of such additional payment equal to such excise tax amount.

The agreement also obligates us to indemnify Mr. Martin if he is sued or threatened with suit as the result of serving as our officer or director. We will be obligated to pay Mr. Martin’s attorney’s fees if he has to bring an action to enforce any of his rights under the employment agreement.

Mr. Martin is eligible to participate in the retirement, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

No other director has an employment contract extending beyond 12 months or pre-determined compensation on termination which exceeds one year’s salary.

Mr. McLaughlin

In 2011 and 2010, Davy, an Irish based stockbroking, wealth management and financial advisory firm, of which Mr. McLaughlin is deputy chairman, provided advisory services to the company. The total invoiced value of these services in 2011 was $0.2 million (2010: $0.3 million). Services rendered in 2011 included work in relation to the EDT divestment.

In November 2011, the Company engaged an adult son of Kyran McLaughlin as a consultant in relation to the Company’s investor relations programmes for a six month period. The amount invoiced for these services in 2011 was €11,800. Mr. McLaughlin’s son is not an executive officer and does not have a key strategic role within Elan.

Mr. Pilnik

In 2009, prior to his joining the board of directors of Elan, Mr. Pilnik was paid a fee of $15,230 for consultancy services provided to Elan.

Dr. Selkoe

Effective as of 1 July 2009, EPI entered into a consultancy agreement with Dr. Selkoe under which Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. We pay Dr. Selkoe a fee of $12,500 per quarter under this agreement. The agreement is effective for three years unless terminated by either party upon 30 days written notice and supersedes all prior consulting agreements between Dr. Selkoe and Elan. Previously, Dr. Selkoe was a party to a similar consultancy agreement with EPI and Athena. Under the consultancy agreements, Dr. Selkoe received $50,000 in 2011 and 2010. Dr. Selkoe serves as a Company-nominated director of Janssen AI, a subsidiary of Johnson & Johnson in which Elan holds a 49.9% equity interest. In December 2010, Dr Selkoe entered into a consulting agreement with Johnson & Johnson Pharmaceutical Research & Development LLC. This agreement was amended in November 2011 to extend it until 31 December 2012. During 2011, Dr. Selkoe received a fee of $1,600 in respect of services provided under this agreement. On 2 February 2012, this consulting agreement was terminated.

Arrangements with Former Directors

Agreements with Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C.

On 17 September 2010, we entered into agreements with Mr. Schuler and Mr. Bryson whereby we agreed to pay to Mr. Schuler and Mr. Bryson the aggregate amount of $300,000 in settlement of all costs, fees and expenses incurred by them in respect of any and all matters relating to the Irish High Court litigation and the SEC investigation of Mr. Schuler. Under the agreements, Mr. Schuler and Mr. Bryson agreed to resign from the board, and they subsequently resigned on 29 October 2010.

156	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

On 8 June 2009, we entered into an agreement with Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C. (an affiliate of Mr. Schuler and a shareholder of the Company) (collectively “the Crabtree Group”). Pursuant to this Agreement, we agreed to nominate Mr. Schuler and Mr. Bryson for election as directors of the Company at the 2009 Annual General Meeting. Mr. Schuler and Mr. Bryson irrevocably agreed to resign as directors of the Company effective on the first date on which Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C. cease to beneficially own, in aggregate, at least 0.5% of the Company’s issued share capital. The Agreement also included a standstill provision providing that, until the later of 31 December 2009, amended to 1 January 2012, pursuant to the 2010 agreement, and the date that was three months after the date on which Mr. Schuler and Mr. Bryson cease to be directors of the Company, none of Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. or any of their respective affiliates would, among other things, acquire any additional equity interest in the Company if, after giving effect to the acquisition, Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. and their affiliates would own more than 3% of the Company’s issued share capital. Finally, we agreed to reimburse the Crabtree Group for $500,000 of documented out-of-pocket legal expenses incurred by their outside counsel in connection with the Agreement and the matters referenced in the Agreement.

Dr. Bloom

On 17 July 2009, EPI entered into a consultancy agreement with Dr. Bloom under which Dr. Bloom agreed to provide consultant services to Elan with respect to the treatment and/or prevention of neurodegenerative diseases and to act as an advisor to the science and technology committee. Effective 17 July 2011, this agreement was extended for a further year (“the Amended Agreement”) and we pay Dr. Bloom a fee of $12,500 per quarter under the Amended Agreement. This agreement can be terminated by either party upon 30 days written notice. Under the consultancy agreements, Dr. Bloom received $44,674 in 2011 (2010: $58,125, of which $18,152 related to services rendered during 2009).

Mr. Cooke

In connection with the EDT transaction, as described in Note 13, and Mr. Cooke’s transfer of employment from the Company to Alkermes plc, the Company and Mr. Cooke agreed on 16 September 2011, that if his employment with Alkermes plc is terminated otherwise than for disciplinary reasons, and the date of expiry of notice of his termination of employment is not later than 15 August 2012, we will make up the shortfall, if any, between the severance amount payable to him by Alkermes plc, and the amount that he would have received under our current Elan severance plan had his employment continued and been terminated by us.

36. Off-balance Sheet Arrangements

As at 31 December 2011 and 2010, we had no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material to investors.

The maturity of the contractual undiscounted cash flows (including estimated future interest payments on debt) of our financial liabilities is disclosed in Note 30(f). For details of our operating lease and other commitments, refer to Notes 31 and 32. Potential future contractual obligations in relation to our collaboration agreements are described in Note 33.

37. Events After the Balance Sheet Date

On 13 March 2012, we announced that we had sold 24.15 million of the ordinary shares that we held in Alkermes plc for net proceeds of approximately $381 million after deduction of underwriter fees. We continue to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest, and our remaining shareholding is subject to legal and contractual transfer restrictions. As we no longer have the ability to exercise significant influence over Alkermes plc after the sale of the 24.15 million ordinary shares, our remaining equity interest in Alkermes plc will be recorded as an available-for-sale investment.

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38. Notes to the Parent Company Financial Statements

(a)	Loss before tax from continuing and discontinued operations

The loss before tax from continuing and discontinued operations has been arrived at after charging the following items (including amounts recharged from other Group companies):

	2011 $m	2010 $m
Auditor’s remuneration:
Audit services(1)	0.1	0.1
Directors’ emoluments:
Share-based compensation expense(2)	5.6	4.8
Fees	1.1	1.2
Other emoluments and benefits in kind	3.0	2.3
Pension contributions	—	—
Payments to retired directors	—	0.1
Total directors’ emoluments	9.7	8.4

(1)	Auditor’s remuneration incurred by the Parent Company related solely to audit services. There were no audit service fees paid to other KPMG firms outside Ireland in 2011 or 2010.

(2)	Includes share-based compensation expense of $4.0 million recharged to the Parent Company by other Group companies in 2011 (2010: $3.6 million).

(b)	Income tax

There was no income tax expense in respect of continuing or discontinued operations during the financial year or the preceding financial year.

At 31 December 2011, a DTA of $27.3 million (2010: $22.1 million), which relates to excess management expenses, existed but has not been recognised in the Parent Company Balance Sheet because, at this time, it is not probable that the asset will be realised in the future.

No taxes have been provided for the unremitted earnings of our overseas subsidiaries as any tax basis differences relating to investments in these overseas subsidiaries are considered to be permanent in duration. Cumulative unremitted earnings of overseas subsidiaries totalled approximately $2,973.9 million at 31 December 2011 (2010: $2,708.9 million). Unremitted earnings may be liable to overseas taxes or Irish tax if they were to be distributed as dividends. It is impracticable to determine at this time the potential amount of additional tax due upon remittance of such earnings.

(c)	Discontinued operations

Following the divestment of the EDT business on 16 September 2011, all gains or losses attributable to the EDT business are presented as part of net income from a discontinued operation line in the Parent Company Income Statement for the year ended 31 December 2011 and for the year ended 31 December 2010.

In 2011, a pension plan curtailment gain of $6.3 million arose following the divestment of the EDT business arising from the cessation of the pension accrual for EDT active members of the defined benefit pension plans. The curtailment gain of $6.3 million is comprised of an $8.8 million reduction in the defined benefit obligation offset by $2.2 million related to the allocation of unrecognised actuarial losses associated with the curtailed portion of the pension obligation and $0.3 million related to foreign exchange. For additional information on the pension plans, please refer to Note 16.

There were no gains or losses attributable to the EDT business in the Parent Company Income Statement for the year ended 31 December 2010.

There were no cash flows attributable to the EDT business in the Parent Company Statement of Cash Flows for the year ended 31 December 2011 or for the year ended 31 December 2010.

158	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

(d)	Investments at 31 December:

Investments in Subsidiaries $m
Cost:
At 1 January 2010	1,605.4
Share-based compensation	30.2
Other	(0.9)
At 1 January 2011	1,634.7
Share-based compensation	33.4
Redemption	(97.5)
At 31 December 2011	1,570.6

Share-based compensation represents additional capital contributions made to our subsidiaries to reflect the amounts expensed by these subsidiaries for share-based compensation.

In December 2011, Elan International Services Limited (EIS) redeemed shares held by the parent company, which had a carrying value of $97.5 million.

(e)	Other non-current assets at 31 December

Other non-current assets of $27.0 million at 31 December 2011 (2010: $10.5 million) consisted of assets related to Elan’s defined benefit pension plans. For additional information on these pension plans, refer to Note 16.

(f)	Other current assets at 31 December

Other current assets of $2,629.2 million at 31 December 2011 (2010: $2,651.9 million) consisted of loans due from group undertakings.

Loans provided to group undertakings are repayable on demand. As a result, no discounting is applied to these balances and they are carried at cost less any impairments.

(g)	Current liabilities at 31 December:

	2011 $m	2010 $m
Due to group undertakings	1,264.7	1,338.2
Accrued expenses	0.1	0.2
Current liabilities	1,264.8	1,338.4

Loans received from Group undertakings are repayable on demand. As a result, no discounting is applied to these balances.

(h)	Retained losses

$m
Retained Loss:
At 31 December 2010	(4,306.6)
Net loss for year ended 31 December 2011	(37.5)
Transfer of exercised and expired share-based awards	40.7
At 31 December 2011	(4,303.4)

The transfer of exercised and expired share-based awards relates to grants to employees, directors and non-employees for services, that were previously recorded as an expense by the Group and have been reversed upon exercise or expiry of the awards.

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(i)	Financial risk management

The Parent Company’s financial risk exposures are predominantly related to its investments in subsidiaries and intercompany receivables and payables, therefore the Parent Company’s approach to financial risk management is similar to the Group’s approach as described in Note 30.

At 31 December 2011, the fair value of the net assets of the Parent Company with a carrying value of $3.0 billion (2010: $3.0 billion) was $8.1 billion (2010: $3.4 billion), as calculated by reference to the market capitalisation of the Group on that date.

(j)	Related parties

As part of its normal operating activities, the parent company enters into transactions with other group undertakings. This includes the receipt and provision of financing in the form of loans (as set forth in Note 38(f) and (g)). Loans received from group undertakings and provided to group undertakings are repayable on demand. As a result, no discounting is applied to these balances.

Directors and officers of the parent company are the same as those of the Group. For information on transactions with directors and officers, see Note 35.

(k)	Commitments and contingencies

For information on guarantees and litigation proceedings, please refer to Notes 24 and 34. The Parent Company has no commitments.

39. Subsidiary and Associate Undertakings

At 31 December 2011, we had the following principal subsidiary undertakings:

Company	Nature of Business	Group Share %	Registered Office & Country of Incorporation
Athena Neurosciences, Inc.	Holding company	100	180 Oyster Point, South San Francisco, CA, USA
Crimagua Limited	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Holdings Limited	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan International Services Limited	Financial services company	100	Juniper House, 30 Oleander Hill, Smiths, FL-08, Bermuda
Elan Pharma International Limited	R&D and distribution of pharmaceutical products, management services and financial services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Pharmaceuticals, Inc.	R&D and distribution of pharmaceutical products	100	180 Oyster Point, South San Francisco, CA, USA
Elan Science One Limited	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Science Three Limited	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Keavy Finance Limited	Financial services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Monksland Holding B.V.	Holding company	100	Claude Debussylaan 24, 1082 MD, Amsterdam, The Netherlands

160	Elan Corporation, plc 2011 Annual Report

Notes to the Consolidated Financial Statements

At 31 December 2011, we had the following associate undertakings:

Company	Nature of Business	Group Share %	Registered Office & Country of Incorporation
Janssen Alzheimer Immunotherapy	R&D	49.9	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Alkermes plc.	Biopharmaceutical and drug delivery	25%	Connaught House, 1 Burlington Road, Dublin 4, Ireland
Proteostasis Therapeutics Inc.	R&D	24%	55 Cambridge Parkway, Suite 301, Cambridge, MA 02142

At 31 December 2011, we had the following non-principal subsidiary undertakings:

Company	Nature of Business	Group Share %	Registered Office & Country of Incorporation
Drug Delivery Systems Inc.	Intellectual property holder	100	180 Oyster Point, South San Francisco, CA, USA
Elan Finance Corp.	Financial services	100	180 Oyster Point, South San Francisco, CA, USA
Elan Finance plc.	Financial services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan International Insurance Limited	Captive insurance company	100	Juniper House, 30 Oleander Hill, Smiths, FL-08, Bermuda
Elan Management Limited	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Regulatory Holdings Limited	Regulatory services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Science Five Limited	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Science Seven Limited	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Science Eight Limited	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Science Nine Limited	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Science Ten Limited	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Transdermal Limited	Financial services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Neotope Biosciences Limited	R&D	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Neuralab Limited	Dormant	100	Juniper House, 30 Oleander Hill, Smiths, FL-08, Bermuda
Onclave Therapeutics Limited	R&D	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Orchardbrook Limited	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
The Institute of Biopharmaceutics Limited	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland

40. Approval of Consolidated Financial Statements

The Consolidated Financial Statements were approved by the directors on 23 March 2012.

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U.S. GAAP Information

The financial statements of the Company have been prepared in accordance with IFRS, which differs in certain significant respects from our financial statements on Form 20-F prepared under U.S. GAAP.

Reconciliation from IFRS to U.S. GAAP

Consolidated Income Statement

For the Year Ended 31 December 2011

	IFRS $m	(A) Tysabri $m	(B) Other Intangible Assets $m	(C) Taxation $m	(D) Other Net Charges $m	(E) Investment in Associate $m	(F) & (G) Pensions & Other $m	(H) Discontinued Operations $m	U.S. GAAP $m
Continuing operations
Revenue	660.7	407.4	—	—	—	—	—	177.9	1,246.0
Cost of sales	246.0	326.5	—	—	—		—	67.2	639.7
Gross profit	414.7	80.9	—	—	—	—	—	110.7	606.3
Selling, general and administrative expenses	134.2	80.9	(2.5)	—	(10.1)	—	0.1	26.1	228.7
Research and development expenses	215.8	—	—	—	(32.2)	—	—	48.9	232.5
Net gain on divestment of business	—	—	(15.6)	—	—	—	6.7	(644.0)	(652.9)
Other net (gains)/charges	—	—	—	—	42.3		—	(84.5)	(42.2)
Total operating (gains)/expenses	350.0	80.9	(18.1)	—	—	—	6.8	(653.5)	(233.9)
Operating profit	64.7	—	18.1	—	—	—	(6.8)	764.2	840.2
Net interest and investment gains and losses	227.9	—	—	—	—	5.9	(1.8)	0.1	232.1
Income/(loss) before tax	(163.2)	—	18.1	—	—	(5.9)	(5.0)	764.1	608.1
Income tax expense	67.1	—	—	(23.5)	—	—	—	4.0	47.6
Net income/(loss) from continuing operations	(230.3)	—	18.1	23.5	—	(5.9)	(5.0)	760.1	560.5
Discontinued operations
Net income from discontinued operations (net of tax)	760.1	—	—	—	—	—	—	(760.1)	—
Net income	529.8	—	18.1	23.5	—	(5.9)	(5.0)	—	560.5

162	Elan Corporation, plc 2011 Annual Report

U.S. GAAP Information

Consolidated Income Statement

For the Year Ended 31 December 2010

	IFRS $m	(A) Tysabri $m	(B) Goodwill $m	(B) Other Intangible Assets $m	(C) Taxation $m	(D) Other Net Charges $m	(F)&(G) Pension & Other $m	(H) Discontinued Operations $m	U.S. GAAP $m
Continuing operations
Revenue	568.6	327.0	—	—	—	—	—	274.1	1,169.7
Cost of sales	212.0	253.3	—	2.4	—	(2.5)	—	118.1	583.3
Gross profit	356.6	73.7	—	(2.4)	—	2.5	—	156.0	586.4
Selling, general and administrative expenses	168.2	73.7	—	(3.9)	—	(24.5)	—	41.2	254.7
Research and development expenses	228.9	—	—	—	—	(23.8)	(0.1)	53.7	258.7
Settlement provision charge	206.3	—	—	—	—	—	—	—	206.3
Net gain on divestment of business	(0.3)	—	0.6	0.2	—	(1.5)	—	—	(1.0)
Other net charges	—	—	—	4.0	—	52.3	—	—	56.3
Total operating expenses	603.1	73.7	0.6	0.3	—	2.5	(0.1)	94.9	775.0
Operating loss	(246.5)	—	(0.6)	(2.7)	—	—	0.1	61.1	(188.6)
Net interest and investment gains and losses	135.6	—	—	—	—	—	(1.8)	0.2	134.0
Loss before tax	(382.1)	—	(0.6)	(2.7)	—	—	1.9	60.9	(322.6)
Income tax (benefit)/expense	(7.2)	—	—	—	0.7	—	—	8.6	2.1
Net loss from continuing operations	(374.9)	—	(0.6)	(2.7)	(0.7)	—	1.9	52.3	(324.7)
Discontinued operations
Net income from discontinued operations (net of tax)	52.3	—	—	—	—	—	—	(52.3)	—
Net income/(loss) for the year	(322.6)	—	(0.6)	(2.7)	(0.7)	—	1.9	—	(324.7)

Elan Corporation, plc 2011 Annual Report	163

Consolidated Balance Sheet

For the Year Ended 31 December 2011

	IFRS $m	(B) Goodwill $m	(B) Other Intangible Assets $m	(C) Taxation $m	(E) Investment in Associate $m	(F) Pension $m	(G) Other $m	U.S. GAAP $m
Non-Current Assets
Goodwill and other intangible assets	141.0	207.4	(38.5)	—	—	—	—	309.9
Property, plant and equipment	83.2	—	—	—	—	—	—	83.2
Investment in associate	681.7	—	—	—	(5.9)	—	—	675.8
Available-for-sale investments	8.4	—	—	—	—	—	1.4	9.8
Deferred tax asset	279.8	—	—	(160.9)	—	—	—	118.9
Restricted cash and cash equivalents	13.7	—	—	—	—	—	—	13.7
Other non-current assets	40.4	—	—	—	—	(27.0)	11.1	24.5
Total Non-Current Assets	1,248.2	207.4	(38.5)	(160.9)	(5.9)	(27.0)	12.5	1,235.8
Current Assets
Inventory	23.8	—	—	—	—	—	—	23.8
Accounts receivable	167.7	—	—	—	—	—	—	167.7
Other current assets	25.7	—	—	—	—	—	—	25.7
Deferred tax asset	—	—	—	26.2	—	—	—	26.2
Income tax prepayment	3.2	—	—	(3.2)	—	—	—	—
Available-for-sale investments	0.3	—	—	—	—	—	—	0.3
Restricted cash and cash equivalents	2.6	—	—	—	—	—	—	2.6
Cash and cash equivalents	271.7	—	—	—	—	—	—	271.7
Total Current Assets	495.0	—	—	23.0	—	—	—	518.0
Total Assets	1,743.2	207.4	(38.5)	(137.9)	(5.9)	(27.0)	12.5	1,753.8
Non-Current Liabilities
Long-term debt	603.9	—	—	—	—	—	11.1	615.0
Other liabilities	42.3	—	—	—	—	12.2	—	54.5
Income tax payable	5.5	—	—	0.7	—	—	—	6.2
Total Non-Current Liabilities	651.7	—	—	0.7	—	12.2	11.1	675.7
Current Liabilities
Accounts payable	46.4	—	—	—	—	—	—	46.4
Accrued and other liabilities	229.2	—	—	—	—	—	0.7	229.9
Provisions	0.7	—	—	—	—	—	(0.7)	—
Total Current Liabilities	276.3	—	—	—	—	—	—	276.3
Total Liabilities	928.0	—	—	0.7	—	12.2	11.1	952.0
Shareholders’ Equity
Total Shareholders’ Equity	815.2	207.4	(38.5)	(138.6)	(5.9)	(39.2)	1.4	801.8
Total Shareholders’ Equity and Liabilities	1,743.2	207.4	(38.5)	(137.9)	(5.9)	(27.0)	12.5	1,753.8

164	Elan Corporation, plc 2011 Annual Report

U.S. GAAP Information

Consolidated Balance Sheet

For the Year Ended 31 December 2010

	IFRS $m	(B) Goodwill $m	(B) Other Intangible Assets $m	(C) Taxation $m	(F) Pension $m	(G) Other $m	U.S. GAAP $m
Non-Current Assets
Goodwill and other intangible assets	225.7	211.9	(61.1)	—	—	—	376.5
Property, plant and equipment	287.5	—	—	—	—	—	287.5
Investment in associate	209.0	—	—	—	—	—	209.0
Available-for-sale investments	8.9	—	—	—	—	0.5	9.4
Deferred tax asset	336.7	—	—	(182.4)	—	—	154.3
Restricted cash and cash equivalents	14.9	—	—	—	—	—	14.9
Other non-current assets	34.6	—	—	—	(10.5)	21.3	45.4
Total Non-Current Assets	1,117.3	211.9	(61.1)	(182.4)	(10.5)	21.8	1,097.0
Current Assets
Inventory	39.0	—	—	—	—	—	39.0
Accounts receivable	191.6	—	—	—	—	—	191.6
Other current assets	15.4	—	—	—	—	—	15.4
Deferred tax asset	—	—	—	41.8	—	—	41.8
Income tax prepayment	3.1	—	—	(3.1)	—	—	—
Available-for-sale investments	2.0	—	—	—	—	—	2.0
Restricted cash and cash equivalents	208.2	—	—	—	—	—	208.2
Cash and cash equivalents	422.5	—	—	—	—	—	422.5
Total Current Assets	881.8	—	—	38.7	—	—	920.5
Total Assets	1,999.1	211.9	(61.1)	(143.7)	(10.5)	21.8	2,017.5
Non-Current Liabilities
Long-term debt	1,249.1	—	—	—	—	21.3	1,270.4
Other liabilities	40.1	—	—	—	19.9	—	60.0
Income tax payable	14.2	—	—	(3.1)	—	—	11.1
Total Non-Current Liabilities	1,303.4	—	—	(3.1)	19.9	21.3	1,341.5
Current Liabilities
Accounts payable	39.2	—	—	—	—	—	39.2
Accrued and other liabilities	235.5	—	—	—	—	207.0	442.5
Provisions	207.0	—	—	—	—	(207.0)	—
Total Current Liabilities	481.7	—	—	—	—	—	481.7
Total Liabilities	1,785.1	—	—	(3.1)	19.9	21.3	1,823.2
Shareholders’ Equity
Total Shareholders’ Equity	214.0	211.9	(61.1)	(140.6)	(30.4)	0.5	194.3
Total Shareholders’ Equity and Liabilities	1,999.1	211.9	(61.1)	(143.7)	(10.5)	21.8	2,017.5

Elan Corporation, plc 2011 Annual Report	165

The principal differences between IFRS as adopted by the European Union and U.S. GAAP, as they apply to our financial statements, are as follows:

(A)	Tysabri

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Under U.S. GAAP, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec as required at a price that includes the cost of manufacturing plus Biogen Idec’s gross profit on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales. Outside of the United States, Biogen Idec is responsible for distribution and, under U.S. GAAP, we record as revenue our share of the profit or loss on EU sales of Tysabri plus our directly incurred expenses on these sales.

Under IFRS, the Tysabri collaboration is a jointly controlled operation in accordance with IAS 31. A jointly controlled operation is an operation of a joint venture (as defined in IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations. Under IFRS, to account for our share of the Tysabri jointly controlled operation, we record our directly incurred expenses within operating expenses and we recognise as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly incurred collaboration expenses related to these sales, which are primarily comprised of royalties, that we incur and are payable by us to third parties and are reimbursed by the collaboration.

There are no reconciling differences to total net income/(loss) or shareholders’ equity between IFRS and U.S. GAAP related to Tysabri. However, the amounts recorded for revenue and operating expenses related to the U.S. market differ under both standards due to the differing accounting principles for Tysabri sales. As described above, under U.S. GAAP we record as revenue the net sales of Tysabri in the U.S. market, whereas under IFRS we record as revenue our share of the collaboration profit on these sales plus our directly incurred collaboration expenses related to these sales. There are no differences between IFRS and U.S. GAAP for the amounts recorded related to sales outside of the United States.

(B)	Goodwill and other intangible assets

The carrying value of goodwill is lower under IFRS than under U.S. GAAP, while conversely the carrying value of our other intangible assets is higher under IFRS than under U.S. GAAP, because of differences in our historical Irish generally accepted accounting principles (Irish GAAP) accounting for business combinations which have carried into our IFRS financial statements as part of the transitional arrangements. The higher carrying value for intangible assets other than goodwill gives rise to a higher amortisation charge under IFRS than under U.S. GAAP. Goodwill is not amortised under either IFRS or U.S. GAAP, but instead is subject to regular (at least annual) impairment testing.

The principal reason for a higher carrying value of intangible assets other than goodwill under IFRS is that under U.S. GAAP, the fair value of acquired IPR&D is expensed upon acquisition, whereas under Irish GAAP and IFRS, these amounts are capitalised as intangible assets.

In addition, a number of differences arose in the manner in which goodwill was previously written off when businesses were sold under Irish GAAP and U.S. GAAP, which caused the net carrying value of goodwill to be lower under IFRS than U.S. GAAP at 31 December 2011 and 2010. Under Irish GAAP, the goodwill arising from acquisition was written off on disposal, whereas under U.S. GAAP, the goodwill write-off on disposal was calculated proportionately based on the relative fair value of the disposed business to the total fair value of the reporting unit. Similarly, under U.S. GAAP, $0.6 million of the BioNeurology goodwill was allocated to the Prialt business upon its divestment to Azur in 2010 (because of these historic Irish GAAP differences, there is no carrying value for BioNeurology goodwill under IFRS), thus resulting in a higher loss on divestment of this business under U.S. GAAP compared to IFRS. The carrying amount of goodwill allocated to the EDT business and divested as part of the EDT transaction with Alkermes Inc. was also lower under IFRS compared to U.S. GAAP; $45.2 million under IFRS compared to $49.7 million under U.S. GAAP. Conversely, the carrying value of the other intangible assets divested as part of the EDT transaction was higher under IFRS compared to U.S. GAAP; $23.4 million under IFRS compared to $3.3 million under U.S. GAAP.

166	Elan Corporation, plc 2011 Annual Report

U.S. GAAP Information

As we did not restate our historical business combinations in accordance with IFRS 3, “Business Combinations”, as permitted by IFRS 1, “First-time Adoption of International Financial Reporting Standards”, these differences remain in effect between U.S. GAAP and IFRS.

(C)	Taxation

There are different rules under IFRS and U.S. GAAP in relation to the recognition of DTAs associated with share-based compensation. DTAs are only recognised under either GAAP in relation to jurisdictions where tax deductions are available to the employer for equity grants given to employees (relevant employee equity awards). For example, such tax deductions are available in the United States but in general not in Ireland. Under U.S. GAAP, a DTA may be recognised for relevant employee equity awards only to the extent that a compensation expense has previously been recorded in relation to those awards. In contrast, under IFRS, a DTA may be recognised in relation to the tax effect of the full intrinsic value at the balance sheet date of all relevant employee equity awards expected to be exercised, regardless of whether or not a compensation expense has previously been recognised for those awards. Accordingly, the total DTA recognised under IFRS is substantially higher than under U.S. GAAP.

During 2011, we re-assessed the recoverability of the Group’s U.S. federal and state DTAs, due to changes in the expected recoverability of our federal tax credits and due to the application of new state tax attribution rules that we expect will reduce our future state cash taxes and effective tax rates. Because the DTAs were substantially higher under IFRS, this resulted in higher reductions in the DTAs under IFRS than under U.S. GAAP which resulted in a higher tax charge for 2011 under IFRS.

(D)	Other net charges

The principal items classified as other net charges include severance, restructuring and other costs, facilities and other asset impairment charges, legal settlements and intangible asset impairment charges. These items have been treated consistently from period to period. We believe that disclosure of significant other net charges is meaningful because it provides additional information in relation to analysing certain items. Under IFRS, other net charges are recorded within their respective income statement line items. Under U.S. GAAP, they are recorded as a separate line item in the Consolidated Income Statement.

(E)	Investment in associate undertaking

Janssen AI

As part of the transaction whereby Janssen AI, a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer), we received a 49.9% equity investment in Janssen AI. Johnson & Johnson also committed to fund up to an initial $500.0 million towards the further development and commercialisation of the AIP to the extent the funding is required by the collaboration.

Under both IFRS and U.S. GAAP, we have recorded our investment in Janssen AI as an investment in an associate (equity method investment) on the balance sheet as we have the ability to exercise significant influence, but not control or joint control, over the investee. The investment was recognised initially based on the estimated fair value of the investment acquired, representing our proportionate 49.9% share of Janssen AI’s AIP assets along with the fair value of our proportionate interest in the Johnson & Johnson contingent funding commitment, and is subsequently accounted for using the equity method.

Under both U.S. GAAP and IFRS, investors are required to recognise their share of post-acquisition changes in net assets of an investee. This is applied under IFRS by remeasuring our proportionate interest in the Johnson & Johnson funding commitment, which had an initial carrying value of $117.7 million, at each reporting date during the period that the funding of Janssen AI is being provided exclusively by Johnson & Johnson to reflect any changes in the expected cash flows and this remeasurement, along with the recognition of our proportionate share of the other changes in the net assets of Janssen AI, will result in changes in the carrying value of the investment in associate that will be reflected in the income statement.

Under U.S. GAAP, the $117.7 million initial carrying value of the Johnson & Johnson contingent funding commitment asset is being amortised to the income statement on a pro rata basis; based on the actual amount of Janssen AI losses that are solely funded by Johnson & Johnson in each period as compared to the total $500.0 million, which is the total amount we

Elan Corporation, plc 2011 Annual Report	167

estimate will be solely funded by Johnson & Johnson. Similar to the IFRS accounting model, in the event that the entire $500.0 million contingent funding commitment is spent, the maximum net losses that would be recorded by Elan over the period of the expenditure is $117.7 million. The U.S. GAAP application of equity method accounting results in a different timing of amortisation of the $117.7 million, with greater amounts applicable to earlier periods than under IFRS.

Under IFRS, the net loss recorded on the Janssen AI investment in 2011 was $65.0 million (2010: $26.0 million) compared to a net loss of $78.4 million under U.S. GAAP (2010: $26.0 million). The net loss of $78.4 million under U.S. GAAP in 2011 included a charge of $27.5 million (2010: $Nil) to correct an immaterial error in prior periods that arose as a result of revising the application of equity method accounting to the investment in Janssen AI under U.S. GAAP. The remaining $50.9 million net loss on equity method investment for Janssen AI in 2011 (2010: $26.0 million) relates to the amortisation of the contingent funding commitment applicable to this period.

Alkermes plc

In connection with the divestment of our EDT business on 16 September 2011, we received 31.9 million ordinary shares of Alkermes plc, which represented approximately 25% of the equity of Alkermes plc at the close of the transaction. Under both IFRS and U.S. GAAP, our equity interest in Alkermes plc was recorded as an investment in associate/equity method investment on the Consolidated Balance Sheet at an initial carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction. The carrying amount is approximately $300 million higher than our share of the book value of the net assets of Alkermes plc. Based on our preliminary assessment of the fair value of the net assets of Alkermes plc on the date of the transaction, this basis difference principally relates to identifiable intangible assets and goodwill attributable to the Alkermes, Inc. business prior to its acquisition of EDT.

Under U.S. GAAP, we recognise our share of the earnings or losses of Alkermes plc on a one-quarter time lag as Alkermes plc’s financial information is generally not publicly available when we report our quarterly and annual U.S. GAAP results. Under IFRS, we recognise our current share of Alkermes plc net losses with no time lag. Under IFRS, the net loss recorded on our Alkermes plc investment for 2011 was $8.2 million representing our share of the net losses of Alkermes plc from the date of acquisition of the equity interest on 16 September 2011 through 31 December 2011 of $4.3 million, and includes an expense of $3.9 million related to the amortisation of the basis difference. The net loss recorded under U.S. GAAP for 2011 of $0.7 million represented our share of the net losses of Alkermes plc from the date of acquisition of the equity interest on 16 September 2011 through 30 September 2011.

(F)	Pensions

Under both IFRS and U.S. GAAP, actuarial gains and losses relating to defined benefit plans arise as a result of two factors: (a) experience adjustments due to differences between the previous actuarial assumptions and actual outcomes; and (b) changes in actuarial assumptions. At a minimum, actuarial gains and losses are required to be recognised in the income statement when the cumulative unrecognised amount thereof at the beginning of the period exceeds a ‘corridor’, which is 10% of the greater of the present value of the obligation and the fair value of the assets. Under both IFRS and U.S. GAAP, we amortise actuarial gains and losses in excess of the corridor on a straight-line basis over the expected remaining working lives of the employees in the plans.

Under IFRS, the unamortised net actuarial losses relating to our defined benefit plans that were not recognised in the income statement are classified as assets. Under U.S. GAAP, these unamortised net actuarial losses are recognised directly in shareholders’ equity. At 31 December 2011, the defined benefit plans had a total unfunded status (excess of the projected benefit obligations over the fair value of the plans’ assets) of $12.2 million (2010: $19.9 million) and total unamortised net actuarial losses of $39.2 million (2010: $30.4 million) based on the foreign exchange rate at the balance sheet date. Under IFRS, the unfunded status is netted off against the unamortised net actuarial losses resulting in a net pension asset of $27.0 million at 31 December 2011 (2010: $10.5 million). Under U.S. GAAP, the unfunded status is recognised as a long-term liability on the balance sheet, and the unamortised net actuarial losses are recognised as a reduction to shareholders’ equity. Consequently, a reconciling difference of $39.2 million to shareholders’ equity arises at 31 December 2011 (2010: $30.4 million), reflecting this difference in classification of the unamortised net actuarial losses between IFRS (assets) and U.S. GAAP (shareholders’ equity).

168	Elan Corporation, plc 2011 Annual Report

U.S. GAAP Information

The divestment of the EDT business on 16 September 2011 resulted in the cessation of the pension accrual for the EDT active members of the defined benefit plans. This resulted in a reduction in the defined benefit obligations of $8.8 million as the link to future pensionable salary increases was broken for these active members. Under IFRS, this resulted in a curtailment gain of $6.3 million being recognised in the Consolidated Income Statement, comprised of a $8.8 million reduction in the defined benefit obligation offset by $2.2 million related to the allocation of unrecognised actuarial losses associated with the curtailed portion of the pension obligation and $0.3 million related to foreign exchange. Under U.S. GAAP, the curtailment gain of $8.8 million has been recorded against the unamortised net actuarial loss in other comprehensive income.

(G)	Other

The primary components of the other reconciling items in the balance sheet relate to provisions and unamortised financing costs. Under IFRS, provisions are disclosed separately on the balance sheet whereas under U.S. GAAP, these reserves are included within accrued and other liabilities. Under IFRS, deferred transaction costs are netted off against the aggregate principal amount of the related debt in liabilities whereas under U.S. GAAP, these deferred costs are presented as assets in the balance sheet.

(H)	Discontinued operations

In connection with the divestment of our EDT business on 16 September 2011, we received 31.9 million ordinary shares of Alkermes plc, which represented approximately 25% of the equity of Alkermes plc at the close of the transaction. Our equity interest in Alkermes plc was recorded as an investment in associate on the Consolidated Balance Sheet at an initial carrying amount of $528.6 million, based on the closing share price of $16.57 of Alkermes, Inc. shares on the date of the transaction.

Under IFRS, the results of EDT are presented as a discontinued operation in the income statement for 2011 and the comparative income statement figures have been restated. We report the net gain on divestment of the EDT business as part of the net income from discontinued operations under IFRS. Under U.S. GAAP, EDT is not classified as a discontinued operation because of Elan’s continuing involvement in the business through its 25% equity interest at 31 December 2011.

The net gain on divestment of the EDT business is $644.0 million under IFRS, compared to $652.9 million under U.S. GAAP. The lower gain under IFRS is attributable to the higher carrying value of our other intangible assets related to EDT under IFRS, partially offset by the lower carrying value of goodwill and the recognition of the pension curtailment gain of $6.3 million as part of the net gain on divestment of EDT under IFRS.

Elan Corporation, plc 2011 Annual Report	169

Reconciliation from U.S. GAAP Results of Operations to Pro Forma Results

The following table shows a reconciliation from the U.S. GAAP results of operations to the pro forma results of operations for each of the years ended 31 December 2011, 2010 and 2009:

	U.S. GAAP Elan 2011 $m	Pro Forma Adjustments to Exclude EDT 2011 $m	Pro Forma Elan 2011 $m	U.S. GAAP Elan 2010 $m	Pro Forma Adjustments to Exclude EDT 2010 $m	Pro Forma Elan 2010 $m	U.S. GAAP Elan 2009 $m	Pro Forma Adjustments to Exclude EDT 2009 $m	Pro Forma Elan 2009 $m
Product revenue	1,236.1	(168.0)	1,068.1	1,156.0	(261.4)	894.6	1,094.3	(257.2)	837.1
Contract revenue	9.9	(9.9)	—	13.7	(12.7)	1.0	18.7	(18.7)	—
Total revenue	1,246.0	(177.9)	1,068.1	1,169.7	(274.1)	895.6	1,113.0	(275.9)	837.1
Cost of sales	639.7	(67.0)	572.7	583.3	(118.4)	464.9	560.7	(116.3)	444.4
Gross margin	606.3	(110.9)	495.4	586.4	(155.7)	430.7	552.3	(159.6)	392.7
Operating expenses:
Selling, general and administrative expenses	228.7	(23.8)	204.9	254.7	(38.9)	215.8	268.2	(35.9)	232.3
Research and development expenses	232.5	(34.3)	198.2	258.7	(53.7)	205.0	293.6	(47.5)	246.1
Net gain on divestment of business	(652.9)	—	(652.9)	(1.0)	—	(1.0)	(108.7)	—	(108.7)
Other net (gains)/charges	(42.2)	68.1	25.9	56.3	(2.3)	54.0	67.3	(5.7)	61.6
Settlement reserve charge	—	—	—	206.3	—	206.3	—	—	—
Total operating (gains)/expenses	(233.9)	10.0	(223.9)	775.0	(94.9)	680.1	520.4	(89.1)	431.3
Operating income/(loss)	840.2	(120.9)	719.3	(188.6)	(60.8)	(249.4)	31.9	(70.5)	(38.6)
Net interest and investment gains and losses:
Net interest expense	105.9	(1.0)	104.9	117.8	0.6	118.4	137.9	(1.8)	136.1
Net loss on equity method investment	81.8	—	81.8	26.0	—	26.0	—	—	—
Net charge on debt retirement	47.0	—	47.0	3.0	—	3.0	24.4	—	24.4
Net investment gains	(2.6)	—	(2.6)	(12.8)	—	(12.8)	(0.6)	—	(0.6)
Net interest and investment gains and losses	232.1	(1.0)	231.1	134.0	0.6	134.6	161.7	(1.8)	159.9
Net income/(loss) before income taxes	608.1	(119.9)	488.2	(322.6)	(61.4)	(384.0)	(129.8)	(68.7)	(198.5)
Provision for/(benefit from) income taxes	47.6	(4.2)	43.4	2.1	(9.1)	(7.0)	46.4	(18.0)	28.4
Net income/(loss)	560.5	(115.7)	444.8	(324.7)	(52.3)	(377.0)	(176.2)	(50.7)	(226.9)

170	Elan Corporation, plc 2011 Annual Report

U.S. GAAP Information

Reconciliation from U.S. GAAP Results of Operations to Pro Forma Results

The following table shows a reconciliation from the U.S. GAAP results of operations to the pro forma results of operations for each of the years ended 31 December 2008 and 2007:

	U.S. GAAP Elan 2008 $m	Pro Forma Adjustments to Exclude EDT 2008 $m	Pro Forma Elan 2008 $m	U.S. GAAP Elan 2007 $m	Pro Forma Adjustments to Exclude EDT 2007 $m	Pro Forma Elan 2007 $m
Product revenue	980.2	(281.6)	698.6	728.6	(274.0)	454.6
Contract revenue	20.0	(20.0)	—	30.8	(21.5)	9.3
Total revenue	1,000.2	(301.6)	698.6	759.4	(295.5)	463.9
Cost of sales	493.4	(123.7)	369.7	337.9	(114.2)	223.7
Gross margin	506.8	(177.9)	328.9	421.5	(181.3)	240.2
Operating expenses:
Selling, general and administrative expenses	292.7	(44.5)	248.2	339.3	(44.5)	294.8
Research and development expenses	323.4	(47.6)	275.8	262.9	(48.4)	214.5
Other net charges	34.2	—	34.2	84.6	(3.6)	81.0
Total operating (gains)/expenses	650.3	(92.1)	558.2	686.8	(96.5)	590.3
Operating income/(loss)	(143.5)	(85.8)	(229.3)	(265.3)	(84.8)	(350.1)
Net interest and investment gains and losses:
Net interest expense	132.0	0.5	132.5	113.1	0.2	113.3
Net investment losses	21.8	—	21.8	0.9	—	0.9
Net charge on debt retirement	—	—	—	18.8	—	18.8
Net interest and investment gains and losses	153.8	0.5	154.3	132.8	0.2	133.0
Net income/(loss) before income taxes	(297.3)	(86.3)	(383.6)	(398.1)	(85.0)	(483.1)
Provision for/(benefit from) income taxes	(226.3)	7.8	(218.5)	6.9	(2.7)	4.2
Net income/(loss)	(71.0)	(94.1)	(165.1)	(405.0)	(82.3)	(487.3)

Elan Corporation, plc 2011 Annual Report	171

Shareholders’ Information

We have not paid cash dividends on our Ordinary Shares in the past. The declaration of any cash dividends will be at the recommendation of our board of directors. The recommendations of the board of directors will depend upon the earnings, capital requirements and financial condition of the Company and other relevant factors. Although we do not anticipate that we will pay any cash dividends on our Ordinary Shares in the foreseeable future, the Company expects that its board of directors will review the dividend policy on a regular basis. Dividends may be paid on the Executive Shares and “B” Executive Shares at a time when no dividends are being paid on the Ordinary Shares. For additional information regarding the Executive Shares and “B” Executive Shares, please refer to Note 27 to the Consolidated Financial Statements.

Nature of Trading Market

The principal trading market for our Ordinary Shares is the Irish Stock Exchange (ISE). Our American Depositary Shares (ADSs), each representing one Ordinary Share and evidenced by ADRs, are traded on the New York Stock Exchange (NYSE) under the symbol “ELN”. The ADR depositary is Citibank N.A.

The following table sets forth the high and low sales prices of the Ordinary Shares during the periods indicated, based upon mid-market prices at close of business on the ISE and the high and low sales prices of the ADSs, as reported in published financial sources:

	€0.05 Ordinary Shares		American Depositary Shares(1)
	High	Low	High	Low
	(€)		($)
Year Ended 31 December
2007	16.89	9.04	24.52	11.98
2008	23.47	4.02	36.82	5.36
2009	6.37	3.42	8.70	5.00
2010	6.04	3.48	8.18	4.33
2011	10.72	4.33	13.85	5.83
Quarter
2010
Quarter 1	5.72	4.66	8.12	6.65
Quarter 2	6.04	3.70	8.18	4.50
Quarter 3	4.13	3.48	5.75	4.33
Quarter 4	4.71	3.88	6.15	5.08
2011
Quarter 1	5.38	4.33	7.11	5.83
Quarter 2	8.00	4.87	11.37	6.80
Quarter 3	8.80	6.19	12.48	9.20
Quarter 4	10.72	7.33	13.85	9.87
Month Ended
August 2011	8.02	6.19	11.22	9.20
September 2011	7.97	6.86	10.69	9.40
October 2011	8.52	7.53	12.14	9.87
November 2011	8.56	7.33	11.91	9.92
December 2011	10.72	8.16	13.85	10.75
January 2012	11.06	10.17	13.92	13.01
February 2012	10.80	9.15	14.28	12.09

(1)	An ADS represents one Ordinary Share, par value €0.05.

172	Elan Corporation, plc 2011 Annual Report

Shareholders’ Information

A total of 591,203,274 Ordinary Shares of Elan were issued and outstanding at 16 March 2012, of which 3,163 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of ADRs. 493,615,553 Ordinary Shares were represented by our ADSs, evidenced by ADRs, issued by Citibank N.A., as depositary, pursuant to a deposit agreement. At 16 March 2012, the number of holders of record of Ordinary Shares was 7,472, which includes 10 holders of record in the United States, and the number of registered holders of ADRs was 3,017. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

Exchange Controls and Other Limitations Affecting Security Holders

Irish exchange control regulations ceased to apply from and after 31 December 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as us. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities. The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined and include all transfers that would be movements of capital or payments within the meaning of the treaties governing the member states of the European Union. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments falls within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present the Financial Transfers Act, 1992 prohibits financial transfers involving the late Slobodan Milosevic and associated persons, Burma (Myanmar), Belarus, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, the late Usama bin Laden, Al-Qaida, the Taliban of Afghanistan, Democratic Republic of Congo, Democratic People’s Republic of Korea (North Korea), Iran, Iraq, Côte d’Ivoire, Lebanon, Liberia, Zimbabwe, Sudan, Somalia, Republic of Guinea, Afghanistan, Egypt, Eritrea, Libya, Syria, Tunisia, certain known terrorists and terrorist groups, and countries that harbour certain terrorist groups, without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of, an ADS involving the government of any country that is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. We do not anticipate that orders under the Financial Transfers Act, 1992 or United Nations sanctions implemented into Irish law will have a material effect on our business.

Irish Taxation

The following is a general description of Irish taxation inclusive of certain Irish tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of ADSs or Ordinary Shares. As used herein, references to the Ordinary Shares include ADSs representing such Ordinary Shares, unless the tax treatment of the ADSs and Ordinary Shares has been specifically differentiated. This description is for general information purposes only and does not purport to be a comprehensive description of all the Irish tax considerations that may be relevant in a U.S. Holder’s decision to purchase, hold or dispose of our Ordinary Shares. It is based on the various Irish Taxation Acts, all as in effect on 16 March 2012, and all of which are subject to change (possibly on a retroactive basis). The Irish tax treatment of a U.S. Holder of Ordinary Shares may vary depending upon such holder’s particular situation, and holders or prospective purchasers of Ordinary Shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of Ordinary Shares.

For the purposes of this tax description, a “U.S. Holder” is a holder of Ordinary Shares that is: (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organised in or under the laws of the United States or of any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Taxation of Corporate Income

We are a public limited company incorporated and resident for tax purposes in Ireland. Under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is centrally managed and controlled in Ireland, or, in certain

Elan Corporation, plc 2011 Annual Report	173

circumstances, if it is incorporated in Ireland. Trading income of an Irish company is generally taxable at the Irish corporation tax rate of 12.5%. Non-trading income of an Irish company e.g. interest income, rental income or other passive income, is taxable at a rate of 25%. Previously, income from a qualifying patent was disregarded for Irish tax purposes up to a cap of €5 million per annum. A qualifying patent means a patent in relation to which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention that is the subject of the patent were carried out in an European Economic Area state. This relief was withdrawn on 24 November 2010. In addition, manufacturing profits of an Irish company were subject to a reduced tax rate of 10%; however this relief was withdrawn with effect from 1 January 2011. Any future manufacturing profits from an Irish trade will now be taxable at the 12.5% tax rate referred to above.

Taxation of Capital Gains and Dividends

A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of Ordinary Shares.

Unless exempted, all dividends paid will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%, and no additional Irish income tax liability or liability to the universal social charge in Ireland arises as the withholding tax deducted discharges such liability to Irish tax. An individual shareholder resident in a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the European Union, other than Ireland (together, a Relevant Territory), will be exempt from withholding tax, income tax and the universal social charge provided he or she makes the requisite declaration.

Corporate shareholders who: (i) are ultimately controlled by residents of a Relevant Territory; (ii) are resident in a Relevant Territory and are not controlled by Irish residents; (iii) have the principal class of their shares, or of a 75% parent, traded on a stock exchange in Ireland or in a Relevant Territory; or (iv) are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognised stock exchanges in Ireland or in a Relevant Territory or Territories, will be exempt from withholding tax on the production of the appropriate certificates and declarations.

Holders of our ADSs will be exempt from withholding tax and the universal social charge if they are beneficially entitled to the dividend and their address on the register of depositary shares maintained by the depositary is in the United States, provided that the depositary has been authorised by the Irish Revenue Commissioners as a qualifying intermediary and provided the appropriate declaration is made by the holders of the ADSs. Where such withholding is made, it will satisfy the liability to Irish tax and the universal social charge of the shareholder except in certain circumstances where an individual shareholder may have an additional liability. A charge to Irish social security taxes arise for individuals. However, under the Social Welfare Agreement between Ireland and the United States, an individual who is liable for U.S. social security contributions can normally claim exemption from these taxes and levies.

Irish Capital Acquisitions Tax

A gift or inheritance of Ordinary Shares will be and, in the case of our warrants or American Depositary Warrant Shares (ADWSs) representing such warrants, may be, within the charge to Irish capital acquisitions tax, notwithstanding that the person from whom the gift or inheritance is received is domiciled or resident outside Ireland. Capital acquisitions tax is charged at the rate of 30% above a tax-free threshold. This tax-free threshold is determined by the relationship between the donor and the successor or donee. It is also affected by the amount of the current benefit and previous benefits taken since 5 December 1991 from persons within the same capital acquisitions tax relationship category. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

The Estate Tax Convention between Ireland and the United States generally provides for Irish capital acquisitions tax paid on inheritances in Ireland to be credited against tax payable in the United States and for tax paid in the United States to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention, in a case where warrants, ADWSs, ADSs or Ordinary Shares are subject to both Irish capital acquisitions tax with respect to inheritance and U.S. federal estate tax. The Estate Tax Convention does not apply to Irish capital acquisitions tax paid on gifts.

174	Elan Corporation, plc 2011 Annual Report

Shareholders’ Information

Irish Stamp Duty

Under current Irish law, no stamp duty, currently at the rate and on the amount referred to below, will be payable by U.S. Holders on the issue of ADSs, Ordinary Shares or ADWSs of Elan. Under current Irish law, no stamp duty will be payable on the acquisition of ADWSs or ADSs by persons purchasing such ADWSs or ADSs, or on any subsequent transfer of an ADWS or ADS of Elan. A transfer of Ordinary Shares, whether on sale, in contemplation of a sale or by way of gift will attract duty at the rate of 1% on the consideration given or, where the purchase price is inadequate or unascertainable, on the market value of the shares. Similarly, any such transfer of a warrant may attract duty at the rate of 1%. Transfers of Ordinary Shares that are not liable to duty at the rate of 1% are exempt. The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in a liability to pay interest penalties and fines.

Documents on Display

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act). In accordance with these requirements, the Company files Annual Reports on Form 20-F with, and furnishes Reports of Foreign Issuer on Form 6-K to, the SEC. These materials, including our Annual Report on Form 20-F for the fiscal year ended 31 December 2010 and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. As a foreign private issuer, all documents that were filed or submitted after 4 November 2002 on the SEC’s EDGAR system are available for retrieval on the website maintained by the SEC at www.sec.gov. These filings and submissions are also available from commercial document retrieval services.

Copies of our Memorandum and Articles of Association may be obtained at no cost by writing or telephoning the Company at our principal executive offices. Our Memorandum and Articles of Association are filed with the SEC as Exhibit 1.1 of our Annual Report on Form 20-F filed with the SEC on 24 February 2011. You may also inspect or obtain a copy of our Memorandum and Articles of Association using the procedures prescribed above.

Electronic Communications

Following the introduction of the Transparency Regulations we provide this Annual Report to shareholders electronically via our website, www.elan.com, and only send a printed copy to those shareholders that specifically request one. Holders of Ordinary Shares who wish to change the method by which they receive communications should contact our Registrar.

Elan Corporation, plc 2011 Annual Report	175

Risk Factors

You should carefully consider all of the information set forth in this Annual Report, including the following risk factors, when investing in our securities. The risks described below are not the only ones that we face. Additional risks not currently known to us or that we presently deem immaterial may also impair our business operations. We could be materially adversely affected by any of these risks. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Forward-looking statements are not guarantees of future performance, and actual results may differ materially from those contemplated by such forward-looking statements.

We are substantially dependent on revenues from Tysabri.

Sales of our only marketed product Tysabri represented approximately 79% of our total revenues and approximately 100% of our revenues from continuing operations during 2011. The EDT business, which we sold to Alkermes, Inc. on 16 September 2011, accounted for approximately 21% of our total revenues in 2011. Although we continue to seek to discover and develop additional products for commercial introduction, we may be substantially dependent on sales from Tysabri for many years. Any negative developments relating to Tysabri, such as safety, efficacy or reimbursement issues, the introduction or greater acceptance of competing products, including biosimilars, or adverse regulatory or legislative developments may reduce our revenues and adversely affect our results of operations. New competing products for use in MS are beginning to (or will soon) enter the market, including BG-12 which our collaborator, Biogen Idec has in late stage development, and if they have a similar or more attractive profile in terms of efficacy, convenience or safety, future sales of Tysabri could be limited, which would reduce our revenues.

Tysabri’s sales growth cannot be assured given the significant restrictions on its use and the significant safety warnings in the label, including the risk of developing PML, a serious brain infection. The risk of developing PML increases with prior immunosuppressant (IS) use, which may cause patients who have previously received immunosuppressants or their physicians to refrain from using or prescribing Tysabri. The risk of developing PML also increases with longer treatment duration, with limited experience beyond four years. This may cause prescribing physicians or patients to suspend treatment with Tysabri. In addition, the risk of developing PML is heightened when a patient has anti-JC virus (JCV) antibodies. In January 2012, the U.S. FDA approved a product label change for Tysabri that identifies anti-JCV antibody status as a risk factor for PML. This risk had already been incorporated into the European label for Tysabri in June 2011. Physicians have discontinued treatment and are likely to continue to discontinue treatment with Tysabri in patients who test positive for JCV antibodies. Increased incidences of PML could limit sales growth, prompt regulatory review, require significant changes to the label or result in market withdrawal. Additional regulatory restrictions on the use of Tysabri or safety-related label changes, including enhanced risk management programmes, whether as a result of additional cases of PML or otherwise, may significantly reduce expected revenues and require significant expense and management time to address the associated legal and regulatory issues. In addition, ongoing or future clinical trials involving Tysabri, efforts at stratifying patients into groups with lower or higher risk for developing PML and the commercial availability of the JCV antibody assay may have an adverse impact on prescribing behaviour and reduce sales of Tysabri. Further, the utility of the JCV antibody assay may be diminished as a result of the assay’s false negative rate and because a patient who tests negative for JCV antibodies may be infected by the JCV after testing.

Our long-term success depends upon the successful development and commercialisation of other product candidates.

Our long-term viability and growth will depend upon the successful discovery, development and commercialisation of other products from our R&D activities, including bapineuzumab, which is being developed by Johnson & Johnson and Pfizer and in which we retain an approximate 25% economic interest. Product development and commercialisation are very expensive and involve a high degree of risk. Only a small number of R&D programmes result in the commercialisation of a product. Success in preclinical work or early stage clinical trials does not ensure that later stage or larger scale clinical trials will be successful. Even if later stage clinical trials are successful, product candidates may not receive marketing approval if regulatory authorities disagree with our view of the data or require additional studies.

176	Elan Corporation, plc 2011 Annual Report

Risk Factors

We have substantial cash needs and we may not be successful in generating or otherwise obtaining the funds necessary to meet our cash needs.

As of 31 December 2011, we had $624.5 million of debt falling due in October 2016 (2010: $1,285.0 million, comprised of $460.0 million that was due in December 2013 and $825.0 million due in October 2016). At such date, we had total cash and cash equivalents, restricted cash and cash equivalents and investments of $296.7 million (2010: $452.8 million, excluding an additional $203.7 million held in an escrow account in relation to the Zonegran settlement). Our substantial indebtedness could have important adverse consequences to us. For example, it does or could:

•	Increase our vulnerability to general adverse economic and industry conditions;

•

Require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of our cash flow to fund R&D (including our funding commitments to Janssen AI for the AIP), working capital, capital expenditures, acquisitions, investments and other general corporate purposes;

•	Limit our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•	Place us at a competitive disadvantage compared to our competitors that have less debt; and

•	Limit our ability to borrow additional funds.

We estimate that we have sufficient cash, liquid resources and current assets and investments to meet our liquidity requirements for at least the next 12 months. Our future operating performance will be affected by general economic, financial, competitive, legislative, regulatory and business conditions and other factors, many of which are beyond our control. Even if our future operating performance does meet our expectations, including continuing to successfully commercialise Tysabri, we may need to obtain additional funds to meet our longer term liquidity requirements. We may not be able to obtain those funds on commercially reasonable terms, or at all, which would force us to curtail programmes, sell assets or otherwise take steps to reduce expenses or cease operations. Any of these steps may have a material adverse effect on our prospects.

Restrictive covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions and could adversely affect us.

The agreements governing our outstanding indebtedness contain various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratio, but do restrict within limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into transactions with related parties;

•	Enter into some types of investment transactions;

•	Engage in some asset sales or sale and leaseback transactions;

•	Pay dividends or buy back our shares; and

•	Consolidate, merge with, or sell substantially all our assets to another entity.

The breach of any of these covenants may result in a default under the applicable agreement, which could result in the indebtedness under the agreement becoming immediately due and payable. Any such acceleration would result in a default under our other indebtedness subject to cross-acceleration provisions. If this were to occur, we might not be able to pay our debts or obtain sufficient funds to refinance them on reasonable terms, or at all. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategies and compete against companies not subject to similar constraints.

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We depend on Johnson & Johnson, in addition to Pfizer, for the clinical development and potential commercialisation of bapineuzumab and any other AIP products.

On 17 September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of our assets and rights related to the AIP. In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued ADRs of Elan, representing 18.4% of our outstanding Ordinary Shares at the time. Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialisation of AIP to the extent the funding is required by the collaboration. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated before the initial $500.0 million funding commitment has been spent, Johnson & Johnson is not required to contribute the full $500.0 million. As of 31 December 2011, the remaining unspent amount of the Johnson & Johnson $500.0 million funding commitment was $57.6 million (2010: $272.0 million), which reflects the $214.4 million utilised in 2011 (2010: $179.0 million). Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment is required to be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. Based on current spend levels, we anticipate that we will be called upon to provide funding to Janssen AI commencing in the second quarter of 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. If we fail to provide our share of the $400.0 million commitment or any additional funding that is required for the development of the AIP, and if Johnson & Johnson elects to fund such an amount, our interest in Janssen AI could, at the option of Johnson & Johnson, be commensurately reduced. We refer to these transactions as the “Johnson & Johnson Transaction” in this Annual Report.

The Johnson & Johnson Transaction resulted in the assignment of our AIP collaboration agreement with Wyeth (which has been acquired by Pfizer) and associated business, which primarily constituted intellectual property, to Janssen AI. While we have a 49.9% equity interest in Janssen AI, Johnson & Johnson exercises effective control over Janssen AI and consequently over our share of the AIP collaboration. As a result of the Johnson & Johnson Transaction, our financial interest in the AIP collaboration has been reduced from approximately 50% to approximately 25%. The success of the AIP collaboration will be dependent, in part, on the efforts of Johnson & Johnson. The interests of Johnson & Johnson may not be aligned with our interests. The failure of Johnson & Johnson to pursue the development and commercialisation of AIP products in the same manner we would have pursued such development and commercialisation could materially and adversely affect us.

Future returns from the Johnson & Johnson Transaction are dependent, in part, on the successful development and commercialisation of bapineuzumab and other potential AIP products.

Under the terms of the Johnson & Johnson Transaction, in general, we are entitled to a 49.9% share of all net profits generated by Janssen AI beginning from the date Janssen AI becomes net profitable, and certain royalty payments from Janssen AI in respect of sales of bapineuzumab and other potential AIP products. Royalties will generally only arise after Johnson & Johnson has earned profits from the AIP equal to Johnson & Johnson’s (up to) $500.0 million initial investment. Any such payments are dependent on the future commercial success of bapineuzumab and other potential AIP products. If no drug is successfully developed and commercialised, we may not receive any profit or royalty payments from Janssen AI.

Our industry is highly competitive.

Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than us. We also compete with smaller research companies and generic and biosimilar drug manufacturers. In addition, our collaborator on Tysabri, Biogen Idec, markets a competing MS therapy, Avonex® and has another potentially competitive MS therapy (BG-12) in late stage development.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic or biosimilar products. The price of pharmaceutical products typically declines as competition increases. Tysabri sales may be very sensitive to additional new competing products (in particular, from oral therapies approved or filed for U.S. and European approvals or under

178	Elan Corporation, plc 2011 Annual Report

Risk Factors

development). If these products have a similar or more attractive overall profile in terms of efficacy, convenience and/or safety, future sales of Tysabri could be adversely impacted.

Generic and biosimilar competitors do not have to bear the same level of R&D and other expenses associated with bringing a new branded product to market. As a result, they can charge less for a competing version of a product. MCOs typically favour generics over brand name drugs, and governments encourage, or under some circumstances mandate, the use of generic products, thereby reducing the sales of branded products that are no longer patent protected. Governmental and other pressures toward the dispensing of generic or biosimilar products may rapidly and significantly reduce, or slow the growth in, the sales and profitability of any products not protected by patents or regulatory exclusivity and may adversely affect our future results and financial condition. The launch of competitive products, including generic or biosimilar versions of products, has had and may have a material and adverse effect on our revenues and results of operations.

Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements, and to protect all of this with patents and other intellectual property rights. We also compete on the basis of price and product differentiation. If we fail to maintain our competitive position, then our revenues and results of operations may be materially and adversely affected.

If we are unable to obtain or enforce patent rights, trade secrets or other intellectual property, then our revenues and potential revenues may be materially reduced.

Because of the significant time and expense involved in developing new products in our industry and obtaining regulatory approvals, it is very important to obtain patent and other intellectual property protection for new technologies, products and processes. Our success depends in large part on our continued ability to obtain patents for products and technologies, maintain patent protection for both acquired and developed products, preserve our trade secrets, obtain and preserve other intellectual property such as trademarks and copyrights, and operate without infringing the valid and enforceable proprietary rights of third parties.

The degree of patent protection that will be afforded to technologies, products and processes, including ours, in the United States and in other markets is dependent upon the scope of protection provided by patent offices, courts and legislatures in these countries. There is no certainty that our existing patents or, if obtained, future patents, will provide us with substantial protection or commercial benefit. In addition, there is no assurance that our patent applications or patent applications licensed from third parties will ultimately be granted or that those patents that have been issued or are issued in the future will prevail in any court challenge. Our competitors may also develop products, including generic or biosimilar products, similar to ours using methods and technologies that are beyond the scope of our patent protection, which could adversely affect the sales of our products.

Although we believe that we make reasonable efforts to protect our intellectual property rights and to ensure that our proprietary technology does not infringe the valid and enforceable rights of other parties, we cannot ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our product or technologies. In addition, third parties may be able to obtain patents that prevent the sale or use of our products or require us to obtain a license and pay significant fees or royalties in order to continue selling our products.

There has been, and we expect there will continue to be, significant litigation in the industry regarding patents and other intellectual property rights. Litigation and other proceedings concerning patents and other intellectual property rights in which we are involved have been and will continue to be protracted and expensive and could be distracting to our management and business operations. Our competitors have sued and may sue us or our collaborators as a means of delaying the introduction of products, or to extract royalties against a marketed product. Any litigation, interference proceedings, re-examinations or oppositions against us or our licensors, may be costly and time consuming and could adversely affect us. In addition, litigation has been and may be instituted to determine the validity, scope or non-infringement of patent rights claimed by third parties to be pertinent to the manufacturing, use or sale of our or their products. The outcome of any such litigation could adversely affect the validity and scope of our patents or other intellectual property rights, hinder, delay or prevent the marketing and sale of our products and cost us substantial sums of money.

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If there are significant delays in the manufacture or supply of Tysabri or in the supply of raw materials for Tysabri, then sales of Tysabri could be materially and adversely affected.

Biogen Idec manufactures Tysabri. Our dependence upon Biogen Idec for the manufacture of Tysabri may result in unforeseen delays or other problems beyond our control. For example, if Biogen Idec is not in compliance with current good manufacturing practices (cGMP) or other applicable regulatory requirements, then the supply of Tysabri could be materially and adversely affected. If Biogen Idec experiences delays or difficulties in producing Tysabri, then sales of Tysabri could be materially and adversely affected. Biogen Idec requires supplies of raw materials for the manufacture of Tysabri. Biogen Idec does not have dual sourcing of all required raw materials. The inability to obtain sufficient quantities of required raw materials could materially and adversely affect the supply of Tysabri.

We are subject to pricing pressures and uncertainties regarding healthcare reimbursement and reform.

In the United States, many pharmaceutical products and biologics are subject to increasing pricing pressures. Our ability to commercialise products successfully depends, in part, upon the extent to which healthcare providers are reimbursed by third-party payers, such as governmental agencies, including the Centers for Medicare and Medicaid Services, private health insurers and other organisations, such as health maintenance organisations (HMOs), for the cost of such products and related treatments. In addition, if healthcare providers do not view current or future Medicare reimbursements for our products favourably, then they may not prescribe our products. Third party payers are increasingly challenging the pricing of pharmaceutical products by, among other things, limiting the pharmaceutical products that are on their formulary lists. As a result, competition among pharmaceutical companies to place their products on these formulary lists has reduced product prices. If reasonable reimbursement for our products is unavailable or if significant downward pricing pressures in the industry occur, then we could be materially and adversely affected.

The Obama Administration and the Congress in the United States have significantly changed U.S. healthcare law and regulation, which may change the manner by which drugs and biologics are developed, marketed and purchased. In addition, MCOs, HMOs, preferred provider organisations, institutions and other government agencies continue to seek price discounts. Further, some states in the United States have proposed and some other states have adopted various programmes to control prices for their seniors’ and low-income drug programmes, including price or patient reimbursement constraints, restrictions on access to certain products, importation from other countries, such as Canada, and bulk purchasing of drugs.

We encounter similar regulatory and legislative issues in most other countries. In the European Union and some other international markets, the government provides healthcare at low direct cost to consumers and regulates pharmaceutical prices or patient reimbursement levels to control costs for the government-sponsored healthcare system. Many countries are seeking to reduce their public expenditures on healthcare. These efforts may result in patient access restrictions, increased pressure on drug pricing, including denial of price increases, prospective and retrospective price decreases and increased mandatory discounts or rebates. For instance, a revenue reserve of $14.1 million was recorded in 2011 on Tysabri in-market sales in Italy, arising from a disagreement between Biogen Idec and the Italian Medicines Agency on a contract interpretation of a limit established by the agency in 2007. The revenue reserve is discussed further on page 29. The sovereign debt crisis in Europe and elsewhere may accelerate efforts by governments to cut public expenditures on healthcare. These efforts may negatively impact Tysabri.

We settled with the U.S. government with respect to its investigation of the marketing practices concerning our former Zonegran product which required us to pay $203.5 million in criminal and civil fines and penalties and take other actions that could have a material adverse effect on us.

In December 2010, we resolved all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran, an antiepileptic prescription medicine that we divested in 2004. In the first quarter of 2011, we paid $203.5 million pursuant to the terms of a global settlement of all U.S. federal and related state Medicaid claims. In addition, we pleaded guilty to a misdemeanor violation of the U.S. FD&C Act and entered into a Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programmes and the FDA. If we materially fail to comply with the requirements of U.S. federal healthcare programmes or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance programme or reporting obligations of the Corporate Integrity

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Agreement, severe sanctions could be imposed upon us. This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

The pharmaceutical industry is subject to anti-kickback, bribery and false claims laws in the United States and elsewhere.

In addition to the FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict some marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback, bribery and false claims statutes. The federal healthcare programme anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programmes. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand, and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting some common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. In recent years, many pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programmes for the product. Additionally, we and other pharmaceutical companies have settled charges under the federal False Claims Act, and related state laws, relating to off-label promotion. We are now operating under a Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programmes and the FDA. If we materially fail to comply with the requirements of U.S. federal healthcare programmes or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance programme or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items, and services reimbursed under Medicaid and other state programmes, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programmes, criminal fines, and imprisonment.

The Foreign Corrupt Practices Act (FCPA) and the United Kingdom Bribery Act (U.K. Bribery Act) prohibits companies and their representatives from offering, promising, authorising or making payments to foreign officials (and some private individuals under the U.K. Bribery Act) for the purpose of obtaining or retaining business abroad. In many countries, the healthcare professionals we interact with may meet the definition of a foreign government official for purposes of the FCPA. Failure to comply with domestic or foreign laws could result in various adverse consequences, including possible delay in approval or refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, the imposition of civil or criminal sanctions and the prosecution of executives overseeing our international operations.

We are subject to extensive government regulation, which may adversely affect our ability to bring new products to market and may adversely affect Tysabri.

The pharmaceutical industry is subject to significant regulation by state, local, national and international governmental regulatory authorities. In the United States, the FDA, and in the European Union, the European Medicines Agency (EMA) regulate the design, development, preclinical and clinical testing, manufacturing, labelling, storing, distribution, import, export, record keeping, reporting, marketing and promotion of pharmaceutical products, which include drugs, biologics and medical devices. Failure to comply with regulatory requirements at any stage during the regulatory process could result in, among other things, delays in the approval of applications or supplements to approved applications, refusal of a regulatory authority to review pending market approval applications or supplements to approved applications, warning letters, fines, import or export restrictions, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously approved marketing applications or licenses, recommendations by the FDA or other regulatory authorities against governmental contracts, and criminal prosecutions.

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We must obtain and maintain approval for products from regulatory authorities before such products may be sold in a particular jurisdiction. The submission of an application to a regulatory authority with respect to a product does not guarantee that approval to market the product will be granted. Each authority generally imposes its own requirements and may delay or refuse to grant approval, even though a product has been approved in another country. In our principal markets, including the United States, the approval process for a new product is complex, lengthy, expensive and subject to unanticipated delays. We cannot be sure when or whether approvals from regulatory authorities will be received or that the terms of any approval will not impose significant limitations that could negatively impact the potential profitability of the approved product. Even after a product is approved, it may be subject to regulatory action based on newly discovered facts about the safety and efficacy of the product, on any activities that regulatory authorities consider to be improper or as a result of changes in regulatory policy. Regulatory action may have a material adverse effect on the marketing of a product, require changes in the product’s labelling or even lead to the withdrawal of the regulatory marketing approval of the product.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMPs, the FDA’s regulations governing the production of pharmaceutical products. There are comparable regulations in other countries, including regulations issued by the EMA for the European Union. Any finding by the FDA, the EMA or other regulatory authority that we are not in substantial compliance with cGMP regulations or that we or our employees have engaged in activities in violation of these regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of such products, and, in some cases, might also require the recall of previously distributed products. Any such finding by the FDA, the EMA or other regulatory agency could also affect our ability to obtain new approvals until such issues are resolved. The FDA, the EMA and other regulatory authorities conduct scheduled periodic regulatory inspections of facilities to ensure compliance with cGMP regulations. Any determination by the FDA, the EMA or other regulatory authority that we, or one of our suppliers, are not in substantial compliance with these regulations or are otherwise engaged in improper or illegal activities could result in substantial fines and other penalties and could cut off our product supply.

We own approximately six percent of Alkermes plc and our shares are subject to legal and contractual transfer restrictions.

We own approximately 6% of the outstanding shares of Alkermes plc, which acquired our EDT business on 16 September 2011. The transfer or disposition of these shares is restricted by securities law and by contract. We do not know when or whether we will be able to dispose of these Alkermes plc shares, or, if we can dispose of these shares, what value we will receive for these Alkermes plc shares. If the value of Alkermes plc shares should fall substantially before we can dispose of our holdings of Alkermes plc shares, then the market value of our investment in Alkermes plc shares will be commensurately reduced.

Our business exposes us to risks of environmental liabilities.

We use hazardous materials, chemicals and toxic compounds that could expose people or property to accidental contamination and result in events of non-compliance with environmental laws, regulatory enforcement and claims related to personal injury and property damage. If an accident occurred or if we were to discover contamination caused by prior operations, then we could be liable for cleanup, damages or fines, which could have an adverse effect on us.

The environmental laws of many jurisdictions impose actual and potential obligations on us to remediate contaminated sites. These obligations may relate to sites that we currently own or lease, sites that we formerly owned or operated, or sites where waste from our operations was disposed. These environmental remediation obligations could significantly impact our operating results. Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to us, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures, as well as other costs and liabilities, which could materially adversely affect us.

If we fail to comply with our reporting and payment obligations under the Medicaid rebate programme or other governmental pricing programmes, then we could be subject to material reimbursements, penalties, sanctions and fines.

As a condition of reimbursement under Medicaid, we participate in the U.S. federal Medicaid rebate programme, as well as several state rebate programmes. Under the federal and state Medicaid rebate programmes, we pay a rebate to each state

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Risk Factors

for a product that is reimbursed by those programmes. The amount of the rebate for each unit of product is set by law, based on reported pricing data. The rebate amount may also include a penalty if our prices increase faster than the rate of inflation.

For manufacturers of single-source, innovator and non-innovator multiple-source products, rebate calculations vary among products and programmes. The calculations are complex and, in some respects, subject to interpretation by governmental or regulatory agencies, the courts and us. The Medicaid rebate amount is computed each quarter based on our pricing data submission to the Centers for Medicare and Medicaid Services at the U.S. Department of Health and Human Services. The terms of our participation in the programme impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in an overage or shortfall in our rebate liability for past quarters (up to 12 past quarters), depending on the direction of the correction. Governmental agencies may also make changes in programme interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid.

U.S. federal law requires that any company that participates in the federal Medicaid rebate programme extend comparable discounts to qualified purchasers under the PHS pharmaceutical pricing programme. This pricing programme extends discounts comparable to the Medicaid net price to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as outpatient utilisation at hospitals that serve a disproportionate share of poor patients.

Additionally, each calendar quarter, we calculate and report an Average Sales Price (ASP) for Tysabri, which is covered by Medicare Part B (primarily injectable or infused products). We submit ASP information for Tysabri within 30 days of the end of each calendar quarter. This information is then used to set reimbursement levels to reimburse Part B providers for the drugs and biologicals dispensed to Medicare Part B participants. Furthermore, pursuant to the Veterans Health Care Act, a Non-Federal Average Manufacturer Price is calculated each quarter and a Federal Ceiling Price is calculated each year for Tysabri. These prices are used to set pricing for purchases by the military arm of the government. These price reporting obligations are complicated and often involve decisions regarding issues for which there is no clear-cut guidance from the government. Failure to submit correct pricing data can subject us to material civil, administrative and criminal penalties.

We are subject to continuing potential product liability risks, in particular with respect to Tysabri, which could cost us material amounts of money.

Risks relating to product liability claims are inherent in the development, manufacturing and marketing of products. Any person who is injured while using our product, or products that we are responsible for, may have a product liability claim against us. Since we distribute a product to a wide number of end users, the risk of such claims could be material. Persons who participate in our clinical trials may also bring liability claims. We are a defendant in product liability actions related to products that Elan marketed. In addition, we are defendants in product liability lawsuits arising out of serious adverse events, including deaths, that occurred in patients taking Tysabri. We expect additional product liability lawsuits related to Tysabri usage to be filed. While we intend to vigorously defend these lawsuits, we cannot predict how these cases will be resolved. Adverse results in one or more of these cases could result in substantial monetary judgements against us.

Excluding any self-insured arrangements, we do not maintain product liability insurance for the first $10.0 million of aggregate claims, but do maintain coverage with our insurers for the next $140.0 million. Our current insurance coverage may not be sufficient to cover fully all potential claims, nor can we guarantee the solvency of any of our insurers.

If our claims experience results in higher rates, or if product liability insurance otherwise becomes costlier because of general economic, market or industry conditions, then we may not be able to maintain product liability coverage on acceptable terms. If sales of our product increase materially, or if we add significant products to our portfolio, then we will require increased coverage and may not be able to secure such coverage at reasonable rates or terms.

We and some of our officers and directors were named as defendants in putative class actions; an adverse outcome in the class actions could result in a substantial judgement against us.

We and some of our officers and directors were named as defendants in five putative class action lawsuits filed in the U.S. District Court for the Southern District of New York in 2008. The cases have been consolidated. The plaintiffs’ Consolidated Amended Complaint was filed on 17 August 2009, and alleged claims under the U.S. federal securities laws

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and sought damages on behalf of all purchasers of our stock during periods ranging between 21 May 2007 and 21 October 2008. The complaint alleged that we issued false and misleading public statements concerning the safety and efficacy of bapineuzumab. In July 2010, a second securities case was filed in the U.S. District Court for the Southern District of New York, as a “related case” to the existing 2008 matter, by purchasers of Elan call options during the period of June and July 2008. These cases have been dismissed with prejudice by the trial court, but an appeal has been filed to the 2nd Circuit by the plaintiffs in the related case. Adverse results in this lawsuit or in any litigation to which we are a party could have a material adverse affect on us.

Our sales and operations are subject to the risks of fluctuations in currency exchange rates and to the risk of a partial or total collapse of the euro.

Our headquarters are in Ireland and three of the major markets for Tysabri are Germany, France and Italy. As a result, changes in the exchange rate between the U.S. dollar and the euro can have significant effects on our results of operations. In addition, the partial or total collapse of the euro would cause severe and adverse consequences to sales of Tysabri in Europe and to reimbursements for sales of Tysabri in Europe.

Provisions of agreements to which we are a party may discourage or prevent a third party from acquiring us and could prevent our shareholders from receiving a premium for their shares.

We are a party to agreements that may discourage a takeover attempt that might be viewed as beneficial to our shareholders who wish to receive a premium for their shares from a potential bidder. For example:

•

Our collaboration agreement with Biogen Idec provides Biogen Idec with an option to buy the rights to Tysabri in the event that we undergo a change of control, which may limit our attractiveness to potential acquirers;

•

Johnson & Johnson is our largest shareholder and is largely in control of our share of the AIP; however, Johnson & Johnson and its affiliates are subject to a standstill agreement until 17 September 2014, pursuant to which, subject to limited exceptions, they will not be permitted to acquire additional shares in Elan or take other actions to acquire control of Elan;

•

The Corporate Integrity Agreement that we entered into with the U.S. government with respect to the settlement of the Zonegran matter contains provisions that may require any acquirer to assume the obligations imposed by the Corporate Integrity Agreement, which may limit our attractiveness to a potential acquirer; and

•	Under the terms of indentures governing much of our debt, any acquirer would be required to make an offer to repurchase the debt for cash in connection with some change of control events.

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Operating Environment

Operating Environment

The U.S. market is our most important market. Refer to Note 5 to the Consolidated Financial Statements for an analysis of revenue by geographic region. For this reason, the factors discussed below, such as “Government Regulation” and “Product Approval,” place emphasis on requirements in the United States.

Government Regulation

The pharmaceutical industry is subject to significant regulation by international, national, state and local governmental regulatory agencies. Pharmaceutical product registration is primarily concerned with the safety, efficacy and quality of new drugs and devices and, in some countries, their pricing. A product must generally undergo extensive clinical trials before it can be approved for marketing. The process of developing a new pharmaceutical product, from idea to commercialisation, can take in excess of 10 years.

Governmental authorities, including the FDA and comparable regulatory authorities in other countries, regulate the design, development, testing, manufacturing and marketing of pharmaceutical products. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, import restrictions, injunctive actions and criminal prosecutions of both companies and individuals. In addition, administrative remedies can involve requests to recall violative products; the refusal of the government to enter into supply contracts; or the refusal to approve pending product approval applications for drugs, biological products or medical devices until manufacturing or other alleged deficiencies are brought into compliance. The FDA also has the authority to cause the withdrawal of approval of a marketed product or to impose labeling restrictions.

In addition, the U.S. Centers for Disease Control and Prevention regulate select biologics and toxins. This includes registration and inspection of facilities involved in the transfer or receipt of select agents. Select agents are subject to specific regulations for packaging, labeling and transport. Non-compliance with applicable requirements could result in criminal penalties and the disallowance of research and manufacturing of clinical products. Exemptions are provided for select agents used for a legitimate medical purpose or for biomedical research, such as toxins for medical use and vaccines.

The pricing of pharmaceutical products is regulated in many countries and the mechanism of price regulation varies. In the United States, while there are limited indirect federal government price controls over private sector purchases of drugs, it is not possible to predict future regulatory action on the pricing of pharmaceutical products.

In December 2010, we resolved all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran, an antiepileptic prescription medicine that we divested in 2004. In March 2011, we paid $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims. As part of the agreement, our subsidiary EPI, pleaded guilty to a misdemeanor violation of the FD&C Act, and we entered into a Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programmes and the FDA. If we materially fail to comply with the requirements of U.S. federal healthcare programmes or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance programme or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us. The resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

Product Approval

Preclinical tests assess the potential safety and efficacy of a product candidate in animal models. The results of these studies must be submitted to the FDA as part of an Investigational New Drug Application before human testing may proceed.

The clinical trial process can take three to ten years or more to complete, and there can be no assurance that the data collected will demonstrate that the product is safe or effective or, in the case of a biologic product, pure and potent, or will provide sufficient data to support FDA approval of the product. The FDA may place clinical trials on hold at any point in this

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process if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk. Trials may also be terminated by institutional review boards, which must review and approve all research involving human subjects. Side effects or adverse events that are reported during clinical trials can delay, impede or prevent marketing authorisation.

The results of the preclinical and clinical testing, along with information regarding the manufacturing of the product and proposed product labeling, are evaluated and, if determined appropriate, submitted to the FDA through a license application such as a new drug application (NDA) or a Biologics License Application (BLA). In certain cases, an Abbreviated New Drug Application (ANDA) can be filed in lieu of filing an NDA.

There can be no marketing in the United States of any drug, biologic or device for which a marketing application is required until the application is approved by the FDA. Until an application is actually approved, there can be no assurance that the information requested and submitted will be considered adequate by the FDA. Additionally, any significant change in the approved product or in how it is manufactured, including changes in formulation or the site of manufacture, generally require prior FDA approval. The packaging and labeling of all products developed by us are also subject to FDA approval and ongoing regulation.

Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable regulatory authorities in other countries outside the United States must be obtained prior to the marketing of the product in those countries. The approval procedure varies from country to country. It can involve additional testing and the time required can differ from that required for FDA approval. Although there are procedures for unified filings for E.U. countries, in general, most other countries have their own procedures and requirements.

Once a product has been approved, significant legal and regulatory requirements apply in order to market a product. In the United States, these include, among other things, requirements related to adverse event and other reporting, product advertising and promotion, and ongoing adherence to cGMP requirements, as well as the need to submit appropriate new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Further, Elan’s Corporate Integrity Agreement regulates certain aspects of current, and future, development and marketing of Elan products.

The FDA also enforces the requirements of the Prescription Drug Marketing Act, which, among other things, imposes various requirements in connection with the distribution of product samples to physicians. Sales, marketing and scientific/educational grant programmes must comply with the Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, as amended, and similar state laws. Pricing and rebate programmes must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. We are also subject to Section 6002 of the Affordable Care Act (ACA), commonly known as the Physician Payment Sunshine Act (Sunshine Act) which regulates disclosure of payments to certain healthcare professionals and providers.

The FCPA and U.K. Bribery Act prohibit companies and their representatives from offering, promising, authorising or making payments to foreign officials (and certain private individuals under the U.K. Bribery Act) for the purpose of obtaining or retaining business abroad. In many countries, the healthcare professionals we interact with may meet the definition of a foreign government official for purposes of the FCPA. Failure to comply with domestic or foreign laws could result in various adverse consequences, including possible delay in approval or refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, the imposition of civil or criminal sanctions and the prosecution of executives overseeing our international operations.

Patents and Intellectual Property Rights

Our competitive position depends on our ability to obtain patents on our technologies and our potential products, to defend our patents, to protect our trade secrets and to operate without infringing valid and enforceable patents or trade secrets of others. We own or license a number of patents in the United States and other countries.

Tysabri is covered by issued patents and pending patent applications in the United States and other countries. A primary U.S. patent covering the humanised antibody expires in 2017. Additional U.S. patents and patent applications of Elan and/or our collaborator Biogen Idec covering (i) methods of use, including the use of Tysabri to treat MS, irritable bowel disease and a variety of other indications and (ii) methods of manufacturing Tysabri, generally expire between 2012 and 2023. Outside the United States, patents and pending patent applications covering Tysabri, methods of using Tysabri and methods of manufacturing Tysabri generally expire between 2014 and 2023. Patents in the United States and outside the

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Operating Environment

United States may be granted additional patent term due to various mechanisms for obtaining patent term extensions. In addition to the noted patents, we and Biogen Idec have additional patents and pending patent applications covering various aspects of Tysabri that may confer additional patent protection.

In addition to our Tysabri collaboration with Biogen Idec, we have entered into licenses covering intellectual property related to Tysabri. We pay royalties under these licenses based upon the level of Tysabri sales. We may be required to enter into additional licenses related to Tysabri intellectual property. If these licenses are not available, or are not available on reasonable terms, we may be materially and adversely affected.

Competition

The pharmaceutical industry is highly competitive. Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than we have. We also compete with smaller research companies and generic drug and biosimilar manufacturers.

Tysabri, a treatment for relapsing forms of MS, competes primarily with Avonex marketed by our collaborator Biogen Idec, Betaseron® marketed by Berlex (an affiliate of Bayer Schering Pharma AG) in the United States and sold under the name Betaferon® by Bayer Schering Pharma in Europe, Rebif® marketed by Merck Serono and Pfizer in the United States and by Merck Serono in Europe, Copaxone® marketed by Teva Neurosciences, Inc. in the United States and co-promoted by Teva and Sanofi-Aventis in Europe and Novartis AG’s Gilenya™, an oral treatment for relapsing MS. Additional oral treatments for MS are awaiting regulatory approval or are under development, including BG-12, which is being developed by Biogen Idec. Many companies are working to develop new therapies or alternative formulations of products for MS that, if successfully developed, would compete with Tysabri.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products or biosimilars. Governmental and other pressures toward the dispensing of generic products or biosimilars may rapidly and significantly reduce, slow or reverse the growth in sales and profitability of any product not protected by patents or regulatory exclusivity, and may adversely affect our future results and financial condition. The launch of competitive products, including generic or biosimilar versions of our products, has had and may have a material adverse effect on our revenues and results of operations.

Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. We also compete on the basis of price and product differentiation. If we fail to maintain our competitive position, our business, financial condition and results of operations may be materially and adversely affected.

Distribution

We sell Tysabri primarily to drug wholesalers. Our revenue reflects, in part, the demand from these wholesalers to meet the in-market consumption of Tysabri and to reflect the level of inventory that Tysabri wholesalers carry. Changes in the level of inventory can directly impact our revenue and could result in our revenue not reflecting in-market consumption of Tysabri.

Product Supply

Supplies are generally available in quantities adequate to meet the needs of our business. We are dependent on Biogen Idec to manufacture Tysabri. An inability to obtain product supply could have a material adverse impact on our business, financial condition and results of operations.

Employees

As at 31 December 2011, we had 412 employees worldwide, of whom 226 were engaged in R&D activities and the remainder worked in selling, marketing, general and administrative areas.

Property, plant and equipment

We consider that our properties are in good operating condition and that our equipment has been well maintained.

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For additional information, refer to Note 18 to the Consolidated Financial Statements, which discloses amounts invested in land and buildings and plant and equipment; Note 31 to the Consolidated Financial Statements, which discloses future minimum rental commitments; Note 32 to the Consolidated Financial Statements, which discloses capital commitments for the purchase of property, plant and equipment; and the “Liquidity and Capital Resources,” section of the Financial Review which discloses our capital expenditures.

The following table lists the location, ownership interest, use and approximate size of our principal properties:

Location and Ownership Interest	Use	Size (Sq. Ft.)
Leased: South San Francisco, CA, USA	R&D, sales and administration	441,000	(1)
Leased: King of Prussia, PA, USA	Former R&D and manufacturing facility	113,000	(2)
Leased: Dublin, Ireland	Corporate administration	41,000

(1)	Approximately 66,636 square feet of laboratory and office space in South San Francisco, which was no longer being utilised by our R&D, sales and administrative functions is sublet to Janssen AI and is included in the 441,000 square feet noted above.

(2)	The EDT facility in King of Prussia was closed in 2011. Approximately 25,000 square feet of this space was sublet in February 2012.

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Trademarks

Trademarks

The following trademarks appearing in this publication are owned by or licensed to the Company:

•	Tysabri® (natalizumab)

Third-party trademarks appearing in this publication are:

•	Abraxane® (paclitaxel)

•	Ampyra® (dalfampridine) extended release tablets

•	Avonex® (interferon beta-1A)

•	Azactam® (aztreonam for injection, USP)

•	Betaferon® (interferon beta-1b)

•	Betaseron® (interferon beta-1b)

•	Copaxone® (glatiramer acetate injection)

•	Focalin® XR (dexmethylphenidate)

•	GilenyaTM (fingolimod) capsules

•	Maxipime® (cefepime hydrochloride) for injection

•	NanoCrystal® Technology

•	Naprelan®

•	Prialt® (ziconotide intrathecal infusion)

•	Rebif® (interferon beta-1a)

•	Ritalin LA® (methylphenidate hydrochloride) tablets

•	Skelaxin® (metaxalone) tablets

•	TriCor®145 (fenofibrate) tablets

•	Verelan® (verapamil) capsules

•	Zonegran® (zonisamide) capsules

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Corporate Information

Elan Corporation, plc, is an Irish registered company with a listing on the ISE. Our ADSs are listed on the NYSE (Symbol: ELN). Each ADS represents one Ordinary Share.

Registered Office

Treasury Building

Lower Grand Canal Street

Dublin 2,

Ireland

Investor Relations

Security analysts and investment professionals should direct their enquiries to:

David Marshall

Vice President, Investor Relations

Tel: 353-1-709-4444

Fax: 353-1-709-4108

Email: david.marshall@elan.com

Chris Burns

Senior Vice President, Investor Relations

Tel:1-800-252-3526

Fax: 1-617-217-2577

Email: chris.burns@elan.com

Registrar for Ordinary Shares

Computershare Investor Services

(Ireland) Limited

Heron House

Sandyford Industrial Estate

Dublin 18

Tel: 353-1-447-5107

Fax: 353-1-216-3151

Website: www.investorcentre.ie

Depositary for ADSs

Citibank Shareholder Services

P.O. Box 43077

Providence, Rhode Island 02940-3077

U.S.A.

Tel. 1-866-246-9032 (toll free within the U.S.)

Tel. +1-781-575-4555 (outside the U.S.)

Fax +1-201-324-3284

Email: citibank@shareholders-online.com

Website: www.citi.com/dr

Internet Website

Information on the Company is available online via the Internet at our website, www.elan.com. Information on our website does not constitute part of this Annual Report. This Annual Report and our Form 20-F are available on our website.

190	Elan Corporation, plc 2011 Annual Report

Glossary and Acronyms

Glossary and Acronyms

Glossary

401(k) plan—A type of defined contribution retirement savings plan for U.S. employees.

Abbreviated New Drug Application (ANDA)—An application for a U.S. generic drug approval for an existing licensed medication or approved drug.

ACC-001—An experimental vaccine for the treatment of Alzheimer’s disease that is being developed as part of the AIP. The ACC-001 approach is intended to induce a highly specific antibody response to beta amyloid. The goal is to clear beta amyloid while minimising side effects such as inflammation of the central nervous system. As part of the Johnson & Johnson Transaction in September 2009, Janssen AI acquired substantially all of the assets and rights related to AIP. We have retained an approximate 25% economic interest in the AIP.

Alzheimer’s disease—A progressive neurologic disease of the brain that leads to the loss of neurons and dementia. The clinical hallmarks of Alzheimer’s disease are progressive impairment in memory, judgement, decision making, orientation to physical surroundings, and language.

American Depositary Receipts (ADRs)—Certificates issued by a depositary (generally a U.S. bank) that evidence ownership of American Depositary Shares. ADRs allow U.S. investors to easily purchase shares in non-U.S. companies.

American Depositary Shares (ADSs)—Shares issued by a depositary (generally a U.S. bank) representing shares of a non-U.S. company that are traded on a U.S. stock exchange. ADSs afford the holder the rights and benefits associated with direct ownership.

Autoimmune disease—A disease in which the body’s immune system loses its ability to recognise some tissue or system within the body as “self” and targets and attacks it as if it were foreign.

Bapineuzumab (AAB-001)—An experimental humanised monoclonal antibody delivered intravenously that is being studied as part of the AIP as a potential treatment for mild to moderate Alzheimer’s disease. As part of the Johnson & Johnson Transaction in September 2009, Janssen AI acquired substantially all of the assets and rights related to AIP. We have retained an approximate 25% economic interest in the AIP.

Beta amyloid (Aß)—A peptide that is the main constituent of amyloid plaques in the brains of Alzheimer’s disease patients. Similar plaques appear in some variants of Lewy body dementia and in inclusion body myositis, a muscle disease. Aß also forms aggregates coating cerebral blood vessels in cerebral amyloid angiopathy. These plaques are composed of a tangle of regularly ordered fibrillar aggregates called amyloid fibres, a protein fold shared by other peptides such as prions associated with protein misfolding diseases.

Beta amyloid immunotherapy—A potential treatment of Alzheimer’s disease by inducing or enhancing the body’s immune system in order to clean toxic species of beta amyloid from the brain.

Biologics License Application (BLA)—In the United States, biological products are approved for marketing under the provisions of the Public Health Service Act. This Act requires a firm that manufactures a biologic for sale in U.S. interstate commerce to hold a licence for the product. A BLA is a submission that contains specific information on the manufacturing processes, chemistry, pharmacology, clinical pharmacology and the medical affects of the biologic product. If the information provided meets FDA requirements, the application is approved and a licence is issued allowing the firm to market the product.

Clinical trial—One of the final stages in the collection of data (for drug approval prior to commercialisation) in which the new drug or biologic product is tested in human subjects. Used to collect data on effectiveness, safety and required dosage.

Crohn’s disease—A chronic and progressive inflammatory disease of the human gastrointestinal tract. The disease usually causes diarrhoea and crampy abdominal pain, often associated with fever, and at times rectal bleeding. Loss of appetite and weight loss also may occur. Complications include narrowing of the intestine, obstruction, abscesses, and fistulas (abnormal channels connecting the intestine and other organs, including the skin), and malnutrition. Most patients eventually require surgery, which has both risks and potential short-term and long-term complications.

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Defined benefit plan—An employer-sponsored retirement savings plan where employee retirement benefits are determined based upon a formula, using factors such as salary history and duration of employment. Investment risk and portfolio management are the responsibility of the company.

Defined contribution plan—A retirement savings plan where employee retirement benefits are determined based upon the investment performance of the invested funds.

Discovery—Scientific research conducted with the aim of developing a drug for a specific disease or medical condition.

ELND005—A small molecule therapeutic being studied for the treatment of Alzheimer’s disease and other indications under an agreement with Transition that may act by breaking down and preventing the aggregation of beta amyloid fibrils.

London Interbank Offer Rate (LIBOR)—A daily reference rate based on the interest rates at which banks offer to lend unsecured funds to other banks in the London wholesale money market.

Medicare—A social insurance programme administered by the U.S. government, providing health insurance coverage to people who are aged 65 and over, or who meet other special criteria such as people with disabilities or other specific medical conditions.

Medicaid—A U.S. health programme for people and families with low incomes and resources. It is a means-tested programme that is jointly funded by the state and federal governments.

Multiple sclerosis (MS)—A disease in which the human body’s immune cells attack myelin (the “insulation” that surrounds nerve fibres in the spinal chord and brain) and the body’s acetyl choline receptors. This leads to recurrent muscle weakness, loss of muscle control and (potentially) eventual paralysis.

NanoCrystal technology—A drug optimisation technology that Elan transferred to Alkermes plc as part of the EDT Transaction applicable to poorly water-soluble compounds.

Neurodegenerative disease—A condition in which cells of the brain and spinal chord are lost. The brain and spinal chord are composed of neurons that do different functions such as controlling movements, processing sensory information and making decisions. Cells of the brain and spinal chord are not readily regenerated en masse, so excessive damage can be devastating. Neurodegenerative diseases result from deterioration of neurons or their myelin sheath, which over time will lead to dysfunction and disabilities.

New Drug Application (NDA)—The licence application in the United States through which drug sponsors formally propose that the FDA approve a new non-biological pharmaceutical for sale and marketing. A new biological product is approved under a BLA.

Parkinson’s disease—A progressive degenerative neurological movement disorder that destroys nerve cells in the part of the brain responsible for muscle control and movement. This creates problems walking and maintaining balance and coordination in patients diagnosed with the disease.

Patent—A grant issued by a government conferring the right to exclude others from making, using or selling an invention within the government’s territory for a limited period of time in exchange for public disclosure of the invention when the patent is granted. A government licence that gives the holder exclusive rights to a process, design or new invention for a designated period of time.

Phase 1 clinical testing—Clinical studies to test the safety profile of drugs in humans.

Phase 2 clinical testing—Clinical studies conducted with groups of patients to determine preliminary efficacy, dosage and expanded evidence of safety.

Phase 3 clinical testing—Large-scale clinical studies conducted in patients to provide sufficient data for statistical proof of efficacy and safety.

Placebo—An inert compound identical in appearance to material being tested in experimental research, which may or may not be known to the physician or patient, administered to distinguish between drug action and suggestive effect of the material under study.

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Glossary and Acronyms

Preclinical—Animal studies and laboratory tests to evaluate safety and efficacy, demonstrate activity of a product candidate and identify its chemical and physical properties.

Progressive multifocal leukoencephalopathy (PML)—A rare and potentially fatal demyelinating disease of the central nervous system.

Tysabri—An alpha 4 integrin antagonist designed to inhibit immune cells from leaving the blood stream and to prevent those immune cells from migrating into chronically inflamed tissue where they may cause or maintain inflammation.

Acronyms

2006 LTIP	Elan Corporation, plc 2006 Long Term Incentive Plan
2011 Floating Rate Notes	Senior floating rate notes due 15 November 2011
2013 Fixed Rate Notes	8.875% senior fixed rate notes due 2013
2013 Floating Rate Notes	Senior floating rate notes due 2013
2016 Notes issued October 2009	8.75% senior fixed rate notes due 15 October 2016 that were issued in October 2009
2016 Notes issued August 2010	8.75% senior fixed rate notes due 15 October 2016 that were issued in August 2010
ADR	American Depositary Receipt
ADS	American Depositary Share
ADWS	American Depositary Warrant Share
AGM	Annual General Meeting
AIP	Alzheimer’s Immunotherapy Program
AMT	Alternative Minimum Tax
ANDA	Abbreviated New Drug Application
ARS	Auction rate securities
ASP	Average sales price
BLA	Biologics License Application
CAGR	Compound annual growth rate
CEO	Chief Executive Officer
cGMP	Current Good Manufacturing Practice
CODM	Chief operating decision maker
CSF	Cerebrospinal fluid
DTA	Deferred tax asset
EBITDA	Earnings before interest, taxes, depreciation and amortisation
EC	European Commission
EDT	Elan Drug Technologies
EEPP	Employee Equity Purchase Plan
EMA	European Medicines Agency
ELISA	Enzyme Linked Immunosorbent Assay
EPI	Elan Pharmaceuticals, Inc.
EU	European Union
FCPA	Foreign Corrupt Practices Act
FDA	U.S. Food and Drug Administration
FD&C	Food Drug & Cosmetics Act
FRC	Financial Reporting Council
G&A	General and administrative
HMOs	Health maintenance organisation
IAS	International Accounting Standards

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IFRS	International Financial Reporting Standards as adopted by the EU
IPR&D	In-process research and development
IRC	U.S. Internal Revenue Code
IS	Immunosuppresent
Irish GAAP	Irish generally accepted accounting principles
ISE	Irish Stock Exchange
JCV	JC virus
KPI	Key performance indicator
LDCC	Leadership Development and Compensation Committee
LIBOR	London Interbank Offer Rate
MCOs	Managed care organisation
MS	Multiple sclerosis
NDA	New Drug Application
NGC	Nominating and Governance Committee
NYSE	New York Stock Exchange
PHS	Public Health Service
plc	Public limited company
PDG	Parkinson’s disease genetics
PML	Progressive multifocal leukoencephalopathy
PPACA	Patient Protection Affordable Care Act
R&D	Research and development
ROW	Rest of world
RRMS	Relapsing-remitting multiple sclerosis
RSUs	Restricted Stock Units
SBCG	Semler Brossy Consulting Group, LLC.
sBLA	Supplemental Biologics License Application
SEC	U.S. Securities and Exchange Commission
SG&A	Selling, general and administrative
SmPC	Summary of Product Characteristics
U.S. GAAP	Accounting principles generally accepted in the United States
WAEP	Weighted-average exercise price

194	Elan Corporation, plc 2011 Annual Report

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